Exhibit 99.3

CONTENTS

2	Company Profile
3	Principal Financial Data and Indicators
6	Changes in Share Capital and Shareholdings of Principal Shareholders
8	Chairman’s Statement
11	Business Review and Prospects
19	Management’s Discussion and Analysis
29	Significant Events
39	Connected Transactions
43	Corporate Governance
50	Report of the Board of Directors
58	Report of the Board of Supervisors
60	Directors, Supervisors, Senior Management and Employees
72	Principal Wholly-owned and Controlled Subsidiaries
73	Financial Statements
200	Corporate Information
201	Documents for Inspection
202	Confirmation from the Directors and Senior Management

This annual report includes forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects or anticipates will or may occur in the future (including but not limited to projections, targets, reserve and other estimates and business plans) are forward-looking statements. The Company’s actual results or developments may differ materially from those indicated by these forward-looking statements as a result of various factors and uncertainties. The Company makes the forward-looking statements referred to herein as at 29 March 2016 and unless required by regulatory authorities, the Company undertakes no obligation to update these statements.

COMPANY PROFILE

IMPORTANT NOTICE: THE BOARD OF DIRECTORS, THE BOARD OF SUPERVISORS, DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT OF SINOPEC CORP. WARRANT THAT THERE ARE NO FALSE REPRESENTATIONS, MISLEADING STATEMENTS OR MATERIAL OMISSIONS IN THIS ANNUAL REPORT, AND JOINTLY AND SEVERALLY ACCEPT FULL RESPONSIBILITY FOR THE AUTHENTICITY, ACCURACY AND COMPLETENESS OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT. THERE IS NO OCCUPANCY OF NON-OPERATING FUNDS BY THE CONTROLLING SHAREHOLDERS OF SINOPEC CORP.. MR. ZHANG JIANHUA, DIRECTOR AND MR. JIANG XIAOMING, INDEPENDENT NON-EXECUTIVE DIRECTOR, DID NOT ATTEND THE FIFTH MEETING OF THE SIXTH SESSION OF THE BOARD DUE TO OFFICIAL DUTIES. EACH OF MR. ZHANG AND MR. JIANG AUTHORISED MR. WANG ZHIGANG, DIRECTOR AND MR. ANDREW Y.YAN, INDEPENDENT NON-EXECUTIVE DIRECTOR, TO VOTE ON HIS BEHALF IN RESPECT OF THE RESOLUTIONS PUT FORWARD AT THE MEETING. MR. WANG YUPU, CHAIRMAN OF THE BOARD OF DIRECTORS, MR. LI CHUNGUANG, DIRECTOR AND PRESIDENT, MS. WEN DONGFEN, CHIEF FINANCIAL OFFICER AND HEAD OF THE FINACIAL DEPARTMENT OF SINOPEC CORP. WARRANT THE AUTHENTICITY AND COMPLETENESS OF THE FINANCIAL STATEMENTS CONTAINED IN THIS ANNUAL REPORT. THE AUDIT COMMITTEE OF SINOPEC CORP. HAS REVIEWED THE ANNUAL RESULTS OF SINOPEC CORP. FOR THE YEAR ENDED 31 DECEMBER 2015.

THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2015 OF THE COMPANY PREPARED IN ACCORDANCE WITH THE PRC ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES (ASBE) AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS RESPECTIVELY. BOTH FIRMS HAVE ISSUED STANDARD UNQUALIFIED AUDITOR’S REPORT.

AS APPROVED BY THE FIFTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS OF SINOPEC CORP., THE BOARD PROPOSED A FINAL CASH DIVIDEND OF RMB 0.06 (TAX INCLUSIVE) PER SHARE FOR 2015, COMBINING WITH THE INTERIM CASH DIVIDEND OF RMB 0.09 (TAX INCLUSIVE) PER SHARE, THE TOTAL CASH DIVIDEND FOR 2015 WILL BE RMB 0.15 (TAX INCLUSIVE) PER SHARE. THE DIVIDEND PROPOSAL IS SUBJECT TO THE SHAREHOLDERS’ APPROVAL AT THE ANNUAL GENERAL MEETING FOR THE YEAR 2015.

Exploration and Production	Refining	Marketing and Distribution	Chemicals

COMPANY PROFILE
Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

DEFINITIONS:
In this report, unless the context otherwise requires, the following terms shall have the meaning set out below:
Sinopec Corp.: China Petroleum & Chemical Corporation;
Company: Sinopec Corp. and its subsidiaries;
China Petrochemical Corporation: our controlling shareholder, China Petrochemical Corporation;
Sinopec group: China Petrochemical Corporation and its subsidiaries;
RMC: Oil and Natural Gas Reserves Management Committee of the Company;
Sinopec CB: RMB 23 billion A share convertible bond issued by Sinopec Corp. in 2011;
CSRC: China Securities Regulatory Commission.

Conversion:
For domestic production of crude oil, 1 tonne = 7.1 barrels, for overseas production of crude oil. 1 tonne = 7.21 barrels;
For production of natural gas, 1 cubic meter = 35.31 cubic feet;
Refinery throughput is converted at 1 tonne = 7.35 barrels.

PRINCIPAL FINANCIAL DATA AND INDICATORS

1	FINANCIAL DATA AND INDICATORS PREPARED IN ACCORDANCE WITH ASBE

(1)	Principal financial data

	For the year ended 31 December
	2015	2014	Change	2013
Items	RMB million	RMB million	%	RMB million
Operating income	2,018,883	2,825,914	(28.6)	2,880,311
Operating profit	52,081	65,481	(20.5)	96,453
Profit before taxation	55,959	66,481	(15.8)	96,982
Net profit attributable to equity shareholders of the Company	32,207	47,430	(32.1)	67,179
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	28,901	43,238	(33.2)	66,658
Net cash flow from operating activities	165,818	148,347	11.8	151,893

	For the year of 2015
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Items	RMB million	RMB million	RMB million	RMB million	RMB million
Operating income	478,241	562,121	496,475	482,046	2,018,883
Net profit attributable to equity shareholders of the Company	1,685	22,742	1,421	6,359	32,207
Net profit attributable to equity shareholders of the Company excluding extraordinary gains and losses	1,336	22,095	1,246	4,224	28,901
Net cash flow from operating activities	6,682	60,760	49,151	49,225	165,818

	As of 31 December
	2015	2014	Change	2013
Items	RMB million	RMB million	%	RMB million
Total assets	1,443,129	1,451,368	(0.6)	1,382,916
Total liabilities	657,506	804,273	(18.2)	759,656
Total equity attributable to equity shareholders of the Company	675,370	594,483	13.6	570,346
Total number of shares (1,000 shares)	121,071,210	118,280,396	2.4	116,565,314

(2)	Principal financial indicators

	For the year ended 31 December
	2015	2014	Change	2013
Items	RMB	RMB	%	RMB
Basic earnings per share	0.266	0.406	(34.5)	0.579
Diluted earnings per share	0.266	0.406	(34.5)	0.543
Basic earnings per share (excluding extraordinary gains and losses)	0.239	0.370	(35.4)	0.574
Weighted average return on net assets (%)	5.04	8.14	(3.10)	12.24
			Percentage points
Weighted average return (excluding extraordinary gains and losses) on net assets (%)	4.52	7.42	(2.90) Percentage	12.15
			points
Net cash flow from operating activities per share	1.372	1.270	8.0	1.308

	As of 31 December
	2015	2014	Change	2013
Items	RMB	RMB	%	RMB
Net assets attributable to equity shareholders of the Company per share	5.588	5.089	9.8	4.912
Liabilities to assets ratio (%)	45.56	55.41	(9.85)	54.93
			percentage points

(3)	Extraordinary items and corresponding amounts

		For the year ended 31 December (Income)/expenses
		2015	2014	2013
	Items	RMB million	RMB million	RMB million
	Net loss on disposal of non-current assets	721	1,622	826
	Donations	112	125	245
	Government grants	(5,002)	(3,165)	(2,368)
	Gain on holding and disposal of various investments	(943)	(4,680)	(210)
	Other non-operating expenses, net	331	419	771
	Subtotal	(4,781)	(5,679)	(736)
	Tax effect	1,060	1,420	184
	Total	(3,721)	(4,259)	(552)
Attributable to:	Equity shareholders of the Company	(3,306)	(4,192)	(521)
	Minority interests	(415)	(67)	(31)

(4)	Items measured by fair values	Unit: RMB million

	Beginning of	End of		The influence on the profit
Items	the year	the year	Changes	of the year
Available-for-sale financial assets	183	261	78	60
Derivative financial instruments	1,189	403	(786)	870
Embedded derivative instruments of convertible bonds	(3,288)	—	3,288	(259)
Cash flow hedging	(7,557)	4,722	12,279	(2,108)
Total	(9,473)	5,386	14,859	(1,437)

(5)	Significant changes of items in the financial statements

The table below sets forth reasons for those changes where the fluctuation was more than 30% during the reporting period, or such changes which constituted 5% or more of total assets at the balance sheet date or more than 10% of profit before taxation:

	As of 31 December		Increase/(decrease)
	2015	2014	Amount	Percentage
Items	RMB million	RMB million	RMB million	(%)	Reasons for change
Cash at bank and on hand	68,557	10,100	58,457	578.8	Improved operating cash flow and increased cash reserve in response to market fluctuations; in addition to capital injection of Sinopec Marketing Co., Ltd (Sinopec Marketing Co.)
Accounts receivable	56,126	90,831	(34,705)	(38.2)	Mainly due to intensified collection of outstanding accounts and price fall of products
Available-for-sale financial assets	10,326	868	9,458	1,089.6	Mainly due to the acquisition of equity interest in Sibur Holdings
Short-term loans	74,729	166,688	(91,959)	(55.2)	Please refer to Note 21 to the financial statements prepared in accordance with ASBE
Accounts payable	130,446	198,366	(67,920)	(34.2)	Mainly due to the decrease in purchasing price of feedstock
Capital reserve	119,408	48,703	70,705	145.2	Mainly due to the capital injection to Sinopec Marketing Co. and conversion of Sinopec CB
Net assets attributable to minority interests	110,253	52,612	57,641	109.6	Mainly due to the capital injection to Sinopec Marketing Co.
Operating Costs	1,592,771	2,429,017	(836,246)	(34.4)	Mainly due to price fall of feedstock and efforts on cost cutting
Gain/(Loss) from changes in fair value	735	(4,151)	4,886	(117.7)	Mainly due to fair value changes of derivatives embedded in Sinopec CB
Non-operating income	6,945	4,710	2,235	47.5	Please refer to Note 46 to the financial statements prepared in accordance with ASBE
Net profit attributable to minority interests	11,139	1,480	9,659	652.6	Mainly due to the capital injection to Sinopec Marketing Co. and the increase in profits of holding subsidiaries

2	FINANCIAL INFORMATION EXTRACTED FROM THE FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH IFRS
Unit: RMB million

	For the year ended 31 December
Items	2015	2014	2013	2012	2011
Turnover and other operating revenues	2,018,883	2,825,914	2,880,311	2,786,045	2,505,683
Operating profit	57,028	73,487	96,785	98,662	105,530
Profit before taxation	56,277	65,504	95,052	90,642	104,565
Profit attributable to owners of the Company	32,438	46,466	66,132	63,879	73,225
Basic earnings per share (RMB)	0.268	0.398	0.570	0.566	0.650
Diluted earnings per share (RMB)	0.268	0.397	0.534	0.545	0.625
Return on capital employed (%)	5.24	6.05	8.02	9.09	11.49
Return on net assets (%)	4.81	7.84	11.63	12.50	15.50
Net cash generated from operating activities per share (RMB)	1.372	1.270	1.308	1.262	1.336

Unit: RMB million

	As of 31 December
Items	2015	2014	2013	2012	2011
Non-current assets	1,110,724	1,091,224	1,009,906	892,929	794,423
Net current liabilities	130,237	244,113	198,812	148,358	101,485
Non-current liabilities	196,268	201,534	189,468	196,535	185,594
Non-controlling interests	110,190	52,536	52,823	37,122	35,016
Total equity attributable to owners of the Company	674,029	593,041	568,803	510,914	472,328
Net assets per share (RMB)	5.567	5.014	4.880	4.527	4.191
Adjusted net assets per share (RMB)	5.500	4.950	4.841	4.476	4.172

3	MAJOR DIFFERENCES BETWEEN THE AUDITED FINANCIAL STATEMENTS PREPARED UNDER ASBE AND IFRS PLEASE REFER TO PAGE 193 OF THE REPORT.

CHANGES IN SHARE CAPITAL AND SHAREHOLDINGS OF PRINCIPAL SHAREHOLDERS

1	CHANGES IN THE SHARE CAPITAL
Unit: Share

	Before change		Increase/(decrease)					After change
Items	Numbers	Percentage (%)	New shares issued	Bonus shares issued	Conversion from reserve	Others	Sub-total	Number	Percentage (%)
RMB ordinary shares	92,766,957,040	78.43	—	—	—	2,790,814,006	2,790,814,006	95,557,771,046	78.93
Domestically listed foreign shares	—	—	—	—	—	—	—	—	—
Overseas listed foreign shares	25,513,438,600	21.57	—	—	—	—	—	25,513,438,600	21.07
Others	—	—	—	—	—	—	—	—	—
Total Shares	118,280,395,640	100				2,790,814,006	2,790,814,006	121,071,209,646	100

Note:	During the reporting period, a total number of 136,471,210 units of Sinopec CB had been converted into A shares of Sinopec Corp., resulting in a total increase of 2,790,814,006 shares.

2	NUMBER OF SHAREHOLDERS AND THEIR SHAREHOLDINGS
As of 31 December 2015, the total number of shareholders of Sinopec Corp. was 748,210, including 741,935 holders of domestic A shares and 6,275 holders of overseas H shares. As of 29 February 2016, the total number of shareholders of Sinopec Corp. was 748,856. Sinopec Corp. has complied with requirement for minimum public float under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Hong Kong Listing Rules).

(1)	Shareholdings of top ten shareholders
The shareholdings of top ten shareholders as of 31 December 2015 are listed as below:
Unit: Share

Name of shareholders	Nature of Shareholders	Percentage of shareholdings %	Total number of shares held	Changes of shareholding1	Number of shares subject to pledges or lock-up
China Petrochemical Corporation	State-owned share	70.86	85,792,671,101	72,000,000	0
HKSCC Nominees Limited2	H share	20.96	25,374,341,620	(27,994,089)	Unknown
中國證券金融股份有限公司	A share	1.46	1,764,832,313	1,496,675,457	0
中央匯金資產管理有限責任公司	A share	0.27	322,037,900	322,037,900	0
國泰君安證券股份有限公司	A share	0.11	134,537,906	(158,353,930)	0
香港中央結算有限公司	A share	0.06	76,933,232	76,681,610	0
中國工商銀行-上證50交易型開放式指數證券投資基金	A share	0.06	76,637,780	39,150,086	0
華夏人壽保險股份有限公司-萬能產品	A share	0.05	62,817,900	62,817,900	0
長江證券股份有限公司	A share	0.04	47,268,824	47,105,824	0
東方匯智資產-中信銀行-安富1號特定客戶資產管理計劃	A share	0.03	42,065,922	42,065,922	0

Note 1:	As compared with the number of shares held as of 31 December 2014.

Note 2:
Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, accounting for 0.46% of the total issued share capital of Sinopec Crop.. Those shareholdings are included in the total number of the shares held by HKSCC Nominees Limited.

Statement on the connected relationship or acting in concert among the above-mentioned shareholders:

We are not aware of any connected relationship or acting in concert among or between the above-mentioned shareholders.

(2)	Information disclosed by the shareholders of H shares in accordance with the Securities and Futures Ordinance (SFO)

Name of shareholders	Status of shareholders	Number of shares interests held or regarded as held	Approximate percentage of Sinopec Corp.’s issued share capital (H Share) (%)
JPMorgan Chase & Co.	Beneficial owner	670,090,733 (L)	2.62 (L)
		80,000,138 (S)	0.31 (S)
	Investment manager	147,682,700 (L)	0.57 (L)
	Custodian corporation/approved lending agent	1,175,388,643 (L)	4.60 (L)
BlackRock, Inc.	Interest of corporation controlled by	1,787,647,233 (L)	7.01 (L)
	the substantial shareholder	3,287,000 (S)	0.01 (S)
Schroders Plc	Investment manager	1,275,857,318 (L)	5.00 (L)

(L): Long position, (S): Short position

3	ISSUANCE AND LISTING OF SECURITIES

(1)	Issuance of securities in reporting period

Types of securities	Issuing date	Issuing price	Issued amount	Listing date	Amount approved for listing
Corporation Bonds	19 November 2015	RMB 100/unit	200,000,000 units	11 December 2015	200,000,000 units

(2)	Changes in total number of shares and equity structure and the consequent effects on asset-liabilities structure
The terms for conditional redemption of Sinopec CB were triggered on 26 January 2015. On the 22nd meeting of the fifth session of the Board of Sinopec Corp., the Board reviewed and approved the proposal of the redemption of Sinopec CB and decided to exercise its redemption right. As of record date of redemption (11 February 2015), a total of 4,623,769,047 A shares has been converted from Sinopec CB, leaving a balance of RMB 52,776,000 Sinopec CB registered at China Securities Depository and Clearing Corporation Limited Shanghai Branch. On 17 February 2015, the total value of redemption payments and the current-period interests accrued paid by the Company was RMB 53,348,948.28, and Sinopec CB was delisted from the Shanghai Stock Exchange at the same date. The conversion of Sinopec CB had a positive effect on optimising the asset-liabilities structure of the Company.

(3)	Existing employee shares
As at the end of the reporting period, there were no employee shares.

4	CHANGES IN THE CONTROLLING SHAREHOLDERS AND THE DE FACTO CONTROLLER
There was no change in the controlling shareholder and the de facto controller of Sinopec Corp. during the reporting period.

(1)	Controlling shareholder
The controlling shareholder of Sinopec Corp. is China Petrochemical Corporation. Established in July 1998, China Petrochemical Corporation is a state-authorised investment organisation and a state-owned enterprise. The legal representative is Mr. Wang Yupu. Through re-organisation in 2000, China Petrochemical Corporation injected its principal petroleum and petrochemical businesses into Sinopec Corp. and retained certain petrochemical facilities. It provides well-drilling services, well-logging services, downhole operation services, services in connection with manufacturing and maintenance of production equipment, engineering construction, utility services including water and power and social services.

Shares of other listed companies directly held by China Petrochemical Corporation

Name of Company	Number of Shares Held	Shareholding Percentage
Sinopec Engineering (Group) Co. Ltd	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation	9,224,327,662	65.22%
Sinopec Oilfield Equipment Corporation	270,270,000	58.73%
China Merchants Energy Shipping Co., Ltd	912,886,426	17.23%

(2)	Other than HKSCC Nominees Limited, there was no other legal person shareholder holding 10% or more of the total issued share capital of Sinopec Corp.

(3)	Basic information of the de facto controller
China Petrochemical Corporation is the de facto controller of Sinopec Corp.

(4)	Diagram of the equity and controlling relationship between Sinopec Corp. and its de facto controller

China Petrochemical Corporation
71.32%*
Sinopec Corp.

*:	Inclusive of 553,150,000 H shares held by Sinopec Century Bright Capital Investment Ltd. (overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited.

CHAIRMAN’S STATEMENT

Mr. Wang Yupu, Chairman

Dear shareholders and friends:

On behalf of the Board of Directors of Sinopec Corp., I would like to express my sincere gratitude to all of our shareholders and the wider community for your interest and support.

The year 2015 was marked by a weak recovery in the global economy, a slowdown in Chinese economic growth, record lows in global oil prices and weak demand for petroleum and chemical products in China. Despite of the extremely challenging environment, we took full advantage of our integrated business model, implemented effective measures to drive new resources of growth while cutting our costs, continued to make structural adjustments and technology innovation, and managed to make progress on many fronts.

During the year, the Company’s upstream business successfully addressed the difficult market conditions through its flexible arrangement of investment and production and substantial reductions in costs and expenditures. In exploration and production of shale gas, we achieved strong growth in both reserves and production. The production capacity of the first phase of the Fuling shale gas field reached 5 billion cubic meters per year. The refining and chemical businesses, thanks to continuously optimised production and structure, recorded significant performance results as an important contributor to the profits of the Company. The upgrading of oil products was completed on schedule, with the mix of high-value-added products further increased. We optimised our oil product sales portfolio, and the non-fuel business grew rapidly, supporting the Company’s efforts to become an integrated service provider. Sinopec Marketing Co. completed its restructuring and capital injection, with a new governance structure established. We made breakthroughs in technical innovation. The proprietary, high-efficiency, and environmentally friendly aromatics technology was commercialised and granted the National Science and Technology Progress Award. The Company obtained a total of 3,769 patents in 2015. The Company chartered new courses for its international operations by expanding overseas presence in midstream and downstream businesses. The YASREF refinery in Saudi Arabia was officially on stream and inaugurated under the witness of the State leaders of China and Saudi Arabia. A number of chemical projects were well under way in the Far East and the Middle East. The international trading arm achieved reliable resource security and cost effectiveness. And sound financial management and capital operations effectively supported value creation in our main businesses.

In 2015, we improved our corporate governance and management efficiency. The Board of Directors and its four committees were optimised. The directors of the Board are leading professionals in their respective fields, with each complementing the strengths of the others. The independent directors also played constructive roles. The Company amended and standardised its Articles of Association with a focus on shareholders returns, and the shareholders approved the continuing connected transactions over the next three years. In the meantime, the Company carried forward the rich legacy and culture in China’s energy petrochemical industry, including rigorous, detail-oriented and efficient business ethics, down-to-earth practice in competence building, strong devotion in accountability, and effective motivation initiatives for employees. The Company took steps to strengthen the internal control system and ensure its effective implementation. As a result, we saw no incidents of material risks in 2015.

During the year, the Company has been committed to value creation driven by continued corporate social responsibility. We invested in the Clear Water and Blue Sky Campaign and actively promoted the Energy Conservation Plan. The Company did not have any material safety incidents in 2015. The energy intensity decreased by 1.6%; industrial water consumption dropped by 1.0%; COD in discharged wastewater was down by 4.1%; emissions of sulphur dioxide dropped by 4.8%; and all hazardous chemicals and liquid, gas, and solid wastes were properly treated. We have been actively supporting various philanthropic projects to promote the development of local communities and support the poor and the unprivileged. And we participated in disaster prevention and relief programs as well as the Lifeline Express project. The Company continued to support the UN Global Compact and its principles, leading other Chinese enterprises to jointly promote green and low-carbon growth.

In 2015, turnover and other operating income under International Financial Reporting Standards was RMB 2.02 trillion, down by 28.6% from the previous year. Profit for the year was RMB 43.7 billion, down by 8.9% from that of 2014, while profit attributable to shareholders of the Company was RMB 32.4 billion, down by 30.2% from that of 2014. The liability-to-asset ratio declined to 45.66%. Taking into consideration the Company’s profitability, shareholders return and future development, the Board of Directors proposed the final dividend of RMB 0.06 per share, which, combined with the interim dividend of RMB 0.09 per share, brought the full-year dividend to RMB 0.15 per share.

Looking ahead, the global economy is expected to be characterised by slow growth, weak international trade, low inflation, sluggish investments and high levels of debt. Chinese economy may face downward pressure while maintaining its moderate growth. International oil prices are expected to remain at a low level, and the Company is facing changing market and intense competition, as well as greater constraints in resources and environment. However, the Company is fully confident to meet all-round challenges. Over the years, Sinopec Corp. has built on solid foundations, well equipped with advanced technologies, proficient human resources, robust management excellence and a strong corporate culture. The Company benefits from the integrated value chain of upstream, midstream and downstream operations and enjoys competitive advantages in its refining and chemical expertise, extensive marketing network and wide-spread international presence, which in combination will help Sinopec Corp. address the challenges and drive healthy and sustainable growth.

In the first year of China’s 13th Five-Year Plan, in response to the development concept of innovation, coordination, green, openness and sharing initiated by the Chinese government, we will implement five corporate strategies, including value-orientation, innovation-driven development, integrated resource allocation, open cooperation, and green and low-carbon growth, to promote quality and profitability as well as the sustainable development of the Company. On value-orientation strategy, we will focus value creation on all aspects to improve asset quality and value. On innovation-driven development, we will promote innovation in science and technology, management, product development, services and business model and accumulate greater momentum and potentials for growth. On integrated resource allocation, we will take advantage of the synergies among our businesses to improve allocation, optimisation and efficiency of energy and other resources to ensure sufficient, balanced and synergetic resource supplies. On open cooperation strategy, we will capture the strategic opportunities arising from the Belt and Road Initiative to actively participate in overseas oil and gas exploration and production, refining and chemical operation and trading, improving our international operations and management excellence. Our open cooperation strategy will facilitate positive and sound progress in mixed ownership reforms to unleash the vitality, management, market dominance and risk resilience of the Company. On green and low-carbon growth, we will vigorously implement energy-saving, emission reduction and low carbon initiatives, develop clean energy, and supply environmentally friendly products. The Company is committed to green growth in harmony with the society and environment.

In 2016, the Company will focus on the above strategies, leveraging the opportunities arising from favorable national policies and economic growth in China to drive quality upgrading and endogenous growth from reform, innovation and competition. We aim for sharpened competitive edge and speed up the transformation and structural adjustment of the Company. Capital expenditures for 2016 will be consistent with the strategies, focusing on returns on investment, as well as quality and profitability. The Company plans to arrange the full-year capital expenditures of RMB 100.4 billion, down by 10.6% from the previous year. Capital investment will mainly be used in the second phase of the Fuling shale gas development, the gas pipeline expansion and construction of storage facilities for the Sichuan-East China Gas Pipeline project, the revamping projects at Zhenhai and Maoming refineries as well as other locations, the quality upgrading of oil products on China’s GBV standard for keeping the predominance in oil products quality, the extension of the sales and logistics network, and non-fuel business as well as other new businesses development for steady growth in both market share and sales volume.

I am convinced, together with the Board of Directors, that with the support of our shareholders and people from all fabrics of the society, and through the concerted efforts of the Board of Directors, the Board of Supervisors, the management team and all of our employees, Sinopec Corp. will be able to address the challenges, forging ahead with vitality, creating sustained value for the nation, our shareholders, our employees and the greater society.

Wang Yupu
Chairman

Beijing, China
29 March 2016

BUSINESS REVIEW AND PROSPECTS

Mr. Li Chunguang, Board Director and President

BUSINESS REVIEW

In 2015, the global economic recovery remained weak, and Chinese economy maintained steady growth with GDP up by 6.9%. International oil prices were under downward pressure while fluctuating to new lows. Growth of oil products demand slowed, yet demand for chemicals was stable. Meanwhile, domestic environmental requirements became more stringent. The Company intensified its evaluation of the macro-economy and market trends so that it actively respond to these changes. With a focus on growth quality and profitability, the Company emphasised on reform and innovation, stringent management and tight coordination of all aspects of our work.

1	MARKET REVIEW

(1)	Crude oil market
In 2015, international crude oil prices fluctuated to new lows. The average spot price of Platts Brent for the year was USD 53.6 per barrel, down by 46.1% from the previous year.

(2)	Oil products market
In 2015, growth in domestic demand for oil products further declined. According to statistics, consumption of oil products (including gasoline, diesel and kerosene) was 276 million tonnes, up by 1.2% from the previous year. Demand for gasoline and kerosene grew by 7.0% and 9.3%, respectively, from the previous year, while demand for diesel dropped by 3.7%. Domestic oil product prices were adjusted timely in response to the changing international oil prices. Domestically, oil product consumption tax was increased and floor price policy for oil products was considered and issued afterwards.

(3)	Chemicals
In 2015, growth in domestic demand for chemicals remained stable. According to the Company’s statistics, domestic consumption of synthetic resin, synthetic fibre and synthetic rubber rose by 5.5%, 10.6% and 8.8%, respectively, from the previous year, and that of ethylene equivalent grew by 4.9%.

2	OPERATIONS REVIEW

(1)	Exploration and production
In 2015, faced with low oil prices, we optimised exploration and development projects. We implemented dynamic investment decision-making mechanism in the context of oil prices fluctuation and reduced high-cost oil production. In exploration, we actively carried forward high-efficiency exploration activities, making a number of new discoveries in Beibu Gulf of the South China Sea, the Sichuan Basin, the Ordos Basin, and the Central Tahe Basin. In development, we completed the production capacity of the Fuling shale gas field of 5 billion cubic meters per year, optimised development programs in mature oilfields and increased the production capacity in frontier acreages. In 2015, our production dropped by 1.7% to 471.91 million barrels of oil equivalent, with domestic crude oil production down by 4.7% and overseas production up by 6.6%. Natural gas production rose by 2.6%. Impacted by low oil prices, proved reserves of crude dropped over 2014 while proved reserves of natural gas increased by 12.3% mainly driven by Fuling shale gas reserves.

Summary of Operations for the Exploration and Production Segment

				Change from
	2015	2014	2013	2014 to 2015(%)
Oil and gas production (mmboe)	471.91	480.22	442.84	(1.7)
Crude oil production (mmbbls)	349.47	360.73	332.54	(3.1)
China	296.34	310.87	310.84	(4.7)
Overseas	53.13	49.86	21.70	6.6
Natural gas production (bcf)	734.79	716.35	660.18	2.6

Summary of Reserves of Crude Oil and Natural Gas

	Reserves of Crude Oil (mmbbls)
Items	31 December 2015	31 December 2014
Proved Reserves	2,243	3,048
Proved Developed Reserves	2,013	2,782
China	1,701	2,465
Shengli	1,326	1,917
Others	375	548
Overseas	312	317
Proved Undeveloped Reserves	230	266
China	201	235
Shengli	116	105
Others	85	130
Overseas	29	31

	Reserves of Natural Gas (bcf)
Items	31 December 2015	31 December 2014
Proved Reserves	7,570	6,741
Proved Developed Reserves	6,457	6,011
China	6,439	5,987
Puguang	2,470	2,663
Fuling	1,016	472
Others	2,953	2,852
Overseas	18	24
Proved Undeveloped Reserves	1,113	730
China	1,112	728
Puguang	0	0
Fuling	181	88
Others	931	640
Overseas	1	2

Exploration & Production Activities

	As of 31 December
	2015				2014
	Exploratory		Development		Exploratory		Development
Wells drilled	Productive	Dry	Productive	Dry	Productive	Dry	Productive	Dry
China	373	195	1,801	25	334	187	3,641	56
Shengli	150	73	1,020	18	141	64	2,027	30
Other	223	122	781	7	193	123	1,614	26
Overseas	0	1	149	1	3	0	323	0
Consolidated Subsidiaries	0	0	5	0	0	0	6	0
Equity accounted entities	0	1	144	1	3	0	317	0
Total	373	196	1,950	26	337	187	3,964	56

	As of 31 December
	2015				2014
	gross		net		gross		net
Wells drilling	Exploratory	Development	Exploratory	Development	Exploratory	Development	Exploratory	Development
China	110	152	110	152	63	247	63	246
Shengli	35	23	35	23	3	60	3	60
Others	75	129	75	129	60	187	60	186
Overseas	0	3	0	1	0	3	0	1
Consolidated Subsidiaries	0	0	0	0	0	1	0	0
Equity accounted entities	0	3	0	1	0	2	0	1
Total	110	155	110	153	63	250	63	247

Items	As of 31 December
	2015		2014
Oil Production Wells	gross	net	gross	net
China	49,662	49,662	48,592	48,592
Shengli	31,547	31,547	30,534	30,534
Others	18,115	18,115	18,058	18,058
Overseas	6,913	3,122	7,127	2,786
Consolidated Subsidiaries	28	15	25	8
Equity accounted entities	6,885	3,107	7,102	2,778
Total	56,575	52,784	55,719	51,378

Items	As of 31 December
	2015		2014
Natural Gas Production Wells	gross	net	gross	net
China	4,758	4,727	4,606	4,581
Puguang	55	55	54	54
Fuling	175	175	56	56
Others	4,528	4,497	4,496	4,471
Overseas	0	0	0	0
Total	4,758	4,727	4,606	4,581

Unit: Square Kilometers

	As of 31 December
	2015	2014
Acreage with exploration license	857,420	960,981
China	857,420	960,981
Acreage with development license	30,730	27,921
China	25,748	22,912
Overseas	4,982	5,009

(2)	Refining
In 2015, the Company adjusted the product mix in response to market demand by increasing production of gasoline and kerosene, maintained safe and reliable refinery operations and further upgraded oil products quality as scheduled. We optimised resource allocation, controlled costs and took advantage of our strong economies of scale. By tapping our well-established advantages in specialisation, we improved our margins in lubricants, LPG and asphalt. In 2015, we processed 236 million tonnes of crude oil, up by 0.5% from the previous year, and produced 148 million tonnes of refined oil products, up by 1.5%.

Summary of Operations for the Refining Segment
Unit: million tonnes

				Change from
	2015	2014	2013	2014 to 2015 (%)
Refinery throughput	236.49	235.38	231.95	0.5
Gasoline, diesel and kerosene production	148.38	146.23	140.40	1.5
Gasoline	53.98	51.22	45.56	5.4
Diesel	70.05	74.26	77.40	(5.7)
Kerosene	24.35	20.75	17.43	17.4
Light chemical feedstock	38.81	39.17	37.97	(0.9)
Light products yield (%)	76.50	76.52	76.19	(0.02) percentage points
Refinery yield (%)	94.75	94.66	94.82	0.09 percentage points

Note:	Includes 100% of production of domestic joint ventures.

(3)	Marketing and distribution

In 2015, in response to the changes in supply and demand of oil products, we adjusted our marketing strategies and promoted the sales of high-octane gasoline and high-value-added products. We optimised oil products pipeline layout and marketing network, accelerated the construction of compressed natural gas service stations. In its transformation from a fuel supplier to an comprehensive service provider, the marketing segment unleashed great potential in complementary fuel and non-fuel businesses. As a result, total retail volume and per-station pumped volume sustained growth despite of intense market competition. In 2015, the total sales volume of refined oil products was 189 million tonnes, of which domestic sales accounted for 171 million tonnes. In the meantime, our non-fuel businesses achieved stronger momentum in specialisation, market orientation, marketing scale and profitability. Non-fuel business transactions increased by 45.2% from the previous year to RMB 24.83 billion.

Summary of Operations for Marketing and Distribution Segment

	2015	2014	2013	Change from 2014 to 2015 (%)
Total sales volume of oil products (million tonnes)	189.33	189.17	179.99	0.1
Total domestic sales volume of oil products (million tonnes)	171.37	170.97	165.42	0.2
Retail sales (million tonnes)	119.03	117.84	113.73	1.0
Direct sales & Distribution (million tonnes)	52.34	53.13	51.69	(1.5)
Annual average throughput per station (tonne/station)	3,896	3,858	3,707	1.0

	31 December 2015	31 December 2014	31 December 2013	Change from the end of the previous year to the end of the reporting period (%)
Total number of service stations under Sinopec brand	30,560	30,551	30,536	0.03
Number of company-operated stations	30,547	30,538	30,523	0.03

(4)	Chemicals
In 2015, we enhanced the operations of our manufacturing facilities by adjusting utilisation rates to achieve satisfactory marginal profitability while sustained safe and stable operations among principal plants. The Company fine-tuned its feedstock mix to lower costs, deepened the links among research and development, production, marketing and sales of new products, and maximised production of high-value-added products tailored to market demands. Ethylene output rose by 3.9% from 2014 to 11.12 million tonnes. Meanwhile, by keeping inventories at low levels and implementing a differentiated marketing strategy, our full-year chemicals sales volume increased by 3.4% to 62.87 million tonnes, with all produced chemicals sold.

Summary of Operations for Chemicals Segment
Unit: thousand tonnes

				Change from
	2015	2014	2013	2014 to 2015 (%)
Ethylene	11,118	10,698	9,980	3.9
Synthetic resin	15,065	14,639	13,726	2.9
Synthetic rubber	843	939	960	(10.2)
Synthetic fibre monomer and polymer	8,994	8,383	9,227	7.3
Synthetic fibre	1,282	1,315	1,392	(2.5)

Note:	Includes 100% production of domestic joint ventures.

(5)	Research and development
In 2015, the Company insisted on setting innovation as the core of development, further improved the mechanism and institution of R&D, reinforced the integration of production, marketing and R&D, and gave full play to R&D for driving and supporting the growth of the Company. In our upstream business, we successfully completed building the capacity of the Fuling shale gas field of 5 billion cubic meters per year using an in-house package of exploration and development technology. We officially launched the integrated solution platform for π-Frame seismic data processing and interpretation. In refining, we commercialised such technologies as the integrated hydrogenation-FCC process for maximising light oil products and high octane gasoline from catalytic diesel process. These technologies provided guarantees for optimising product mix and upgrading oil products quality. In chemicals, we commercialised a number of technologies and products, including the gas-liquid polyethylene process, optical-film-grade polyester performance compounds, and styrene-butyl-rubber for high-performance tyres, strongly facilitating the Company to produce high-value-added products. In 2015, we applied for a total of 5,246 patents at home and abroad, and 3,769 patents were granted. During the year, we won one top award and one second-place award for National Science and Technology Advancement, two second-place awards for Technology Invention, one National Patent Gold Award and six Awards of Excellence.

(6)	Health, safety and the environment
In 2015, the Company improved its work safety and accountability scheme, upgraded its safety supervision and management system, and strengthened procedures to identify and eliminate potential hazards. We improved management capabilities in emergency response and safety control, standardised worker protection, and safeguarded employee occupational health. The Company integrated efforts in energy conservation, emissions control and carbon reduction by vigorously implementing its energy and environmental management system, the Energy Conservation Plan, the Clear Water and Blue Sky Campaign, and its carbon assets management system. According to the relevant standards implemented by the state environmental protection authorities, the Company is in the high-pollution level industries. Within the reporting period, the Company strictly treated the gas, water and solid wastes from our operations and monitored and controlled the noise level. As a result, the concentration of pollutants and the total amount of emissions both met the standards required by the government.

Compared with 2014, energy intensity was down by 1.6%, industrial water consumption was down by 1.0%, chemical oxygen demand in waste water discharged was down by 4.1%, sulphur dioxide emissions were down by 4.8%, and all hazardous chemicals and discharged water, gas, and solid wastes were properly treated. For more detailed information, please refer to our Communication on Progress for Sustainable Development.

(7)	Capital expenditures
In 2015, the Company focused on investment quality and profitability and optimised its asset portfolio and investment projects. Total capital expenditures were RMB 112.249 billion, down by 27.4% from the previous year. Capital expenditures for the exploration and production segment were RMB 54.710 billion, mainly for development in the Fuling shale gas field (First Phase), the liquified natural gas terminal projects in Guangxi and Tianjin, and construction of long-distance gas pipelines such as the Jinan-Qingdao gas pipeline (Second Phase), as well as for overseas projects. Capital expenditures for the refining segment were RMB 15.132 billion, mainly for gasoline and diesel quality upgrading projects and refinery revamping. Capital expenditures for the marketing and distribution segment were RMB 22.115 billion, mainly for revamping service stations and building oil product pipelines, oil depots and storage facilities, as well as for hazard retification and vapour recovery facilities. Capital expenditures for the chemicals segment were RMB 17.471 billion, mainly for equity acquisition in Sibur Holding, the East Ningxia and Zhongtian synergetic coal chemical projects, and the Zhenhai ethylene revamping project. Capital expenditures for the corporate and others were RMB 2.821 billion, mainly for R&D facilities and IT application projects.

(8)	Oil & gas reserve appraisal principles
We manage our reserves estimation through a two-tier management system. Our Oil and Natural Gas Reserves Management Committee, or the RMC, at our headquarters level oversees the overall reserves estimation process and reviews the reserves estimation of our company. Each of our Branches has a reserves management committee that manages the reserves estimation process and reviews the reserves estimation report at the branches level.

Our RMC is chaired by Mr. Wang Zhigang, one of our senior vice presidents, and is co-led by other senior vice presidents, experts and director general of Sinopec’s exploration and production segment. Mr. Wang holds a Ph.D. degree in geology from Geology and Geo-physics Research Institute of the China Academy of Science and has over 30 years of experience in the oil and gas industry. Our RMC also consists with other members who are senior management members in charge of exploration and development activities at production bureau level. A majority of our RMC members hold doctor’s or master’s degrees and our RMC members have an average of 20 years of technical experience in relevant industry fields, such as geology, engineering and economics.

Our reserves estimation is guided by procedural manuals and technical guidance. Initial collection and compilation of reserves information are conducted by different working divisions, including exploration, development, financial and legal divisions, at production bureau level. Exploration and development divisions collectively prepare the initial report on reserves estimation. Together with technical experts, reserves management committees at subsidiary level then review to ensure the qualitative and quantitative compliance with technical guidance and accuracy and reasonableness of the reserves estimation. The RMC is primarily responsible for the management and coordination of the reserves estimation process, review and approval of annual changes and results in reserves estimation and disclosure of our proved reserves. We also engage outside consultants who assist us to be in compliance with the U.S. Securities and Exchange Commission rules and regulations. Our reserves estimation process is further facilitated by a specialised reserves database which is improved and updated periodically.

BUSINESS PROSPECTS

(1)	Market analysis
Looking ahead to 2016, the world economy is expected to be weak in recovery while China’s economy will maintain its steady growth. International oil prices are expected to fluctuate at a low level. A gradual opening up of import license for crude oil may introduce more competitions in domestic oil products market. Quality upgrading for oil products will advance steadily and the demand pattern will be further adjusted. Growth in domestic demand for major petrochemical products will be steady.

(2)	Operations
In 2016, the Company will focus on improving development quality and profitability. We will work hard to create market opportunities while controlling costs and risk. In the meantime, we will deepen reforms, strengthen innovation and implement rigorous management programs. We will make special efforts in the following areas:

Exploration and production: In exploration and production, we will continue to focus on investment returns and maintain domestic exploration activities at a reasonable level in a bid to lower development costs. In exploration, we will reinforce risk management, optimise evaluation of projects, and focus on key projects with strong reserve potentials, thus improving the success rate of exploration. In oil development, we will press ahead with implementation of dynamic decision-making and operating mechanisms and cut low-efficiency production and high-cost enhanced oil recovery activities to optimise our production structure. In gas development, the second phase of the capacity building project for the Fuling shale gas field will be in full swing. We will advance the shale gas resource assessment in the Sichuan Basin and nearby blocks, striving for new commercial discoveries. In 2016, we plan to produce 332 million barrels of crude oil, of which 58 million barrels will be overseas production. We plan to produce 865 billion cubic feet of natural gas.

Refining: In refining, we will continue to embrace a strategy that is market-oriented and driven by profitability, increase output of products with high added value and optimal market potential, and speed the quality upgrading of oil products to ensure the supply of clean fuels. We will optimise resource allocation of crude oil, lower crude costs and adjust our production plan to ensure safe and reliable operations. We will actively enhance the marketing of lubricants, LPG and asphalt for better profits. In 2016, we plan to process 238 million tonnes of crude oil and produce 149 million tonnes of oil products.

Marketing and distribution: In marketing and distribution, we will intensify the analysis of our marketing strategy and actively respond to competition. We will take measures to optimise our sales structure, expand retail and per-station pumped volume, improve our logistics system to reduce costs and drive our non-fuel businesses by improving mechanisms to facilitate the synergy between our fuel and non-fuel businesses. China’s Internet+ economy presents new opportunities for us to establish an Online-to-Offline service platform, create new business models, and advance our transformation to an integrated service provider. In 2016, we plan to sell 171 million tonnes of oil products in the domestic market.

Chemicals: In chemicals, we will stick to our policy of structural adjustments, further optimise our feedstocks to lower costs and operate our facilities at reasonable utilisation rates based on market conditions and profitability. We will tighten the links among production, sales, research and client, continue to cut costs of commodity products and raise the added value of differentiated products, and increase the output of products with the greatest market acceptance and profitability. Meanwhile, we will enhance our marketing strategy, improve customer service and offer our customers products and services that cover the whole value chain. In 2016, we plan to produce 11.20 million tonnes of ethylene.

R&D: In research and development, we will continue to implement our strategy of development driven by innovation, improve and create new R&D mechanisms, and move scientific and technological achievements into production more quickly. The exploration and production segment will focus on technological breakthroughs that help us increase oil reserves and enhance conventional and unconventional exploration and development and oilfield services. In refining, we will undertake activities in such areas as heavy crude processing, the quality upgrading of oil products and adjustments to the product slate. In chemicals, we will focus on adjustments to the product mix along with R&D initiatives in basic chemicals, coal chemicals, fine chemicals, bio chemicals and synthetic materials. We also expect to make progress in energy-conserving, environmental and low-carbon technologies as well as prospective and fundamental research to improve innovation capabilities and to support and drive the sustainable growth of the Company.

Capital expenditures: In capital expenditures, we will make greater efforts to optimise our investments in line with market changes. Capital expenditures for the year are budgeted at RMB 100.4 billion, down by 10.6% from 2015, of which the exploration segment will account for RMB 47.9 billion, mainly for domestic oil and gas exploration projects, for development projects in the Fuling shale gas field (Second Phase), the Pingbei and Huangyan gas field and the Daniudi gas field, and for the first-phase pressure boosting project to transport gas from Sichuan to Eastern China. The refining segment will account for RMB 19.5 billion, mainly for revamping the Zhenhai and Maoming refineries as well as quality upgrading for gasoline and diesel. The marketing and distribution segment will account for RMB 17.9 billion, mainly for revamping service stations, improving the pipeline network and building non-fuel business facilities that promote integrated services. The chemicals segment will account for RMB 10.8 billion, mainly for the Zhongtian Synergetic coal chemical project, the Jinling propylene oxide and LPG project, and the Maoming ethylene oxide project. The corporate and others will account for RMB 4.3 billion, mainly for R&D and IT projects.

In 2016, the Company will leverage the opportunities arising from favorable national policies and economic growth in China to drive quality upgrading and efficiency growth. By stimulating the endogenous impetus through reform and innovation, we continuously aim for sharpened competitive edge and will speed up the transformation and structural adjustment of the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S AUDITED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES. PARTS OF THE FOLLOWING FINANCIAL DATA WERE ABSTRACTED FROM THE COMPANY’S AUDITED FINANCIAL STATEMENTS THAT HAVE BEEN PREPARED ACCORDING TO THE IFRS, UNLESS OTHERWISE STATED. THE PRICES IN THE FOLLOWING DISCUSSION DO NOT INCLUDE VALUE-ADDED TAX.

1	CONSOLIDATED RESULTS OF OPERATIONS
In 2015, the Company’s turnover and other operating revenues were RMB 2,018.9 billion, decreased by 28.6% compared with that of 2014. The operating profit was RMB 57.0 billion, representing a year on year decrease of 22.4%.

The following table sets forth the main revenue and expenses from the Company’s consolidated financial statements:

	Year ended 31 December
	2015	2014	Change (%)
	RMB million	RMB million
Turnover and other operating revenues	2,018,883	2,825,914	(28.6)
Turnover	1,976,412	2,781,641	(28.9)
Other operating revenues	42,471	44,273	(4.1)
Operating expenses	(1,961,855)	(2,752,427)	(28.7)
Purchased crude oil, product and operating supplies and expenses	(1,492,926)	(2,334,399)	(36.0)
Selling, general and administrative expenses	(69,330)	(68,374)	1.4
Depreciation, depletion and amortisation	(96,368)	(90,097)	7.0
Exploration expenses,including dry holes	(10,459)	(10,969)	(4.6)
Personnel expenses	(56,331)	(57,233)	(1.6)
Taxes other than income tax	(236,343)	(191,202)	23.6
Other operating expense, net	(98)	(153)	(35.9)
Operating profit	57,028	73,487	(22.4)
Net finance costs	(9,276)	(14,229)	(34.8)
Investment income and share of profits less losses from associates and joint ventures	8,525	6,246	36.5
Profit before taxation	56,277	65,504	(14.1)
Tax expense	(12,613)	(17,571)	(28.2)
Profit for the year	43,664	47,933	(8.9)
Attributable to:
Owners of the Company	32,438	46,466	(30.2)
Non-controlling interests	11,226	1,467	665.2

(1)	Turnover and other operating revenues
In 2015, the Company’s turnover was RMB 1,976.4 billion, representing a decrease of 28.9% over 2014. This was mainly attributable to the decline of crude oil and petrochemical products prices.

The following table sets forth the external sales volume, average realised prices and respective rates of change of the Company’s major products in 2015 and 2014:

	Sales volume (thousand tonnes)			Average realised price (RMB/tonne, RMB/thousand cubic meters
	Year ended 31 December			Year ended 31 December
	2015	2014	Change (%)	2015	2014	Change (%)
Crude oil	9,674	8,864	9.1	2,019	4,008	(49.6)
Domestic	9,674	8,780	10.2	2,019	4,001	(49.5)
Oversea	0	84	－	0	4,691	－
Natural gas (million cubic meters)	18,440	16,661	10.7	1,519	1,589	(4.4)
Gasoline	69,749	64,083	8.8	6,749	8,339	(19.1)
Diesel	95,472	102,724	(7.1)	4,937	6,647	(25.7)
Kerosene	23,028	21,845	5.4	3,387	5,710	(40.7)
Basic chemical feedstock	29,608	27,277	8.5	4,175	6,151	(32.1)
Monomer and polymer for synthetic fibre	6,071	6,479	(6.3)	5,796	7,223	(19.8)
Synthetic resin	11,989	11,584	3.5	7,771	9,684	(19.8)
Synthetic fibre	1,380	1,430	(3.5)	7,740	9,436	(18.0)
Synthetic rubber	1,104	1,205	(8.4)	8,778	10,554	(16.8)
Chemical fertiliser	243	598	(59.4)	1,823	1,686	8.1

Most of crude oil and a portion of natural gas produced by the Company were internally used for refining and chemical production, with the remaining sold to other customers. In 2015, the turnover from crude oil, natural gas and other upstream products sold externally amounted to RMB 57.7 billion, a decrease of 17.0% over 2014. The change was mainly due to the decrease of crude oil prices in 2015.

In 2015, petroleum products (mainly consisting of oil products and other refined petroleum products) sold by Refining Segment and Marketing and Distribution Segment achieved external sales revenues of RMB 1,206.7 billion, accounting for 59.8% of the Company’s turnover and other operating revenues, representing a decrease of 26.1% over 2014 mainly due to the decline of various refinery products prices. The sales revenue of gasoline, diesel and kerosene was RMB 1,020.2 billion, representing a decrease of 24.0% over 2014, and accounting for 84.5% of the total sales revenue of petroleum products. Turnover of other refined petroleum products was RMB 186.5 billion, representing a decrease of 36.1% compared with 2014, accounting for 15.5% of the total sales revenue of petroleum products.

The Company’s external sales revenue of chemical products was RMB 275.2 billion, representing a decrease of 22.9% over 2014, accounting for 13.6% of the Company’s total turnover and other operating revenues. This was mainly due to the decline of chemical products prices.

(2)	Operating expenses
In 2015, the Company’s operating expenses were RMB 1,961.9 billion, decreased by 28.7% compared with 2014. The operating expenses mainly consisted of the following:

Purchased crude oil, products and operating supplies and expenses were RMB 1,492.9 billion, representing a decrease of 36.0% over the same period of 2014, accounting for 76.1% of the total operating expenses, of which:

Crude oil purchasing expenses were RMB 469.4 billion, representing a decrease of 44.0% over the same period of 2014. Throughput of crude oil purchased externally in 2015 was 176.29 million tonnes (excluding the volume processed for third parties), representing a decrease of 0.6% over the same period of 2014. The average cost of crude oil purchased externally was RMB 2,663 per tonne, representing a drop of 43.6% over 2014.

The Company’s other purchasing expenses were RMB 1,023.5 billion, representing a decrease of 31.6% over the same period of 2014. This was mainly due to the decline in the prices of externally purchased raw materials.

Selling, general and administrative expenses were RMB 69.3 billion, representing an increase of 1.4% over 2014.

Depreciation, depletion and amortisation were RMB 96.4 billion, representing an increase of 7.0% as compared with 2014. This was mainly due to the continued investment in fixed assets.

Exploration expenses, including dry holes were RMB 10.5 billion, representing a decrease of 4.6% compared with 2014, mainly attributable to the optimisation of exploration investment and effective reduction of exploration expenses.

Personnel expenses were RMB 56.3 billion, representing a decrease of 1.6% over 2014.

Taxes other than income tax were RMB 236.3 billion, representing an increase of 23.6% compared with 2014. Of which, although the special oil income levy and resources tax decreased by RMB 24.6 billion over the same period of 2014 due to crude oil price drop, the consumption tax increased by RMB 62.0 billion as a result of increased consumption tax rate, and city construction tax and educational surcharge increased by RMB 7.9 billion accordingly over the same period of 2014.

Other operating expense, net were RMB 0.1 billion.

(3)	Operating profit was RMB 57.0 billion, representing a decrease of 22.4% compared with 2014.

(4)
Net finance costs were RMB 9.3 billion, representing a decrease of 34.8% over 2014. Of which: the net interest expense of the Company was RMB 5.2 billion, representing a decrease of RMB 4.3 billion over 2014; net losses from foreign exchange increased by RMB 3.7 billion as compared with 2014 due to the RMB exchange rate fluctuation in 2015; loss from fair value change in convertible bonds decreased RMB 4.4 billion compared with the same period of 2014.

(5)	Profit before taxation was RMB 56.3 billion, representing a decrease of 14.1% as compared with 2014.

(6)	Tax expense was RMB 12.6 billion, representing a decrease of RMB 5.0 billion as compared with 2014.

(7)	Profit attributable to non-controlling interests was RMB 11.2 billion, representing an increase of RMB 9.8 billion comparing with 2014.

(8)	Profit attributable to owners of the Company was RMB 32.4 billion, representing a decrease of 30.2% compared with 2014.

2	RESULTS OF SEGMENT OPERATIONS
The Company manages its operations through four business segments, namely exploration and production segment, refining segment, marketing and distribution segment and chemicals segment, and corporate and others. Unless otherwise specified, the inter-segment transactions have not been eliminated from financial data discussed in this section. In addition, the operating revenue data of each segment include other operating revenues.

The following table shows the operating revenues by each segment, the contribution of external sales and inter-segment sales as a percentage of operating revenues before elimination of inter-segment sales, and the contribution of external sales as a percentage of consolidated operating revenues (i.e. after elimination of inter-segment sales) for the periods indicated.

	Operating revenues		As a percentage of consolidated operating revenue before elimination of inter-segment sales		As a percentage of consolidated operating revenue after elimination of inter-segment sales
	Year ended 31 December		Year ended 31 December		Year ended 31 December
	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	(%)	(%)	(%)	(%)
Exploration and Production Segment
External sales*	67,634	86,053	2.1	1.8	3.4	3.0
Inter-segment sales	71,019	141,544	2.2	3.0
Operating revenues	138,653	227,597	4.3	4.8
Refining Segment
External sales*	125,654	180,851	3.8	3.8	6.2	6.4
Inter-segment sales	800,962	1,092,244	24.4	23.3
Operating revenues	926,616	1,273,095	28.2	27.1
Marketing and Distribution Segment
External sales*	1,103,610	1,471,160	33.6	31.2	54.7	52.1
Inter-segment sales	3,056	5,446	0.1	0.1
Operating revenues	1,106,666	1,476,606	33.7	31.3
Chemicals Segment
External sales*	283,565	365,277	8.6	7.7	14.0	12.9
Inter-segment sales	42,743	62,208	1.3	1.3
Operating revenues	326,308	427,485	9.9	9.0
Corporate and Others
External sales*	438,420	722,573	13.4	15.3	21.7	25.6
Inter-segment sales	345,454	587,663	10.5	12.5
Operating revenues	783,874	1,310,236	23.9	27.8
Operating revenue before elimination of inter-segment sales	3,282,117	4,715,019	100.0	100.0
Elimination of inter-segment sales	(1,263,234)	(1,889,105)
Consolidated operating revenue	2,018,883	2,825,914			100.0	100.0

*:	Other operating revenues are included.

The following table sets forth the operating revenues, operating expenses and operating profit/(loss) by each segment before elimination of the inter-segment transactions for the periods indicated, and the percentage change of 2015 compared to 2014.

	Year ended 31 December
	2015	2014	Change
	RMB million	RMB million	(%)
Exploration and Production Segment
Operating revenues	138,653	227,597	(39.1)
Operating expenses	156,071	180,540	(13.6)
Operating (loss)/profit	(17,418)	47,057	－
Refining Segment
Operating revenues	926,616	1,273,095	(27.2)
Operating expenses	905,657	1,275,049	(29.0)
Operating profit/(loss)	20,959	(1,954)	－
Marketing and Distribution Segment
Operating revenues	1,106,666	1,476,606	(25.1)
Operating expenses	1,077,811	1,447,157	(25.5)
Operating profit	28,855	29,449	(2.0)
Chemicals Segment
Operating revenues	326,308	427,485	(23.7)
Operating expenses	306,626	429,666	(28.6)
Operating profit/(loss)	19,682	(2,181)	－
Corporate and Others
Operating revenues	783,874	1,310,236	(40.2)
Operating expenses	783,490	1,311,299	(40.3)
Operating profit/(loss)	384	(1,063)	－
Elimination of inter-segment profit	4,566	2,179	－

(1)	Exploration and Production Segment
Almost all of the crude oil and a small portion of the natural gas produced by the exploration and production segment were used for the Company’s refining and chemical operations. Most of the natural gas and a small portion of crude oil were sold externally to other customers.

In 2015, the operating revenues of this segment were RMB 138.7 billion, representing a decrease of 39.1% over 2014. This was mainly attributable to the decline of realised price of crude oil.

In 2015, the segment sold 42.22 million tonnes of crude oil, representing a decrease of 2.6% over 2014. Natural gas sales volume was 19.83 billion cubic meters, representing an increase of 10.3% over 2014. Average realised prices of crude oil and natural gas were RMB 2,014 per tonne and RMB 1,535 per thousand cubic meters, representing decreases of 48.9% and 4.0% respectively over 2014.

In 2015, the operating expenses of this segment were RMB 156.1 billion, representing a decrease of 13.6% over 2014. The decrease was mainly due to the following:

‧	Special oil income levy and resources tax dropped by RMB 25.9 billion owing to the decline of crude oil price;

‧	By strengthening cost control, operating costs decreased by RMB 2.3 billion;

‧	Depreciation, depletion and amortisation increased by RMB 3.3 billion.

In 2015, the oil and gas lifting cost was RMB 780 per tonne, representing a year-on-year decrease of 3.0%, this was mainly attributable to stricter cost cutting policy put forward by the Company in respond to the decline of crude oil price.

In 2015, the operating loss of the exploration and production segment were RMB 17.4 billion, representing a decrease of RMB 64.5 billion as compared with 2014 which is mainly attributable to the sharp decline of crude oil price.

(2)	Refining Segment
Business activities of the refining segment include purchasing crude oil from third parties and the exploration and production segment of the Company, as well as processing crude oil into refined petroleum products. Gasoline, diesel and kerosene are sold internally to the marketing and distribution segment of the Company; part of the chemical feedstock is sold to the chemicals segment of the Company; and other refined petroleum products are sold to both domestic and overseas customers.

In 2015, the operating revenues of this segment were RMB 926.6 billion, representing a decrease of 27.2% over 2014. This was mainly attributable to the decreased in refined oil products prices.

The following table sets forth the sales volumes, average realised prices and the respective changes of the Company’s major refined oil products of the segment in 2015 and 2014.

	Sales Volume (thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2015	2014	Change (%)	2015	2014	Change (%)
Gasoline	50,921	47,786	6.6	6,191	7,784	(20.5)
Diesel	63,359	67,945	(6.7)	4,797	6,288	(23.7)
Kerosene	13,518	12,410	8.9	3,420	5,705	(40.0)
Chemical feedstock	35,945	37,690	(4.6)	2,984	5,333	(44.1)
Other refined petroleum products	52,418	49,901	5.0	2,842	3,943	(27.9)

In 2015, sales revenues of gasoline were RMB 315.3 billion, representing a decrease of 15.2% over 2014.

The sales revenues of diesel were RMB 303.9 billion, representing a decrease of 28.9% over 2014.

The sales revenues of kerosene were RMB 46.2 billion, representing a decrease of 34.7% over 2014.

The sales revenues of chemical feedstock were RMB 107.3 billion, representing a decrease of 46.6% over 2014.

The sales revenues of refined petroleum products other than gasoline, diesel, kerosene and chemical feedstock were RMB 148.9 billion, representing a decrease of 24.3% over 2014.

In 2015, the segment’s operating expenses were RMB 905.7 billion, representing a decrease of 29.0% over 2014, mainly attributable to the decline in procurement cost of crude oil.

In 2015, the average processing cost for crude oil was RMB 2,693 per tonne, representing a decrease of 42.6% over 2014. Total crude oil processed was 223.43 million tonnes (excluding volume processed for third parties), representing a decrease of 0.2% over 2014. The total cost of crude oil processed was RMB 601.7 billion, representing a decrease of 42.8% over 2014.

In 2015, refining gross margin was RMB 318.1 per tonne, representing an increase of RMB 105.1 per tonne compared with 2014. As international crude oil price falls, prices of other refined petroleum products dropped less, and the price spread between products and feedstock widened.

In 2015, the unit refining cash operating cost (defined as operating expenses less the processing cost of crude oil and refining feedstock, depreciation and amortisation, taxes other than income tax and other operating expenses, then divided by the throughput of crude oil and refining feedstock) was RMB 167.6 per tonne, remaining flat over 2014 despite of investments in refined oil products quality upgrading.

In 2015, the operating profit of the segment totaled RMB 21.0 billion, representing an increase of RMB 22.9 billion as compared with 2014. This was mainly due to the timely adjustment of refined oil product prices, tapping the Company’s well established advantages in scale of refining, as well as production increase of oil products and high-value-added products for which demand was strong.

(3)	Marketing and Distribution Segment
The business of the marketing and distribution segment includes purchasing refined oil products from the refining segment and third parties, conducting wholesale and direct sales to domestic customers and distributing oil products through the segment’s retail and distribution network, as well as providing related services.

In 2015, the operating revenues of this segment were RMB 1,106.7 billion, a decrease of 25.1% over 2014. Of which: the sales revenues of gasoline totaled RMB 471.2 billion, which decreased by 12.0% compared with 2014; the sales revenues of diesel were RMB 473.4 billion, a decrease of 31.0% over 2014, and the sales revenues of kerosene were RMB 78.0 billion, a decrease of 37.5% over 2014.

The following table sets forth the sales volumes, average realised prices, and the respective percentage changes of the segment’s four major refined oil products in 2015 and 2014, including breakdown in retail, direct sales and wholesale of gasoline and diesel:

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2015	2014	Change (%)	2015	2014	Change (%)
Gasoline	69,842	64,190	8.8	6,747	8,338	(19.1)
Retail	58,211	53,003	9.8	6,996	8,585	(18.5)
Direct sales and wholesale	11,631	11,187	4.0	5,498	7,166	(23.3)
Diesel	95,907	103,255	(7.1)	4,936	6,648	(25.7)
Retail	50,756	55,934	(9.3)	5,490	7,029	(21.9)
Direct sales and wholesale	45,151	47,322	(4.6)	4,314	6,196	(30.4)
Kerosene	23,028	21,845	5.4	3,387	5,710	(40.7)
Fuel	24,980	25,537	(2.2)	2,215	4,016	(44.8)

In 2015, the operating expenses of the segment were RMB 1,077.8 billion, representing a decrease of RMB 369.3 billion or 25.5% as compared with that of 2014. This was mainly due to decreased procurement costs resulting from the decrease of oil products price.

In 2015, the segment’s marketing cash operating cost (defined as the operating expenses less purchase costs, taxes other than income tax, depreciation and amortisation, and then divided by the sales volume) was RMB 189.2 per tonne, representing a decrease of 1.9% compared with that of 2014.

In 2015, the operating profit of this segment was RMB 28.9 billion, representing a decrease of 2.0% compared with 2014.

(4)	Chemicals Segment
The business activities of the chemicals segment include purchasing chemical feedstock from refining segment and third parties, producing, marketing and distributing petrochemical and inorganic chemical products.

In 2015, the operating revenues of the chemicals segment were RMB 326.3 billion, representing a decrease of 23.7% as compared with that of 2014, which was mainly attributable to price drop of chemical products partly offset by the volume increase of basic organic chemicals and synthetic resin.

Sales revenue generated by the segment’s six major categories of chemical products (namely basic organic chemicals, synthetic resin, synthetic fibre monomer and polymer, synthetic fibre, synthetic rubber, and chemical fertiliser) totaled RMB 309.6 billion, representing a decrease of 23.6% as compared with 2014, and accounting for 94.9% of the operating revenues of the segment.

The following table sets forth the sales volume, average realised prices and respective percentage changes of each of the segment’s six major categories of chemical products in 2015 and 2014.

	Sales Volume (Thousand tonnes)			Average realised price (RMB/tonne)
	Year ended 31 December			Year ended 31 December
	2015	2014	Change (%)	2015	2014	Change (%)
Basic organic chemicals	38,903	35,788	8.7	4,121	6,118	(32.6)
Synthetic fibre monomer and polymer	6,083	6,496	(6.4)	5,797	7,220	(19.7)
Synthetic resin	11,993	11,603	3.4	7,771	9,679	(19.7)
Synthetic fibre	1,380	1,430	(3.5)	7,739	9,436	(18.0)
Synthetic rubber	1,107	1,207	(8.3)	8,769	10,549	(16.9)
Chemical fertiliser	243	598	(59.4)	1,823	1,686	8.1

In 2015, the operating expenses of the chemicals segment were RMB 306.6 billion, representing a decrease of 28.6% over 2014. This was mainly attributable to the decline of chemical feedstock cost by RMB 115.2 billion or 32.6% over 2014 as the crude oil prices dropped.

In 2015, the operating profit of this segment was RMB 19.7 billion, representing an increase of RMB 21.9 billion as compared with 2014. This was mainly due to the increasing competitiveness of naphtha-based chemical and preferable product margin as feedstock costs lowered.

(5)	Corporate and Others
The business activities of corporate and others mainly consist of import and export business activities of the Company’s subsidiaries, research and development activities of the Company, and managerial activities of headquarters.

In 2015, the operating revenues generated from corporate and others were RMB 783.9 billion among which the sales revenues realised by subsidiaries such as trading companies were RMB 779.3 billion, representing a decrease of 40.2% over 2014 mainly attributed to the decline in trading income caused by price drop of crude oil.

In 2015, the operating expenses of corporate and others were RMB 783.5 billion, among which operating expenses realised by subsidiaries such as trading companies were RMB 775.5 billion, representing a decrease of 40.3% over 2014.

In 2015, the operating profit from corporate and others was RMB 0.4 billion, among which the operating profit realised by subsidiaries such as trading companies was RMB 3.8 billion.

3	ASSETS, LIABILITIES, EQUITY AND CASH FLOWS
The major funding source of the Company is its operating activities and short-term and long-term loans. The major use of funds includes operating expense, capital expenditures, and repayment of the short-term and long-term debts.

(1)	Assets, liabilities and equity
Unit: RMB million

	As of 31 December 2015	As of 31 December 2014	Change
Total assets	1,443,129	1,451,368	(8,239)
Current assets	332,405	360,144	(27,739)
Non-current assets	1,110,724	1,091,224	19,500
Total liabilities	658,910	805,791	(146,881)
Current liabilities	462,642	604,257	(141,615)
Non-current liabilities	196,268	201,534	(5,266)
Total equity attributable to owners of the Company	674,029	593,041	80,988
Share capital	121,071	118,280	2,791
Reserves	552,958	474,761	78,197
Non-controlling interests	110,190	52,536	57,654
Total equity	784,219	645,577	138,642

As of 31 December 2015, the Company’s total assets were RMB 1,443.1 billion, representing a decrease of RMB 8.2 billion compared with that of the end of 2014, of which:

Current assets were RMB 332.4 billion, representing a decrease of RMB 27.7 billion compared with that of the end of 2014. This was mainly due to the fact that inventories decreased by RMB 42.7 billion, accounts receivable decreased by RMB 34.7 billion, and cash and cash equivalent increased by RMB 58.5 billion.

Non-current assets were RMB 1,110.7 billion, representing an increase of RMB 19.5 billion as compared with that of the end of 2014. This was mainly due to the fact that property, plant and equipment (net) increased by RMB 29.1 billion, construction in progress decreased by RMB 25.4 billion, the investment of equity acquisition of Sibur Holding increased by RMB 9.5 billion; the long-term equity investments of associates and joint ventures increased by RMB 2.4 billion; newly added land use right, long-term prepayments and other assets increased by RMB 3.5 billion.

The Company’s total liabilities were RMB 658.9 billion, representing a decrease of RMB 146.9 billion compared with that of the end of 2014, of which:

Current liabilities were RMB 462.6 billion, representing a decrease of RMB 141.6 billion as compared with that of the end of 2014. This was mainly due to short-term loans of Sinopec group decreased by RMB 59.0 billion, account payables decreased by RMB 67.9 billion.

Non-current liabilities were RMB 196.3 billion, representing a decrease of RMB 5.3 billion compared with that of the end of 2014. This was mainly due to long-term debts decreased by RMB 12.3 billion, estimated liabilities increased by RMB 3.5 billion due to the provision for future dismantling of oil and gas assets, long-term payable and other debts increased by RMB 2.0 billion.

Total equity attributable to owners of the Company was RMB 674.0 billion, representing an increase of RMB 81.0 billion compared with that of the end of 2014, which was mainly due to the completion of capital injection to Sinopec Marketing Co., conversion of Sinopec CB and increased retained earnings from the net profit for this period.

(2)	Cash Flow
The following table sets forth the major items in the consolidated cash flow statements for 2015 and 2014.
Unit: RMB million

Major items of cash flows	Year ended 31 December
	2015	2014
Net cash generated from operating activities	165,818	148,347
Net cash used in investing activities	(116,952)	(132,633)
Net cash generated from/(used in) financing activities	9,310	(21,421)

In 2015, the net cash generated from operating activities of the company was RMB 165.8 billion, representing an increase of RMB 17.5 billion as compared with 2014. This was mainly due to the decrease of operating capital and increase of depreciation and depletion over the same period of 2014.

In 2015, the net cash used in investing activities was RMB 117.0 billion, representing a decrease of RMB 15.7 billion over 2014. This was mainly due to the decrease of fixed assets expenditure in the reporting period.

In 2015, the net cash inflow generated from the Company’s financing activities was RMB 9.3 billion, representing an increase of RMB 30.7 billion over 2014. This was mainly due to the completion of capital injection to Sinopec Marketing Co. and the repayment of high interest bearing debts.

At the end of 2015, the cash and cash equivalents were RMB 67.8 billion.

(3)	Contingent Liabilities
Please refer to “Material Guarantee Contracts and Their Performances” in the “Significant Events” section.

(4)	Capital Expenditures
Please refer to “Capital Expenditures” in the “Business Review and Prospects” section of this report.

(5)	Research & development expenses and environmental expenditures
Research & development expenses refer to the expenses recognised as expenditures when they occur. In 2015, the expenditure for research & development was RMB 5.65 billion.

Environmental expenditures refer to the normal routine pollutant discharge fees paid by the Company, excluding capitalised cost of pollutant treatment properties. In 2015, the Company paid environmental expenditures fees of RMB 5.81 billion.

(6)	Measurement of fair values of derivatives and relevant system
The Company has established sound decision-making mechanism, business process and internal control systems relevant to financial instrument accounting and information disclosure.

Items relevant to measurement of fair values
Unit: RMB million

Items	Beginning of the year	End of the year	Profits and losses from variation of fair values in the current year	Accumulated variation of fair values recorded as equity	Impairment loss provision of the current year	Funding source
Available-for-sale financial assets	183	261	－	87	－	Self-owned fund
Stock	183	261	－	87	－
Derivative financial instruments	1,189	403	478	－	－	Self-owned fund
Embedded derivative instruments of the convertible bonds	(3,288)	－	(259)	3,547	－	Self-owned fund
Cash flow hedging instruments	(7,557)	4,722	509	2,881	－	Self-owned fund
Total	(9,473)	5,386	728	6,515	－

4	ANALYSIS OF FINANCIAL STATEMENTS PREPARED UNDER ASBE
The major differences between the Company’s financial statements prepared under ASBE and IFRS are set out in Section C of the financial statements of the Company on page 193 of this report.

(1)	Under ASBE, the operating income and operating profit or loss by reportable segments were as follows:

	Year ended 31 December
	2015	2014
	RMB million	RMB million
Operating income
Exploration and Production Segment	138,653	227,597
Refining Segment	926,616	1,273,095
Marketing and Distribution Segment	1,106,666	1,476,606
Chemicals Segment	326,308	427,485
Corporate and Others	783,874	1,310,236
Elimination of inter-segment sales	(1,263,234)	(1,889,105)
Consolidated operating income	2,018,883	2,825,914
Operating profit/(loss)
Exploration and Production Segment	(18,511)	46,309
Refining Segment	19,423	(1,982)
Marketing and Distribution Segment	27,299	29,753
Chemicals Segment	19,691	(2,164)
Corporate and Others	(678)	(2,982)
Elimination of inter-segment sales	4,566	2,179
Financial expenses, investment income and loss from changes in fair value	291	(5,632)
Consolidated operating profit	52,081	65,481
Net profit attributable to equity shareholders of the Company	32,207	47,430

Operating profit: In 2015, the operating profit of the Company was RMB 52.1 billion, representing a decrease of RMB 13.4 billion as compared with 2014. This was mainly due to sharp drop of crude oil price, resulting in the decrease of realised profit of the company’s upstream segment.

Net profit: In 2015, the net profit attributable to the equity shareholders of the Company was RMB 32.2 billion, representing a decrease of RMB 15.2 billion or 32.1% comparing with 2014.

(2)	Financial data prepared under ASBE

	As of 31	As of 31
	December 2015	December 2014	Change
	RMB million	RMB million
Total assets	1,443,129	1,451,368	(8,239)
Long-term liabilities	194,864	200,016	(5,152)
Shareholders’ equity	785,623	647,095	138,528

At the end of 2015, the Company’s total assets were RMB 1,443.1 billion, representing a decrease of RMB 8.2 billion compared with that of the end of 2014. This was mainly due to the following factors: a) inventories decreased by RMB 42.7 billion because of the decrease in crude oil and other raw material prices; b) accounts receivable decreased by RMB 34.7 billion; c) currency reserves increased by RMB 58.5 billion; d) implemented investment plan, in which, fixed assets increased by RMB 29.1 billion and projects on progress decreased by RMB 25.4 billion.

At the end of 2015, the Company’s long-term liabilities were RMB 194.9 billion, representing a decrease of RMB 5.2 billion compared with that of the end of 2014. This was mainly due to the following factors: a) long-term loans decreased by RMB 10.9 billion; b) provisions increased by RMB 3.5 billion due to the provision for future dismantling costs of oil and gas properties; c) long-term payable and other debts increased by RMB 2.1 billion.

At the end of 2015, the shareholders’ equity of the Company was RMB 785.6 billion, representing an increase of RMB 138.5 billion compared with that of the end of 2014. This was mainly due to the completion of capital injection to Sinopec Marketing Co., conversion of Sinopec CB and increased retained earnings from net profit for this period.

(3)	The results of the principal operations by segments

Segments	Operation income RMB million	Operation cost RMB million	Gross profit margin* (%)	Increase/(decrease) of operation income on a year-on-year basis (%)	Increase/(decrease) of operation cost on a year-on-year basis (%)	Increase/(decrease) of gross profit margin on a year-on-year basis (%)
Exploration and Production	138,653	116,985	11.2	(39.1)	1.2	(23.9)
Refining	926,616	658,347	4.5	(27.2)	(40.2)	3.2
Marketing and Distribution	1,106,666	1,022,620	7.4	(25.1)	(26.5)	1.8
Chemicals	326,308	287,821	11.3	(23.7)	(29.7)	7.4
Corporate and Others	783,874	774,799	1.1	(40.2)	(40.5)	0.6
Elimination of inter-segment sales	(1,263,234)	(1,267,801)	N/A	N/A	N/A	N/A
Total	2,018,883	1,592,771	9.4	(28.6)	(34.4)	2.1

*:	Gross profit margin = (operation income – operation cost, tax and surcharges)/operation income.

SIGNIFICANT EVENTS

1	MAJOR PROJECTS
(1)	Fuling shale gas project
In accordance with the guidance for of “overall deployment and stage-wise implementation”, the first phase of production capacity building of 5 billion cubic meters per year was completed in 2015 and the second phase of production capacity building of 5 billion cubic meters per year has been officially launched. The Company’s self-owned fund accounts for half of the project investment and bank loan is the main source of the other half. By the end of 2015, the cumulative investment was RMB 19.7 billion.

(2)	Yuanba gas field project
During the 12th Five-Year Plan period, two phases of production capacity building of Yuanba marine facies gas field with the total production capacity of 3.4 billion cubic meters per year were started. The first phase has been completed and put into operation in 2015 and the second phase is expected to be put into operation in the first half of 2016. The Company’s self-owned fund and the bank loan accounts for 50% of the project investment each. By the end of 2015, the cumulative realised investment was RMB 11.9 billion.

(3)	Guangxi LNG project
The Guangxi LNG project, of which the designed receiving capacity is 3 million tonnes per year, consists mainly of the construction of one wharf, one terminal and transportation pipelines. It is expected to be completed and operational in the first half of 2016. The Company’s self-owned fund and the bank loan accounts for half of the project investment each. By the end of 2015, the cumulative investment was RMB 8 billion.

(4)	Tianjin LNG project
The Tianjin LNG project, of which the designed receiving capacity is 3 million tonnes per year, consists mainly of the construction of one wharf, one terminal and transportation pipelines. It is expected to be completed and operational at the end of 2016. The Company’s self-owned fund and the bank loan accounts for 50% of the project investment each. By the end of 2015, the cumulative investment was RMB 3.4 billion.

2	THE INCREASED SHAREHOLDINGS OF SINOPEC CORP.’S A SHARE BY CHINA PETROCHEMICAL CORPORATION
On 8 July 2015, Sinopec Crop. was informed by China Petrochemical Corporation that, China Petrochemical Corporation proposed to increase its shareholding in Sinopec Corp. through acquisitions of the Sinopec Corp.’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing on 8 July 2015 (the Increase Period). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired on 8 July 2015) of the total issued share capital of Sinopec Corp.

As of the end of the reporting period, China Petrochemical Corporation had increased its shareholding in Sinopec Corp. by way of acquiring 72,000,000 A shares during the Increase Period, representing approximately 0.06% of the total issued share capital of Sinopec Corp. Before the shareholding increase, China Petrochemical Corporation directly and indirectly held 86,273,821,101 shares of Sinopec Corp., representing approximately 71.26% of the total issued share capital of Sinopec Corp. Following the increase of shareholding, China Petrochemical Corporation directly and indirectly held 86,345,821,101 shares of Sinopec Crop., representing approximately 71.32% of the total issued share capital of Sinopec Crop. China Petrochemical Corporation undertakes not to reduce its shareholding in Sinopec Corp. during the Increase Period and the statutory period.

3	RESTRUCTURING OF MARKETING SEGMENT
On 19 February 2014, the 14th meeting of the fifth session of the Board considered and approved the proposal to begin the restructuring of Sinopec Corp.’s marketing and distribution segment. On 12 September 2014, Sinopec Marketing Co. entered into a Capital Injection Agreement with 25 domestic and foreign investors, pursuant to which investors would subscribe for equity interests in Sinopec Marketing Co. by way of cash. As of 6 March 2015, the above-mentioned 25 investors had made an aggregate capital injection of RMB 105.044 billion (including amounts in U.S. dollar equivalent) to Sinopec Marketing Co. and subscribed for 29.5849% shareholding interests in Sinopec Marketing Co. For further details, please refer to the announcements published on the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 20 February 2014, 26 March 2014, 2 April 2014, 1 July 2014, 15 September 2014, 6 January 2015 and 7 March 2015. Please also refer to the disclosures made on the website of the The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

4	ISSUANCE AND DELISTING OF SINOPEC CB
Sinopec Corp. issued A share convertible bonds of RMB 23 billion on 23 February 2011. On 26 January 2015, the terms of conditional redemption of Sinopec CB were triggered. On 17 February 2015, the company paid the redemption payments and the current-period interests accrued with a total amount of RMB 53,348,948.28, and Sinopec CB was delisted from the Shanghai Stock Exchange at the same date. For further details, please refer to the announcements in relation to the results of the redemption and delisting of Sinopec CB by Sinopec Corp. published on the websites of the Shanghai Stock Exchange and Hong Kong Stock Exchange.

5	CORPORATE BONDS ISSUED AND INTEREST PAYMENTS

Basic information of corporate bonds

	Sinopec Corp.		Sinopec Corp.		Sinopec Corp.
Bond name	2010 Corporate bond		2012 Corporate bond		2015 Corporate bond (first issue)
Abbreviation	10石化01	10石化02	12石化01	12石化02	15石化01	15石化02
Code	122051	122052	122149	122150	136039	136040
Issuance date	21 May 2010		1 June 2012		19 November 2015
Maturity date	21 May 2015	21 May 2020	1 June 2017	1 June 2022	19 November	19 November
					2018	2020
Amount issued (RMB billion)	11	9	13	7	16	4
Outstanding balance (RMB billion)	0	9	13	7	16	4
Interest rate (%)	3.75	4.05	4.26	4.90	3.3	3.7
Principal and interest repayment	Simple interest is calculated and paid on an annual basis without compounding and overdue interests. The principal will be paid at maturity with last installment of interest.
Payment of interests	Sinopec Corp. had paid in full the interest accrued for the current period interest payment year and Bond 122051 had been repaid and delisted from the Shanghai Stock Exchange.
Listing place	Shanghai Stock Exchange
Corporate bonds trustee	China International Capital Corporation Limited
27th-28th Floor, China World Office 2, 1 Jianguomenwai Avenue, Chaoyang District, Beijing
Huang Xu, Zhai Ying
(010) 6505 1166
Credit rating agency	United Credit ratings Co., Ltd.
12th Floor, PICC building, No.2 Jianguomenwai Avenue, Chaoyang District, Beijing
Use of proceeds
Proceeds for the above-mentioned corporate bonds have been used for their designated purpose disclosed in the relevant announcements. As of 31 December 2015, all the proceeds have been completely used.

Performance of credit rating agency
During the reporting period, United Credit ratings Co., Ltd. (the Rating Agency) assigned the AAA credit rating for Bond 136039, Bond 136040 and the long term credit rating of Sinopec Corp. with outlook stable.

The credit rating agency provided continuing credit rating for Bond 122052, Bond 122149 and Bond 122150 and reaffirmed AAA credit rating. The long term credit rating and outlook of Sinopec Corp. remained at AAA and stable respectively.

Credit addition mechanism, repayment scheme and other relative events for corporate bonds during the reporting period	During the reporting period, there is no credit addition mechanism and change of the repayment arrangement for the above-mentioned corporate bonds
Convening of corporate bond holders’ meeting	During the reporting period, the bondholders’ meeting has not been convened.
Performance of corporate bonds trustee
During the durations of the above-mentioned bonds, the bond trustee, China International Capital Corporation Limited, has strictly followed the Bond Trustee Management Agreement and continuously tracked the company’s credit status, utilisation of bond proceeds and repayment of principals and interests. The bond trustee has also advised the company to satisfy obligations as described in the corporate bond prospectus and exercised its duty to protect the bondholders’ legitimate rights and interests. The bond trustee is expected to disclose the Trustee Management Affairs Report after disclosure of the company’s annual report. The full disclosure will be available on the website of Shanghai Stock Exchange (http://www.sse.com.cn)

Principal accounting data and financial indicators for the two years ended 31 December 2015

Principal data	2015	2014	Change	Reasons for change
EBITDA (RMB million)	159,379	166,788	(4.4)%	Mainly due to the decrease of the earning compared with last year
Net cash flow from investing activities (RMB million)	(116,952)	(132,633)	(11.8)%	Mainly due to the decrease of the capital expenditure
Net cash flow from financing activities (RMB million)	9,310	(21,421)	－	Mainly due to capital injection to Sinopec Marketing Co.
Cash and cash equivalents as of 31 December (RMB million)	67,824	9,355	625.0%	Mainly due to the increase of cash reserve
Current ratio	0.72	0.60	0.12	Mainly due to the decrease of short-term debts
Quick ratio	0.40	0.28	0.12	Mainly due to the decrease of short-term debts
Liability-to-asset ratio (%)	45.56	55.41	(9.85) percentage points	Mainly due to capital injection to Sinopec Marketing Co. and improvement of the net cash flow from operating activities
EBITDA to liabilities ratio	0.61	0.50	0.11	Mainly due to the decrease of interest-bearing debts
Interest coverage ratio	7.76	6.57	1.19	Mainly due to the decrease of interest expense
Cash flow interest coverage ratio	23.08	18.34	4.74	Mainly due to the decrease of interest expense of cash
EBITDA-to-interest coverage ratio	19.26	13.98	5.28	Mainly due to the decrease of interest expense
Loan repayment rate (%)	100	100	－
Interest payment rate (%)	100	100	－

During the reporting period, Sinopec Corp. paid in full the interest accrued for the other bonds and debt financing instruments. As at 31 December 2015, the standby credit line acquired by the Company from several domestic financial institutions is RMB 298 billion in total, facilitating the Company to get such amount of unsecured loans. During the reporting period, Sinopec Corp. fulfilled relevant undertakings in the prospectus of corporate bonds. During the reporting period, Sinopec Corp. had no significant matters which could influence the Company’s operation and debt paying ability.

On 18 April 2013, Sinopec Capital (2013) Limited, a wholly owned overseas subsidiary of Sinopec Corp., issued senior notes guaranteed by Sinopec Corp. with four different maturities, 3 years, 5 years, 10 years and 30 years. The 3-year notes principal totaled USD 750 million, with an annual interest rate of 1.250%; the 5-year notes principal totaled USD 1 billion, with an annual interest rate of 1.875%; the 10-year notes principal totaled USD 1.25 billion, with an annual interest rate of 3.125%; and the 30-year notes principal totaled USD 500 million, with an annual interest rate of 4.250%. These notes were listed on the Hong Kong Stock Exchange on 25 April 2013, with interest payable semi-annually. The first payment of interest was on 24 October 2013. During the reporting period, Sinopec Corp. has paid in full the current-period interests.

6	SHARE OPTION INCENTIVE SCHEME OF SINOPEC CORP.’S SUBSIDIARY, SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED (“SHANGHAI PETRO”), DURING THE REPORTING PERIOD
Pursuant to the requirements of the Listing Rules, the resolution relating to the Shanghai Petrochemical A Share Option Incentive Scheme (Draft) was considered and passed at the 18th meeting of the fifth session of the Board and the first extraordinary general meeting of Sinopec Corp. for 2014. The Scheme came into effect on 23 December 2014.

Summary of Share Option Incentive Scheme
(1)	Purpose of the Scheme
The purpose of the Share Option Incentive Scheme is to further establish and improve Shanghai Petro’s operational mechanism; establish and improve Shanghai Petro’s incentive mechanism for members of the senior management; advocate the concept of sustainable development jointly achieved by Shanghai Petro, its management team and key personnel; effectively incentivise its management team and key personnel; attract and retain talents; enhance Shanghai Petro’s competitive position in the industry and its core competitiveness; and ensure the realisation of Shanghai Petro’s development strategy and operational objectives.

(2)	Eligible Participants
The eligible participants shall include the directors, senior management members and key business personnel of Shanghai Petro. The participants of the initial grant under the Share Option Incentive Scheme included: i. directors and senior management members; and ii. key business personnel holding core positions. Such aforesaid participants of the proposed initial grant shall exclude independent non-executive directors, supervisors and directors who do not concurrently hold senior management positions in Shanghai Petro, substantial shareholders holding more than 5% of the shareholdings of Shanghai Petro and the de facto controller of Shanghai Petro, together with their respective spouses and immediate family members.

(3)	Total number of shares to be granted and its percentage of the total share capital

Under the Share Option Incentive Scheme, the total number of underlying shares to be granted shall neither exceed 10% of the total share capital of Shanghai Petro (10,800 million shares) nor exceed 10% of the total A share capital of Shanghai Petro (7,305 million shares).Under the proposed initial grant, the number of share options to be granted by Shanghai Petro to the Participants shall be no more than 41,030,000 with the underlying shares representing 0.38% of the total share capital of Shanghai Petro.

(4)	Maximum Entitlement of each participant

Unless approved by the shareholders as a special resolution at a general meeting of Shanghai Petro, the aggregate number of A Shares to be acquired by each grantee through the Share Option Incentive Scheme and other effective share option schemes of Shanghai Petro (if any) at any time shall not exceed 1% of the total A share capital of Shanghai Petro. The number of share options to be granted to each Participant was determined on the basis that the estimated benefit upon exercise of the Share Options will not exceed 30% of his/her total emolument level (including the estimated benefit upon exercise of the share options) at the grant date.

(5)	Validity Period

The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. Please refer to the following table for the details of the exercise arrangement for the Share Option Incentive Scheme:

Stage	Arrangement	Exercise Ratio Cap
Grant Date	determined by the board of directors upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	－
1st Exercisable Period	commencing on the first trading day after the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of the 36-month period following the grant date	40%
2nd Exercisable Period	commencing on the first trading day after the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	commencing on the first trading day after the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of the 60-month period following the grant date	30%

If a Participant is also a director or member of senior management of Shanghai Petro, at least 20% of the total options granted to him/her shall not be exercisable until such Participant passes the appraisal during his/her term of office.

(6)	Vesting Period

The vesting period for each grant under the scheme shall be no less than two years.

(7)	No Requirement of fund to apply or accept stock option and allotted time of payment or notice of payment or allotted time of credit payment for application of stock options

(8)	Exercise Price

A	The exercise price under the initial grant

The exercise price under the initial grant shall not be lower than the highest of the followings:

I.
The closing price of the A shares of Shanghai Petro on the trading day immediately before the date of announcement on the summary of the Share Option Incentive Scheme Draft, which was RMB3.29 per share;

II.
The average closing price of the A shares of Shanghai Petro for the 30 trading days immediately before the date of announcement on the summary of the Share Option Incentive Scheme Draft, which was RMB 3.27 per share; and

III.
RMB 4.20 per share. In June 2013, Sinopec Corp. undertook in Shanghai Petro’s A Share reform plan that it would propose to the board of Shanghai Petro a share option scheme which complies with the relevant systems of the SASAC and the CSRC, with an initial exercise price of the share options not lower than RMB 6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price shall be adjusted accordingly). As Shanghai Petro has made a distribution of its 2013 interim cash dividend plan, implemented the capitalisation of capital funds and surplus reserves fund in December 2013, and made a distribution of 2013 annual cash dividend in July 2014, the aforesaid initial minimum exercise price of the share options, i.e. RMB 6.43 per share, was adjusted to RMB 4.20 per share.

Accordingly, the exercise price under the initial grant shall not be lower than RMB4.20 per share.

B	The Exercise Price under Further Grant

The exercise price under each proposed grant (other than the initial grant) shall be the higher of the followings:

I.	the closing price of the A shares of Shanghai Petro on the trading day immediately before the date of announcement on the summary of the draft proposal of each grant; or

II.	the average closing price of the A shares of Shanghai Petro for the 30 trading days immediately before the date of announcement on the summary of the draft of each grant.

(9)	Expiry date

The expiry date of the scheme is 22 December 2024.

Initial Grant of the Share Options:

Grant Date: 6 January 2015
Number of Participants: 214 persons
Number of Share Options Granted: 38,760,000

(1)	Share options granted to Directors, senior management and substantial shareholders of Shanghai Petro during the reporting period

Shanghai Petro granted 2,540,000 A share options to six directors and senior management. The share options mentioned in the first grant account for 6.55% of the total number of share options to be granted under the initial grant and account for 0.024% of the total share capital of Shanghai Petro at the time of the initial grant.

Name	Position	No. of share options held at the beginning of the reporting period	Number of new share options granted during the Reporting period (’0,000)	Number of Share options with exercisable rights during the Reporting period	Number of Share options excised during the Reporting period	Number of share options held at the end of the Reporting period (’0,000)
Wang Zhiqing	Chairman and President	0	50	0	0	50
Gao Jinping	Vice Chairman and Vice President	0	50	0	0	50
Ye Guohua	Director and Chief Financial Officer	0	43	0	0	43
Jin Qiang	Director and Vice President	0	43	0	0	43
Guo Xiaojun	Director and Vice President	0	43	0	0	43
Tang Weizhong*	Former Company Secretary	0	25	0	0	0

*	Mr. Tang Weizhong resigned as the Secretary to the Board on 23 October 2015 with immediate effect. According to the Share Option Incentive Scheme, his granted share options have been cancelled.

(2)	Share options granted to employees of Shanghai Petro in addition to persons mentioned in item (1) during the reporting period

Shanghai Petro granted 36,220,000 A share options to 208 key business personnel, which account for 93.45% of the total number of share options to be granted under the initial grant and account for 0.335% of the total share capital of Shanghai Petro at the time of the initial grant. During the reporting period, none of the share options was exercisable and none of the share options was cancelled or lapsed.

(3)	Exercise Price under the Initial Grant

The exercise price under the initial grant is RMB 4.20 per share (until the expiration of the validity period of the Share Options, in the case of, among others, payment of dividends, capitalisation of capital reserves, distribution of bonus shares, subdivision of shares or reduction of shares, and rights issue, an adjustment to the exercise price shall be made in accordance with Share Option Incentive Scheme). On the trading day before the grant date, the closing price of A shares of Shanghai Petro was RMB 4.70 per share, and that of H shares of Shanghai Petro was HKD 2.38 per share.

(4)	Validity Period and Exercise Arrangement under the Initial Grant

The validity period of the share options shall be five years commencing from the grant date, but will be subject to the following exercise arrangements. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. There shall be three exercisable periods (one year for each exercisable period, same for the following) under the Share Option Incentive Scheme. Upon the fulfillment of the exercise conditions, 40%, 30% and 30% of the total share options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively.

7	PERFORMANCE OF THE UNDERTAKINGS BY CHINA PETROCHEMICAL CORPORATION

Background	Type of Undertaking	Party	Contents	Term for performance	Whether bears deadline or not	Whether strictly performed or not
Undertakings related to Initial Public Offerings	Initial Public Offerings (IPOs)	China Petrochemical Corporation	1 Compliance with the connected transaction agreements;	From 22 June 2001	No	Yes
(IPOs)			2 Solving the issues regarding the legality of land-use rights certificates and property ownership rights certificates within a specified period of time;
3 Implementation of the Reorganisation Agreement (please refer to the definition of Reorganisation Agreement in the H share prospectus of Sinopec Corp.);
4 Granting licenses for intellectual property rights;
5 Avoiding competition within the same industry;
6 Abandonment of business competition and conflicts of interest with Sinopec Corp.
Other undertakings	Other	China Petrochemical Corporation
Given that the majority of China Petrochemical Corporation’s refining business had been injected into Sinopec Corp., China Petrochemical Corporation undertook to dispose of its minor remaining refining business within five years to eliminate competition with Sinopec Corp. in refining business.
				Within five years, commencing from 27 October 2010	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation	China Petrochemical Corporation would dispose of its minor remaining chemicals business within five years in order to avoid competition with Sinopec Corp. in the chemicals business.	Within five years, commencing from 15 March 2012	Yes	Yes
Other undertakings	Other	China Petrochemical Corporation
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a 10-year option to Sinopec Corp. with the following provisions: (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as of the date of the undertaking and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within 10 years of the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid items (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with applicable laws and regulations, contractual obligations and other procedural requirements.
				Within 10 years after 29 April 2014 or the date when China Petrochemical Corporation acquires the assets	Yes	Yes

Since 2010, China Petrochemical Corporation has earnestly fulfilled its undertakings to eliminate competitions in refining business with Sinopec Corp. through: (1) injecting the related assets or equity interest of refining business into Sinopec Corp.; (2) providing most of the components as the intermediate feedstock to Sinopec Corp., and deliver the minor remaining by-products to Sinopec Corp. for marketing.

As of the end of the reporting period, Sinopec Corp. had no undertakings in respect of profits, asset injections or asset restructuring that had not been fulfilled, nor did Sinopec Corp. make any profit forecast in relation to any asset or project.

8	MATERIAL GUARANTEE CONTRACTS AND THEIR PERFORMANCE
Unit: RMB million

Major external guarantees (excluding guarantees for controlled subsidiaries)
Guarantor	Relationship with the Company	Name of guaranteed company	Amount	Transaction date (date of signing)	Period of guarantee	Type	Whether completed or not	Whether overdue or not	Amount of overdue guarantee	Counter-guaranteed	Whether guarantee for connected parties (yes or no)*1
Sinopec Corp.	The listed company itself	Yueyang Sinopec Corp. Shell Coal Gasification Corporation	113	10 December 2003	10 December 2003 – 10 December 2017	Joint obligations	No	No	—	No	No
Sinopec Great Wall Energy and Chemical Industry Co., LTD	Wholly owned subsidiary	Zhong An United Coal Chemical Co., Ltd.	590	18 April 2014	18 April 2014 – 17 April 2026	Joint obligations	No	No	—	No	No
SSI	Controlled subsidiary	New Bright International Development Ltd./ Sonangol E.P.	6,010			Joint obligations	No	No	—	Yes	No
Sinopec Corp.	The listed company itself	Yanbu Aramco Sinopec Refining Company(YASREF) Limited	no specific amount	31 December 2014	30 years from the date Yanbu project company requires supply of hydrogen from Air Liquedi Arabia LLC.	Joint obligations	No	No	—	No	No
Total amount of guarantees provided during the reporting period*2											645
Total amount of guarantees outstanding at the end of reporting period*2 (A)											4,009
Guarantees by the Company to the controlled subsidiaries
Total amount of guarantee provided to controlled subsidiaries during the reporting period											None
Total amount of guarantee for controlled subsidiaries outstanding at the end of the reporting period (B)											22,728
Total amount of guarantees for the Company (including those provided for controlled subsidiaries)
Total amount of guarantees(A+B)											26,737
The proportion of the total amount of guarantees to the Sinopec Corp.’s net assets											3.96%
Guarantees provided for shareholder, de facto controller and connected parties (C)											None
Amount of debt guarantees provided directly or indirectly to the companies with liabilities to assets ratio over 70% (D)											2,314
The amount of guarantees in excess of 50% of the net assets (E)											None
Total amount of the above three guarantee items (C+D+E)											2,314
Statement of guarantee undue that might be involved in any joint and several liabilities											None
Statement of guarantee status											None

*1:	As defined in the Listing Rules of the Shanghai Stock Exchange.

*2:
The amount of guarantees provided during the reporting period and the amount of guarantees outstanding at the end of the reporting period include the guarantees provided by the controlled subsidiaries to external parties. The amount of the guarantees provided by these subsidiaries is derived by multiplying the guarantees provided by Sinopec Corp.’s subsidiaries by the percentage of shares held by Sinopec Corp. in such subsidiaries.

Specific statements and independent opinions from independent non-executive directors regarding external guarantees provided by Sinopec Corp. during and by the end of 2015:

We, as independent non-executive directors of Sinopec Corp., hereby make the following statements after conducting a thorough check of external guarantees provided by Sinopec Corp. accumulated up to and during 2015 in accordance with the requirements of the domestic regulatory authorities:

Sinopec Corp. has disclosed its external guarantees for year 2015 in this annual report. The aggregate balance of external guarantees provided by Sinopec Corp. for the year 2015 was RMB 26.737 billion, accounting for approximately 3.96% of the Company’s net assets.

We hereby present the following opinions:

Sinopec Corp. shall continue to strengthen its management and actively monitor guarantee risks. It shall strictly follow the approval and disclosure procedures in relation to guarantee businesses for any new external guarantees provided thereafter.

9	SIGNIFICANT LITIGATION, ARBITRATION RELATING TO SINOPEC CORP.
No significant litigation, arbitration relating to the Company occurred during the reporting period.

10	INSOLVENCY AND RESTRUCTURING
During the reporting period, the Company was not involved in any insolvency or restructuring matters.

11	OTHER MATERIAL CONTRACTS
Saved as disclosed by Sinopec Corp., the Company did not enter into any significant contracts subject to disclosure obligations during the reporting period.

12	CREDIBILITY FOR THE COMPANY, CONTROLLING SHAREHOLDERS AND DE FACTO CONTROLLER
During the reporting period, the Company and its controlling shareholder did not have any court’s effective judgments which should be performed or any comparatively large amount of debt which should be cleared up.

13	PENALTIES ON THE COMPANY AND ITS DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT, CONTROLLING SHAREHOLDER AND DE FACTO CONTROLLER AND REMEDIES THERETO
On 27 April 2015, Sinopec Crop. was informed by China Petrochemical Corporation, the controlling shareholder of the Company, that Mr. Wang Tianpu, former non-executive Director and Vice Chairman of the Company, was currently under investigation by the competent authorities. Mr. Wang Tianpu tendered his resignation to the Board on 27 April 2015 and resigned from all his positions in the Company, including non-executive Director and Vice Chairman, with immediate effect from the same date. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times. on 28 April, 2015. For the relevant details, please also refer to the disclosure made on the website of the Hong Kong Stock Exchange dated 27 April 2015.

14	TRUSTEESHIP, CONTRACTING AND LEASES
During the reporting period, Sinopec Corp. was not involved in any events relating to significant trusteeship, contracting or leases for the assets of any other company, nor has it placed its assets with any other company under a trusteeship, contracting or lease agreement subject to disclosure obligations.

15	ENTRUSTED ASSET MANAGEMENT AND ENTRUSTED LOANS

(1)	Entrusted Asset Management
During the reporting period, Sinopec Corp. has no entrusted asset management subject to disclosure obligation.

(2)	Entrusted loans

Borrower	Amount (RMB billion)	Term	Interest Rate	Purpose	Mortgage or guarantor	Whether overdue or not	Whether connected transaction or not	Whether roll-over or not	Whether involved in lawsuit or not	Connected relationship	Gain or loss
Ningbo Gaotou Petroleum Development, Ltd.	0.3	4 years	5.75%	Working capital loan	None	No	No	No	No	Joint Venture	Gain
Ningbo Gaotou Petroleum Development, Ltd.	0.2	5 years	6.00%	Working capital loan	None	No	No	No	No	Joint Venture	Gain
Maoming-BASF, Ltd.	0.6	5 years	4.75%	Project construction	None	No	No	No	No	Joint Venture	Gain
Zhongtian Synergetic Energy Co., Ltd.* (Zhongtian Synergetic)	3.1	3 months	4.44%	Working capital loan	None	No	Yes	No	No	Associate	Gain

*:	Zhongtian Synergetic has repaid the RMB 3.1 billion loan in March 2016.

(3)	Other asset management and derivative investment
During the reporting period, Sinopec Corp. has no other asset management and derivative investment subject to disclosure obligation.

16	DEPOSITS AT SINOPEC FINANCE CO., LTD. AND SINOPEC CENTURY BRIGHT CAPITAL INVESTMENT, LTD.
In order to regulate connected transactions between the Company and Sinopec Finance Co., Ltd. (Sinopec Corp.’s domestic settlement center, hereinafter referred to as the “Finance Company”) and to ensure the safety and liquidity of the deposits of Sinopec Corp. in the Finance Company, Sinopec Corp. and the Finance Company formulated the Risk Control System on Connected Transactions of China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the risk control system and the risk management plan of the Company to prevent financial risks and to ensure that the deposits of the Company in the Finance Company can be utilised at the Company’s discretion. At the same time, as the controlling shareholder of the Finance Company, China Petrochemical Corporation undertakes that in case of an emergency where the Finance Company has difficulty making payments, China Petrochemical Corporation will increase the capital of the Finance Company in accordance with the actual need for the purpose to make payment.

In order to regulate connected transactions between the Company and Sinopec Century Bright Capital Investment, Ltd. (Century Bright Company, Sinopec Corp.’s overseas settlement center), Century Bright Company ensures the safety of the deposits of Sinopec Corp. in Century Bright Company by strengthening internal risk controls and obtaining support from China Petrochemical Corporation. China Petrochemical Corporation has issued a number of internal rules, including the Rules for the Internal Control System, the Rules for Implementation of Overseas Capital Management Methods, and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Century Bright Company for providing overseas financial services. Century Bright Company has also established the Rules for the Implementation of the Internal Control System, which ensures the standardisation and safety of its corporate deposits business. At the same time, as the wholly controlling shareholder of Century Bright Company, China Petrochemical Corporation entered into a keep-well agreement with Century Bright Company in 2013, under which China Petrochemical Corporation undertakes that when Century Bright Company has difficulty making payments, China Petrochemical Corporation will ensure that Century Bright Company will fulfill its repayment obligation through various channels.

The deposits of the Company in the Finance Company and Century Bright Company during the reporting period did not exceed the cap as approved at the general meeting of shareholders. During daily operations, the deposits of Sinopec Corp. in the Finance Company and Century Bright Company can be fully withdrawn for the Company’s use.

17	APPROPRIATION OF NONOPERATIONAL FUNDS BY THE CONTROLLING SHAREHOLDER AND ITS RELATED PARTIES AND THE PROGRESS FOR CLEARING UP
Not applicable

18	STRUCTURED ENTITY CONTROLLED BY THE COMPANY
None

19	DETAILED IMPLEMENTATION OF THE SHARE INCENTIVE SCHEME DURING THE REPORTING PERIOD
Sinopec Corp. did not implement any share incentive scheme during the reporting period.

CONNECTED TRANSACTIONS

1	AGREEMENTS CONCERNING CONTINUING CONNECTED TRANSACTIONS BETWEEN SINOPEC CORP. AND CHINA PETROCHEMICAL CORPORATION
Prior to Sinopec Corp.’s overseas listing, in order to ensure the smooth continuation of production and business conducted by the Company and China Petrochemical Corporation, the two parties entered into a number of agreements on continuing connected transactions, details of which are as follows:

(1)	The Company and China Petrochemical Corporation will mutually supply ancillary services for products, production and construction services (Mutual Supply Agreement)

(2)	China Petrochemical Corporation will provide trademarks, patents and computer software to the Company for use free of charge

(3)	China Petrochemical Corporation will provide cultural and educational, hygienic and community services to the Company (Cultural and Educational Hygienic and Community Services Agreement)

(4)	China Petrochemical Corporation will provide leasing services for lands and certain properties to the Company

(5)	China Petrochemical Corporation will provide comprehensive insurance to the Company

(6)	China Petrochemical Corporation will provide shareholders’ loans to the Company and

(7)	The Company will provide franchise licenses for service stations to China Petrochemical Corporation.

On 26 August 2015, Sinopec Corp. and China Petrochemical Corporation entered into a supplementary agreement of connected transactions, whereby the terms of the Mutual Supply Agreement and the Cultural and Educational, Hygienic and Community Services Agreement were extended from 1 January 2016 to 31 December 2018. The resolution relating to continuing connected transactions for the three years from 2016 to 2018 was approved at the first extraordinary general meeting for 2015 held on 23 October 2015. For details of the above continuing connected transactions, please refer to relevant announcements published on 27 August 2015 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange (dated 26 August 2015).The capitalised terms used in this section shall have the same meaning as that used in the above-mentioned announcements.

2	COMPLIANCE OF DISCLOSURES AND APPROVALS OF CONTINUING CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND SINOPEC GROUP WITH HONG KONG LISTING RULES AND THE SHANGHAI STOCK EXCHANGE
Pursuant to the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (Shanghai Listing Rules), the continuing connected transactions between the Company and Sinopec Group are generally subject to full disclosure based on their nature and the value of the transactions, and are also subject to approvals from independent non-executive directors and/or independent shareholders. The Hong Kong Stock Exchange and Shanghai Stock Exchange exempted Sinopec Corp. from full compliance with the listing rules regarding the above continuing connected transactions and conditionally exempted Sinopec Corp. from complying with the obligations of continuous disclosure.

There was no change to the above-mentioned supplementary agreements on continuing connected transactions during the reporting period. The aggregated amount of the connected transactions for 2015 of the Company is in compliance with the relevant requirements of the Hong Kong Listing Rules and the Shanghai Listing Rules. For performance details of connected transaction agreements, please refer to Item 3 below.

3	ACTUAL CONTINUING CONNECTED TRANSACTIONS ENTERED INTO BY THE COMPANY DURING THE YEAR
Pursuant to the above-mentioned agreements on continuing connected transactions, the aggregate amount of the connected transactions of the Company during the year was RMB 190.867 billion. Among the expenses, purchases amounted to RMB 112.449 billion, representing 5.73% of the total amount of this type of transaction for the reporting period, including purchases of products and services (procurement, storage, exploration and development services, and production-related services) amounted to RMB 93.421 billion, auxiliary and community services amounted to RMB 6.754 billion. The housing rent paid by the Company amounted to RMB 462 million. The rent for use of land was RMB 10.618 billion. Interest expenses amounted to RMB 1.194 billion. The sales income amounted to RMB 78.418 billion, representing 3.88% of the total amount of this type of transaction for the reporting period, including RMB 78.184 billion for sales of products and services, RMB 27 million for agency commission income, and RMB 207 million for interest income.

The amounts of the above continuing connected transactions between the Company and Sinopec Group did not exceed the caps for the continuing connected transactions approved by the general meeting of shareholders and the Board.

Principle of pricing for connected transactions:

(a)	The government-prescribed price will apply;

(b)	when there is no government-prescribed price but there is a government-guidance price, the government-guidance price will apply;

(c)	when there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
when none of the above is applicable, the price for the provision of the products or services is to be agreed upon by the relevant parties, and shall be the reasonable cost incurred in providing the products or services plus 6% or less of such cost.

For details of the pricing principle, please refer to relevant announcements published on 27 August 2015 in the China Securities Journal, the Shanghai Securities News and the Securities Times and on the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

Decision-making procedures:

The major continuing connected transaction agreements were entered into in the ordinary course of the Company’s business and in accordance with normal commercial terms that are fair and reasonable to the Company and its shareholders. The Company, according to internal control procedures, adjusts the scope and amount of continuing connected transactions and the caps for the amount exempted from disclosure every three years, and will be announced and implemented upon the approval of the Board and/or independent shareholders. For the other connected transactions, Sinopec Corp., in strict compliance with domestic and overseas regulatory rules, published the announcement and implemented the transactions only after submitting the relevant proposals of connected transactions to the Board and/or the general meeting of shareholders for consideration and approval according to internal control procedures.

Related party transactions with the Sinopec Group that occurred during the year, as set out in Note 34 to the financial statements prepared under the IFRS in this annual report, also fall under the definition of connected transactions under Chapter 14A of the Hong Kong Listing Rules.

The above-mentioned connected transactions between the Company and Sinopec Group in 2015 were approved at the 5th meeting of the sixth session of the Board and complied with the disclosure requirements under Chapter 14A of the Hong Kong Listing Rules.

The external auditor of Sinopec Corp. was engaged to report on the Company’s continuing connected transactions in accordance with the Hong Kong Standard on Assurance Engagements 3000, Assurance Engagement Other Than Audits or Reviews of Historical Financial Information, and with reference to Practice Note 740, Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules, issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued its unqualified letter containing its conclusions in respect of the above-mentioned continuing connected transactions in accordance with Rule 14A.56 of the Hong Kong Listing Rules. Sinopec Corp. has submitted a copy of the auditor’s letter to the Hong Kong Stock Exchange.

After reviewing the above-mentioned connected transactions, the independent non-executive directors of Sinopec Corp. have confirmed the following:

(a)	The transactions have been conducted in the ordinary course of the Sinopec Corp. business

(b)	The transactions have been entered into based on either of the following terms:

i	normal commercial terms

ii	terms not less favorable than those available from or to independent third parties, where there is no available comparison to determine whether such terms are on normal commercial terms.

(c)	The transactions were conducted pursuant to the terms of the relevant agreements, and the terms were fair and reasonable and in the interests of Sinopec Corp. and its shareholders as a whole.

4	OTHER SIGNIFICANT CONNECTED TRANSACTIONS OCCURED THIS YEAR
On 26 August 2015, Sinopec Corp. entered into the Equity Transfer Agreement relating to the Transfer of 100% Equity Interest of Sinopec Beijing Jingtian Engineering and Construction Co., Ltd. (Jingtian Co.) with Sinopec Baichuan Economic and Trading Company (Baichuan Co., a wholly-owned subsidiary of China Petrochemical Corporation), pursuant to which, Sinopec Corp. proposed to transfer 100% equity interest of Jingtian Co. held by it to Baichuan Co. The final consideration of above-mentioned equity interest was around RMB 1.869 billion which was arrived at after taking into account the value evaluated for net assets at valuation base date and differences between the net assets as shown on the audited financial statements as at the completion date and the financial statements as at the base date of Jingtian Co. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 27 August 2015 and the announcement published on the website of the Hong Kong Stock Exchange on 26 August 2015.

On 29 October 2015, Sinopec Corp. entered into the Joint Venture Agreement with Sinopec Assets Management Corporation (SAMC, a wholly-owned subsidiary of China Petrochemical Corporation) in relation to the formation of the Sinopec Shanghai Gaoqiao Petrochemical Company Limited (Gaoqiao Petrochemical Co.). Sinopec Corp. will subscribe 55% of the registered capital of Gaoqiao Petrochemical Co. and SAMC will subscribe 45% of the registered capital of Gaoqiao Petrochemical Co. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 30 October 2015 and the announcement published on the website of the Hong Kong Stock Exchange on 29 October 2015.

On 28 December 2015, the Proposal on Providing Completion Guarantee for the Project Financing of Zhongtian Synergetic is considered and approved at the fourth meeting of the sixth session of Board, where all the Directors of Sinopec Crop. unanimously agreed to the provision by Sinopec Corp. of a completion guarantee to Zhongtian Synergetic Ordos coal deep processing demonstration project subject to the provision of completion guarantees by the other shareholders of Zhongtian Synergetic on a pro-rata basis (Guarantee). The Guarantee has been considered and approved at the first extraordinary general meeting for the year 2016. Zhongtian Synergetic is a connected party of the Company under the Shanghai Listing Rules because its vice chairman, Mr. Chang Zhenyong is the vice president of Sinopec Corp. However, Zhongtian Synergetic is not a connected person under the Hong Kong Listing Rules. For further details, please refer to the announcements published in the China Securities Journal, the Shanghai Securities News and the Securities Times by Sinopec Corp. on 29 December 2015 and 26 February 2016 and the announcement published on the website of the Hong Kong Stock Exchange on 28 December 2015.

5	FUNDS PROVIDED BETWEEN RELATED PARTIES
Unit: RMB million

		Funds to related parties			Funds from related parties
Related Parties	Relations	Balance at the beginning of the year	Amount incurred	Balance at the end of the year	Balance at the beginning of the year	Amount incurred	Balance at the end of the year
Sinopec Group	Parent company and affiliated companies*	15,095	5,390	20,485	28,102	(1,433)	26,669
Other related parties	Associates and joint ventures	2,184	3,288	5,472	348	(174)	174
Total		17,279	8,678	25,957	28,450	(1,607)	26,843
Reason for provision of funds between related parties		Loans and other accounts receivable and accounts payable
Impacts on the Company		No material negative impact

*:	affiliated companies include subsidiaries, associates and joint ventures.

CORPORATE GOVERNANCE

1	IMPROVEMENTS IN CORPORATE GOVERNANCE DURING THE REPORTING PERIOD
During the reporting period, Sinopec Corp. was in full compliance with the Company Law of the People’s Republic of China (PRC) and other domestic and overseas laws and regulations on securities, optimised and adjusted the composition of the Board and the Board Committees. The members of the Board are professional and complementary and role of independent directors were brought into full play. Sinopec Corp. amended its normative documents such as the Articles of Association, regulated the process of approval and information disclosure for the continuing connected transactions for three years from 2016 to 2018. Sinopec Corp. actively propelled to fulfill undertakings of China Petrochemical Corporation and eliminated competition in the oil refining business. Sinopec Corp. continuously enhanced the effects achieved through investor relationships and information disclosure and received recognition from capital market. As a lead member of the United Nations Global Compact, Sinopec Corp. had supported hosting of Climate China Summit for consecutive three sessions and helped to lead Chinese enterprises along the path of green and low-carbon development.

During the reporting period, Sinopec Corp.’s corporate governance complied with the PRC Company Law and all regulations on securities of the CSRC. The Board of Supervisors of Sinopec Corp. agreed with all supervised matters. None of Sinopec Corp., the Board, directors, supervisors, senior management, controlling shareholders or de facto controllers of Sinopec Corp. were under the investigation by the CSRC or punished administratively or criticized publicly by the CSRC, the Hong Kong Securities and Futures Commission, the Securities and Exchange Commission of the United States, Shanghai Stock Exchange, the Hong Kong Stock Exchange, the New York Stock Exchange or the London Stock Exchange.

2	ANNUAL GENERAL MEETING
During the reporting period, Sinopec Corp. convened 2014 annual general meeting and the 1st Extraordinary General Meeting for 2015 in Beijing, China respectively on 27 May 2015 and 23 October 2015 in accordance with relevant laws and regulations and procedures of notice, convening and holding procedure specified in the Articles of Association. For meeting details, please refer to the poll results announcements published in China Securities Journal, Shanghai Securities News and Securities Times after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.’s website.

3	EQUITY INTERESTS OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT
As of 31 December 2015, apart from 13,000 A shares of Sinopec Corp. held by Vice President Mr. Ling Yiqun, none of the directors, supervisors or other senior management of Sinopec Corp. held any shares of Sinopec Corp.

Save as disclosed above, during the reporting period, none of the directors, supervisors and senior management of Sinopec Corp. and their associates had any interests or short positions (including any interest or short position that is regarded or treated as being held in accordance with the Securities and Futures Ordinance (SFO) in the shares, debentures and underlying shares) of Sinopec Corp. or any associated corporations (as defined in Part XV of SFO) would fall to be disclosed to the Sinopec Corp. and the Hong Kong Stock Exchange under the Division 7 and 8 of Part XV of SFO or which was recorded in the register required to be kept under section 352 of SFO or otherwise notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Company.

4	CONFIRMATION OF INDEPENDENCE OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS AND OVERVIEW OF THEIR PERFORMANCE
As required by the Hong Kong Stock Exchange, with regard to the independence of its independent non-executive directors, Sinopec Corp. confirms that it has received and accepted the annual confirmation letters from all independent non-executive directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that all independent non-executive directors are independent.

During the reporting period, the independent non-executive directors of Sinopec Corp. strictly implemented the working rules for independent non-executive directors, fulfilled their duties in good faith as required by laws and regulations and the Articles of Association. They actively attended, meetings of the Board and meetings of the Board committees (please refer to the Report of the Board of Directors in this annual report for details of their attendance), reviewed the relevant documents with due care and exercised their profession advantages to offer advice and suggestions to Sinopec Corp.’s development strategy, operations and reform. The independent non-executive directors gave their independent opinions on matters such as connected transactions, external guarantees, dividend distributions and appointments of senior management and maintained timely and effective communications with the executive directors, management, external auditors and the internal auditing department. The independent non-executive directors independently and objectively protected the legitimate interests of the shareholders, especially the minority shareholders, when performing their duties.

5	COMPANY’S INDEPENDENCE FROM CONTROLLING SHAREHOLDER
The Company is independent from its controlling shareholder in terms of, among other matters, business, assets and finances. The Company has a well-integrated independent business and independent operational capabilities.

6	IMPROVEMENT AND IMPLEMENTATION OF THE INTERNAL CONTROL SYSTEM
For details of internal control self-assessment and internal control auditing, please refer to the internal control assessment report and the internal control auditing report disclosed the same day.

7	SENIOR MANAGEMENT APPRAISAL AND INCENTIVE SCHEMES
Sinopec Corp. has established and is continuously improving the fairness and transparency of its performance appraisal standards, its incentive schemes and requirements for directors, supervisors and other senior management. Sinopec Corp. has implemented a number of incentive schemes, including the Measures of Sinopec Corp. for the Implementation of Remuneration for Senior Managers, the Measures of Sinopec Corp. for the Management of Annual Performance Evaluations and the Measures of the Leadership of Companies Directly under Sinopec Corp. and the Headquarters Department for the Management of Performance Evaluation.

8	CORPORATE GOVERNANCE REPORT (IN ACCORDANCE WITH HONG KONG LISTING RULES)

(1)	Compliance with the Corporate Governance Code
Based on its actual circumstances, Sinopec Corp. did not establish a Nomination Committee of the Board according to section A.5 of the Corporate Governance Code and Corporate Governance Report (Corporate Governance Code) as set out in Appendix 14 of the Hong Kong Listing Rules. Sinopec Corp. believed that the nomination and election of director candidates by all members of the Board would be better suited in view of practical operation; the Board would perform the duties of the Nomination Committee prescribed in the Corporate Governance Code.

Save as disclosed above, Sinopec Corp. complied with all code provisions set out in the Corporate Governance Code during the reporting period.

A	Board of Directors
A.1	Board of Directors

a.
The Board is the decision-making body of Sinopec Corp., and all decisions made by the Board are implemented by the management of Sinopec Corp. The Board abides by good corporate governance practices and procedures.

b.
The Board meets at least once a quarter. The Board will usually communicate the time and proposals of the Board meeting 14 days before the scheduled meeting time. The relevant documents and materials for Board meetings are usually sent to each director 10 days in advance. In 2015, Sinopec Corp. held nine Board meetings. For details about the attendance of each director, please refer to the Report of the Board of Directors in this annual report.

c.	Each director of the Board may submit proposals to be included in the agenda of Board meetings, and each director is entitled to request other related information.

d.
The Board has reviewed and evaluated its performance in 2015 and is of the view that the Board composition is appropriate and balanced; that the Board made decisions in compliance with domestic and overseas laws and regulations and the Company’s internal rules; that the Board was open to suggestions from the Board of Supervisors and Management; and that the Board safeguarded the rights and interests of Sinopec Corp. and its shareholders.

e.
The Secretary to the Board assists the directors in handling the daily work of the Board, continuously informs the directors of any regulations, policies or other requirements of domestic or overseas regulatory bodies in relation to corporate governance and ensures that the directors comply with domestic and overseas laws and regulations as well as the Articles of Association etc. when performing their duties and responsibilities. Sinopec Corp. has purchased liability insurance for all directors to minimise their risks arising from the performance of their duties.

A.2	Chairman and President
a.
Mr. Wang Yupu serves as Chairman of the Board and Mr. Li Chunguang serves as President of Sinopec Corp. The Chairman of the Board is elected by a majority vote of all directors, and the President is nominated and appointed by the Board. The duties and responsibilities of the Chairman and the President are clearly distinguished from each other, and the scope of their respective duties and responsibilities is set out in the Articles of Association.

b.
The Chairman of the Board places great emphasis on communication with the independent non-executive directors. The Chairman holds meetings with the independent non-executive directors at least once every year, in respect of development strategy, corporate governance, operational management, etc. of Sinopec Corp., at which no executive director is present.

c.	The Chairman encourages open and active discussions. Directors may speak freely at the Board meetings and actively participate in the discussions of significant decision-makings in the Board meetings.

A.3	Board composition
a.
The Board consists of 12 members with extensive professional and corporate governance experience (Please refer to the Directors, Supervisors, Other Senior Management and Employees in this annual report for detailed information). Of the 12 members, seven are executive directors, five are non-executive directors including 4 independent non-executive directors. The independent non-executive directors represent one-third of the Board. The executive directors and non-executive directors of Sinopec Corp. have petroleum and petrochemical specialty, technical background and/or extensive management experience in large-scale enterprises. The independent non-executive directors have working backgrounds as well-known economist and have rich experience in international capital management and investment. The composition of the Board is balanced and diversified.

b.
Sinopec Corp. has received from each of the independent non-executive directors a letter of confirmation for 2015 regarding their compliance with relevant independence requirements set out in Rule 3.13 of the Hong Kong Listing Rules. Sinopec Corp. considers that each of the independent non-executive directors is independent.

A.4	Appointment, re-election and dismissal
a.
The term of each session of the directors (including non-executive directors) of Sinopec Corp. is three years, and the consecutive term of office of an independent non-executive director cannot exceed six years.

b.	All directors of Sinopec Corp. have been elected at the general meeting of shareholders. The Board has no power to appoint temporary directors.

c.
Sinopec Corp. engages professional consultants to prepare detailed materials for newly appointed directors, to notify them of the regulations of each listing place of Sinopec Corp. and to remind them of their rights, obligations and responsibilities as directors.

A.5	Nomination Committee
a.
Considering that the Board did not establish a Nomination Committee, the Board will perform the duties of the Nomination Committee prescribed in the Corporate Governance Code. The nomination of directors has been prescribed clearly in the Articles of Association and Rules of Procedure for the Shareholders’ Meeting. Nomination of directors may be proposed by shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. (1% for the nomination of independent non-executive directors), by the Board or by the Board of Supervisors for approval at the general meeting of shareholders. When the Board nominates a candidate for director, independent non-executive directors should give their independent opinions on the nomination in advance. Eleven out of total twelve directors of the Board were elected at the annual general meeting of shareholders for the year 2014, one was elected at the first extraordinary general meeting of shareholders for the year 2016.

b.
The Board establishes the Policy Concerning Diversity of Board Members which stipulates that the members of the Board shall be nominated and appointed basing on the skills and experience required by the Board as well as the principles on diversity of the Board, and when deciding the composition of the Board, Sinopec Corp. shall consider the factors in relation to the diversity of the Board, including (but not limited to) gender, age, background of education and culture, locations, profession and experience, skills, knowledge and service term.

A.6	Responsibility of directors
a.
All non-executive directors have the same duties and powers as the executive directors. In addition, the independent non-executive directors are entitled to certain specific powers. The Articles of Association and the Rules of Procedure for Meetings of Boards of Directors clearly prescribe the duties and powers of executive directors, non-executive directors including independent non-executive directors. The above duties and powers are published on the Sinopec Corp.’s website at http://www.sinopec.com.

b.	In 2015, each of the directors was able to devote sufficient time and effort to handling the matters of Sinopec Corp.

c.
Each of the directors confirmed that he or she complied with the Model Code for Securities and Transactions by Directors of Listed Companies during the reporting period. In addition, Sinopec Corp. formulated the Rules Governing Shares Held by Company Directors, Supervisors and Senior Managers and Changes in Shares and the Model Code of Securities Transactions by Company Employees to regulate the purchase and sale of Sinopec Corp.’s securities by employees.

d.
Sinopec Corp. arranged training sessions for directors and paid the related fees. The directors diligently performed their responsibilities and actively participated in the continuing professional development program.

A.7	Provision of and access to information
a.
The agenda and other reference documents for meetings of the Board and Board committees will be distributed prior to the meetings to give each director sufficient time to review the materials so that directors can discuss the proposals comprehensively at meetings. Each director can obtain all related information in a comprehensive and timely manner, and may seek advices from professional consultants if necessary.

b.
The secretary to the Board is responsible for organising and preparing the materials for the Board meetings, including preparation of explanations for each proposal to ensure thorough understanding by the directors. Management is responsible for providing the directors with necessary information and materials. The director may ask the Management, or ask, via the Management, relevant departments to provide necessary information about Sinopec Corp. and related matters.

B	Remuneration of directors and senior management
a.
The Board has established a Remuneration and Appraisal Committee (Remuneration Committee) and formulated relevant terms of reference. The Remuneration Committee consists of independent non-executive director Mr. Fan Gang, who serves as the chairman, and the director and president Mr. Li Chunguang and independent non-executive director Mr. Jiang Xiaoming, who serve as the members of the Remuneration Committee. The terms of reference of the Remuneration Committee are available on the websites of Sinopec Corp. and the Hong Kong Stock Exchange. The Remuneration Committee is responsible for proposing to the Board the remuneration plans for directors, supervisors and other senior management and submitting the proposal to the general meeting of shareholders for approval after the proposal passed at the Board meeting.

b.
The Remuneration Committee always consults the Chairman and the President about proposed remuneration for other executive directors. After the Remuneration Committee’s review, it is of the view that the executive directors of Sinopec Corp. executed all duty clauses stated in the service contracts of the directors in 2015.

c.
The members of the Remuneration Committee may engage independent professionals. Reasonable costs arising from or in connection with such consultations are borne by Sinopec Corp. The Remuneration Committee has also appointed consultants to provide advices. The working expenses of the Remuneration Committee are included in the budget of Sinopec Corp. In addition, according to the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. must actively cooperate with the Remuneration Committee.

C	Accountability and auditing
C.1	Financial reporting

a.
Directors are responsible for supervising preparation of accounts for each fiscal period to ensure that the accounts truly and fairly reflect the condition of the business, its performance and the cash flow of the Company during the period. The Board approved the Financial Report for 2015 and warranted that the annual report contained no false representations, no material omissions or misleading statements and jointly and severally accepted full responsibility for the authenticity, accuracy and completeness of the content.

b.
Sinopec Corp. provides directors with information about the financial condition, its production and operating status of the Company every month to ensure that the directors can learn about the latest developments of the Company in a timely manner.

c.
Sinopec Corp. has adopted an internal control mechanism to ensure that the management and relevant departments have provided the Board and the Audit Committee with sufficient financial data and related explanations and materials.

d.	The external auditors of Sinopec Corp. made a statement about their reporting responsibilities in the auditor’s report contained in the financial report.

C.2	Internal Control
a.
In 2003, according to the relevant regulatory requirements for internal control of the listing places, Sinopec Corp. adopted the internal control framework prescribed in the internationally accepted Committee of Sponsoring Organizations of the Treadway Commission Report (COSO). Based upon the Articles of Association and all management policies currently in effect, as well as in accordance with relevant domestic and overseas applicable regulations, Sinopec Corp. formulated and continuously improving the Internal Control Manual which established controls at both the corporate and business levels, thereby ensuring all-round internal control. The Board reviewed the report on internal control with the annual report every year since 2006.

b.
The management of Sinopec Corp. has implemented the measures for internal control in 2015. With sufficient resources in accounting and financial reporting, Sinopec Corp. has qualified and experienced employees in this function and a sufficient budget for the training of relevant employees.

For detailed information about the internal control system, during the reporting period, please refer to the report on internal control prepared by Sinopec Corp.

c.	Sinopec Corp. has established its internal audit department, staffed by qualified professional personnel, to ensure that the internal auditing functions of Sinopec Corp. are sound.

C.3	Audit Committee
a.
The Audit Committee consists of independent non-executive director Mr. Andrew Y. Yan, who serves as the chairman, and independent non-executive director Mr. Jiang Xiaoming and independent non-executive director Mr. Tang Min, who serve as members. As verified, none of them has served as a partner or former partner in our current auditing firm.

b.	Sinopec Corp. has published the terms of reference of the Audit Committee. The terms of reference are available for inspection on the websites of Sinopec Corp. and the Hong Kong Stock Exchange.

c.
During the reporting period, the Audit Committee held five meetings. (For details, please refer to the section Meetings held by the special committees of the Board under the Report of the Board of Directors in this annual report.) The review opinions were issued at the meetings and submitted to the Board after signed by the members of the Audit Committee. During the reporting period, the Board and the Audit Committee had no disagreement.

d.
Audit Committee members may engage independent professionals. Reasonable costs arising from or in connection with such consultations are borne by Sinopec Corp. The Audit Committee also appoints consultants to provide advices. The working expenses of the Audit Committee are included in the budget of Sinopec Corp. In accordance with the policies of Sinopec Corp., the senior management and relevant departments of Sinopec Corp. must actively cooperate with the Audit Committee.

e.
The Audit Committee held two meetings with auditors without the presence of Sinopec Corp.’s management to discuss the auditing of financial reports and the auditing fee for the year. The Audit Committee has considered the adequacy of the resources for accounting and financial reporting and the experience of the employees as well as the sufficiency of the training courses provided to employees and the related budget. Audit Committee recognise the Sinopec’s management has fulfilled the duties of establishment of effective internal control system. Sinopec Corp. established a reporting and complaint system, providing online reporting, letter reporting, receipt of appeals and a complaint mailbox to employees to report behavior that violates the internal control system. The Audit Committee has reviewed and approved the system.

D	Delegation of power by the Board
a.
The Board, the management and each Board committee have clear terms of reference. The Articles of Association and the Rules of Procedure for the General Meetings of Shareholders and the Rules of Procedure for Meetings of Boards of Directors clearly set forth the scope of duties, powers and delegation of power of the Board and management, which are published on the website of Sinopec Corp. at http://www.sinopec.com.

b.
In addition to the Audit Committee and the Remuneration Committee, the Board established the Strategy Committee and the Social Responsibility Management Committee. The Strategy Committee consists of 10* directors, including Chairman of the Board Mr. Wang Yupu, who serves as chairman, as well as executive director Mr Li Chunguang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Zhang Haichao, Mr. Jiao Fangzheng, Mr. Ma Yongsheng* and independent non-executive director Mr. Andrew Y. Yan and Mr. Fan Gang, who serve as members. The Strategy Committee is responsible for overseeing long-term development strategies and significant investment decisions of the Company. The Social Responsibility Management Committee consists of three directors, including Chairman of the Board Mr. Wang Yupu, who serves as chairman, director and President Mr. Li Chunguang and independent non-executive director Mr. Tang Min, who serve as members. The Social Responsibility Management is responsible for preparing policies, governance, strategies and plans for social responsibility management of Sinopec Corp.

*	Mr. Ma’s appointment became effective upon the conclusion of the board meeting convened on the even date of this annual report

c.
Each Board committee has clear terms of reference in writing. According to each terms of reference of the Board committees, the committees are required to report their decisions and recommendations to the Board.

E	Communication with shareholders
a.
Sinopec Corp. pays close attention to investor relations. The Chairman, President and Chief Financial Officer conduct road shows every year to answer questions on subjects of concern to investors, such as development strategies and the production and business performance of the Company. Sinopec Corp. established a department responsible for communicating with investors. In compliance with regulatory provisions, Sinopec Corp. enhanced communication with investors by holding meetings with institutional investors, setting up an investor hotline and communicating through internet platform.

b.
During the reporting period, separate resolution was proposed for each substantially separate issue at the general meeting. All resolutions were voted by poll to ensure the interests of all shareholders. Notices of the general meeting of shareholders were delivered to shareholders 45 days (excluding the date of the general meeting) in advance.

c.
The Chairman of the Board did not attend the annual general meeting for the year 2014 due to other business arrangement. As recommended by more than half number of Directors, the President Mr. Li Chunguang hosted the annual general meeting for the year 2014 and arranged the members of the Board and senior management to attend the meeting and communicate with the investors extensively.

d.
During the reporting period, Sinopec Corp. amended its Articles of Association, including Sinopec Corp.’s scope of business, share capital structure and registered capital based on the actual situation of the Company.

F	Company secretary
a.
The Hong Kong Stock Exchange recognised the secretary to the Board as having the relevant qualifications for company secretary. Nominated by the Chairman of the Board and appointed by the Board, the secretary to the Board is the senior management officer reporting to Sinopec Corp. and the Board. The secretary gives opinions on corporate governance to the Board and arranges orientation training and professional development for the directors.

b.	The secretary to the Board actively participated in career development training, with more than 15 training hours during the reporting period.

G	Shareholders’ rights
a.
Shareholders who individually or collectively hold 10% of the total voting shares of Sinopec Corp. may request the Board in writing to convene the general meeting of shareholders. If the Board fails to grant the request to convene the meeting according to the Rules of Procedure for Meetings of Boards of Directors, the shareholders may convene and hold the meeting at their discretion according to applicable laws, and reasonable expenses incurred will be borne by Sinopec Corp. These provisions are subject to the following conditions: the proposals at the general meeting of shareholders must fall within the responsibilities of the general meeting of shareholders, with specific proposals and resolutions and in compliance with relevant laws, administrative regulations and the Articles of Association.

b.
When Sinopec Corp. holds the general meeting of shareholders, shareholders who individually or collectively hold 3% of the total voting shares of Sinopec Corp. may propose a supplementary proposal 10 days before the date of the general meeting.

c.
The eligibility for attending the general meeting, the rights of shareholders, the meeting agenda and the voting procedures are clearly stated in the notice of the general meeting of Sinopec Corp. dispatched to the shareholders.

d.
According to relevant rules of Sinopec Corp., the Board secretary is responsible for establishing an effective communication channel between Sinopec Corp. and its shareholders, for setting up special departments to communicate with the shareholders and for passing the opinions and proposals of the shareholders to the Board and management in a timely manner. Contact details of Sinopec Corp. can be found on the Investor Center page on the Sinopec Corp’s website.

(2)	Auditors
The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as Sinopec Corp.’s external auditors for 2015 and the authorisation of the Board to determine their remuneration were approved at Sinopec Corp.’s annual general meeting for the year 2014 on 27 May 2015. The audit fee for 2015 is RMB 51.58 million (including audit fee of internal control), which was approved at the 5th meeting of the sixth session of the Board. The annual financial statements have been audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers; the Chinese certified accountants signing the report are Li Dan and Gao Peng from PricewaterhouseCoopers Zhong Tian LLP.

During the reporting period, neither PricewaterhouseCoopers Zhong Tian LLP nor PricewaterhouseCoopers provided any non-audit service to Sinopec Corp.

(3)	Other information about Sinopec Corp.’s corporate governance
Except for their working relationships with Sinopec Corp., none of the directors, supervisors or other senior management has any financial, business or family relationship or any relationship in other material aspects with one another. For information about changes in share capital and shareholdings of substantial shareholders, please refer to page 6 to page 7; for information about meetings of the Board, please refer to page 51; for information about equity interests of directors, supervisors and other senior management, please refer to page 43; for information about the biographies and annual remuneration of directors, supervisors and other senior management, please refer to page 60 to page 71.

9	COMPARISON OF NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE RULES AND CHINA CORPORATE GOVERNANCE RULES FOR LISTED COMPANIES
For details, please refer to the content on the website of Sinopec Corp. at http://english.sinopec.com/investor_center/corporate_governance/fact-sheet/20120315/download/2012031503.pdf.

REPORT OF THE BOARD OF DIRECTORS

The Board is pleased to present the directors’ report for the year ended 31 December 2015 for shareholders’ review.

1	MEETINGS OF THE BOARD
During this reporting period, Sinopec Corp. held nine(9) Board meetings. The details are as follows:

(1)
The 22nd meeting of the fifth session of the Board was held by written resolution on 26 January 2015, whereby the proposals in relation to the internal control manual of Sinopec Corp. (2015) and the early redemption of Sinopec convertible bonds were approved in the meeting.

(2)
The 23rd meeting of the fifth session of the Board was held by on site and video conference on 20 March 2015, whereby the proposals in relation to the following matters were approved: (i) the Work Report of the Fifth Session of the Board, (ii) the Work Report of the Fifth Session of the Senior Management, (iii) financial results and business performance of Sinopec Corp. for the year 2014, (iv) the Financial Statements of Sinopec Corp. for the year 2014, (v) the Annual Report and 20F form of Sinopec Corp. for the year 2014, (vi) the internal control assessment report of Sinopec Corp. for the year 2014, (vii) the 2014 Communication on Progress for Sustainable Development Report of Sinopec Corp., (viii) the re-appointment of external auditors of Sinopec Corp. for the year of 2015 and to authorise the Board to determine their remunerations, (ix) the amendments to the articles of association of Sinopec Corp. and the rules and procedures for the supervisors’ meetings, (x) the re-election of the Board of Directors, (xi) the service contracts between Sinopec Corp. and the Directors of the sixth session of the Board (including emolument provisions), and service contracts between Sinopec Corp. and the Supervisors of the sixth session of the Supervisory Committee (including emolument provisions), (xii) to authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2015, (xiii) to authorise the Board to determine the proposed plan for issuance of debt financing instrument(s), (xiv) to grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp., and (xv) to convene the annual general meeting of Sinopec Corp. for the year 2014 and to despatch the notice of the annual general meeting.

(3)
The 24th meeting of the fifth session of the Board was held by written resolution on 27 April 2015, whereby the proposals in relation to the withdrawal of the Resolution on Re-election of the Board of Directors of Sinopec Corp. and Modifying the Notice of the Annual General Meeting for the year 2014 were approved in the meeting.

(4)
The 25th meeting of the fifth session of the Board was held by written resolution on 29 April 2015, whereby the proposal in relation to the first quarterly results of Sinopec Corp. for the three months ended 31 March 2015 was approved in the meeting.

(5)
The 26th meeting of the fifth session of the Board was held by written resolution on 6 May 2015, whereby the proposals in relation to the withdrawal of the Resolution on Annual General Meeting for the year 2014 and postponement of annual general meeting for the year 2014 were approved in the meeting.

(6)
The 1st meeting of the sixth session of the Board was held by on site meeting on 27 May 2015, whereby the proposals in relation to the following matters were approved: (i) the election of the Chairman of the six session of the Board, (ii) the adjustment of members of the Board committees including Strategy Committee, Audit Committee, Remuneration Committee and Social Responsibility Management Committee, (iii) the appointment of the President of Sinopec Corp., (iv) the appointment of Senior Vice Presidents, Chief Financial Officer and Vice Presidents of Sinopec Corp., (v) the appointment of the Secretary to the Board, the appointment of the Company authorised representative to Hong Kong Stock Exchange and the representative on securities matters to Shanghai Stock Exchange.

(7)
The 2nd meeting of the sixth session of the Board was held by on site meeting on 25-26 August 2015, whereby the proposals in relation to the following matters were approved: (i) the report on the fulfillment of the key targets for the first half of the year 2015 and the work arrangements for the second half of the year 2015, (ii) the 2015 interim dividend distribution plan, (iii) the report on auditing expenditure for the first half of the year 2015, (iv) the financial statements for the first half the year 2015, (v) the report of Risk Assessment for Capital Deposits at Finance Company and Century Bright Company, (vi) the interim report for the 6 months ended 30 June 2015, (vii) the continuing connected transactions for three years from 2016 to 2018, (viii) the equity transfer of Jingtian Co., and (ix) to convene the 1st extraordinary general meeting of Sinopec Corp. for the year 2015 and to dispatch the notice of the meeting.

(8)
The 3rd meeting of the sixth session of the Board was held by written resolution on 29 October 2015, whereby the proposals in relation to (i) the third quarterly report of the year 2015, (ii) the issuance of corporate bonds, and (iii) entering into joint venture agreement with SAMC in relation to the formation of Gaoqiao Petrochemical Co. were approved in the meeting.

(9)
The 4th meeting of the sixth session of the Board was held by written resolution on 28 December 2015, whereby the proposals in relation to (i) to appoint Mr. Ma Yongsheng as Senior Vice President of Sinopec Corp. and Ms. Wen Dongfen as Chief Financial Officer of Sinopec Corp., (ii) to naminate Mr. Ma Yongsheng as candidate of the Executive Director of the sixth session of the Board and to submit the nomination to the general meeting of Sinopec Corp., for approval, (iii) the provision of completion guarantees for Zhongtian Synergetic’s project finance, and (iv) to convene the 1st extraordinary general meeting for the year 2016 and to dispatch the notice of the extraordinary general meeting, were approved in the meeting.

For details of each meeting, please refer to the announcements published in China Securities Journal, Shanghai Securities News and Securities Times on the next working day after each meeting and on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

2	IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS OF SHAREHOLDERS BY THE BOARD
During this reporting period, in accordance with relevant laws and regulations as well as the articles of association, all members of the Board diligently implemented the resolutions approved at the general meetings of Sinopec Corp., and have completed various tasks delegated to them at the general meetings.

3	ATTENDANCE TO THE BOARD MEETINGS

(1)	The sixth session of the Board Directors’ attendance to the Board Meeting and the General Meetings.

Director Titles	Names	Board Meetings*1			General Meetings of the shareholders
		No. of meeting held	Attended	Attended by proxy	No. of meeting held attended	Attended	Absence
Chairman	Wang Yupu	4	4	0	1	0	1
Executive Director	Li Chunguang	4	4	0	1	1	0
Executive Director	Zhang Jianhua	4	4	0	1	1	0
Executive Director	Wang Zhigang	4	4	0	1	1	0
Executive Director	Dai Houliang	4	4	0	1	1	0
Executive Director	Zhang Haichao	4	3	1	1	1	0
Executive Director	Jiao Fangzheng	4	4	0	1	1	0
Independent Non-executive Director	Jiang Xiaoming	4	4	0	1	0	1
Independent Non-executive Director	Andrew Y. Yan	4	4	0	1	0	1
Independent Non-executive Director	Tang Min	4	4	0	1	0	1
Independent Non-executive Director	Fan Gang	4	4	0	1	0	1

(2)	The fifth session of the Board Directors’ attendance to the Board Meeting and the General Meetings.

Director Titles	Name	Board Meetings*1			General meetings of the shareholders
		No. of meeting held	Attended	Attended by proxy	No. of meeting held	Attended	Absence
Chairman	Fu Chengyu	5	5	0	1	0	1
Deputy Chairman Non-executive Director	Wang Tianpu*2	2	2	0	1	0	1
Deputy Chairman Non-executive Director	Zhang Yaocang	5	5	0	1	0	1
Executive Director	Li Chunguang	5	5	0	1	1	0
Executive Director	Zhang Jianhua	5	5	0	1	1	0
Executive Director	Wang Zhigang	5	4	1	1	1	0
Non-executive Director	Cao Yaofeng	5	5	0	1	1	0
Executive Director	Dai Houliang	5	5	0	1	1	0
Non-executive Director	Liu Yun	5	5	0	1	1	0
Independent and Non-executive Director	Chen Xiaojin	5	5	0	1	0	1
Independent and Non-executive Director	Ma Weihua	5	5	0	1	0	1
Independent and Non-executive Director	Jiang Xiaoming	5	5	0	1	0	1
Independent and Non-executive Director	Andrew Y. Yan	5	5	0	1	0	1
Independent and Non-executive Director	Bao Guoming	5	5	0	1	0	1

*1:	No directors were absent from two consecutive meetings of the Board.
*2:
Mr. Wang Tianpu has tendered his resignation to the Board on 27 April 2015 and resigned from all his positions in Sinopec Corp., including non-executive Director and Vice Chairman, effective from 27 April 2015.

4	MEETINGS HELD BY THE BOARD COMMITTEES
During the reporting period, the Audit Committee held five (5) meetings. Each of the Strategy Committee, the Remuneration Committee and the Social Responsibility Management Committee held one (1) meeting. All members of each committee had attended the meetings. Details of those meetings are as follows:

(1)
The 14th Audit Committee meeting of the fifth session of the Board was held by written resolution on 26 January 2015, whereby the proposal in relation to the internal control manual of Sinopec Corp. (2015) was approved in this meeting.

(2)
The 15th Audit Committee meeting of the fifth session of the Board was held by on site meeting on 18 March 2015, whereby the proposals in relation to the following matters were approved in the meeting: (i) the annual report of Sinopec Corp. for the year 2014, (ii) 20F of Sinopec Corp. for the year 2014, (iii) the financial statements of Sinopec Corp. for the year 2014, (iv) the internal control assessment report for the year 2014, (v) the work report on the internal auditing work for the year 2014, (vi) the performance report of Audit Committee for the year 2014, (vii) the reports on the auditing of the financial statements for the year 2014 delivered by the domestic and overseas auditors.

(3)
The 16th meeting of the fifth session of the Board was held by written resolution on 28 April 2015, whereby the proposal in relation to the first quarterly report for three months ended 31 March 2015 was approved in the meeting.

(4)
The 1st meeting of the sixth session of the Audit Committee was held by on site meeting on 21 August 2015, whereby (i) the interim report for the first half of 2015, (ii) the financial statements for the first half year of 2015, (iii) the reports on internal auditing work for the first half of 2015, (iv) the continuing connected transactions for three years from 2016 to 2018, and (v) the Equity Transfer of Jingtian Co. were approved in the meeting.

(5)
The 2nd meeting of the sixth session of the Audit Committee was held by written resolution on 29 October 2015, whereby the third quarterly report for the year 2015 and entering into the Joint Venture Agreement with SAMC in regard to the formation of Gaoqiao Petrochemical Co. were approved in the meeting.

(6)	The 3rd meeting of the fifth session of the Strategy Committee was held by on site meeting on 18 March 2015, whereby the plan of investments for the year 2015 was approved in the meeting.

(7)
The 3rd meeting of the fifth session of the Remuneration Committee was held by on site meeting on 18 March 2015, whereby the proposals on implementation of the rules of the remuneration of directors, supervisors and other senior management for 2014 and the remuneration of Directors of the Sixth Session of the Board, and remuneration of Supervisors of the Sixth Session of the Supervisory Committee were approved in the meeting.

(8)
The 3rd meeting of the fifth session of the Social Responsibility Management Committee was held by on site meeting on 18 March 2015, whereby the 2014 Communication on Progress for the Sustainable Development Report of Sinopec Corp. was approved in the meeting.

5	BUSINESS PERFORMANCE
The financial results of the Company for the year ended 31 December 2015, which is prepared in accordance with IFRS and the financial position as at that date and the accompanying analysis are set out from page 136 to page 192 in this annual report. A fair review of the Company’s business, a discussions and analysis on business performance using financial key performance indicators and the material factors underlying our results and financial position during the reporting period, particulars of significant events affecting the Company and the outlook of the Company’s business are discussed throughout this annual report included in the chapters of Chairman’s Statement, Business Review and Prospects, Management’s Discussion and Analysis and Significant Events. All above discussions constitute parts of the report of the Board of Directors.

6	DIVIDEND
The profit distribution policy of Sinopec Corp. maintains consistency and steadiness, and moreover gives further consideration to the long-term interests of the Company, overall interests of all the shareholders and the sustainable development of the Company. Sinopec Corp. gives priority to adopting cash dividends for profit distribution, and is able to deliver an interim profit distribution. When the net profits and retained earnings of the Company. are positive in current year, and in the event that the cash flow of Sinopec Corp. can satisfy the normal operation and sustainable development, Sinopec Corp. should adopt cash dividends, and the distribution profits in cash every year are no less than 30% of the net profits of the Company in current year.

The profit distribution plan of Sinopec Corp. for the current year will be carried out in accordance with the policy and procedures stipulated as per the articles of association, with the advice of minority shareholders being heard and considered, meanwhile, the independent directors will issue independent opinions.

Proposals for dividend distribution
At the 5th meeting of the sixth session of the Board, the Board approved the proposal to distribute a final cash dividend of RMB 0.06 (tax inclusive) per share, combining with an interim distributed dividend of RMB 0.09 (tax inclusive) per share, the total dividend for the whole year is RMB 0.15 (tax included) per share.

The final cash dividend will be distributed on or before 30 June 2016 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record date of 23 June 2016 (Thursday). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited located at 1712-1716 17th Floor Hopewell Centre, 183 Queen’s Road East, Wan Chai Hong Kong before 4:30 p.m. on 16 June 2016 (Thursday) for registration. The H shares register of members of Sinopec Corp. will be closed from 17 June 2016 (Friday) to 23 June 2015 (Thursday) (both dates are inclusive).

The dividend will be denominated and declared in RMB, and distributed to the domestic shareholders and investors participating in the Shanghai-Hong Kong Stock Connect Program in RMB and to the overseas shareholders in Hong Kong Dollar. The exchange rate for the dividend calculation in Hong Kong Dollar is based on the average benchmark exchange rate of RMB against Hong Kong Dollar as published by the People’s Bank of China one week preceding the date of the declaration of such dividend.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China which came into effect on 1 January 2008 and its implementation regulations, Sinopec Corp. is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H Shares of Sinopec Corp. when distributing cash dividends or issuing bonus shares by way of capitalisation from retained earnings. Any H Shares of the Sinopec Corp. which is not registered under the name of an individual shareholder, including those registered under HKSCC Nominees Limited, other nominees, agents or trustees, or other organisations or groups, shall be deemed as shares held by non-resident enterprise shareholders. Therefore, on this basis, enterprise income tax shall be withheld from dividends payable to such shareholders. If holders of H Shares intend to change its shareholder status, please enquire about the relevant procedures with your agents or trustees. Sinopec Corp. will strictly comply with the law or the requirements of the relevant government authority to withhold and pay enterprise income tax on behalf of the relevant shareholders based on the registration of members for H shares of Sinopec Corp. as at the record date.

If the individual holders of the H shares who are Hong Kong or Macau residents or residents of the countries which had an agreed tax rate of 10% for the cash dividends or bonus shares by way of capitalisation from retained earnings with China under the relevant tax agreement, Sinopec Corp. should withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of less than 10% with China under the relevant tax agreement, Sinopec Corp. shall withhold and pay individual income tax on behalf of the relevant shareholders at a rate of 10%. In that case, if the relevant individual holders of the H Shares wish to reclaim the extra amount withheld (Extra Amount) due to the application of 10% tax rate, Sinopec Corp. would apply for the relevant agreed preferential tax treatment provided that the relevant shareholders submit the evidence required by the notice of the tax agreement to the share register of Sinopec Corp. in a timely manner. Sinopec Corp. will assist with the tax refund after the approval of the competent tax authority. Should the individual holders of the H Shares are residents of the countries which had an agreed tax rate of over 10% but less than 20% with China under the tax agreement, Sinopec Corp. shall withhold and pay the individual income tax at the agreed actual rate in accordance with the relevant tax agreement. In the case that the individual holders of the H Shares are residents of the countries which had an agreed tax rate of 20% with China, or which has not entered into any tax agreement with China, or otherwise, Sinopec Corp. shall withhold and pay the individual income tax at a rate of 20%.

Pursuant to the Notice on the Tax Policies Related to the Pilot Program of the Shanghai-Hong Kong Stock Connect (關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知) (Caishui [2014] No. 81):

For domestic investors investing in the H Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the company shall withhold and pay income tax at the rate of 20% on behalf of individual investors and securities investment funds. The company will not withhold or pay the income tax of dividends for domestic enterprise investors and those domestic enterprise investors shall report and pay the relevant tax by themselves.

For investors of the Hong Kong Stock Exchange (including enterprises and individuals) investing in the A Shares of Sinopec Corp. through Shanghai-Hong Kong Stock Connect Program, the Company will withhold and pay income taxes at the rate of 10% on behalf of those investors and will report to the tax authorities for the withholding. For investors who are tax residents of other countries, whose country of domicile is a country having entered into a tax treaty with the PRC stipulating a dividend tax rate of lower than 10%, the enterprises and individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the amount paid in excess of the tax payable based on the tax rate according to such tax treaty will be refunded.

The dividend distribution and bonus shares declared by Sinopec Corp. in the past three years are as follows:

	2015*	2014	2013
Cash dividends (RMB/Share, tax inclusive)	0.15	0.20	0.24
Total amount of cash dividends (RMB million, tax inclusive)	18,160	23,830	28,010
Net profits attributed to the shareholders of the listed company shown in the consolidated statement for the dividend year (RMB million).	32,207	47,430	67,179
Ratio between the dividends and the net profit attributed to the shareholders of the listed company in the consolidated statement (%)	56.39	50.24	41.69

*:	The final cash dividend for 2015 is to be approved by 2015 annual general meeting.

The aggregate cash dividend declared by Sinopec Corp. during three years from 2013 to 2015 is RMB 0.59 per share, and the total dividend payment from 2013 to 2015 as a percentage of average net profits in the three years is 143.0%.

7	RESPONSIBILITIES FOR THE COMPANY’S INTERNAL CONTROL
The Board is fully responsible for establishing and maintaining the internal control system related to the financial statements as well as ensuring its effective implementation. In 2015, the Board assessed and evaluated the internal control of Sinopec Corp. according to the Basic Standard for Enterprise Internal Control, Application Guidelines for Enterprise Internal Control and Estimation Guidelines for Enterprise Internal Control. There were no significant defects in relation to the internal control system related to the financial statements as of 31 December 2015. Therefore the internal control system of Sinopec Corp. related to the financial statements is sound and effective.

The 2015 Annual Internal Control Assessment Report of Sinopec Corp. was reviewed and approved on the 5th meeting of the sixth Session of the Board on 29 March 2016, and all members of the Board undertook that the contents of the report are true, accurate and complete, and without any false representation, misleading statements or material omissions.

8	DURING THIS REPORTING PERIOD, THE COMPANY DID NOT VIOLATE ENVIRONMENTAL POLICIES
Details with regard to the Company’s performance in relation to environmental and social-related key performance indicators and policies, are provided in this annual report in the Chapters of Chairman’s Statement and Business Review and Prospects as well as the 2015 Communication on Progress for the Sustainable Development Report of Sinopec Corp. All these discussions in regard to environmental policies constitute part of the Report of the Board of Directors.

9	DURING THIS REPORTING PERIOD, DID THE COMPANY VIOLATE LAWS AND REGULATIONS WHICH HAVE A SIGNIFICANT IMPACT ON THE COMPANY
No

10	MAJOR SUPPLIERS AND CUSTOMERS
During this reporting period, the total purchases from the top five crude oil suppliers of the Company accounted for 47.2% of the total purchases of crude oil by the Company, of which the purchases from the largest supplier accounted for 19.0% of the total purchases of crude oil by the Company.

The total sales to the five largest customers of the Company accounted for 5.0% of the total sales of the Company, of which sales to the largest customer accounted for 3.0% of the total sales. Sinopec Group, the controlling shareholder of Sinopec Crop., is one of the five largest customers.

During the reporting period, other than disclosed above, all the top five crude oil suppliers and the other largest customers of the Company were independent third parties. There were no supplier, customer, employee and others that have a significant impact on the Company and on which the Company’s success depends.

During this reporting period, other than the connected transactions with Sinopec Group, as disclosed in Connected Transactions of this annual report, none of the directors, supervisors of Sinopec Corp. and their associates or any shareholders holding 5% or more of the share capital of Sinopec Corp. had any interest in any of the above-mentioned major suppliers and customers.

11	BANK LOANS AND OTHER BORROWINGS
Details of bank loans and other borrowings of Sinopec Corp. as of 31 December 2015 are set out in Note 28 to the financial statements prepared in accordance with IFRS in this annual report.

12	FIXED ASSETS
During this reporting period, changes to the fixed assets of Sinopec Corp. are set out in Note 16 to the financial statements prepared in accordance with IFRS in this annual report.

13	RESERVES
During this reporting period, the changes to the reserves of Sinopec Corp. are set out in the consolidated statement of changes in shareholders’ equity in the financial statements prepared in accordance with IFRS in this annual report.

14	DONATIONS
During this reporting period, the amount of charity donations made by Sinopec Corp. amounted to RMB 92 million.

15	PRE-EMPTIVE RIGHTS
Pursuant to the Articles of Association and the laws of the PRC, the shareholders of Sinopec Corp. are not entitled to any pre-emptive rights, therefore the existing shareholders cannot request Sinopec Corp. for the right of first refusal in proportion to their shareholdings.

16	REPURCHASE, SALES AND REDEMPTION OF SHARES
During this reporting period, neither Sinopec Corp. nor any of its subsidiaries repurchased, sold or redeemed any listed shares of Sinopec Corp. or its subsidiaries.

17	DIRECTORS’ INTERESTS IN COMPETING BUSINESS
During the reporting period, there remains a few competing business in chemicals segment between Sinopec Group and the Company. All of the directors of Sinopec Corp. (excluding Independent Non-executive Directors) hold positions in Sinopec Group. For details, please refer to the chapter Directors, Supervisors, Senior Management and Employees of this annual report.

18	DIRECTORS’ INTERESTS IN CONTRACTS
No Director had a material interest, either directly or indirectly, in any contract of significance to the business of the Company to which Sinopec Corp., or any of its holding companies, subsidiaries or fellow subsidiaries was a party during the reporting period.

19	MANAGEMENT CONTRACTS
No contracts concerning management or administration of the whole or any substantial part of the business of the Company were entered into or existed during the reporting period.

20	PERMITTED INDEMNITY PROVISIONS
During the reporting period, Sinopec Corp. has purchased liability insurance for all directors to minimise their risks arising from the performance of their duties. The permitted indemnity provisions are provided in such directors liability insurance in respect of potential liability and costs associated with legal proceedings that may be brought against such directors.

21	EQUITY-LINKED AGREEMENTS
For the reporting period, the Company has not entered into any equity-linked agreement.

22	CORE COMPETITIVENESS ANALYSIS
The Company is a large scale integrated energy and petrochemical company with upstream, mid-stream and downstream operations. The Company is a large scaled oil and gas producer in China; in respect of refining capacity, it ranks first in China; equipped with a well-developed refined oil products sales network, the Company is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company takes the first position in China, and has a well-established marketing network for chemical products.

The integrated business structure of the Company carries strong advantages in synergy among its various business segments, enabling the Company to continuously tap onto potentials in attaining an efficient and comprehensive utilisation of its resources, and endowed the Company with strong resistance against risks, as well as remarkable capabilities in sustaining profitability.

The Company enjoys a favorable positioning with its operations located close to the consumer markets. Along with the steady growth in the Chinese economy, sales volume of both oil products and chemical products of the Company has been increasing steadily over the years; through continuous and specialised marketing efforts, the Company’s capability in international operations and market expansion has been further enhanced.

The Company owns a team of professionals and expertise engaged in the production of oil and gas, operation of refineries and chemical plants, as well as marketing activities. The Company applies outstanding fine management measures with its remarkable capabilities in management of operations, and enjoys a favorable operational cost advantage in its downstream businesses.

The Company has formulated a well-established technology system and mechanism, and owns competent teams specialised in scientific research covering a wide range of subjects; the four platforms for technology advancement is taking shape, which includes exploration and development of oil and gas, refining, chemicals and strategic emerging technology. With its overall technologies reaching state of the art level in the global arena, and some of them taking the lead globally, the Company enjoys strong capability for technical innovations.

The Company always attaches great importance to fulfilling social responsibilities, and carries out the green and low carbon development strategy to pursue a sustainable development. Moreover, the Company enjoys an outstanding brand name, plays an important role in the economy and is a renowned and reputable company in China.

23	RISK FACTORS
In the course of its production and operations, the Company will actively take various measures to circumvent operational risks. However, in practice, it may not be possible to prevent the occurrence of all risks and uncertainties described below.

Risks with regard to the variations from macroeconomic situation: The business results of the Company are closely related to China’s and global economic situation. The development of Chinese economy has entered New Normal. Although various countries have adopted different kinds of macroeconomic policies to eliminate negative effects caused by lower growth of global economy, the turnaround of economic recovery still remains uncertain. The Company’s business could also be adversely affected by such factors as the impact on export due to trade protectionism from some countries, and impact on import which is likely caused by regional trade agreements and etc.

Risks with regard to the cyclical effects from the industry: The majority of the Company’s operating income comes from the sales of refined oil products and petrochemical products, and part of the those businesses and their related products are cyclic and are sensitive to macro-economy, cyclic changes of regional and global economy, the changes of the production capacity and output, demand of consumers, prices and supply of the raw materials, as well as prices and supply of the alternative products etc. Although the Company is an integrated company with upstream, midstream and downstream operations, it can only counteract the adverse influences of industry cycle to some extent.

Risks from the macroeconomic policies and government regulation: Although the Chinese government is gradually liberalising the market entry regulations on petroleum and petrochemicals sector, the petroleum and petrochemical industries in China are still subject to entry regulations to a certain degree, which include: issuing licenses in relation to exploration and development of crude oil and natural gas, issuing business licenses for trading crude oil and refined oil, setting caps for retail prices of gasoline, diesel and other oil products, the imposing of the special oil income levy, formulation of import and export quotas and procedures, formulation of safety, quality and environmental protection standards and formulation of energy conservation policies. In addition, the changes which have occurred or might occur in macroeconomic and industry policies such as the opening up of crude oil import licenses, and further improvement in pricing mechanism of refined oil products, reforming and improvement in pricing mechanism of natural gas, and reforming in resource tax and environmental tax, will cause effects on our business operations. Such changes might further intensify market competition and have certain effect on the operations and profitability of the Company.

Risks with regard to the changes from environmental legislation requirements: Our production activities generate waste liquids, gases and solids. The Company has built up the supporting effluent treatment systems to prevent and reduce the pollution to the environment. However, the relevant government authorities may issue and implement much stricter environmental protection laws and regulations, adopt much stricter environment protection standards. Under such situations, the Company may increase expenses in relation to the environment protection accordingly.

Risks from the uncertainties of obtaining additional oil and gas resources: The future sustainable development of the Company is partly dependent to a certain extent on our abilities in continuously discovering or acquiring additional oil and natural gas resources. To obtain additional oil and natural gas resources, the Company faces some inherent risks associated with exploration and development and/or with acquisition activities, and the Company has to invest a large amount of money with no guarantee of certainty. If the Company fails to acquire additional resources through further exploration, development and acquisition to increase the reserves of crude oil and natural gas, the oil and natural gas reserves and production of the Company may decline over time which may adversely affect the Company’s financial situation and operation performance.

Risks with regard to the external purchase of crude oil: A significant amount of crude oil as needed by the Company is satisfied through external purchases. In recent years, especially influenced by the mismatch between supply and demand of crude oil, geopolitics, global economic growth and other factors, the prices of crude oil fell sharply. Additionally, the supply of crude oil may even be interrupted due to some extreme major incidents in certain regions. Although the Company has taken flexible counter measures, it may not fully avoid risks associated with any significant fluctuation of international crude oil prices and sudden disruption of supply of crude oil from certain regions.

Risks with regard to the operation and natural disasters: The process of petroleum chemical production is exposed to the risks of inflammation, explosion and environmental pollution and is vulnerable to natural disasters. Such contingencies may cause serious impacts to the community, major financial losses to the Company and grievous injuries to people. The Company has always been paying great emphasis on the safety of production, and has implemented a strict HSE management system as an effort to avoid such risks as far as possible. Meanwhile, the main assets and inventories of the Company as well as the possibility of damage to a third party have been insured. However, such measures may not shield the Company from financial losses or adverse impact resulting from such contingencies.

Investment risks: Petroleum and chemical sector is a capital intensive industry. Although the Company adopted a prudent investment strategy and conducted rigorous feasibility study on each investment project, some certain investment risks may exist in the sense that expected returns may not be achieved due to major changes in factors such as market environment, prices of equipment and raw materials, and construction period during the implementation of the projects.

Risks with regard to overseas business development and management: The Company engages in oil and gas exploration, refining and chemical, warehouse logistics and international trading businesses in some regions outside China. The Company’s overseas businesses and assets are subject to the jurisdiction of the host country’s laws and regulations. In light of the complicacy of geopolitics, economic and other conditions, including sanctions, barriers to entry, instability in the financial and taxation policies, contract defaults, the Company’s risks with regard to overseas business development and management could be increased.

Currency risks: At present, China implements an administered floating exchange rate regime based on market supply and demand which is regulated with reference to a basket of currencies in terms of the exchange rate of Renminbi. As the Company purchases a significant portion of crude oil in foreign currency which is based on US dollar-denominated prices, fluctuations in the exchange rate of Renminbi against US dollars and certain other foreign currencies may affect the Company’s purchasing costs of crude oil. Meanwhile, according to domestic pricing mechanism of refined oil products, the prices of domestic refined oil products fluctuate with Renminbi exchange rate, and the prices of other domestic refined and chemical products would also be influenced by import price.

By order of the Board
Wang Yupu
Chairman

Beijing, China, 29 March 2016

REPORT OF THE BOARD OF SUPERVISORS

Mr. Liu Yun  Chairman of the Board of Supervisors

Dear Shareholders:

The Board of Supervisors and each supervisor of Sinopec Corp. diligently performed their supervision responsibilities, actively participated in the process supervision, carefully reviewed decisions made such as major assets restructuring, equity transfer and bond financing, and endeavored to safeguard the interests of shareholders and the Company in accordance with the PRC Company Law and the Articles of Association of Sinopec Corp.

During this reporting period, the Board of Supervisors held five(5) meetings in total, and mainly reviewed and approved Sinopec Corp.’s annual report, financial statement, communication on progress report for sustainable development, internal control assessment report and proposals of asset restructuring, equity transfer, bond issuance and amendments to articles of association and relevant rules and procedures etc.

On 20 March 2015, the 13th meeting of the fifth session of the Board of Supervisors was held, and the Financial Statements of Sinopec Corp. for 2014, Annual Report of Sinopec Corp. for 2014, 2014 Communication on Progress for Sustainable Development Report of Sinopec Corp., Internal Control Assessment Report of Sinopec Corp. for 2014, Report on the Work of Board of Supervisors of Sinopec Corp. for 2014 and the amendments to the Articles of Association of Sinopec Corp. and the Rules and Procedures for the Supervisors’ Meeting were approved at the meeting.

On 29 April 2015, the 14th meeting of the fifth session of the Board of Supervisors was held, and the First Quarterly Report of Sinopec Corp. for 2015 was approved at the meeting.

On 27 May 2015, the first meeting of the sixth session of the Board of Supervisors was held, and Mr. Liu Yun was elected as the Chairman of the Board of Supervisors.

On 25 August 2015, the second meeting of the sixth session of the Board of Supervisors was held, and Interim Financial Statement of 2015 for Sinopec Corp., Interim Report of Sinopec Corp., Proposal of Continuing Connected Transactions for the year from 2016 to 2018, and Proposal of Equity Transfer in relation to Jingtian Co. were considered and passed. In the meantime, the Board of Supervisors submitted a written proposal on risk prevention of production management for the second half of the year to the management of the Company.

On 30 October 2015, the third meeting of sixth session of the Board of Supervisors was held, and the Third Quarterly Report of Sinopec Corp. for 2015, Proposal of Corporate Bond Issuance by Sinopec Corp. and Proposal of establishment of Joint Venture in relation to the Formation of Gaoqiao Petrochemical Co. were approved.

During this reporting period, the Board of Supervisors organised newly-appointed supervisors to attend the trainings for directors and supervisors of listed companies organised by Beijing Securities Supervisory Bureau under CSRC and the supervisors also attended the general meetings of shareholders and presented at meetings of the Board. These activities have further improved their capabilities in performing supervisory duties. Through supervision and inspection on the production and operation management as well as financial management conditions, especially process supervision on significant decision-makings. The Board of Supervisors is of the view that: facing the severe operating situations such as sharp fluctuations of international crude oil price at a low level in 2015, the fierce competition in refined oil and chemical products markets, and the digestion of high cost inventory caused by the precipitous drop of oil price in the second half of 2014, Sinopec Corp., centering on the task of sustaining profit and growth, actively implemented resource optimisations and structural adjustment, carefully arranged production and operations, strictly controlled costs, expenses, accounts receivable and inventory occupation, carried out connected transactions and capital operations under strict guidelines, and endeavored to avoid and control the risk of production management, all contributing to a hard-won business result. The Board of Supervisors had no objection to the supervised issues during this reporting period.

Firstly, the Board diligently fulfilled its obligations and exercised its rights under the PRC Company Law and the Articles of Association, and made informed decisions on major issues concerning change in growth mode, structure adjustment, as well as development and profitability. The senior management diligently implemented the resolutions approved by the Board, continued to deepen the reform, focus on innovations, regulate operations, intensified strict management and strived to lower the costs and enhance efficiency, committed to achieving the aim of sustaining profit and growth set by the Board. During the reporting period, except for former Vice Chairman Mr. Wang Tianpu was involved in alleged violation of laws the Board of Supervisors did not discover any behaviors of any other director or senior management which violated laws, regulations, and the Articles of Association, or were detrimental to the interests of Sinopec Corp. or its shareholders.

Secondly, the reports and financial statements prepared by Sinopec Corp. in 2015 complied with the relevant regulation of domestic and overseas securities regulators, the disclosed information truly, accurately, completely and fairly reflected Sinopec Corp.’s financial status and operation performance. The dividend distribution plan was made after comprehensively consideration of the long-term interests of shareholders and Sinopec Corp. No violation of confidential provisions of persons who prepared and reviewed the report was found.

Thirdly, Sinopec Corp.’s internal control system is robust and effective, no material defects of internal control was found. In the meantime, Sinopec Corp. actively fulfilled its social responsibilities and promoted the sustainable development of social economy. Information disclosed in the sustainable development report was in compliance with requirements made by Shanghai Stock Exchange for listed companies with regard to the publication of social responsibility report.

Fourthly, all connected transactions between the Company and Sinopec Group were in compliance with the relevant rules and regulations of listing venues. All the connected transaction prices were fair and reasonable. The prices of Sinopec Corp.’s transactions concerning asset restructuring and equity transfer in 2015 were fair, equitable and reasonable. No insider trading or asset loss which is detrimental to the interests of Sinopec Corp. or its shareholders was found in these transactions.

In 2016, the Board of Supervisors and each supervisor will continue to follow the principle of diligence and integrity, earnestly perform the duties of supervision as delegated by the shareholders, actively participate in the process supervision of significant decision makings, increase the strength of inspection and supervision on subsidiaries and protect Sinopec Corp.’s benefit and its shareholders’ interests.

Liu Yun
Chairman of the Board of Supervisors

Beijing, China, 29 March 2016

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND EMPLOYEES

1	INTRODUCTION OF DIRECTORS, SUPERVISORS AND OTHER SENIOR MANAGEMENT

(1)	Directors
Wang Yupu, aged 59, Chairman of Board of Directors of Sinopec Corp. Mr. Wang is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In October 2000, he was appointed as Director, Deputy General Manager of Daqing Oilfield Company Limited; in December 2003, he was appointed as Chairman and General Manager of Daqing Oilfield Company Limited; in March 2008, he was appointed as Chairman and General Manager (Director-General) of Daqing Oilfield Company Limited (Daqing Petroleum Administration Bureau); in August 2009, he was appointed as Vice Governor of the People’s Government of Heilongjiang Province. In July 2010, he was elected as Secretary of the Party Leadership Group, Vice Chairman, and First Secretary of the Secretariat of All China Federation of Trade Unions; in March 2013, he was appointed as Deputy Secretary of the Party Leadership Group (Minister Level) of the Chinese Academy of Engineering; in June 2014, he was appointed as Deputy Secretary of the Party Leadership Group and Vice President (Minister Level) of the Chinese Academy of Engineering. In April 2015, Mr. Wang acts as Chairman and Secretary of the Party Leadership Group of China Petrochemical Corporation. Mr. Wang is an Alternate Member of the 17th CPC Central Committee and a Member of the 18th CPC Central Committee. In May 2015, Mr. Wang was appointed as Chairman of Board of Directors of Sinopec Corp.

Li Chunguang, aged 60, Board Director and President of Sinopec Corp. and Vice President of China Petrochemical Corporation. Mr. Li is a professor level senior engineer with a university diploma. In August 1991, he was appointed as Vice President of Sinopec Sales Company North China Branch; in October 1995, he was appointed as Vice President of Sinopec Sales Company; in June 2001, he was appointed as President of Sinopec Sales Co., Ltd.; in December 2001, he was appointed as Director General of Oil Product Sales Department of Sinopec Corp.; in April 2002 he was elected as Chairman of Board of Directors and President of Sinopec Sales Co., Ltd.; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2005, he was appointed as Vice President of China Petrochemical Corporation; in May 2009, he was elected as Board Director of Sinopec Corp.; in May 2013, he was elected as Board Director and President of Sinopec Corp.

Zhang Jianhua, aged 51, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior engineer with a Ph.D. degree. In April 1999, he was appointed as Vice President of Shanghai Gaoqiao Petrochemical Company of China Petrochemical Corporation; in February 2000, he was appointed as Vice President of Sinopec Shanghai Gaoqiao Company; in September 2000, he was appointed as President of Sinopec Shanghai Gaoqiao Company; in April 2003, he was appointed as Vice President of Sinopec Corp.; in November 2003, he was appointed concurrently as Director General of Production and Operation Management Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in June 2007, he was appointed concurrently as Chairman of Sinopec (Hong Kong) Co., Ltd; in October 2014, he was appointed concurrently as Chairman of Sinopec Engineering (Group) Co.,Ltd; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Wang Zhigang, aged 58, Board Director and Senior Vice President of Sinopec Corp. Mr. Wang is a professor level senior engineer with a Ph.D. Degree. In February 2000, he was appointed as Vice President of Sinopec Shengli Oilfield Co., Ltd.; in June 2000, he served as Board Director and President of Shengli Oilfield Co., Ltd.; in November 2001, he was appointed temporarily as Deputy Director General and Deputy Secretary of CPC Leading Group of Economic and Trade Commission, Ningxia Hui Autonomous Region; in April 2003, he was appointed as Vice President of Sinopec Corp.; in June 2003, he was appointed concurrently as Director General of Exploration and Production Department of Sinopec Corp.; in March 2005, he was appointed as Senior Vice President of Sinopec Corp.; in January 2007, he was appointed concurrently as Vice Chairman of Sinopec International Petroleum Exploration and Production Corporation; in September 2014, he was appointed concurrently as Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2006, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Dai Houliang, aged 52, Board Director and Senior Vice President of Sinopec Corp. Mr. Dai is a professor level senior engineer with a Ph.D. degree. In December 1997, he was appointed as Vice President of Yangzi Petrochemical Corporation; in April 1998, he served as Board Director and Vice President of Yangzi Petrochemical Co., Ltd.; in July 2002, he served as Vice Chairman of Board of Directors, President of Yangzi Petrochemical Co., Ltd. and Board Director of Yangzi Petrochemical Corporation; in December 2003, he served as Chairman of Board of Directors and President of Yangzi Petrochemical Co., Ltd. and concurrently as Chairman of Board of Directors of Yangzi Petrochemical Corporation; in December 2004, he served concurrently as Chairman of Board of Directors of BASF-YPC Company Limited; in September 2005, he was appointed as Deputy CFO of Sinopec Corp.; in November 2005, he was appointed as Vice President of Sinopec Corp.; in May 2006, he served as Board Director, Senior Vice President and CFO of Sinopec Corp.; in August 2008, he was concurrently appointed as the Chairman of Petro-Cyberworks Information Technology Co., Ltd. (PCITC) and Sinopec Technology Development Company; in August 2012, he was appointed concurrently as Chairman of Sinopec Great Wall Energy & Chemical Co., Ltd.; in March 2013, he was appointed concurrently as Chairman of Sinopec Catalyst Co., Ltd.; and in May 2009, he was elected as Board Director and appointed as Senior Vice President of Sinopec Corp.

Zhang Haichao, aged 58, Board Director and Senior Vice President of Sinopec Corp. Mr. Zhang is a professor level senior economist with a master degree. In March 1998, he was appointed as Vice President of Zhejiang Petroleum Corporation; in September 1999, he was appointed as President of Zhejiang Petroleum Corporation; in February 2000, he was appointed as President of Sinopec Zhejiang Petroleum Co., Ltd.; in April 2003, he was elected as Employee’s Representative Supervisor of Sinopec Corp.; in April 2004, he served as Chairman of Board of Directors of Sinopec-BP Zhejiang Petroleum Sales Co., Ltd.; in October 2004, he served as Secretary of CPC Committee, Vice Chairman of Board of Directors, and Vice President of Sinopec Sales Co., Ltd.; in November 2005 he served as Vice President of Sinopec Corp., Secretary of CPC Committee, Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in June 2006, he served as Chairman of Board of Directors, and President of Sinopec Sales Co., Ltd.; in July 2014, he was appointed as Vice President of China Petrochemical Corporation; and in May 2015, he was elected as Board Director and Senior Vice President of Sinopec Corp.

Jiao Fangzheng, aged 53, Board Director and Senior Vice President of Sinopec Corp. Mr. Jiao is a professor level senior engineer with a Ph.D. degree. In January 1999, he was appointed as Chief Geologist in Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation; in February 2000, he was appointed as Vice President and Chief Geologist of Sinopec Zhongyuan Oilfield Company; in July 2000, he was appointed as Deputy Director General of Sinopec Petroleum Exploration & Development Research Institute; in March 2001, he was appointed as Deputy Director General of Sinopec Exploration & Production Department; in June 2004, he was appointed as President of Sinopec Northwest Oilfield Company; in October 2006, he was appointed as Vice President of Sinopec Corp. in July 2010, he was appointed as the Director General of Sinopec Exploration & Production Department; in July 2014, he was appointed as Vice President of China Petrochemical Corporation; in September 2014, he was elected concurrently as Chairman of Board of Directors of Sinopec Oilfield Service Co. Ltd and Vice Chairman of Board of Directors of Sinopec International Petroleum Exploration and Production Corporation; and in May 2015, he was elected as Board Director and Senior Vice President of Sinopec Corp.

Ma Yongsheng, aged 54, Board Director and Senior Vice President of Sinopec Corp. Mr. Ma is a professor level senior engineer with a Ph.D. degree and an academician of the Chinese Academy of Engineering. In April 2002, he was appointed as Chief Geologist of Sinopec Southern Exploration and Production Branch; in April 2006, he was appointed as Executive Deputy Manager (presiding over the work), Chief Geologist of Sinopec Southern Exploration and Production Branch; in January 2007, he was appointed as Manager and Party Secretary of Sinopec Southern Exploration and Production Branch; in March 2007, he served as General Manager and Deputy Party Secretary of Sinopec Exploration Branch; in May 2007, he was appointed as Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter of Sinopec Corp., General Manager and Deputy Secretary of CPC Committee of Sinopec Exploration Branch; in May 2008, he was appointed as Deputy Director General of Exploration and Production Department of Sinopec Corp. (Director General Level) and Deputy Commander of Sichuan-East China Gas Transmission Construction Project Headquarter; in July 2010, he served as Deputy Chief Geologist of Sinopec Corp.; in August 2013, he was appointed as Chief Geologist of Sinopec Corp.; in February 2016, he was elected as Board Director of Sinopec Corp., and in December 2015, he served as Vice President of China Petrochemical Corporation and appointed as Senior Vice President of Sinopec Corp.

Jiang Xiaoming, aged 62, Independent Non-executive Director of Sinopec Corp. Mr. Jiang has a doctorate in economics. Presently, he acts as the member of the national committee of CPPCC, director of China Foundation for Disabled Persons, member of the United Nations Board of Investment, Chairman of the Board of Directors of Hong Kong Saibo International Co. Ltd., Independent Director of COSCO International, Senior Fellow of the University of Cambridge Business School, and trustee of University of Cambridge China Development Fund. Between 1992 and 1998, he acted as the Vice President of United Nations Staff Retirement Fund; between 1999 and 2003, he acted as the Chairman of the Board of Directors of Frasers Property (China) Co., Ltd.; and he has previously acted as the Board Director of JSW Energy Ltd., member of the Advisory Committee of American Capital Group and Rothschild, the British Investment Bank, and Independent Director of China Oilfield Services Co., Ltd. From May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Andrew Y. Yan, aged 58, Independent Non-executive Director of Sinopec Corp. Mr. Yan is the founding Managing Partner of SAIF Partners. He studied in Nanjing University of Aeronautics and Astronautics, Peking University and Princeton University and earned a master degree from Princeton University. Presently, he acts as the Independent Non-executive Director of China Resources Land Limited, CPMC Holdings Limited and Cogobuy Group, the Non-executive Director of Digital China Holdings Limited, China Huiyuan Juice Group Limited, Feng Deli Holdings Limited and Guodian Technology & Environment Group Corporation Limited; the Independent Director of Beijing BlueFocus Brand Management Consulting Co., Ltd, TCL Group and Sky Solar Holdings Ltd.; and the Director of ATA Co., Ltd. From 1989 to 1994, he acted as the Economist of the World Bank headquarters in Washington, Senior Fellow of Hudson Institute, an American famous research think tank, and acted as the director of APAC Strategic Planning & Business Development of Sprint International Corporation; between 1994 and 2001, he acted as the Managing Director of Emerging Markets Partnership and Director of Hong Kong Office of AIG Asia Infrastructural Investment Fund. And from May 2012 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Tang Min, aged 62, Independent Non-executive Director of Sinopec Corp. Mr. Tang has a doctorate in economics. He presently acts as a Counsellor of the State Council of the PRC and the Executive Vice Chairman of YouChange China Social Entrepreneur Foundation, Independent Director of Minmetals Development Co., Ltd, Origin Agritech Limited. He has served as the economist and senior economist at the Economic Research Centre of the Asian Development Bank between 1989 and 2000; chief economist at the Representative office of the Asian Development Bank in China between 2000 and 2004; deputy representative at the Representative Office of the Asian Development Bank in China between 2004 and 2007 and the deputy secretary-general of the China Development Research Foundation between 2007 and 2010. From May 2015 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

Fan Gang, aged 61, Independent Non-executive Director of Sinopec Corp. Mr. Fan has a doctorate in economics. He presently acts as Vice President of China Society of Economic Reform, President of China Reform Foundation, Head of the National Economic Research Institution, President of China Development Institute (Shenzhen) and an economics professor at Peking University. He began to work for Chinese Academy of Social Sciences in 1988, and subsequently served as Director of Editorial Department for the Economic Research Journal between 1992 and 1993 and as Deputy Head of the Institute of Economics Chinese Academy of Social Sciences between 1994 and 1995. In 1996, he was redesignated to work for China Society of Economic Reform, and subsequently founded the National Economic Research Institution. From 2006 to 2010, and from 2015 to the present, he has served as a member of the Monetary Policy Committee of People’s Bank of China.Mr. Fan is recognised as one of the National Young and Middle-Aged Experts with Outstanding Contributions. From May 2015 to the present, he has acted as Independent Non-executive Director of Sinopec Corp.

List of Members of the Board

							Equity interests in Sinopec Corp. (as at 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2015 (RMB 1,000, before tax)	Whether paid by the holding Company	2015	2014
Wang Yupu	Male	59	Chairman	2015.05-2018.05	—	Yes	0	0
Li Chunguang	Male	60	Board Director, President	2009.05-2018.05	525.5	No	0	0
Zhang Jianhua	Male	51	Board Director, Senior Vice President	2006.05-2018.05	489.4	No	0	0
Wang Zhigang	Male	58	Board Director, Senior Vice President	2006.05-2018.05	488.9	No	0	0
Dai Houliang	Male	52	Board Director, Senior Vice President	2009.05-2018.05	485.9	No	0	0
Zhang Haichao	Male	58	Board Director, Senior Vice President	2015.05-2018.05	—	Yes	0	0
Jiao Fangzheng	Male	53	Board Director, Senior Vice President	2015.05-2018.05	—	Yes	0	0
Ma Yongsheng	Male	54	Board Director, Senior Vice President	2016.02-2018.05	—	—	0	0
Jiang Xiaoming	Male	62	Independent Non- Executive Director	2012.05-2018.05	300.0	No	0	0
Andrew Y. Yan	Male	58	Independent Non- Executive Director	2012.05-2018.05	300.0	No	0	0
Tang Min	Male	62	Independent Non- Executive Director	2015.05-2018.05	175.0	No	0	0
Fan Gang	Male	61	Independent Non- Executive Director	2015.05-2018.05	175.0	No	0	0

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2015 (RMB 1,000, before tax)	Whether paid by the holding Company
Fu Chengyu	Male	64	Former Chairman	2011.05-2015.05	—	Yes
Wang Tianpu	Male	53	Former Vice Chairman	2006.05-2015.04	—	Yes
Zhang Yaocang	Male	62	Former Vice Chairman	2009.05-2015.05	—	Yes
Cao Yaofeng	Male	62	Former Board Director	2009.05-2015.05	—	Yes
Liu Yun	Male	59	Former Board Director	2009.05-2015.05	—	Yes
Chen Xiaojin	Male	71	Former Independent Non- Executive Director	2009.05-2015.05	125.00	No
Ma Weihua	Male	67	Former Independent Non- Executive Director	2010.05-2015.05	125.00	No
Bao Guoming	Female	64	Former Independent Non- Executive Director	2012.05-2015.05	125.00	No

(2)	Supervisors
Liu Yun, aged 59, Chairman of the Board of Supervisors of Sinopec Corp. Mr. Liu is a professor level senior accountant with a master degree. In December 1998, he was appointed as Deputy Director General of Finance Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in January 2001, he was appointed as Director General of Finance Department of Sinopec Corp.; in June 2006, he was appointed as Deputy CFO of Sinopec Corp.; in February 2009, he was appointed as Chief Accountant of China Petrochemical Corporation; in May 2009, he was elected as a Director of Sinopec Corp.; in May 2012, he was appointed concurrently as the Chairman of Sinopec Finance Co., Ltd.; in September 2013, he was appointed concurrently as Chairman of Sinopec Insurance Co., Ltd.; and in May 2015, he was elected as Chairman of the Board of Supervisors of Sinopec Corp.

Liu Zhongyun, aged 52, Supervisor of Sinopec Corp. Mr. Liu is a professor level senior engineer with a doctorate in engineering. In December 2002, he was appointed as a standing committee member of CPC Committee and Director of Organisation Department of Shengli Petroleum Administration Bureau; in November 2004, he was appointed as Deputy Secretary of CPC Committee of Shengli Petroleum Administration Bureau; in December 2005, he was appointed as Manager of Sinopec Shengli Oilfield Branch; in December 2008, he was appointed as Secretary of CPC Committee of Sinopec International Petroleum Exploration and Production Corporation; in July 2010, he was appointed as General Manager of Sinopec Northwest Oilfield Company, Director General of Northwest Petroleum Bureau under China Petrochemical Corporation. Since August 2014, Mr. Liu has acted as Assistant to President and Director General of HR Department of China Petrochemical Corporation, and in May 2015, he was elected as Supervisor of Sinopec Corp.

Zhou Hengyou, aged 52, Supervisor of Sinopec Corp. Mr. Zhou is a professor level senior administration engineer and a postgraduate. In December 1998, Mr. Zhou was appointed as a standing committee member of CPC Committee and Deputy Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in February 1999, he was appointed as a standing committee member of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, he was appointed as Deputy Secretary of CPC Committee and Labour Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, he was appointed as Deputy Secretary of CPC Committee and Secretary of Supervisory Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, he was appointed as Secretary of CPC Committee of Jiangsu Petroleum Exploration Bureau; in March 2011,he was appointed as Director General and Secretary of CPC Committee of China Petrochemical News. In March 2015, he was appointed as Director General of the General Office of China Petrochemical Corporation, Director General of Policy Research Department of the General Office and Director General of President of Sinopec Corp. In August 2015, he was appointed as Director General of Board of Directors Office under China Petrochemical Corporation; and in May 2015, he was elected as Supervisor of Sinopec Corp.

Zou Huiping, aged 55, Supervisor of Sinopec Corp. Mr. Zou is a professor level senior accountant with a university diploma. In November 1998, he was appointed as Chief Accountant in Guangzhou Petrochemical General Plant of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Finance & Assets Department of China Petrochemical Corporation; in December 2001, he was appointed as Deputy Director General of Finance & Planning Department of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Finance & Assets Department of Assets Management Co., Ltd. of China Petrochemical Corporation; in March 2006, he was appointed as Director General of Auditing Department of Sinopec Corp.; and in May 2006, he was elected as Supervisor of Sinopec Corp.

Jiang Zhenying, aged 51, Employee’s Representative Supervisor of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In December 1998, he was appointed as the Vice President of the China Petrochemical Supplies & Equipment Co., Ltd.; in February 2000, he was appointed as the Deputy Director General of Sinopec Procurement Management Department; in December 2001, he was appointed as the Director General of Sinopec Procurement Management Department and in November 2005 he concurrently held the positions of Chairman of Board of Directors, President and Secretary of CPC Committee of China Petrochemical International Co., Ltd.; in March 2006, he was appointed as the Director General (General Manager), Executive Director and Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd.); in April 2010, he was appointed as the Director General (General Manager), Executive Director and Deputy Secretary of the CPC Committee of Sinopec Procurement Management Department (Sinopec International Co. Ltd); in November 2014, he was appointed as Director General of Security Management Department of Sinopec Corp.; and in December 2010, he was elected as the Employee’s Representative Supervisor of Sinopec Corp.

Yu Renming, aged 52, Employee’s Representative Supervisor of Sinopec Corp. Mr. Yu is a professor level senior engineer with a university diploma. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Vice Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; and in December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Wang Yajun, aged 58, Empolyee’s Representative Supervisor of Sinopec Corp. Mr. Wang is a professor level senior administration engineer with a university diploma. In December 2004, he was appointed as Vice Secretary of CPC committee, Secretary of Discipline Inspection Committee and Labour Union Chairman of Zhongyuan Petroleum Exploration Bureau of China Petrochemical Corporation. In November 2010, he was appointed as Party Secretary of CPC committee, of Zhongyuan Petroleum Exploration Bureau. In March 2015, Mr. Wang was appointed as Secretary of CPC of China Sinopec International Petroleum Exploration and Development Co., Ltd; and in May 2015, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

List of Members of the Board of Supervisors

							Equity interests in Sinopec Corp.
							(as of 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2015 (RMB1,000, before tax)	Whether paid by the holding Company	2015	2014
Liu Yun	Male	59	Chairman, the Board of Supervisors	2015.05-2018.05	—	Yes	0	0
Liu Zhongyun	Male	52	Supervisor	2015.05-2018.05	—	Yes	0	0
Zhou Hengyou	Male	52	Supervisor	2015.05-2018.05	—	Yes	0	0
Zou Huiping	Male	55	Supervisor	2006.05-2018.05	551.9	No	0	0
Jiang Zhenying	Male	51	Employee’s Representative Supervisor	2010.12 -2018.05	551.9	No	0	0
Yu Renming	Male	52	Employee’s Representative Supervisor	2010.12 -2018.05	551.9	No	0	0
Wang Yajun	Male	58	Employee’s Representative Supervisor	2015.05-2018.05	257.9	No	0	0

Name	Gender	Age	Position in Sinopec Corp.	Tenure	Remuneration paid by Sinopec Corp. in 2015 (RMB1,000, before tax)	Whether paid by the holding Company
Xu Bin	Male	59	Former Chairman the Board Of Supervisors	2012.05-2015.05	—	Yes
Geng Limin	Male	61	Former Supervisor	2012.05-2015.05	—	Yes
Li Xinjian	Male	62	Former Supervisor	2012.05-2015.05	—	Yes
Kang Mingde	Male	65	Former Independent Supervisor	2012.05-2015.05	—	Yes
Zhou Shiliang	Male	58	Former Employee’s Representative Supervisor	2012.05-2015.05	—	Yes
Chen Mingzheng	Male	58	Former Employee’s Representative Supervisor	2012.05-2015.05	508.0	No

(3)	Other Members of Senior Management*
Jiang Zhenghong, aged 54, Vice President of Sinopec Corp. Mr. Jiang is a professor level senior economist with a doctor degree. In September 2000, he became Vice President of Shanghai Gaoqiao Petrochemical Co., Ltd. and Sinopec Shanghai Gaoqiao Company; in September 2001, he was appointed as President of Shanghai Gaoqiao Petrochemical Co., Ltd.; in April 2006, he was appointed as Secretary of CPC Committee and Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2006, he was appointed as Secretary of CPC Committee and Vice President of Zhenhai subsidiary of China Petrochemical Corporation; in March 2008, he was promoted to President and Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in July 2010, he was appointed as President and Deputy Secretary of CPC Committee of Sinopec Zhenhai Refining & Chemical Company; in August 2013, he was appointed as the Director General of Sinopec Corporate Reform Dept.; in September 2013, he was appointed as Vice President of Sinopec Corp.

Ling Yiqun, aged 53, Vice President of Sinopec Corp. Mr. Ling is a professor level senior engineer with a master degree. From 1983, he worked in the refinery of Beijing Yanshan Petrochemical Company and the Refining Department of Beijing Yanshan Petrochemical Company Ltd. In February 2000, he was appointed as the Deputy General Director of Refining Department of Sinopec Corp.; in June 2003, he was appointed as the Director General of Refining Department of Sinopec Corp.; in May 2012, he was appointed as Executive Director, President and Secretary of CPC Committee of Sinopec Refinery Product Sales Company Limited; in August 2013, he was appointed as the President of Sinopec Qilu Company; in July 2010, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 49, Vice President of Sinopec Corp., Secretary to the Board of Directors. Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Chang Zhenyong, aged 57, Vice President of Sinopec Corp. Mr. Chang is a professor level senior engineer with a master’s degree. In September 1997, he was appointed as Vice President of Tianjin Petrochemical Company; in February 2000, he was appointed as Vice President of Sinopec Tianjin Company; and in September 2000, he was promoted to President of Sinopec Tianjin Company; from February 2004, he was appointed temporarily as Standing Committee of CPC Committee of Beihai, Guangxi; in March 2004, he was appointed temporarily as deputy mayor of Beihai, Guangxi; in November 2005, he was appointed as Director General of Production and Operation Management Department of Sinopec Corp.; in December 2007, he was appointed as President of Qilu Petrochemical Company and President of Sinopec Qilu Company; inApril 2010, he was appointed as Employee’s Representative Supervisor of Sinopec Corp.; in July 2010, he was appointed as Deputy Chief Engineer and concurrently as Director General of Chemicals Department of Sinopec Corp.; in August 2012, he was appointed concurrently as Vice Chairman of Board of Directors of Sinopec Great Wall Energy & Chemical Co., Ltd.; in November 2014, he was appointed as Executive Director and President of Sinopec Chemical Products Sales Co. Ltd and concurrently as Chairman of Board of Directors of Sinopec Chemical Products Sales (Hong Kong) Co. Ltd.; and in May 2014, he was appointed as Vice President of Sinopec Corp.

Wen Dongfen, aged 51, Chief Financial Officer of Sinopec Corp. Ms. Wen is a professor level senior accountant with a university diploma. In December 2001, she was appointed as Deputy Director General of the Finance & Planning Department of China Petrochemical Corporation; in May 2008, she was appointed as Deputy Director General of the Finance Department of China Petrochemical Corporation; in March 2009, she was promoted to Director General of the Finance Department of China Petrochemical Corporation; between May 2012 and November 2015, she concurrently served as Chairman of Sinopec Century Bright Capital Investment Limited and in November 2015, she was appointed as Director General of the Finance Department of Sinopec Corp. Ms. Wen now concurrently serves as Director of Sinopec Shanghai Engineering Co. Ltd., Sinopec International Petroleum Exploration and Production Corporation and Sinopec Insurance Co., Ltd. She also concurrently serves as the Supervisor of Sinopec Oilfield Service Corporation, Vice Chairman of Sinopec Finance Company Limited and Director of Sunshine Insurance Group. In December 2015, she was appointed as Chief Financial Officer of Sinopec Corp.

Lei Dianwu, aged 53, Vice President of Sinopec Corp. Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation; and in May 2009, he was appointed as Vice President of Sinopec Corp.

List of Members of the Senior Management

						Equity interests in Sinopec Corp.
						(as of 31 December)
Name	Gender	Age	Position in Sinopec Corp.	Remuneration paid by Sinopec Corp. in 2015 (RMB 1,000, before tax)	Whether paid by the holding Company	2015	2014
Jiang Zhenghong	Male	54	Vice President	643.4	No	0	0
Ling Yiqun	Male	53	Vice President	647.1	No	13,000	13,000
Huang Wensheng	Male	49	Vice President, Board Secretary	622.4	No	0	0
Chang Zhenyong	Male	57	Vice President	622.4	No	0	0
Wen Dongfen	Female	51	CFO	42.9	No	0	0
Lei Dianwu	Male	53	Vice President	647.1	No	0	0
Wang Xinhua	Male	60	Former CFO	621.8	No	0	0

*:	The members of senior management are in order of the number of strokes of their surname in Chinese.

2	INFORMATION ON APPOINTMENT OR TERMINATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT
On 27 May 2015, Sinopec Corp. convened the annual general meeting for the year 2014, the first meeting of the sixth session of the Board and the first meeting of the sixth session of the Board of Supervisors. The meetings elected members of the new session of the Board and the Board of Supervisors and approved to the appointment of members of senior management. Changes of directors, supervisors and senior management are as follow:

Board of Directors: Elected Mr. Wang Yupu as Non-executive Director and Chairman of Sinopec Corp.; elected Mr. Zhang Haichao and Mr. Jiao Fangzheng as Directors of Sinopec Corp.; elected Mr. Tang Min and Mr. Fan Gang as Independent Non-executive Directors of Sinopec Corp. Mr. Fu Chengyu was no longer the Chairman and Non-executive Director of Sinopec Corp.; Mr. Zhang Yaocang was no longer the Vice Chairman and Non-executive Director of Sinopec Corp.; Mr. Cao Yaofeng and Mr. Liu Yun were no longer the Non-executive Directors of Sinopec Corp.; Mr. Chen Xiaojin, Mr. Ma Weihua and Ms. Bao Guoming were no longer the Independent Non-executive Directors of Sinopec Corp.

Board of Supervisors: Elected Mr. Liu Yun as Chairman of the Board of Supervisors of Sinopec Corp.; elected Mr. Liu Zhongyun and Mr. Zhou Hengyou as Supervisors of Sinopec Corp.; elected Mr. Wang Yajun as Employee’s Representative Supervisor of Sinopec Corp. Mr. Xu Bin was no longer Chairman of the Board of Supervisors and Supervisor of Sinopec Corp.; Mr. Geng Limin and Mr. Li Xinjian were no longer Supervisors of Sinopec Corp.; Mr. Kang Mingde was no longer Independent Supervisor of Sinopec Corp.; Mr. Zhou Shiliang and Mr. Chen Mingzheng were no longer Employee’s Representative Supervisors of Sinopec Corp.

New appointments of Senior Management: Mr. Zhang Haichao and Mr. Jiao Fangzheng were appointed as Senior Vice Presidents.

On 28 December 2015, Sinopec Corp. convened the fourth meeting of the sixth session of the Board of Directors. The meeting approved to appoint Mr. Ma Yongsheng as Senior Vice President of Sinopec Corp. Ms. Wen Dongfen was appointed as Chief Financial Officer of Sinopec Corp; Mr. Wang Xinhua was no longer Chief Financial Officer of Sinopec Corp due to an age limit.

On 25 February 2016, Sinopec Corp. convened the first extraordinary general meeting for the year 2016. The meeting approved to appoint Mr. Ma Yongsheng as Executive Director of the sixth session of the Board.

On 27 April 2015, Mr. Wang Tianpu resigned as Vice Chairman and Non-executive Director of the Board of Sinopec Corp. due to personal reasons.

For details, please refer to the announcements, published in China Securities Journal, Shanghai Securities News and Securities Times after the meetings and on websites of Shanghai Stock Exchange, Hong Kong Stock Exchange and Sinopec Corp.

3	REMUNERATION OF DIRECTORS, SUPERVISORS, AND THE SENIOR MANAGEMENT
During this reporting period, 18 current directors, supervisors and other senior management and 5 former directors, supervisors and other senior management received remuneration from Sinopec Corp. with a total amount of remuneration of RMB 9.5834 million.

4	THE COMPANY’S EMPLOYEES
As at 31 December 2015, the Company has a total of 351,019 employees. Sinopec Marketing Co., a principal subsidiary of Sinopec Corp., has a total of 56,679 employees.

THE BREAKDOWN ACCORDING TO THE MEMBERS OF EACH OPERATION SEGMENT AS FOLLOWS

EMPLOYEES’ PROFESSIONAL STRUCTURE AS FOLLOWS:

EDUCATIONAL BACKGROUND STRUCTURE FOR EMPLOYEES AS FOLLOWS:

5	CHANGES OF CORE TECHNICAL TEAM OR KEY TECHNICIANS
During the reporting period, there are no significance changes of core technical team and key technicians.

6	EMPLOYEE BENEFITS SCHEME
Details of the Company’s employee benefits scheme are set out in Note 35 of the financial statements prepared under IFRS of this annual report. As at 31 December 2015, the Company has a total of 208,061 retired employees. All of them participated in the basic pension schemes administered by provincial (autonomous region or municipalities) governments. Government-administered pension schemes are responsible for the payments of basic pensions.

PRINCIPAL WHOLLY-OWNED AND CONTROLLED SUBSIDIARIES

On 31 December, 2015, details of the principal wholly-owned and controlled subsidiaries of the Company were as follows:

Name of Company	Registered Capital RMB million	Percentage of shares held by Sinopec Corp. (%)	Total Assets RMB million	Net Assets RMB million	Net Profit/ (Net Loss) RMB million	Principal Activities
Sinopec International Petroleum Exploration and Production Limited	8,000	100	63,306	20,518	(222)	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	20,125	100	37,694	20,579	(138)	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	13,203	100	25,852	15,777	377	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	12,000	100	35,644	20,038	2,580	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	4,000	100	7,950	5,567	(720)	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	3,374	100	7,454	3,457	579	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	1,595	100	4,464	(100)	(623)	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	1,000	100	10,822	1,489	797	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	3,000	100	137,300	22,829	2,515	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited	USD 300	100	13,296	1,656	(58)	Investment holding
Sinopec Catalyst Company Limited	1,500	100	7,406	3,522	455	Production and sale of catalyst products
China Petrochemical International Company Limited	1,400	100	10,159	2,991	298	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	5,294	98.98	9,119	6,131	828	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	5,000	85	12,087	4,129	1,128	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	4,397	75	5,777	1,843	279	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	3,986	75	12,268	6,161	401	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Co.	28,403	70.42	343,260	185,604	23,684	Marketing and distribution of refined petroleum products
Sinopec-SK(Wuhan) Petrochemical Company Limited	6,270	65	17,201	7,316	1,738	Production, sale, research and development of ethylene and downstream byproducts
Sinopec Kantons Holdings Limited	HKD 248	60.34	14,757	7,885	825	Trading of crude oil and petroleum products
Sinopec Shanghai Petrochemical Company Limited	10,800	50.56	28,022	20,136	3,282	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited	5,745	50	5,627	4,723	1,456	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Note	1:	All above subsidiaries except Fujian Petrochemical Company Limited are audited by PricewaterhouseCoopers Zhong Tian LLP or PricewaterhouseCoopers in 2015. KPMG Huazhen LLP served the exception.

2:
The above indicated total assets and net profit has been prepared in accordance with ASBE. Except for Sinopec Kantons Holdings Limited and Sinopec Overseas Investment Holdings Ltd, which are incorporated in Bermuda and Hong Kong SAR, respectively, all of the above wholly-owned and non-wholly-owned subsidiaries are incorporated in the PRC. All of the above wholly-owned and controlling subsidiaries are limited liability companies except for Sinopec Shanghai Petrochemical Company Limited and Sinopec Kantons Holdings Limited. The Board of Directors considered that it would be redundant to disclose the particulars of all subsidiaries and, therefore, only those which have material impact on the results or assets of Sinopec Corp. are set out above.

3:
Being a principal subsidiary of Sinopec Corp., Sinopec Marketing Co. preformed total revenue of RMB 1,103.9 billion, contributing more than 10% of Sinopec Corp.’s total net profit. For related changing trends on operating performance, please refer to related analysis from marketing and distribution department.

REPORT OF THE PRC AUDITOR

PwC ZT Shen Zi (2016) No. 10001

To the Shareholders of China Petroleum & Chemical Corporation,

We have audited the accompanying financial statements of China Petroleum & Chemical Corporation (hereinafter “Sinopec Corp.”), which comprise the consolidated and company balance sheets as at 31 December 2015, and the consolidated and company income statements, the consolidated and company statements of changes in shareholders’ equity and the consolidated and company cash flow statements for the year then ended, and the notes to the financial statements.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Sinopec Corp. is responsible for the preparation and fair presentation of these financial statements in accordance with the requirements of Accounting Standards for Business Enterprises, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of Sinopec Corp. as at 31 December 2015, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises.

PricewaterhouseCoopers Zhong Tian LLP	Certified Public Accountants
Registered in the People’s Republic of China

Li Dan
Gao Peng

Shanghai, the People’s Republic of China	29 March 2016

(A)	FINANCIAL STATEMENTS PREPARED UNDER CHINA ACCOUNTING STANDARDS FOR BUSINESS ENTERPRISES CONSOLIDATED BALANCE SHEET
as at 31 December 2015

	Note	At 31 December	At 31 December
		2015	2014
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	5	68,557	10,100
Bills receivable	6	10,949	13,963
Accounts receivable	7	56,126	90,831
Other receivables	8	21,452	29,251
Prepayments	9	2,919	3,780
Inventories	10	145,498	188,223
Other current assets		26,904	23,996
Total current assets		332,405	360,144
Non-current assets
Available-for-sale financial assets	11	10,326	868
Long-term equity investments	12	82,970	80,593
Fixed assets	13	732,577	703,485
Construction in progress	14	152,276	177,667
Intangible assets	15	81,081	78,681
Goodwill	16	6,271	6,281
Long-term deferred expenses	17	13,919	14,158
Deferred tax assets	18	7,469	6,979
Other non-current assets	19	23,835	22,512
Total non-current assets		1,110,724	1,091,224

Total assets		1,443,129	1,451,368
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	21	74,729	166,688
Bills payable	22	3,566	4,577
Accounts payable	23	130,446	198,366
Advances from customers	24	92,649	89,918
Employee benefits payable	25	1,185	839
Taxes payable	26	32,473	28,677
Other payables	27	86,317	103,302
Short-term debentures payable	30	30,000	—
Non-current liabilities due within one year	28	11,277	11,890
Total current liabilities		462,642	604,257
Non-current liabilities
Long-term loans	29	56,493	67,426
Debentures payable	30	83,253	83,506
Provisions	31	33,186	29,715
Deferred tax liabilities	18	8,259	7,820
Other non-current liabilities	32	13,673	11,549
Total non-current liabilities		194,864	200,016

Total liabilities		657,506	804,273
Shareholders’ equity
Share capital	33	121,071	118,280
Capital reserve	34	119,408	48,703
Other comprehensive income	35	(7,984)	(7,261)
Specific reserve	36	612	491
Surplus reserves	37	196,640	193,552
Retained earnings		245,623	240,718
Total equity attributable to shareholders of the Company		675,370	594,483
Minority interests		110,253	52,612
Total shareholders’ equity		785,623	647,095

Total liabilities and shareholders’ equity		1,443,129	1,451,368

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

BALANCE SHEET
as at 31 December 2015

	Note	At 31 December	At 31 December
		2015	2014
		RMB million	RMB million
Assets
Current assets
Cash at bank and on hand		46,453	1,805
Bills receivable		540	176
Accounts receivable	7	29,512	25,031
Other receivables	8	64,620	201,234
Prepayments	9	1,296	1,962
Inventories		46,029	74,654
Other current assets		36,559	19,186
Total current assets		225,009	324,048
Non-current assets
Available-for-sale financial assets		297	91
Long-term equity investments	12	219,230	189,631
Fixed assets	13	439,477	452,361
Construction in progress	14	72,763	100,543
Intangible assets		8,397	8,834
Long-term deferred expenses		2,154	2,547
Other non-current assets		11,959	2,767
Total non-current assets		754,277	756,774

Total assets		979,286	1,080,822
Liabilities and shareholders’ equity
Current liabilities
Short-term loans		32,517	57,749
Bills payable		1,852	2,933
Accounts payable		85,182	102,399
Advances from customers		3,151	3,926
Employee benefits payable		290	310
Taxes payable		20,832	19,883
Other payables		86,427	198,144
Short-term debentures payable		30,000	—
Non-current liabilities due within one year		5,352	11,084
Total current liabilities		265,603	396,428
Non-current liabilities
Long-term loans		54,526	55,202
Debentures payable		65,500	62,221
Provisions		28,968	25,830
Deferred tax liabilities		177	600
Other non-current liabilities		2,238	1,892
Total non-current liabilities		151,409	145,745

Total liabilities		417,012	542,173
Shareholders’ equity
Share capital		121,071	118,280
Capital reserve		68,716	54,690
Other comprehensive income		(145)	(206)
Specific reserve		313	232
Surplus reserves		196,640	193,552
Retained earnings		175,679	172,101
Total shareholders’ equity		562,274	538,649

Total liabilities and shareholders’ equity		979,286	1,080,822

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2015

	Note	2015	2014
		RMB million	RMB million
Operating income	38	2,018,883	2,825,914
Less: Operating costs	38	1,592,771	2,429,017
Sales taxes and surcharges	39	236,343	191,202
Selling and distribution expenses		46,872	46,274
General and administrative expenses		71,881	70,500
Financial expenses	40	9,017	9,618
Exploration expenses, including dry holes	42	10,459	10,969
Impairment losses	43	8,767	6,839
Add: Gain/(loss) from changes in fair value	44	735	(4,151)
Investment income	45	8,573	8,137
Operating profit		52,081	65,481
Add: Non-operating income	46	6,945	4,710
Less: Non-operating expenses	47	3,067	3,710
Profit before taxation		55,959	66,481
Less: Income tax expense	48	12,613	17,571
Net profit		43,346	48,910
Attributable to:
Equity shareholders of the Company		32,207	47,430
Minority interests		11,139	1,480
Basic earnings per share	59	0.266	0.406
Diluted earnings per share	59	0.266	0.406
Net profit		43,346	48,910
Other comprehensive income	35
Items that may be reclassified subsequently to profit or loss
(net of tax and after reclassification adjustments):
Cash flow hedges		3,163	(4,485)
Changes in fair value of available-for-sale financial assets		62	(1,225)
Share of other comprehensive loss of associates and jointly controlled entities		(5,356)	(3,042)
Foreign currency translation differences		2,268	(514)
Total other comprehensive income/(loss)		137	(9,266)

Total comprehensive income		43,483	39,644
Attributable to:
Equity shareholders of the Company		31,484	39,762
Minority interests		11,999	(118)

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

INCOME STATEMENT
for the year ended 31 December 2015

	Note	2015	2014
		RMB million	RMB million
Operating income	38	845,285	1,222,323
Less: Operating costs	38	609,596	972,685
Sales taxes and surcharges		172,568	142,840
Selling and distribution expenses		2,628	10,848
General and administrative expenses		41,327	46,314
Financial expenses		6,152	9,144
Exploration expenses, including dry holes		10,430	10,926
Impairment losses		5,052	2,737
Add: Loss from changes in fair value		(292)	(4,605)
Investment income	45	30,582	13,417
Operating profit		27,822	35,641
Add: Non-operating income		4,361	5,092
Less: Non-operating expenses		1,482	1,766
Profit before taxation		30,701	38,967
Less: Income tax expense		(179)	6,822
Net profit		30,880	32,145
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
(net of tax and after reclassification adjustments):
Cash flow hedges		47	(657)
Changes in fair value of available-for-sale financial assets		—	(1,309)
Share of other comprehensive income/(loss) of associates		14	(363)
Total other comprehensive income/(loss)		61	(2,329)

Total comprehensive income		30,941	29,816

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2015

	Note	2015	2014
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		2,305,183	3,129,123
Refund of taxes and levies		3,500	1,600
Other cash received relating to operating activities		85,635	44,214
Sub-total of cash inflows		2,394,318	3,174,937
Cash paid for goods and services		(1,730,839)	(2,589,649)
Cash paid to and for employees		(55,137)	(56,396)
Payments of taxes and levies		(327,355)	(292,259)
Other cash paid relating to operating activities		(115,169)	(88,286)
Sub-total of cash outflows		(2,228,500)	(3,026,590)

Net cash flow from operating activities	50(a)	165,818	148,347
Cash flows from investing activities:
Cash received from disposal of investments		3,353	3,874
Cash received from returns on investments		3,111	2,312
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		454	1,020
Other cash received relating to investing activities		6,126	2,066
Sub-total of cash inflows		13,044	9,272
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(102,657)	(124,381)
Cash paid for acquisition of investments	11,12	(23,332)	(13,855)
Other cash paid relating to investing activities		(3,918)	(1,137)
Net cash paid for the acquisition of subsidiaries and other business entities		(89)	(2,532)
Sub-total of cash outflows		(129,996)	(141,905)

Net cash flow from investing activities		(116,952)	(132,633)
Cash flows from financing activities:
Cash received from capital contributions		105,477	4,128
Including: Cash received from minority shareholders’ capital contributions to subsidiaries		105,477	4,120
Cash received from borrowings		1,090,241	1,128,447
Sub-total of cash inflows		1,195,718	1,132,575
Cash repayments of borrowings		(1,152,837)	(1,114,481)
Cash paid for dividends, profits distribution or interest		(33,571)	(39,494)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to minority shareholders		(1,212)	(1,674)
Other cash paid relating to financing activities		—	(21)
Sub-total of cash outflows		(1,186,408)	(1,153,996)

Net cash flow from financing activities		9,310	(21,421)
Effects of changes in foreign exchange rate		293	16

Net increase/(decrease) in cash and cash equivalents	50(b)	58,469	(5,691)

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

CASH FLOW STATEMENT
for the year ended 31 December 2015

	Note	2015	2014
		RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services		975,387	1,396,976
Refund of taxes and levies		2,954	1,151
Other cash received relating to operating activities		69,615	96,326
Sub-total of cash inflows		1,047,956	1,494,453
Cash paid for goods and services		(643,612)	(1,020,434)
Cash paid to and for employees		(35,061)	(39,024)
Payments of taxes and levies		(213,949)	(204,807)
Other cash paid relating to operating activities		(165,867)	(70,981)
Sub-total of cash outflows		(1,058,489)	(1,335,246)

Net cash flow from operating activities		(10,533)	159,207
Cash flows from investing activities:
Cash received from disposal of investments		146,685	15,991
Cash received from returns on investments		22,822	5,899
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		4,390	2,254
Other cash received relating to investing activities		967	214
Sub-total of cash inflows		174,864	24,358
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(77,403)	(99,968)
Cash paid for acquisition of investments		(29,246)	(42,226)
Sub-total of cash outflows		(106,649)	(142,194)

Net cash flow from investing activities		68,215	(117,836)
Cash flows from financing activities:
Cash received from borrowings		285,281	250,706
Sub-total of cash inflows		285,281	250,706
Cash repayments of borrowings		(267,932)	(260,485)
Cash paid for dividends or interest		(30,382)	(36,519)
Sub-total of cash outflows		(298,314)	(297,004)

Net cash flow from financing activities		(13,033)	(46,298)

Net increase/(decrease) in cash and cash equivalents		44,649	(4,927)

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman (Legal representative)	President	Chief Financial Officer

The accompanying notes form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2015

	Share capital RMB million	Capital reserve RMB million	Other comprehensive income RMB million	Specific reserve RMB million	Surplus reserves RMB million	Retained earnings RMB million	Total shareholders’ equity attributable to equity shareholders of the Company RMB million	Minority interests RMB million	Total shareholders’ equity RMB million 623,260
Balance at 1 January 2014	116,565	36,947	407	1,556	190,337	224,534	570,346	52,914
Change for the year
1. Net profit	—	—	—	—	—	47,430	47,430	1,480	48,910
2. Other comprehensive income (Note 35)	—	—	(7,668)	—	—	—	(7,668)	(1,598)	(9,266)
Total comprehensive income	—	—	(7,668)	—	—	47,430	39,762	(118)	39,644
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,215	(3,215)	—	—	—
– Distributions to shareholders (Note 49)	—	—	—	—	—	(28,031)	(28,031)	—	(28,031)
4. Conversion of the 2011 Convertible Bonds (Note 33)	1,715	8,477	—	—	—	—	10,192	—	10,192
5. Transaction with minority interests	—	3,216	—	—	—	—	3,216	(2,877)	339
6. Contributions to subsidiaries from minority interests	—	—	—	—	—	—	—	4,155	4,155
7. Distributions to minority interests	—	—	—	—	—	—	—	(1,545)	(1,545)
Total transactions with owners, recorded directly in shareholders’ equity	1,715	11,693	—	—	3,215	(31,246)	(14,623)	(267)	(14,890)
8. Net decrease in specific reserve for the year	—	—	—	(1,065)	—	—	(1,065)	(28)	(1,093)
9. Other movement	—	63	—	—	—	—	63	111	174

Balance at 31 December 2014	118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095
Balance at 1 January 2015	118,280	48,703	(7,261)	491	193,552	240,718	594,483	52,612	647,095
Change for the year
1. Net profit	—	—	—	—	—	32,207	32,207	11,139	43,346
2. Other comprehensive income (Note 35)	—	—	(1,169)	—	—	—	(1,169)	1,306	137
Total comprehensive income	—	—	(1,169)	—	—	32,207	31,038	12,445	43,483
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves (Note 37)	—	—	—	—	3,088	(3,088)	—	—	—
– Distributions to shareholders (Note 49)	—	—	—	—	—	(24,214)	(24,214)	—	(24,214)
4. Conversion of the 2011 Convertible Bonds (Note33)	2,791	14,026	—	—	—	—	16,817	—	16,817
5. Transaction with minority interests	—	326	—	—	—	—	326	(326)	—
6. Contributions to subsidiaries from minority interests (Note 53(i))	—	56,224	446	—	—	—	56,670	48,807	105,477
7. Distributions to minority interests	—	—	—	—	—	—	—	(3,389)	(3,389)
Total transactions with owners, recorded directly in shareholders’ equity	2,791	70,576	446	—	3,088	(27,302)	49,599	45,092	94,691
8. Net increase in specific reserve for the year (Note 36)	—	—	—	121	—	—	121	70	191
9. Other movement	—	129	—	—	—	—	129	34	163

Balance at 31 December 2015	121,071	119,408	(7,984)	612	196,640	245,623	675,370	110,253	785,623

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2015

	Share capital	Capital reserve	Other comprehensive income	Specific reserve	Surplus reserves	Retained earnings	Total shareholders’ equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2014	116,565	46,121	2,123	1,226	190,337	171,202	527,574
Change for the year
1. Net profit	—	—	—	—	—	32,145	32,145
2. Other comprehensive income	—	—	(2,329)	—	—	—	(2,329)
Total comprehensive income	—	—	(2,329)	—	—	32,145	29,816
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves	—	—	—	—	3,215	(3,215)	—
– Distributions to shareholders (Note 49)	—	—	—	—	—	(28,031)	(28,031)
4. Conversion of the 2011 Convertible Bonds (Note 33)	1,715	8,477	—	—	—	—	10,192
Total transactions with owners, recorded directly in shareholders’ equity	1,715	8,477	—	—	3,215	(31,246)	(17,839)
5. Net decrease in specific reserve for the year	—	—	—	(994)	—	—	(994)
6. Other movement	—	92	—	—	—	—	92

Balance at 31 December 2014	118,280	54,690	(206)	232	193,552	172,101	538,649
Balance at 1 January 2015	118,280	54,690	(206)	232	193,552	172,101	538,649
Change for the year
1. Net profit	—	—	—	—	—	30,880	30,880
2. Other comprehensive income	—	—	61	—	—	—	61
Total comprehensive income	—	—	61	—	—	30,880	30,941
Transactions with owners, recorded directly in shareholders’ equity:
3. Appropriations of profits:
– Appropriation for surplus reserves(Note 37)	—	—	—	—	3,088	(3,088)	—
– Distributions to shareholders (Note 49)	—	—	—	—	—	(24,214)	(24,214)
4. Conversion of the 2011 Convertible Bonds (Note 33)	2,791	14,026	—	—	—	—	16,817
Total transactions with owners, recorded directly in shareholders’ equity	2,791	14,026	—	—	3,088	(27,302)	(7,397)
5. Net increase in specific reserve for the year	—	—	—	81	—	—	81

Balance at 31 December 2015	121,071	68,716	(145)	313	196,640	175,679	562,274

These financial statements have been approved by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The accompanying notes form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2015

1	STATUS OF THE COMPANY

China Petroleum & Chemical Corporation (the “Company”) was established on 25 February 2000 as a joint stock limited company. The company is registered in Beijing, the People’s Republic of China, and the headquarter is located in Beijing, the People’s Republic of China. The approval date of the financial report is 29 March 2016.

According to the State Council’s approval to the “Preliminary Plan for the Reorganisation of China Petrochemical Corporation” (the “Reorganisation”), the Company was established by China Petrochemical Corporation (“Sinopec Group Company”), which transferred its core businesses together with the related assets and liabilities at 30 September 1999 to the Company. Such assets and liabilities had been valued jointly by China United Assets Appraisal Corporation, Beijing Zhong Zheng Appraisal Company, CIECC Assets Appraisal Corporation and Zhong Fa International Properties Valuation Corporation. The net asset value was determined at RMB 98,249,084,000. The valuation was reviewed and approved by the Ministry of Finance (the “MOF”) (Cai Ping Zi [2000] No. 20 “Comments on the Review of the Valuation Regarding the Formation of a Joint Stock Limited Company by China Petrochemical Corporation”).

In addition, pursuant to the notice Cai Guan Zi [2000] No. 34 “Reply to the Issue Regarding Management of State-Owned Equity by China Petroleum and Chemical Corporation” issued by the MOF, 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each were issued to Sinopec Group Company, the amount of which is equivalent to 70% of the above net asset value transferred from Sinopec Group Company to the Company in connection with the Reorganisation.

Pursuant to the notice Guo Jing Mao Qi Gai [2000] No. 154 “Reply on the Formation of China Petroleum and Chemical Corporation”, the Company obtained the approval from the State Economic and Trade Commission on 21 February 2000 for the formation of a joint stock limited company.

The Company took over the exploration, development and production of crude oil and natural gas, refining, chemicals and related sales and marketing business of Sinopec Group Company after the establishment of the Company.

The Company and its subsidiaries (the “Group”) engage in the oil and gas and chemical operations and businesses, including:

(1)	the exploration, development and production of crude oil and natural gas;

(2)	the refining, transportation, storage and marketing of crude oil and petroleum product; and

(3)	the production and sale of chemicals.

Details of the Company’s principal subsidiaries are set out in Note 53, and there are no significant changes related to the consolidation scope during the current year.

2	BASIS OF PREPARATION

(1)	Statement of compliance of China Accounting Standards for Business Enterprises (“ASBE”)
The financial statements have been prepared in accordance with the requirements of Accounting Standards for Business Enterprises – Basic Standards, specific standards and relevant regulations (hereafter referred as ASBE collectively) issued by the MOF on or after 15 February 2006. These financial statements also comply with the disclosure requirements of “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares, No.15: General Requirements for Financial Reports” issued by the China Securities Regulatory Commission (“CSRC”). These financial statements present truly and completely the consolidated financial position and financial position of the Company as at 31 December 2015, and the consolidated financial performance and financial performance and the consolidated cash flows and cash flows of the Company for the year then ended.

These financial statements are prepared on a basis of going concern.

(2)	Accounting period
The accounting year of the Group is from 1 January to 31 December.

(3)	Measurement basis
The financial statements of the Group have been prepared under the historical cost convention, except for the assets and liabilities set out below:

—	Financial asset and financial liability with change in fair value recognised through profit or loss (see Note 3(11))

—	Available-for-sale financial assets (see Note 3(11))

—	Convertible bonds (see Note 3(11))

—	Derivative financial instruments (see Note 3(11))

(4)	Functional currency and presentation currency
The functional currency of the Company’s and most of its subsidiaries is Renminbi. The Group’s consolidated financial statements are presented in Renminbi. The Company translates the financial statements of subsidiaries from their respective functional currencies into Renminbi (see Note 3(2)) if the subsidiaries’ functional currencies are not Renminbi.

3	SIGNIFICANT ACCOUNTING POLICIES

The Group determines specific accounting policies and accounting estimates based on the characteristics of production and operational activities, mainly reflected in the accounting for allowance for accounts receivable (Note 3(12)), valuation of inventories (Note 3(4)), depreciation of fixed assets and oil and gas properties (Note 3(6), (7)), measurement of provisions (Note 3(16)), ie.

Principal accounting estimates and judgements of the Group are set out in Note 52.

(1)	Accounting treatment of business combination involving entities under common control and not under common control

(a)	Business combination involving entities under common control
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The assets and liabilities that the acquirer receives in the acquisition are accounted for at the acquiree’s carrying amount on the acquisition date. The difference between the carrying amount of the acquired net assets and the carrying amount of the consideration paid for the acquisition (or the total nominal value of shares issued) is recognised in the share premium of capital reserve, or the retained earnings in case of any shortfall in the share premium of capital reserve. Any costs directly attributable to the combination shall be recognised in profit or loss for the current period when occurred. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. The combination date is the date on which the acquirer effectively obtains control of the acquiree.

(b)	Business combination involving entities not under common control
A business combination involving entities or businesses not under common control is a business combination in which all of the combining entities or businesses are not ultimately controlled by the same party or parties both before and after the business combination. Difference between the consideration paid by the Group as the acquirer, comprises of the aggregate of the fair value at the acquisition date of assets given, liabilities incurred or assumed, and equity securities issued by the acquirer in exchange for control of the acquiree, and the Group’s interest in the fair value of the identifiable net assets of the acquiree, is recognised as goodwill (Note 3(9)) if it is an excess, otherwise in the profit or loss. The expense incurred for equity securities and debt securities issued as the consideration of the combination is recognised in the initial cost of the securities. Any other expense directly attributable to the business combination is recognised in the profit or loss for the year. The difference between the fair value and the book value of the assets given is recognised in profit or loss. The acquiree’s identifiable assets, liabilities and contingent liabilities, if satisfying the recognition criteria, are recognised by the Group at their fair value at the acquisition date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree.

(c)	Method for preparation of consolidated financial statements
The scope of consolidated financial statements is based on control and the consolidated financial statements comprise the Company and its subsidiaries. Control means an entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established. Therefore the opening balances and the comparative figures of the consolidated financial statements are restated. In the preparation of the consolidated financial statements, the subsidiary’s assets, liabilities and results of operations are included in the consolidated balance sheet and the consolidated income statement, respectively, based on their carrying amounts in the subsidiary’s financial statements, from the date that common control was established.

Where the Company acquires a subsidiary during the reporting year through a business combination involving entities not under common control, the identifiable assets, liabilities and results of operations of the subsidiaries are consolidated into consolidated financial statements from the date that control commences, based on the fair value of those identifiable assets and liabilities at the acquisition date.

Where the Company acquired a minority interest from a subsidiary’s minority shareholders, the difference between the investment cost and the newly acquired interest into the subsidiary’s identifiable net assets at the acquisition date is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. Where the Company partially disposed an investment of a subsidiary that do not result in a loss of control, the difference between the proceeds and the corresponding share of the interest into the subsidiary is adjusted to the capital reserve (capital surplus) in the consolidated balance sheet. If the credit balance of capital reserve (capital surplus) is insufficient, any excess is adjusted to retained profits.

In a business combination involving entities not under common control achieved in stages, the Group remeasures its previously held equity interest in the acquiree on the acquisition date. The difference between the fair value and the net book value is recognised as investment income for the year. If other comprehensive income was recognised regarding the equity interest previously held in the acquiree before the acquisition date, the relevant other comprehensive income is transferred to investment income in the period in which the acquisition occurs.

Where control of a subsidiary is lost due to partial disposal of the equity investment held in a subsidiary, or any other reasons, the group derecognises assets, liabilities, minority interests and other equity items related to the subsidiary. The remaining equity investment is remeasured to fair value at the date in which control is lost. The sum of consideration received from disposal of equity investment and the fair value of the remaining equity investment, net of the fair value of the Group’s previous share of the subsidiary’s identifiable net assets recorded from the acquisition date, is recognised in investment income in the period in which control is lost. Other comprehensive income related to the previous equity investment in the subsidiary, is transferred to investment income when control is lost.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1)	Accounting treatment of business combination involving entities under common control and not under common control (Continued)

(c)	Method for preparation of consolidated financial statements (Continued)
Minority interest is presented separately in the consolidated balance sheet within shareholders’ equity. Net profit or loss attributable to minority shareholders is presented separately in the consolidated income statement below the net profit line item.

The excess of the loss attributable to the minority interests during the period over the minority interests’ share of the equity at the beginning of the reporting period is deducted from minority interests.

Where the accounting policies and accounting period adopted by the subsidiaries are different from those adopted by the Company, adjustments are made to the subsidiaries’ financial statements according to the Company’s accounting policies and accounting period. Intra-group balances and transactions, and any unrealised profit or loss arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

The unrealised profit or loss arising from the sale of assets by the Company to its subsidiaries is eliminated in full against the net profit attributed to shareholders; the unrealised profit or loss from the sale of assets by subsidiaries to the Company is eliminated according to the distribution ratio between shareholders of the parent company and minority interests. For sale of assets that occurred between subsidiaries, the unrealised gains and losses is eliminated according to the distribution ratio for its subsidiaries seller between net profit attributable to shareholders of the parent company and minority interests.

(2)	Transactions in foreign currencies and translation of financial statements in foreign currencies
Foreign currency transactions are, on initial recognition, translated into Renminbi at the spot exchange rates quoted by the People’s Bank of China (“PBOC rates”) at the transaction dates.

Foreign currency monetary items are translated at the PBOC rates at the balance sheet date. Exchange differences, except for those directly related to the acquisition, construction or production of qualified assets, are recognised as income or expenses in the income statement. Non-monetary items denominated in foreign currency measured at historical cost are not translated. Non-monetary items denominated in foreign currency that are measured at fair value are translated using the exchange rates at the date when the fair value was determined. The difference between the translated amount and the original currency amount is recognised as other comprehensive income, if it is classified as available-for-sale financial assets; or charged to the income statement if it is measured at fair value through profit or loss.

The assets and liabilities of foreign operation are translated into Renminbi at the spot exchange rates at the balance sheet date. The equity items, excluding “Retained earnings”, are translated into Renminbi at the spot exchange rates at the transaction dates. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximates the spot exchange rates on the transaction dates. The resulting exchange differences are separately presented as other comprehensive income in the balance sheet within equity. Upon disposal of a foreign operation, the cumulative amount of the exchange differences recognised in which relate to that foreign operation is transferred to profit or loss in the year in which the disposal occurs.

(3)	Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, short-term and highly liquid investments which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(4)	Inventories
Inventories are initially measured at cost. Cost includes the cost of purchase and processing, and other expenditures incurred in bringing the inventories to their present location and condition. The cost of inventories is calculated using the weighted average method. In addition to the cost of purchase of raw material, work in progress and finished goods include direct labour and an appropriate allocation of manufacturing overhead costs.

At the balance sheet date, inventories are stated at the lower of cost and net realisable value.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs of completion and the estimated costs necessary to make the sale and relevant taxes. The net realisable value of materials held for use in the production is measured based on the net realisable value of the finished goods in which they will be incorporated. The net realisable value of the quantity of inventory held to satisfy sales or service contracts is measured based on the contract price. If the quantities held by the Group are more than the quantities of inventories specified in sales contracts, the net realisable value of the excess portion of inventories is measured based on general selling prices.

Inventories include raw materials, work in progress, semi-finished goods, finished goods and reusable materials. Reusable materials include low-value consumables, packaging materials and other materials, which can be used repeatedly but do not meet the definition of fixed assets. Reusable materials are amortised in full when received for use. The amounts of the amortisation are included in the cost of the related assets or profit or loss.

Inventories are recorded by perpetual method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments

(a)	Investment in subsidiaries
In the Group’s consolidated financial statements, investment in subsidiaries are accounted for in accordance with the principles described in Note 3(1)(c).

In the Company’s separate financial statements, long-term equity investments in subsidiaries are accounted for using the cost method. Except for cash dividends or profits distributions declared but not yet distributed that have been included in the price or consideration paid in obtaining the investments, the Company recognises its share of the cash dividends or profit distributions declared by the investee as investment income irrespective of whether these represent the net profit realised by the investee before or after the investment. Investments in subsidiaries are stated at cost less impairment losses (see Note 3(12)) in the balance sheet. At initial recognition, such investments are measured as follows:

The initial investment cost of a long-term equity investment obtained through a business combination involving entities under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. The difference between the initial investment cost and the carrying amounts of the consideration given is adjusted to share premium in capital reserve. If the balance of the share premium is insufficient, any excess is adjusted to retained earnings.

For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost comprises the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity securities issued by the Company, in exchange for control of the acquiree. For a long-term equity investment obtained through a business combination not involving enterprises under common control, if it is achieved in stages, the initial cost comprises the carrying value of previously-held equity investment in the acquiree immediately before the acquisition date, and the additional investment cost at the acquisition date.

An investment in a subsidiary acquired otherwise than through a business combination is initially recognised at actual purchase cost if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities, or at the value stipulated in the investment contract or agreement if an investment is contributed by investors.

(b)	Investment in jointly controlled entities and associates
A joint venture is an incorporated entity over which the Group, based on legal form, contractual terms and other facts and circumstances, has joint control with the other parties to the joint venture and rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the Group and the parties sharing control.

An associate is the investee that the Group has significant influence on their financial and operating policies. Significant influence represents the right to participate in the financial and operating policy decisions of the investee but is not control or joint control over the establishment of these policies. The Group generally considers the following circumstances in determining whether it can exercise significant influence over the investee: whether there is representative appointed to the board of directors or equivalent governing body of the investee; whether to participate in the investee’s policy-making process; whether there are significant transactions with the investees; whether there is management personnel sent to the investee; whether to provide critical technical information to the investee.

An investment in a jointly controlled entity or an associate is accounted for using the equity method, unless the investment is classified as held for sale (see Note 3(10)).

The initial cost of investment in jointly controlled entities and associates is stated at the consideration paid except for cash dividends or profits distributions declared but unpaid at the time of acquisition and therefore included in the consideration paid should be deducted if the investment is made in cash, or at the fair value of the non-monetary assets exchanged for the investment. The difference between the fair value of the non-monetary assets being exchanged and its carrying amount is charged to profit or loss.

The Group’s accounting treatments when adopting the equity method include:

Where the initial investment cost of a long-term equity investment exceeds the Group’s interest in the fair value of the investee’s identifiable net assets at the date of acquisition, the investment is initially recognised at the initial investment cost. Where the initial investment cost is less than the Group’s interest in the fair value of the investee’s identifiable net assets at the time of acquisition, the investment is initially recognised at the investor’s share of the fair value of the investee’s identifiable net assets, and the difference is charged to profit or loss.

After the acquisition of the investment, the Group recognises its share of the investee’s net profits or losses and other comprehensive income, as investment income or losses and other comprehensive income, and adjusts the carrying amount of the investment accordingly. Once the investee declares any cash dividends or profits distributions, the carrying amount of the investment is reduced by that attributable to the Group.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(5)	Long-term equity investments (Continued)

(b)	Investment in jointly controlled entities and associates (Continued)
The Group recognises its share of the investee’s net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee’s net identifiable assets at the time of acquisition. Under the equity accounting method, unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associates or jointly controlled entities. Unrealised losses resulting from transactions between the Group and its associates or jointly controlled entities are fully recognised in the event that there is an evidence of impairment.

The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that is in substance forms part of the Group’s net investment in the associate or the jointly controlled entity is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. However, if the Group has incurred obligations for additional losses and the conditions on recognition of provision are satisfied in accordance with the accounting standard on contingencies, the Group continues recognising the investment losses and the provision. Where net profits are subsequently made by the associate or jointly controlled entity, the Group resumes recognising its share of those profits only after its share of the profits equals the share of losses not recognised.

The Group adjusts the carrying amount of the long-term equity investment for changes in owners’ equity of the investee other than those arising from net profits or losses and other comprehensive income, and recognises the corresponding adjustment in capital reserve.

(c)	The impairment assessment method and provision accrual on investment
The impairment assessment and provision accrual on investments in subsidiaries, associates and jointly controlled enterprises are stated in Note 3(12).

(6)	Fixed assets and construction in progress
Fixed assets represent the tangible assets held by the Group using in the production of goods, rendering of services and for operation and administrative purposes with useful life over one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see Note 3(12)). Construction in progress is stated in the balance sheet at cost less impairment losses (see Note 3(12)).

The cost of a purchased fixed asset comprises the purchase price, related taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. The cost of self-constructed assets includes the cost of materials, direct labour, capitalised borrowing costs (see Note 3(19)), and any other costs directly attributable to bringing the asset to working condition for its intended use. Costs of dismantling and removing the items and restoring the site on which the related assets located are included in the initial cost.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided against construction in progress.

Where the individual component parts of an item of fixed asset have different useful lives or provide benefits to the Group in different patterns thus necessitating use of different depreciation rates or methods, each part is recognised as a separate fixed asset.

The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of fixed assets are recognised in profit or loss as incurred.

The Group terminates the recognition of an item of fixed asset when it is in a state of disposal or it is estimated that it is unable to generate any economic benefits through use or disposal. Gains or losses arising from the retirement or disposal of an item of fixed asset are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Other than oil and gas properties, the cost of fixed assets less residual value and accumulated impairment losses is depreciated using the straight-line method over their estimated useful lives, unless the fixed asset is classified as held for sale (see Note 3(10)). The estimated useful lives and the estimated rate of residual values adopted for respective classes of fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Plants and buildings	12-50 years	3%
Equipment, machinery and others	4-30 years	3%

Useful lives, residual values and depreciation methods are reviewed at least each year end.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(7)	Oil and gas properties
Oil and gas properties include the mineral interests in properties, wells and related support equipment arising from oil and gas exploration and production activities.

Costs of development wells and related support equipment are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. Exploratory well costs are charged to expenses upon the determination that the well has not found proved reserves. However, in the absence of a determination of the discovery of proved reserves, exploratory well costs are not carried as an asset for more than one year following completion of drilling. If, after one year has passed, a determination of the discovery of proved reserves cannot be made, the exploratory well costs are impaired and charged to expense. All other exploration costs, including geological and geophysical costs, are charged to profit or loss in the year as incurred.

The Group estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices. These estimated future dismantlement costs are discounted at credit-adjusted risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(8)	Intangible assets
Intangible assets, where the estimated useful life is finite, are stated in the balance sheet at cost less accumulated amortisation and provision for impairment losses (see Note 3(12)). For an intangible asset with finite useful life, its cost less estimated residual value and accumulated impairment losses is amortised on a straight-line basis over the expected useful lives, unless the intangible assets are classified as held for sale (see Note 3(10)).

An intangible asset is regarded as having an indefinite useful life and is not amortised when there is no foreseeable limit to the year over which the asset is expected to generate economic benefits for the Group.

Useful lives and amortisation methods are reviewed at least each year end.

(9)	Goodwill
The initial cost of goodwill represents the excess of cost of acquisition over the acquirer’s interest in the fair value of the identifiable net assets of the acquiree under the business combination involving entities not under common control.

Goodwill is not amortised and is stated at cost less accumulated impairment losses (see Note 3(12)). On disposal of an asset group or a set of asset groups, any attributable amount of purchased goodwill is written off and included in the calculation of the profit or loss on disposal.

(10)	Held for sale and discontinued operation
Non-current assets or disposal group that meet the following conditions will be classified as held for sale. (i) for the non-current assets or the disposal group, they can only be sold immediately in current condition, according to the usual terms of selling the assets or disposal group; (ii) the Group has made the resolution and obtain the appropriate approval on disposal of the non-current assets or the disposal group; (iii) the Group has signed an irrevocable transfer agreement with the transferee; (iv) the transfer will be completed within one year.

Non-current assets, except for financial assets and deferred tax assets that satisfy there cognition criteria for assets held for sale are stated at to the lower of carrying amount and the fair value less costs to sell. Any excess of the original carrying amount over the fair value less costs to sell is recognised as asset impairment loss.

The assets and liabilities in the non-current asset or disposal groups which have been classified as assets held for sale are classified as current assets and current liabilities, and are presented separately in the consolidated balance sheet.

A discontinued operation is a component of the Group that either has been disposed of, or is classified as held for sale, can be clearly distinguished operationally and for financial reporting purposes from the rest of the Group and (i) represents a separate major line of business or geographical area of operations, (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or (iii) is a subsidiary acquired exclusively with a view to resale.

(11)	Financial Instruments
Financial instruments of the Group include cash and cash equivalents, bond investments, equity securities other than long-term equity investments, receivables, derivative financial instruments, payables, loans, bonds payable, and share capital, etc.

(a)	Classification, recognition and measurement of financial instruments
The Group recognises a financial asset or a financial liability on its balance sheet when the Group enters into and becomes a party to the underlining contract of the financial instrument.

The Group classifies financial assets and liabilities into different categories at initial recognition based on the purpose of acquiring assets and assuming liabilities: financial assets and financial liabilities at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and other financial liabilities.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(a)	Classification, recognition and measurement of financial instruments (Continued)
Financial assets and financial liabilities are initially recognised at fair value. For financial asset or financial liability of which the change in its fair value is recognised in profit or loss, the relevant transaction cost is recognised in profit or loss. The transaction costs for other financial assets or financial liabilities are included in the initially recognised amount. Subsequent to initial recognition financial assets and liabilities are measured as follows:

—	Financial asset or financial liability with change in fair value recognised through profit or loss

A financial asset or financial liability is classified as at fair value through profit or loss if it is acquired or incurred principally for the purpose of selling or repurchasing in the near term or if it is a derivative, unless the derivative is a designated and effective hedging instrument, or a financial guarantee contract, or a derivative that is linked to and must be settled by delivery of an unquoted equity instrument (without a quoted price from an active market) whose fair value cannot be reliably measured. These financial instruments are initially measured at fair value with subsequently changes in fair value recognised in profit or loss. Subsequent to initial recognition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

—	Loans and Receivables

Loans and Receivables are non-derivative financial assets with fixed or determinable recoverable amount and with no quoted price in active market. After the initial recognition, loans and receivables are measured at amortised cost using the effective interest rate method.

—	Held-to-maturity investment

Held-to-maturity investment includes non-derivative financial assets with fixed or determinable recoverable amount and fixed maturity that the Group has the positive intention and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method.

—	Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated as available for sales and other financial assets which do not fall into any of the above categories.

Available-for-sale financial assets whose fair value cannot be measured reliably are measured at cost subsequent to initial recognition. Other than the above equity instrument investments whose fair values cannot be measured reliably, other available-for-sale financial assets are initially stated at fair values. The gains or losses arising from changes in the fair value are directly recognised in equity, except for the impairment losses and exchange differences from monetary financial assets denominated in foreign currencies, which are recognised in profit or loss. The cumulative gains and losses previously recognised in equity are transferred to profit or loss when the available-for-sale financial assets are derecognised. Dividend income from these equity instruments is recognised in profit or loss when the investee declares the dividends. Interest on available-for-sale financial assets calculated using the effective interest rate method is recognised in profit or loss (see Note 3(17) (c)).

—	Other financial liabilities

Financial liabilities other than the financial liabilities at fair value through profit or loss are classified as other financial liabilities.

Other financial liabilities include the liabilities arising from financial guarantee contracts. Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the holder) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Where the Group issues a financial guarantee, subsequent to initial recognition, the guarantee is measured at the higher of the amount initially recognised less accumulated amortisation and the amount of a provision determined in accordance with the principles of contingencies (see Note 3(16)).

Except for the other financial liabilities described above, subsequent to initial recognition, other financial liabilities are measured at amortised cost using the effective interest method.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(b)	Disclosure of financial assets and financial liabilities
In the balance sheet, financial assets and liabilities are not offset unless all the following conditions are met:

—	the Group has a legally enforceable right to set off financial assets against financial liabilities; and

—	the Group intends to settle the financial assets and liabilities on a net basis, or to realise the assets and settle the liabilities simultaneously.

(c)	Determination of fair value
If there is an active market for a financial asset or financial liability, the quoted price in the active market is used to establish the fair value of the financial asset or financial liability.

If no active market exists for a financial instrument, a valuation technique is used to establish the fair value. Valuation techniques include using arm’s length market transactions between knowledge, and willing parties; reference to the current fair value of other instrument that is substantially the same; discounted cash flows and option pricing model. The Group calibrates the valuation technique and tests it for validity periodically.

(d)	Hedge accounting
Hedge accounting is a method which recognises the offsetting effects on profit or loss of changes in the fair values of the hedging instrument and the hedged item in the same accounting period(s).

Hedged items are the items that expose the Group to risks of changes in fair value or future cash flows and that are designated as being hedged. The Group’s hedged items include fixed-rate borrowings that expose the Group to risk of changes in fair values, floating rate borrowings that expose the Group to risk of variability in cash flows, and a forecast transaction that is settled with a fixed amount of foreign currency and expose the Group to foreign currency risk, and a forecast transaction that is settled with an undetermined future market price and exposes the Group to risk of variability in cash flows, etc.

A hedging instrument is a designated derivative whose changes in fair value or cash flows are expected to offset changes in the fair value or cash flows of the hedged item.

The hedge is assessed by the Group for effectiveness on an ongoing basis and determined to have been highly effective throughout the accounting periods for which the hedging relationship was designated. The Group uses a ratio analysis to assess the subsequent effectiveness of a cash flow hedge, and uses a regression analysis to assess the subsequent effectiveness of a fair value hedge.

—	Cash flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in shareholders’ equity as a separate component. That effective portion is adjusted to the lesser of the following (in absolute amounts):

—	the cumulative gain or loss on the hedging instrument from inception of the hedge;

—	the cumulative change in present value of the expected future cash flows on the hedged item from inception of the hedge.

The portion of the gain or loss on the hedging instrument that is determined to be an ineffective hedge is recognised in profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset, the associated gain or loss is removed from shareholders’ equity, included in the initial cost of the non-financial asset, and recognised in profit or loss in the same year during which the non-financial asset affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is removed from equity and recognised in profit or loss in the same period during which the financial asset or financial liability affects profit or loss. However, if the Group expects that all or a portion of a net loss recognised directly in shareholders’ equity will not be recovered in future accounting periods, it reclassifies the amount that is not expected to be recovered into profit or loss.

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is removed from shareholders’ equity and recognised in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting, the Group will discontinue the hedge accounting treatments prospectively. In this case, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall not be reclassified into profit or loss and is recognised in accordance with the above policy when the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the gain or loss on the hedging instrument that remains recognised directly in shareholders’ equity from the period when the hedge was effective shall be reclassified into profit or loss immediately.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(d)	Hedge accounting (Continued)

—	Fair value hedges

A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

—	Hedge of net investment in foreign operation

A hedge of a net investment in a foreign operation is a hedge of the exposure to foreign exchange risk associated with a net investment in a foreign operation. The portion of the gain or loss on a hedging instrument that is determined to be an effective hedge is recognised directly in equity as a separate component until the disposal of the foreign operation, at which time the cumulative gain or loss recognised directly in equity is recognised in profit or loss. The ineffective portion is recognised immediately in profit or loss.

(e)	Convertible bonds

—	Convertible bonds that contain an equity component

Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

Subsequent to initial recognition, the liability component of a convertible corporate bond is measured at amortised cost using the effective interest method, unless it is designated at fair value through profit or loss. The equity component of a convertible corporate bond is not re-measured subsequent to initial recognition.

If the convertible corporate bond is converted, the liability component, together with the equity component, is transferred to share capital and capital reserve (share premium). If the convertible corporate bond is redeemed, the consideration paid for the redemption, together with the transaction costs that relate to the redemption, are allocated to the liability and equity components. The difference between the allocated and carrying amounts is charged to profit or loss if it relates to the liability component or is directly recognised in equity if it relates to the equity component.

—	Other convertible bonds

Convertible bonds issued with a cash settlement option and other embedded derivative features are split into liability and derivative components.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in profit or loss.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in profit or loss. The liability component is subsequently carried at amortised cost using the effective interest method until extinguished on conversion or redemption. Both the liability and the related derivative components are presented together for financial statements reporting purposes.

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amount of both components is recognised in profit or loss.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(11)	Financial Instruments (Continued)

(f)	Derecognition of financial assets and financial liabilities
The Group derecognises a financial asset when the contractual right to receive cash flows from the financial asset expires, or where the Group transfers substantially all risks and rewards of ownership of the financial asset, or where the Group neither transfers nor retains substantially all risks and rewards of ownership of the financial asset but the Group gives up the control of a financial asset.

On derecognition of a financial asset, the difference between the following amounts is recognised in profit or loss:

—	the carrying amounts; and

—	the sum of the consideration received and any cumulative gain or loss that had been recognised directly in equity.

Where the obligations for financial liabilities are completely or partially discharged, the entire or parts of financial liabilities are derecognised.

(12)	Impairment of financial assets and non-financial long-term assets

(a)	Impairment of financial assets
The carrying amount of financial assets (except those financial assets stated at fair value with changes in the fair values charged to profit or loss) are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, impairment loss is provided.

Objective evidences of impairment include but not limited to:

(i)	significant financial difficulty of the debtor;

(ii)	a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

(iv)	due to the significant financial difficulty of the debtor, financial assets is unable to be traded in active market;

(v)	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and the cost of investment may not be recoverable; and

(vi)	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

—	Receivables and held-to-maturity investments

Receivables are assessed for impairment on the combination of an individual basis and the aging analysis.

Held-to-maturity investments are assessed for impairment on an individual basis.

Where impairment is assessed on an individual basis, an impairment loss in respect of a receivable or held-to-maturity investment is calculated as the excess of its carrying amount over the present value of the estimated future cash flows (exclusive of future credit losses that have not been incurred) discounted at the original effective interest rate. All impairment losses are recognised in profit or loss.

Impairment loss on receivables and held-to-maturity investments is reversed in profit or loss if evidence suggests that the financial assets’ carrying amounts have increased and the reason for the increase is objectively as a result of an event occurred after the recognition of the impairment loss. The reversed carrying amount shall not exceed the amortised cost if the financial assets had no impairment recognised.

—	Available-for-sale financial assets

Available-for-sale financial assets are assessed for impairment on an individual basis. Objective evidence of impairment for equity instruments classified as available-for-sale includes information about significant but not temporary decline in the fair value of the equity investment instrument below its cost. The Group assesses equity instruments classified as available-for-sale separately at the end of each reporting period, it will be considered as impaired if the fair value of the equity instrument at reporting date is less than its initial investment cost over 50% (including 50%) or the duration of the fair value below its initial investment cost is more than one (including one) year, if the fair value of the equity instrument at reporting date is less than its initial investment cost over 20% (including 20%) but below 50%, other related factors such as price volatility will be taken into consideration to assess if it is impaired.

When available-for-sale financial assets measured at fair value are impaired, despite not being derecognised, the cumulative losses resulted from the decrease in fair value which had previously been recognised directly in shareholders’ equity, are reversed and charged to profit or loss.

When available-for-sale financial assets measured at cost are impaired, the differences between the book value and the discounted present value with the market return of similar financial assets are charged to profit or loss.

Impairment loss of available-for-sale debt instrument is reversed, if the reason for the subsequent increase in fair value is objectively as a result of an event occurred after the recognition of the impairment loss. Impairment loss for available-for-sale equity instrument is not reversed through profit or loss. Impairment loss for available-for-sale financial assets measured by the cost cannot be reversed in the following period.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(12)	Impairment of financial assets and non-financial long-term assets (Continued)

(b)	Impairment of other non-financial long-term assets
Internal and external sources of information are reviewed at each balance sheet date for indications that the following assets, including fixed assets, oil and gas properties, construction in progress, goodwill, intangible assets and investments in subsidiaries, associates and jointly controlled entities may be impaired.

Assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The recoverable amounts of goodwill and intangible assets with uncertain useful lives are estimated annually no matter there are any indications of impairment. Goodwill is tested for impairment together with related asset units or groups of asset units.

An asset unit is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets. An asset unit comprises related assets that generate associated cash inflows. In identifying an asset unit, the Group primarily considers whether the asset unit is able to generate cash inflows independently as well as the management style of production and operational activities, and the decision for the use or disposal of asset.

The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows generated by the asset (or asset unit, set of asset units).

Fair value less costs to sell of an asset is based on its selling price in an arm’s length transaction less any direct costs attributable to the disposal. Present value of expected future cash flows is the estimation of future cash flows to be generated from the use of and upon disposal of the asset, discounted at an appropriate pre-tax discount rate over the asset’s remaining useful life.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is recognised as an impairment loss in profit or loss. A provision for impairment loss of the asset is recognised accordingly. Impairment losses related to an asset unit or a set of asset units first reduce the carrying amount of any goodwill allocated to the asset unit or set of asset units, and then reduce the carrying amount of the other assets in the asset unit or set of asset units on a pro rata basis. However, the carrying amount of an impaired asset will not be reduced below the highest of its individual fair value less costs to sell (if determinable), the present value of expected future cash flows (if determinable) and zero.

Impairment losses for assets are not reversed.

(13)	Long-term deferred expenses
Long-term deferred expenses are amortised on a straight-line basis over their beneficial periods.

(14)	Employee benefits
Employee benefits are all forms of considerations and compensation given in exchange for services rendered by employees, including short term compensation, post-employment benefits, termination benefits and other long term employee benefits.

(a)	Short term compensation
Short term compensation includes salaries, bonuses, allowances and subsidies, employee benefits, medical insurance premiums, work-related injury insurance premium, maternity insurance premium, contributions to housing fund, unions and education fund and short-term absence with payment etc. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the short term compensation actually incurred as a liability and charged to the cost of an asset or to profit or loss in the same period, and non-monetary benefits are valued with the fair value.

(b)	Post-employment benefits
The Group classifies post-employment benefits into either Defined Contribution Plan (DC plan) or Defined Benefit Plan (DB plan). DC plan means the Group only contributes a fixed amount to an independent fund and no longer bears other payment obligation; DB plan is post-employment benefits other than DB. In this reporting period, the post-employment benefits of the Group primarily comprise basic pension insurance and unemployment insurance and both of them are DC plans.

Basic pension insurance

Employees of the Group participate in the social insurance system established and managed by local labor and social security department. The Group makes basic pension insurance to the local social insurance agencies every month, at the applicable benchmarks and rates stipulated by the government for the benefits of its employees. After the employees retire, the local labor and social security department has obligations to pay them the basic pension. When an employee has rendered service to the Group during an accounting period, the Group shall recognise the accrued amount according to the above social security provisions as a liability and charged to the cost of an asset or to profit or loss in the same period.

(c)	Termination benefits
When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss under the conditions of both the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(15)	Income tax
Current tax and deferred tax are recognised in profit or loss except to the extent that they relate to business combinations and items recognised directly in equity (including other comprehensive income).

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, plus any adjustment to tax payable in respect of previous years.

At the balance sheet date, current tax assets and liabilities are offset if the Group has a legally enforceable right to set them off and also intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are recognised based on deductible temporary differences and taxable temporary differences respectively. Temporary difference is the difference between the carrying amounts of assets and liabilities and their tax bases including unused tax losses and unused tax credits able to be utilised in subsequent years. Deferred tax assets are recognised to the extent that it is probable that future taxable income will be available to offset the deductible temporary differences.

Temporary differences arise in a transaction, which is not a business combination, and at the time of transaction, does not affect accounting profit or taxable profit (or unused tax losses), will not result in deferred tax. Temporary differences arising from the initial recognition of goodwill will not result in deferred tax.

At the balance sheet date, the amounts of deferred tax recognised is measured based on the expected manner of recovery or settlement of the carrying amount of the assets and liabilities, using tax rates that are expected to be applied in the period when the asset is recovered or the liability is settled in accordance with tax laws.

The carrying amount of deferred tax assets is reviewed at each balance sheet date. If it is unlikely to obtain sufficient taxable income to offset against the benefit of deferred tax asset, the carrying amount of the deferred tax assets is written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

At the balance sheet date, deferred tax assets and liabilities are offset if all the following conditions are met:

—	the taxable entity has a legally enforceable right to offset current tax assets and current tax liabilities; and

—	they relate to income taxes levied by the same tax authority on either:

—	the same taxable entity; or

—
different taxable entities which either to intend to settle the current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

(16)	Provisions
Provisions are recognised when the Group has a present obligation as a result of a contingent event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made. Where the effect of time value of money is material, provisions are determined by discounting the expected future cash flows.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest costs, is reflected as an adjustment to the provision of oil and gas properties.

(17)	Revenue recognition
Revenue is the gross inflow of economic benefits arising in the course of the Group’s normal activities when the inflows result in increase in shareholder’s equity, other than increase relating to contributions from shareholders. Revenue is recognised in profit or loss when it is probable that the economic benefits will flow to the Group, the revenue and costs can be measured reliably and the following respective conditions are met.

(a)	Revenues from sales of goods
Revenue from the sales of goods is recognised when all of the general conditions stated above and following conditions are satisfied:

—	the significant risks and rewards of ownership and title have been transferred to buyers; and

—	the Group does not retain the management rights, which is normally associated with owner, on goods sold and has no control over the goods sold.

Revenue from the sales of goods is measured at fair value of the considerations received or receivable under the sales contract or agreement.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(17)	Revenue recognition (Continued)

(b)	Revenues from rendering services
The Group determines the revenue from the rendering of services according to the fair value of the received or to-be received price of the party that receives the services as stipulated in the contract or agreement.

At the balance sheet date, when the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the proportion of services performed to date to the total services to be performed.

When the outcome of rendering the services cannot be estimated reliably, revenues are recognised only to the extent that the costs incurred are expected to be recoverable. If the costs of rendering of services are not expected to be recoverable, the costs are recognised in profit or loss when incurred, and revenues are not recognised.

(c)	Interest income
Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable effective interest rate.

(18)	Government grants
Government grants are the gratuitous monetary assets or non-monetary assets that the Group receives from the government, excluding capital injection by the government as an investor. Special funds such as investment grants allocated by the government, if clearly defined in official documents as part of “capital reserve” are dealt with as capital contributions, and not regarded as government grants.

Government grants are recognised when there is reasonable assurance that the grants will be received and the Group is able to comply with the conditions attaching to them. Government grants in the form of monetary assets are recorded based on the amount received or receivable, whereas non-monetary assets are measured at fair value.

Government grants received in relation to assets are recorded as deferred income, and recognised evenly in profit or loss over the assets’ useful lives. Government grants received in relation to revenue are recorded as deferred income, and recognised as income in future periods as compensation when the associated future expenses or losses arise; or directly recognised as income in the current period as compensation for past expenses or losses.

(19)	Borrowing costs
Borrowing costs incurred on borrowings for the acquisition, construction or production of qualified assets are capitalised into the cost of the related assets.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(20)	Repairs and maintenance expenses
Repairs and maintenance (including overhauling expenses) expenses are recognised in profit or loss when incurred.

(21)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations is expensed as incurred. Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(22)	Research and development costs
Research and development costs are recognised in profit or loss when incurred.

(23)	Operating leases
Operating lease payments are charged as expenses on a straight-line basis over the period of the respective leases.

(24)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorised and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

3	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(25)	Related parties
If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control, joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Where enterprises are subject to state control but are otherwise unrelated, they are not related parties. Related parties of the Group and the Company include, but not limited to:

(a)	the holding company of the Company;

(b)	the subsidiaries of the Company;

(c)	the parties that are subject to common control with the Company;

(d)	investors that have joint control or exercise significant influence over the Group;

(e)	enterprises or individuals if a party has control, joint control over both the enterprises or individuals and the Group;

(f)	jointly controlled entities of the Group, including subsidiaries of the jointly controlled entities;

(g)	associates of the Group, including subsidiaries of the associates;

(h)	principle individual investors of the Group and close family members of such individuals;

(i)	key management personnel of the Group, and close family members of such individuals;

(j)	key management personnel of the Company’s holding company;

(k)	close family members of key management personnel of the Company’s holding company; and

(l)	an entity which is under control, joint control of principle individual investor, key management personnel or close family members of such individuals.

(26)	Segment reporting
Reportable segments are identified based on operating segments which are determined based on the structure of the Group’s internal organisation, management requirements and internal reporting system. An operating segment is a component of the Group that meets the following respective conditions:

—	engage in business activities from which it may earn revenues and incur expenses;

—	whose operating results are regularly reviewed by the Group’s management to make decisions about resource to be allocated to the segment and assess its performance; and

—	for which financial information regarding financial position, results of operations and cash flows are available.

Inter-segment revenues are measured on the basis of actual transaction price for such transactions for segment reporting, and segment accounting policies are consistent with those for the consolidated financial statements.

4	TAXATION

Major types of tax applicable to the Group are income tax, consumption tax, resources tax, value added tax, special oil income levy, city construction tax, education surcharge and local education surcharge.

Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

Products	Effective from 1 January 2009 (RMB/Ton)	Effective from 29 November 2014 (RMB/Ton)	Effective from 13 December 2014 (RMB/Ton)	Effective from 13 January 2015 (RMB/Ton)
Gasoline	1,388.00	1,554.56	1,943.20	2,109.76
Diesel	940.80	1,105.44	1,293.60	1,411.20
Naphtha	1,385.00	1,551.20	1,939.00	2,105.20
Solvent oil	1,282.00	1,435.84	1,794.80	1,948.64
Lubricant oil	1,126.00	1,261.12	1,576.40	1,711.52
Fuel oil	812.00	954.10	1,116.50	1,218.00
Jet fuel oil	996.80	1,171.24	1,370.60	1,495.20

The resources tax rate has been raised from 5% to 6% from 1 December 2014, the mineral resources compensation fee of crude oil and natural gas has been decreased from 1% to zero at the same time. Land-use tax has been zero before 1 July 2015, and it has decreased by 50% compared with its original tax rate afterwards.

Value added tax rate for liquefied petroleum gas, natural gas and certain agricultural products is 13% and that for other products is 17%.

In accordance with PRC new rules and regulations, the threshold above which special oil income levy was imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) has been raised from USD 55 per barrel to USD 65 per barrel from 1 January 2015.

5	CASH AT BANK AND ON HAND

The Group

	At 31 December 2015			At 31 December 2014
	Original currency	Exchange	RMB	Original currency	Exchange	RMB
	million	rates	million	million	rates	million
Cash on hand
Renminbi			16			30
Cash at bank
Renminbi			40,921			5,064
US Dollars	1,412	6.4936	9,168	105	6.1190	643
Hong Kong Dollars	96	0.8378	80	70	0.7889	55
Japanese Yen	141	0.0539	8	145	0.0514	7
Euro	1	7.0952	9	2	7.4556	15
Others			52			65
			50,254			5,879
Deposits at related parities
Renminbi			14,290			2,247
US Dollars	609	6.4936	3,962	321	6.1190	1,968
Euro	4	7.0952	30	1	7.4556	6
Hong Kong Dollars	25	0.8378	21	—	0.7889	—
Total			68,557			10,100

Deposits at related parties represent deposits placed at Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited. Deposits interest is calculated based on market rate.

At 31 December 2015, time deposits with financial institutions of the Group amounted to RMB 733 million (2014: RMB 745 million).

At 31 December 2015, structured deposits with financial institutions of the Group amounted to RMB 25,380 million.

6	BILLS RECEIVABLE

Bills receivable represents mainly the bills of acceptance issued by banks for sales of goods and products.

At 31 December 2015, the Group’s outstanding endorsed or discounted bills (with recourse) amounted to RMB 5,352 million (2014: RMB 4,427 million).

7	ACCOUNTS RECEIVABLE

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	24,222	19,917
Amounts due from Sinopec Group Company and fellow subsidiaries	18,672	20,188	677	1,587
Amounts due from associates and jointly controlled entities	3,734	5,290	1,980	2,161
Amounts due from others	34,245	65,883	2,771	1,494
	56,651	91,361	29,650	25,159
Less: Allowance for doubtful accounts	525	530	138	128
Total	56,126	90,831	29,512	25,031

Ageing analysis on accounts receivable is as follows:

	The Group
	At 31 December 2015				At 31 December 2014
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	55,369	97.8	7	—	90,069	98.6	13	—
Between one and two years	750	1.3	35	4.7	743	0.8	23	3.1
Between two and three years	59	0.1	23	39.0	78	0.1	25	32.1
Over three years	473	0.8	460	97.3	471	0.5	469	99.6
Total	56,651	100.0	525		91,361	100.0	530
	The Company
	At 31 December 2015				At 31 December 2014
	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance	Amount	Percentage to total accounts receivable	Allowance	Percentage of allowance to accounts receivable balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	24,578	82.8	—	—	22,326	88.7	—	—
Between one and two years	2,809	9.5	12	0.4	2,668	10.6	3	0.1
Between two and three years	2,125	7.2	2	0.1	45	0.2	8	17.8
Over three years	138	0.5	124	89.9	120	0.5	117	97.5
Total	29,650	100.0	138		25,159	100.0	128

At 31 December 2015 and 2014, the total amounts of the top five accounts receivable of the Group are set out below:

	At 31 December	At 31 December
	2015	2014
Total amount (RMB million)	20,975	34,363
Percentage to the total balance of accounts receivable	37.0%	37.6%
Allowance for doubtful accounts	—	—

During the year ended 31 December 2015 and 2014, the Group and the Company had no individually significant accounts receivable been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2015 and 2014, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2015 and 2014, the Group and the Company had no individually significant accounts receivable that aged over three years.

8	OTHER RECEIVABLES

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Amounts due from subsidiaries	—	—	61,621	199,783
Amounts due from Sinopec Group Company and fellow subsidiaries	2,694	2,671	2,229	978
Amounts due from associates and jointly controlled entities	308	725	4	94
Amounts due from others	19,842	27,328	2,029	1,695
	22,844	30,724	65,883	202,550
Less: Allowance for doubtful accounts	1,392	1,473	1,263	1,316
Total	21,452	29,251	64,620	201,234

Ageing analysis of other receivables is as follows:

	The Group
	At 31 December 2015				At 31 December 2014
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	20,066	87.9	2	—	27,717	90.2	—	—
Between one and two years	484	2.1	9	1.9	514	1.7	17	3.3
Between two and three years	211	0.9	14	6.6	525	1.7	55	10.5
Over three years	2,083	9.1	1,367	65.6	1,968	6.4	1,401	71.2
Total	22,844	100.0	1,392		30,724	100.0	1,473

	The Company
	At 31 December 2015				At 31 December 2014
	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance	Amount	Percentage to total other receivables	Allowance	Percentage of allowance to other receivables balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	43,852	66.6	—	—	185,534	91.6	—	—
Between one and two years	5,341	8.1	1	—	14,792	7.3	2	—
Between two and three years	14,787	22.4	2	—	573	0.3	3	0.5
Over three years	1,903	2.9	1,260	66.2	1,651	0.8	1,311	79.4
Total	65,883	100.0	1,263		202,550	100.0	1,316

At 31 December 2015 and 2014, the total amounts of the top five other receivables of the Group are set out below:

	At 31 December	At 31 December
	2015	2014
Total amount (RMB million)	8,095	12,522
Ageing	Within one year	Within one year
Percentage to the total balance of other receivables	35.4%	40.8%
Allowance for doubtful accounts	—	—

During the year ended 31 December 2015 and 2014, the Group and the Company had no individually significant other receivables been fully or substantially provided allowance for doubtful accounts.

During the year ended 31 December 2015 and 2014, the Group and the Company had no individually significant write-off or recovery of doubtful debts which had been fully or substantially provided for in prior years.

At 31 December 2015 and 2014, the Group and the Company had no individually significant other receivables that aged over three years.

9	PREPAYMENTS

	The Group		The Company
	At 31 December	At 31 December	At 31 December	At 31 December
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Amounts to subsidiaries	—	—	690	1,091
Amounts to Sinopec Group Company and fellow subsidiaries	86	66	50	19
Amounts to associates and jointly controlled entities	47	105	—	1
Amounts to others	2,809	3,658	572	865
	2,942	3,829	1,312	1,976
Less: Allowance for doubtful accounts	23	49	16	14
Total	2,919	3,780	1,296	1,962

Ageing analysis of prepayments is as follows:

	The Group
	At 31 December 2015				At 31 December 2014
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	2,825	96.0	—	—	3,511	91.7	1	—
Between one and two years	82	2.8	—	—	69	1.8	1	1.4
Between two and three years	6	0.2	1	16.7	147	3.8	5	3.4
Over three years	29	1.0	22	75.9	102	2.7	42	41.2
Total	2,942	100.0	23		3,829	100.0	49

	The Company
	At 31 December 2015				At 31 December 2014
	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance	Amount	Percentage to total prepayments	Allowance	Percentage of allowance to prepayments balance
	RMB million	%	RMB million	%	RMB million	%	RMB million	%
Within one year	1,072	81.7	—	—	1,821	92.2	—	—
Between one and two years	141	10.7	—	—	80	4.0	—	—
Between two and three years	43	3.3	1	2.3	65	3.3	5	7.7
Over three years	56	4.3	15	26.8	10	0.5	9	90.0
Total	1,312	100.0	16		1,976	100.0	14

At 31 December 2015 and 2014, the total amounts of the top five prepayments of the Group are set out below:

	At 31 December	At 31 December
	2015	2014
Total amount (RMB million)	1,202	757
Percentage to the total balance of prepayments	40.9%	19.8%

10	INVENTORIES

The Group

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Raw materials	59,313	95,298
Work in progress	22,736	22,728
Finished goods	66,300	71,959
Spare parts and consumables	1,551	1,841
	149,900	191,826
Less: Provision for diminution in value of inventories	4,402	3,603
Total	145,498	188,223

Provision for diminution in value of inventories is mainly against work in progress and finished goods. For the year ended 31 December 2015, the provision for diminution in value of inventories of the Group was primarily due to the costs of work in progress of the refining segment and finished goods of the marketing segment were higher than their net realisable value.

11	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Equity securities, listed and at quoted market price	261	183
Other investment, unlisted and at cost (i)	10,094	714
	10,355	897
Less: Impairment loss for investments	29	29
Total	10,326	868

Other investment, unlisted and at cost, represents the Group’s interests in privately owned enterprises which are mainly engaged in oil and natural gas activities and chemical production.

The impairment losses relating to investments for the year ended 31 December 2015 amounted to nil (2014: nil).

Note:

(i)
The Group acquired 10% share of Public-Stock Company Sibur Holdings (「Sibur」) for a consideration of USD 1,338 million (approximately RMB 8,725 million) in December 2015. Sibur is registered in Russia, mainly engaged in business of natural gas processing and petrochemical products.

12	LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in jointly controlled entities	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2015	48,474	32,140	(21)	80,593
Additions for the year	113	3,480	—	3,593
Share of profits less losses under the equity method	4,726	3,355	—	8,081
Change of other comprehensive loss under the equity method	(2,729)	(2,627)	—	(5,356)
Other equity movement under the equity method	6	—	—	6
Dividends declared	(1,595)	(1,108)	—	(2,703)
Disposals for the year	(150)	(117)	—	(267)
Reclassification(ii)	(5,394)	5,394	—	—
Other movements	(133)	(188)	—	(321)
Movement of provision for impairment	—	—	(656)	(656)
Balance at 31 December 2015	43,318	40,329	(677)	82,970

The Company

	Investments in subsidiaries	Investments in jointly controlled entities	Investments in associates	Provision for impairment losses	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2015	172,056	13,319	11,913	(7,657)	189,631
Additions for the year	30,394	71	479	—	30,944
Share of profits less losses under the equity method	—	1,590	1,781	—	3,371
Change of other comprehensive income under the equity method	—	—	14	—	14
Dividends declared	—	(918)	(200)	—	(1,118)
Disposals for the year	(3,612)	—	—	—	(3,612)
Investments transferred to subsidiaries	222	(222)	—	—	—
Balance at 31 December 2015	199,060	13,840	13,987	(7,657)	219,230

For the year 2015, the Group and the Company had no individually significant long-term investment impairment.

Details of the Company’s principal subsidiaries are set out in Note 53.

Significant restriction of long-term equity investments of the Group’s cash does not exist.

12	LONG-TERM EQUITY INVESTMENTS (Continued)

Principal jointly controlled entities and associates are as follows:

(a)	Principal jointly controlled entities and associates

Name of investees	Principal place of business	Register location	Legal representative	Principal activities	Registered capital RMB million	Percentage of equity/voting right directly or indirectly held by the Company
1. Jointly controlled entities
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF “) (i)	Saudi Arabia	Saudi Arabia	NA	Petroleum refining and processing	1,560 million USD	37.50%
BASF-YPC Company Limited (“BASF-YPC”)	PRC	Jiangsu Province	Wang Jingyi	Manufacturing and distribution of petrochemical products	12,547	40.00%
Taihu Limited (“Taihu”)	Russia	Cyprus	NA	Crude oil and natural gas extraction	25,000 USD	49.00%
Mansarovar Energy Colombia Ltd. (“Mansarovar “)	Colombia	British Bermuda	NA	Crude oil and natural gas extraction	12,000 USD	50.00%
2. Associates
Sinopec Finance Company Limited (“Sinopec Finance”)	PRC	Beijing	Liu Yun	Provision of non-banking financial services	10,000	49.00%
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	PRC	Beijing	Sun Li	Marketing and distribution of refined petroleum products	3,800	29.00%
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	PRC	Inner Mongolia	Li Fuyou	Manufacturing of coal-chemical products	16,000	38.75%
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chemical”)	PRC	Shanghai	Wang Zhiqing	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	2,372	38.26%
Caspian Investments Resources Ltd.(“CIR”) (ii)	The Republic of Kazakhstan	British Virgin Islands	NA	Crude oil and natural gas extraction	10,000 USD	50.00%

All the jointly controlled entities and associates above are limited companies.

Note:

(i)
Pursuant to the resolution passed at the Directors’ meeting held on 31 October 2014 and the purchase agreement entered into with relevant vendors, the Group completed the acquisition from the Sinopec Group Company a 37.5% equity interests in YASREF for a consideration of approximately USD 562 million (approximately RMB 3,439 million) and also injected capital of approximately USD 199 million (approximately RMB 1,216 million) to YASREF on 31 December 2014.

(ii)
In August 2015, one of the subsidiaries of Sinopec Group Company completed the acquisition from LUKOIL OVERSEAS WEST PROJECT Ltd. a 50% equity interests in CIR and revised CIR’s Articles of Association subsequently. According to the revised CIR’s Articles of Association, the Group retained significant influences over CIR. As a result, the Group reclassified the investment interest in CIR from joint ventures to associates.

12	LONG-TERM EQUITY INVESTMENTS (Continued)

(b)	Major financial information of principal joint ventures

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	YASREF		BASF-YPC		Taihu		Mansarovar		CIR(ii)
	At 31 December 2015	At 31 December 2014	At 31 December 2015	At 31 December 2014	At 31 December 2015	At 31 December 2014	At 31 December 2015	At 31 December 2014	At 31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	4,171	2,662	488	1,112	78	117	262	580	4,873
Other current assets	5,965	1,446	4,765	5,879	2,243	2,886	759	328	1,881
Total current assets	10,136	4,108	5,253	6,991	2,321	3,003	1,021	908	6,754
Non-current assets	54,027	49,222	15,543	17,209	5,662	7,995	7,433	9,702	13,078
Current liabilities
Current financial liabilities (iii)	(3,362)	—	(2,005)	(3,318)	(2,315)	(1,228)	—	—	(272)
Other current liabilities	(7,886)	(3,160)	(1,864)	(2,235)	(1,088)	(1,742)	(767)	(860)	(851)
Total current liabilities	(11,248)	(3,160)	(3,869)	(5,553)	(3,403)	(2,970)	(767)	(860)	(1,123)
Non-current liabilities
Non-current financial liabilities(iv)	(39,214)	(37,029)	(3,113)	(4,019)	(26)	(2,905)	—	—	(680)
Other non-current liabilities	(978)	(910)	—	—	(1,337)	(2,175)	(3,320)	(3,662)	(1,253)
Total non-current liabilities	(40,192)	(37,939)	(3,113)	(4,019)	(1,363)	(5,080)	(3,320)	(3,662)	(1,933)
Net assets	12,723	12,231	13,814	14,628	3,217	2,948	4,367	6,088	16,776
Net assets attributable to owners of the company	12,723	12,231	13,814	14,628	3,106	2,846	4,367	6,088	16,776
Net assets attributable to minority interests	—	—	—	—	111	102	—	—	—
Share of net assets from joint ventures	4,771	4,587	5,526	5,851	1,522	1,395	2,184	3,044	8,388
Other (v)	—	—	—	—	729	814	—	85	616
Carrying Amounts	4,771	4,587	5,526	5,851	2,251	2,209	2,184	3,129	9,004

Summarised income statement

Year ended 31 December	YASREF	BASF-YPC		Taihu		Mansarovar		CIR(vi)
	2015	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	31,823	15,430	22,191	10,725	18,183	1,876	3,781	1,821	8,366
Interest income	13	29	26	—	—	9	31	64	8
Interest expense	(721)	(239)	(356)	(119)	(54)	(15)	—	(20)	—
(Loss)/profit before taxation	(259)	214	373	3,455	3,014	(1,847)	641	870	7
Tax expense	13	(56)	(94)	(733)	(809)	(333)	(897)	(367)	(252)
(Loss)/profit for the year	(246)	158	279	2,722	2,205	(2,180)	(256)	503	(245)
Other comprehensive income/(loss)	738	—	—	(2,633)	(5,373)	290	24	(3,164)	63
Total comprehensive income/(loss)	492	158	279	89	(3,168)	(1,890)	(232)	(2,661)	(182)
Dividends from joint ventures	—	470	933	—	—	—	—	—	—
Share of net (loss)/profit from joint ventures	(92)	63	112	1,287	1,043	(1,090)	(128)	252	(123)
Share of other comprehensive income/(loss) from joint ventures	277	—	—	(1,245)	(2,541)	145	12	(1,582)	32

The share of profit and other comprehensive loss for the year ended 31 December 2015 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 4,306 million (2014: loss RMB 122 million) and RMB 324 million (2014: RMB 239 million) respectively. As at 31 December 2015, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 28,586 million (2014: RMB 23,694 million).

Note:

(iii)	Excluding accounts payable, other payables.

(iv)	Excluding provisions.

(v)	Other reflects the excess of consideration transferred over acquiror’s share of net fair value of identifiable assets acquired and liabilities assumed as of the acquisition date.

(vi)
The summarized income statement of CIR represents the operating result for the period from 1 January 2015 to the date when the Group reclassified the investment interest in CIR from joint ventures to associates (note 12(ii)).

12	LONG-TERM EQUITY INVESTMENTS (Continued)

(c)	Major financial information of principal associates

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		CIR(ii)
	At 31 December 2015	At 31 December 2014	At 31 December 2015	At 31 December 2014	At 31 December 2015	At 31 December 2014	At 31 December 2015	At 31 December 2014	At 31 December 2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	154,437	108,999	8,240	13,816	10,168	6,833	2,487	2,466	4,826
Non-current assets	15,739	14,992	5,220	4,996	37,571	15,849	3,111	3,263	7,768
Current liabilities	(147,952)	(105,289)	(4,717)	(11,051)	(16,536)	(7,538)	(404)	(640)	(1,305)
Non-current liabilities	(114)	(104)	(321)	(227)	(15,407)	(2,348)	(981)	(1,043)	(1,282)
Net assets	22,110	18,598	8,422	7,534	15,796	12,796	4,213	4,046	10,007
Net assets attributable to owners of the company	22,110	18,598	7,438	6,657	15,796	12,796	4,213	4,046	10,007
Net assets attributable to minority interests	—	—	984	877	—	—	—	—	—
Share of net assets from associates	10,834	9,113	2,157	1,998	6,121	4,958	1,281	1,212	5,004
Carrying Amounts	10,834	9,113	2,157	1,998	6,121	4,958	1,281	1,212	5,004

Summarised income statement

Year ended 31 December	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy(vii)		Shanghai Chemical		CIR(viii)
	2015	2014	2015	2014	2015	2014	2015	2014	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	2,533	2,706	78,623	115,725	—	—	1	1	687
Profit/(loss) for the year	3,484	2,522	2,248	1,097	—	—	219	170	(90)
Other comprehensiveincome/(loss)	28	(508)	—	—	—	—	—	—	(4,017)
Total comprehensive income/(loss)	3,512	2,014	2,248	1,097	—	—	219	170	(4,107)
Dividends declared by associates	—	—	336	309	—	—	16	11	—
Share of profit/(loss) from associates	1,707	1,236	495	318	—	—	84	65	(45)
Share of other comprehensive income/(loss) from associates	14	(249)	—	—	—	—	—	—	(2,009)

The share of profit and other comprehensive loss for the year ended 31 December 2015 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,114 million (2014: RMB 1,229 million) and RMB 632 million (2014: RMB 57 million) respectively. As at 31 December 2015, the carrying amount of all individually immaterial associates for using equity method in aggregate was RMB 14,255 million (2014: RMB 14,838 million).

Note:

(vii)	The main asset of Zhongtian Synergetic Energy was under construction during the year ended 31 December 2015.

(viii)
The summarized statement of comprehensive income represents the operating result for the period from the date when the Group reclassified the investment in joint ventures to interest in associates to 31 December 2015 (note 12(ii)).

13	FIXED ASSETS

The Group

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2015	101,090	569,172	813,178	1,483,440
Additions for the year	268	2,899	560	3,727
Transferred from construction in progress	4,928	39,949	74,405	119,282
Reclassifications	1,780	(1,008)	(772)	—
Decreases for the year	(863)	(79)	(8,835)	(9,777)
Exchange adjustments	112	2,201	157	2,470
Balance at 31 December 2015	107,315	613,134	878,693	1,599,142
Accumulated depreciation:
Balance at 1 January 2015	37,388	313,308	392,949	743,645
Additions for the year	3,528	40,200	44,078	87,806
Reclassifications	515	(602)	87	—
Decreases for the year	(273)	(64)	(6,357)	(6,694)
Exchange adjustments	40	1,339	61	1,440
Balance at 31 December 2015	41,198	354,181	430,818	826,197
Provision for impairment losses:
Balance at 1 January 2015	2,777	15,959	17,574	36,310
Additions for the year	32	4,213	130	4,375
Reclassifications	164	(164)	—	—
Decreases for the year	(73)	(3)	(251)	(327)
Exchange adjustments	—	5	5	10
Balance at 31 December 2015	2,900	20,010	17,458	40,368

Net book value:
Balance at 31 December 2015	63,217	238,943	430,417	732,577
Balance at 31 December 2014	60,925	239,905	402,655	703,485

The Company

		Oil	Equipment,
	Plants and	and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2015	47,345	497,163	478,380	1,022,888
Additions for the year	232	2,954	353	3,539
Transferred from construction in progress	2,271	35,435	38,403	76,109
Reclassifications	1,069	(1,008)	(61)	—
Transferred to subsidiaries	(2,571)	(4,019)	(42,139)	(48,729)
Decreases for the year	(464)	(79)	(4,970)	(5,513)
Balance at 31 December 2015	47,882	530,446	469,966	1,048,294
Accumulated depreciation:
Balance at 1 January 2015	19,777	272,040	250,381	542,198
Additions for the year	1,662	32,860	23,215	57,737
Reclassifications	500	(602)	102	—
Transferred to subsidiaries	(682)	(1,523)	(15,459)	(17,664)
Decreases for the year	(180)	(64)	(4,142)	(4,386)
Balance at 31 December 2015	21,077	302,711	254,097	577,885
Provision for impairment losses:
Balance at 1 January 2015	1,666	13,895	12,768	28,329
Additions for the year	30	3,473	70	3,573
Reclassifications	164	(164)	—	—
Transferred to subsidiaries	(516)	(230)	—	(746)
Decreases for the year	(56)	(3)	(165)	(224)
Balance at 31 December 2015	1,288	16,971	12,673	30,932

Net book value:
Balance at 31 December 2015	25,517	210,764	203,196	439,477
Balance at 31 December 2014	25,902	211,228	215,231	452,361

The additions to oil and gas properties of the Group and the Company for the year ended 31 December 2015 included RMB 2,899 million (2014: RMB 3,309 million) (Note 31) and RMB 2,954 million (2014: RMB 2,834 million), respectively of the estimated dismantlement costs for site restoration.

13	FIXED ASSETS (Continued)

Impairment losses on fixed assets for the year ended 31 December 2015 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 4,213 million (2014: RMB 2,436 million) on fixed assets and for the chemicals segment of RMB 142 million (2014: RMB 917 million) of fixed assets. The primary factor resulting in the E&P segment impairment losses was unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.80% (2014: 10.13%). The assets in the chemicals segment were written down due to the suspension of operations of certain production facilities.

At 31 December 2015 and 2014, the Group and the Company had no individually significant fixed assets which were pledged.

At 31 December 2015 and 2014, the Group and the Company had no individually significant fixed assets which were temporarily idle or pending for disposal.

At 31 December 2015 and 2014, the Group and the Company had no individually significant fully depreciated fixed assets which were still in use.

14	CONSTRUCTION IN PROGRESS

	The Group	The Company
	RMB million	RMB million
Cost:
Balance at 1 January 2015	177,888	100,543
Additions for the year	106,620	58,496
Disposals for the year	(1,121)	—
Transferred to subsidiaries	—	(3,524)
Dry hole costs written off	(6,099)	(6,095)
Transferred to fixed assets	(119,282)	(76,109)
Reclassification to other assets	(5,600)	(548)
Exchange adjustments	90	—
Balance at 31 December 2015	152,496	72,763
Provision for impairment losses:
Balance at 1 January 2015	221	—
Additions for the year	111	—
Decreases for the year	(112)	—
Balance at 31 December 2015	220	—

Net book value:
Balance at 31 December 2015	152,276	72,763
Balance at 31 December 2014	177,667	100,543

At 31 December 2015, major construction projects of the Group are as follows:

Project name	Budgeted amount	Balance at 1 January 2015	Net change for the year	Balance at 31 December 2015	Percentage of Completion	Source of funding	Accumulated interest capitalised at 31 December 2015
	RMB million	RMB million	RMB million	RMB million	%		RMB million
Guangxi LNG Project	17,775	4,533	3,429	7,962	45%	Bank loans & self-financing	357
Tianjin LNG Project	17,404	1,488	1,899	3,387	19%	Bank loans & self-financing	11
Shandong LNG Project	10,716	1,757	(472)	1,285	70%	Bank loans & self-financing	169
Jiujiang sour Crude Oil Quality Upgrading Project	7,094	4,406	(3,469)	937	96%	Bank loans & self-financing	172
Yizheng-Changling Crude Oil Pipeline Corporation Multiple Tracks Yizheng to Jiujiang Corporation	3,316	688	999	1,687	51%	Bank loans & self-financing	34

15	INTANGIBLE ASSETS

The Group

	Land use rights	Patents	Non-patent technology	Operation rights	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2015	59,861	4,059	3,237	32,748	3,221	103,126
Additions for the year	5,503	151	694	1,720	429	8,497
Decreases for the year	(2,045)	—	—	(61)	(75)	(2,181)
Balance at 31 December 2015	63,319	4,210	3,931	34,407	3,575	109,442
Accumulated amortisation:
Balance at 1 January 2015	10,525	3,009	1,688	6,566	1,825	23,613
Additions for the year	1,683	114	287	1,636	394	4,114
Decreases for the year	(127)	—	—	(6)	(64)	(197)
Balance at 31 December 2015	12,081	3,123	1,975	8,196	2,155	27,530
Provision for impairment losses:
Balance at 1 January 2015	200	483	24	107	18	832
Additions for the year	—	—	—	7	—	7
Decreases for the year	(6)	—	—	—	(2)	(8)
Balance at 31 December 2015	194	483	24	114	16	831

Net book value:
Balance at 31 December 2015	51,044	604	1,932	26,097	1,404	81,081
Balance at 31 December 2014	49,136	567	1,525	26,075	1,378	78,681

Amortisation of the intangible assets of the Group charged for the year ended 31 December 2015 is RMB 3,923million (2014: RMB 3,035 million).

16	GOODWILL

Goodwill is allocated to the following Group’s cash-generating units:

Name of investees	Principal activities	At 31 December	At 31 December
		2015	2014
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Sinopec (Hong Kong) Limited	Trading of petrochemical products	853	853
Multiple units without individual significant goodwill		218	228
Total		6,271	6,281

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.7% to 11.3% (2014: 10.0% to 10.9%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

17	LONG-TERM DEFERRED EXPENSES

Long-term deferred expenses primarily represent prepaid rental expenses over one year and catalysts expenditures.

18	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities before the consolidated elimination adjustments are as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	1,755	2,883	—	—	1,755	2,883
Accruals	413	258	—	—	413	258
Cash flow hedges	348	887	(98)	—	250	887
Non-current
Fixed assets	8,209	7,752	(17,340)	(16,387)	(9,131)	(8,635)
Tax value of losses carried forward	5,883	3,474	—	—	5,883	3,474
Embedded derivative component of the convertible bonds	—	282	—	—	—	282
Available-for-sale securities	—	7	—	(4)	—	3
Others	98	86	(58)	(79)	40	7
Deferred tax assets/(liabilities)	16,706	15,629	(17,496)	(16,470)	(790)	(841)

The consolidated elimination amount between deferred tax assets and liabilities are as follows:

	At 31 December 2015	At 31 December 2014
	RMB million	RMB million
Deferred tax assets	9,237	8,650
Deferred tax liabilities	9,237	8,650

Deferred tax assets and liabilities after the consolidated elimination adjustments are as follows:

	At 31 December 2015	At 31 December 2014
	RMB million	RMB million
Deferred tax assets	7,469	6,979
Deferred tax liabilities	8,259	7,820

At 31 December 2015, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 19,338 million (2014: RMB 17,085 million), of which RMB 4,080 million (2014: RMB 6,996 million) was incurred for the year ended 31 December 2015, because it was not probable that the related tax benefit will be realised. These deductible losses carried forward of RMB 3,299 million, RMB 3,777 million, RMB 2,634 million, RMB 5,548 million and RMB 4,080 million will expire in 2016, 2017, 2018, 2019, 2020 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2015, write-down of deferred tax assets amounted to RMB 75 million (2014: RMB 114 million).

19	OTHER NON-CURRENT ASSETS

Other non-current assets mainly represent prepayments for construction projects and purchases of equipment.

20	DETAILS OF IMPAIRMENT LOSSES

At 31 December 2015, impairment losses of the Group are analysed as follows:

	Note	Balance at 1 January 2015	Provision for the year	Written back for the year	Written off for the year	Other (decrease)/ increase	Balance at 31 December 2015
		RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Allowance for doubtful accounts
Included: Accounts receivable	7	530	40	(13)	(38)	6	525
Other receivables	8	1,473	49	(83)	(57)	10	1,392
Prepayments	9	49	4	(29)	(1)	—	23
		2,052	93	(125)	(96)	16	1,940
Inventories	10	3,603	3,687	(34)	(2,931)	77	4,402
Long-term equity investments	12	21	653	—	(1)	4	677
Fixed assets	13	36,310	4,375	—	(304)	(13)	40,368
Construction in progress	14	221	111	—	(112)	—	220
Intangible assets	15	832	7	—	(1)	(7)	831
Goodwill	16	7,657	—	—	—	—	7,657
Others		43	—	—	—	—	43
Total		50,739	8,926	(159)	(3,445)	77	56,138

The reasons for recognising impairment losses are set out in the respective notes of respective assets.

21	SHORT-TERM LOANS

The Group’s short-term loans represent:

	At 31 December 2015			At 31 December 2014
	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Short-term bank loans			31,036			63,915
– Renminbi loans			11,357			22,805
– US Dollar loans	1,821	6.4936	11,824	6,649	6.1190	40,685
– Euro loans	1,107	7.0952	7,855	57	7.4556	425
Short-term loans from Sinopec Group Company and fellow subsidiaries			43,693			102,773
– Renminbi loans			10,806			9,628
– US Dollar loans	5,063	6.4936	32,878	15,219	6.1190	93,126
– HK Dollar loans	6	0.8373	5	6	0.7889	5
– Euro loans	1	7.0952	4	2	7.4556	14
Total			74,729			166,688

At 31 December 2015, the Group’s interest rates on short-term loans were from interest 0.23% to 6.16% (2014: from interest free to 6.89%). The majority of the above loans are by credit.

At 31 December 2015 and 2014, the Group had no significant overdue short-term loan.

22	BILLS PAYABLE

Bills payable primarily represented bank accepted bills for the purchase of material, goods and products. Bills payable were due within one year.

At 31 December 2015 and 2014, the Group had no overdue unpaid bills.

23	ACCOUNTS PAYABLE

At 31 December 2015 and 2014, the Group had no individually significant accounts payable aged over one year.

24	ADVANCES FROM CUSTOMERS

At 31 December 2015 and 2014, the Group had no individually significant advances from customers aged over one year.

25	EMPLOYEE BENEFITS PAYABLE

At 31 December 2015 and 2014, the Group’s employee benefits payable primarily represented wages payable and social insurance payables.

26	TAXES PAYABLE

The Group

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Value-added tax	4,432	2,019
Consumption tax	20,491	16,392
Income tax	1,048	1,091
Special oil income levy	7	3,417
Mineral resources compensation fee	213	515
Other taxes	6,282	5,243
Total	32,473	28,677

27	OTHER PAYABLES

At 31 December 2015 and 2014, the Group’s other payables primarily represented payables for constructions.

At 31 December 2015 and 2014, the Group had no individually significant other payables aged over three years.

28	NON-CURRENT LIABILITIES DUE WITHIN ONE YEAR

The Group’s non-current liabilities due within one year represent:

	At 31 December 2015			At 31 December 2014
	Original currency	Exchange	RMB	Original currency	Exchange	RMB
	million	rates	million	million	rates	million
Long-term bank loans
– Renminbi loans			5,559			163
– Japanese Yen loans	—	0.0539	—	1,051	0.0514	54
– US Dollar loans	8	6.4936	54	8	6.1190	51
			5,613			268
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans			50			80
– US Dollar loans	29	6.4936	186	18	6.1190	112
			236			192

Long-term loans due within one year			5,849			460
Debentures payable due within one year			4,868			11,000
Others			560			430
Non-current liabilities due within one year			11,277			11,890

At 31 December 2015 and 2014, the Group had no significant overdue long-term loans.

29	LONG-TERM LOANS

The Group’s long-term loans represent:

		At 31 December 2015			At 31 December 2014
	Interest rate and final maturity	Original currency million	Exchange rates	RMB million	Original currency million	Exchange rates	RMB million
Long-term bank loans
– Renminbi loans	Interest rates ranging from interest 1.08% to 6.15% per annum at 31 December 2015 with maturities through 2030			17,345			23,001
– Japanese Yen loans	Interest rate at 2.60% per annum at 31 December 2015 with maturities in 2023 (Which has redeemed in January 2015)	—	0.0539	—	8,662	0.0514	445
– US Dollar loans	Interest rates ranging from interest 1.30% to 4.29% per annum at 31 December 2015 with maturities through 2031	71	6.4936	461	180	6.1190	1,103
Less: Current portion				(5,613)			(268)
Long-term bank loans				12,193			24,281
Long-term loans from Sinopec Group Company and fellow subsidiaries
– Renminbi loans	Interest rates ranging from interest free to 6.15% per annum at 31 December 2015 with maturities through 2021			44,350			43,225
– US Dollar loans	Interest rate was 1.93% per annum at 31 December 2015 with maturity in 2016	29	6.4936	186	18	6.1190	112
Less: Current portion				(236)			(192)
Long-term loans from Sinopec Group Company and fellow subsidiaries				44,300			43,145

Total				56,493			67,426

The maturity analysis of the Group’s long-term loans is as follows:

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Between one and two years	8,988	8,949
Between two and five years	10,467	12,969
After five years	37,038	45,508
Total	56,493	67,426

Long-term loans are primarily unsecured, and carried at amortised costs.

30	DEBENTURES PAYABLE

The Group

	At 31 December 2015	At 31 December 2014
	RMB million	RMB million
Short-term corporate bonds (i)	30,000	—
Debentures payable:
– Corporate Bonds (ii)	88,121	77,785
– 2011 Convertible Bonds (iii)	—	16,721
Less: Current portion	(4,868)	(11,000)
Total	83,253	83,506

30	DEBENTURES PAYABLE (Continued)

Note:

(i)
The company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 23 September 2015 at par value of RMB 100. The effective cost of the 180-day corporate bonds is 2.99% per annum.

The company issued 182-day corporate bonds of face value RMB 16 billion to corporate investors in the PRC debenture market on 14 December 2015 at par value of RMB 100. The effective cost of the 182-day corporate bonds is 2.90% per annum.

The company issued 180-day corporate bonds of face value RMB 4 billion to corporate investors in the PRC debenture market on 31 December 2015 at par value of RMB 100. The effective cost of the 180-day corporate bonds is 2.75% per annum.

(ii)	These corporate bonds are carried at amortised cost. Including RMB 22,621 million (2014: RMB 21,285 million) are guaranteed by Sinopec Group Company.

(iii)
On 1 March 2011, the Company issued convertible bonds due 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds are issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least fifteen trading days out of any thirty consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest (“the terms of conditional redemption”).

As at 26 January 2015, the terms of conditional redemption of 2011 Convertible Bonds of the Company have been triggered for the first time. As at 27 January 2015, On the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal for the redemption of 2011 Convertible Bonds, and decided to exercise the right of redemption and to redeem all of the outstanding 2011 Convertible Bonds registered on 11 February 2015.

From 1 January 2015 to 11 February 2015, the 2011 Convertible Bonds with a total value of RMB 13,647 million were converted into 2,790,814,006 A shares of the Company with a conversion price of RMB 4.89 per share. As of 11 February 2015, the total share capital of the Company has been increased to 121,071,209,646 shares. The unconverted convertible bonds amounted to RMB 52.78 million (527,760 convertible bonds).As at 17 February 2015, the company has redeemed and fully paid the unconverted portion at RMB 101.261 per convertible bonds (including the accrued interest and interest tax accrued thereon).

The changes in the fair value of the derivative component from 31 December 2014 to 31 December 2015 resulted in an realized loss of RMB 259 million (2014: realized loss of RMB 1,613 million and unrealized loss of (RMB 2,997 million), which has been recorded in the “gain from changes in fair value” section of the consolidated income statement for the year ended 31 December 2015.

As at 31 December 2015, the 2011 Convertible Bonds have been fully converted or redeemed (2014: liability component RMB 13,433 million, derivative component RMB 3,288 million).

31	PROVISIONS

Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has established certain standardised measures for the dismantlement of its retired oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its retired oil and gas properties. Movement of provision of the Group’s obligations for the dismantlement of its retired oil and gas properties is as follows:

The Group
RMB million
Balance at 1 January 2015	29,613
Provision for the year	2,899
Accretion expenses	1,081
Utilised for the year	(599)
Exchange adjustments	121
Balance at 31 December 2015	33,115

32	OTHER NON-CURRENT LIABILITIES

Other non-current liabilities primarily represent long-term payables, special payables and deferred income.

33	SHARE CAPITAL

The Group

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Registered, issued and fully paid:
95,557,771,046 domestic listed A shares (2014: 92,766,957,040) of RMB 1.00 each	95,558	92,767
25,513,438,600 overseas listed H shares (2014: 25,513,438,600) of RMB 1.00 each	25,513	25,513
Total	121,071	118,280

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state-owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from capital reserves for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of exercise of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

All A shares and H shares rank pari passu in all material aspects.

Capital management

Management optimises the structure of the Group’s capital, which comprises of equity and debts and bonds. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans and bonds. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion) and debentures payable, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion) and debentures payable, and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2015, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 17.1% (2014: 20.2%) and 45.6% (2014: 55.4%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 29 and 54, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

34	CAPITAL RESERVE

The movements in capital reserve of the Group are as follows:

RMB million
Balance at 1 January 2015	48,703
Exercise of conversion of the 2011 Convertible Bonds	14,026
Contributions to subsidiaries from minority interests	56,224
Transaction with minority interests	326
Others	129
Balance at 31 December 2015	119,408

Capital reserve represents mainly: (a) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; (b) share premiums derived from issuances of H shares and A shares by the Company and excess of cash paid by investors over their proportionate shares in share capital, the proportionate shares of unexercised portion of the Bond with Warrants at the expiration date, and the amount transferred from the proportionate liability component and the derivative component of the converted portion of the 2011 Convertible Bonds; (c) difference between consideration paid for the combination of entities under common control and the transactions with minority interests over the carrying amount of the net assets acquired.

35	OTHER COMPREHENSIVE INCOME

THE GROUP

(a)	Each item of other comprehensive income and the influence of the income tax and the process of change to profit or loss

	2015
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	2,881	(405)	2,476
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	1,354	(223)	1,131
Total amounts transferred to profit or loss from other comprehensive income during the year	(2,273)	455	(1,818)
Subtotal	3,800	(637)	3,163
Changes in fair value of available-for-sale financial assets recongnised during the year	66	(4)	62
Less: Total amounts transferred to profit or loss from other comprehensive income during the year	—	—	—
Subtotal	66	(4)	62
Share of other comprehensive loss in associates and jointly controlled entities	(5,356)	—	(5,356)
Subtotal	(5,356)	—	(5,356)
Translation difference in foreign currency statements	2,268	—	2,268
Subtotal	2,268	—	2,268
Other comprehensive income	778	(641)	137

	2014
	Before-tax amount RMB million	Tax effect RMB million	Net-of-tax amount RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognized during the year	265	(47)	218
Less: Adjustments of amounts transferred to initial carrying amount of hedged items	1,013	(181)	832
Total amounts transferred to profit or loss from other comprehensive income during the year	4,710	(839)	3,871
Subtotal	(5,458)	973	(4,485)
Changes in fair value of available-for-sale financial assets recongnised during the year	659	(146)	513
Less: Total amounts transferred to profit or loss from other comprehensive income during the year (i)	2,317	(579)	1,738
Subtotal	(1,658)	433	(1,225)
Share of other comprehensive loss in associates and jointly controlled entities	(3,042)	—	(3,042)
Subtotal	(3,042)	—	(3,042)
Translation difference in foreign currency statements	(514)	—	(514)
Subtotal	(514)	—	(514)
Other comprehensive income	(10,672)	1,406	(9,266)

Note:

(i)
The Group sold its shares of China Gas Holdings Limited in August 2014, which was accounted for as available-for-sale financial assets prior to the transaction and the accumulated unrealised gain in other comprehensive income of RMB 2,317 million was reclassified to the investment income at the completion of this transaction.

35	OTHER COMPREHENSIVE INCOME (Continued)

THE GROUP (Continued)

(b)	Reconciliation of other comprehensive income

	Equity Attributable to shareholders of the company					Minority interests	Total other comprehensive income
	The share of other comprehensive income which being reclassified to profit and loss in the future under equity method	Changes in fair value of available-for-sale financial assets	Cash flow hedges	Translation difference in foreign currency statements	Subtotal
	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million	RMB Million
31 December 2013	716	1,322	428	(2,059)	407	(431)	(24)
Changes in 2014	(1,684)	(1,225)	(4,485)	(274)	(7,668)	(1,598)	(9,266)
31 December 2014	(968)	97	(4,057)	(2,333)	(7,261)	(2,029)	(9,290)
Changes in 2015	(5,589)	17	3,219	1,630	(723)	860	137
31 December 2015	(6,557)	114	(838)	(703)	(7,984)	(1,169)	(9,153)

36	SPECIFIC RESERVE

According to relevant PRC regulations, the Group is required to transfer an amount to specific reserve for the safety production fund based on the turnover of certain refining and chemicals products or based on the production volume of crude oil and natural gas. The movements of specific reserve are as follows:

The Group
RMB million
Balance at 1 January 2015	491
Provision for the year	4,126
Utilisation for the year	(4,005)
Balance at 31 December 2015	612

37	SURPLUS RESERVES

Movements in surplus reserves are as follows:

	The Group
	Statutory surplus reserve	Discretionary surplus reserves	Total
	RMB million	RMB million	RMB million
Balance at 1 January 2015	76,552	117,000	193,552
Appropriation	3,088	—	3,088
Balance at 31 December 2015	79,640	117,000	196,640

The Articles of Association of the Company and the PRC Company Law have set out the following profit appropriation plans:

(a)	10% of the net profit is transferred to the statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is needed;

(b)	After the transfer to the statutory surplus reserve, a transfer to discretionary surplus reserve can be made upon the passing of a resolution at the shareholders’ meeting.

38	OPERATING INCOME AND OPERATING COSTS

	The Group		The Company
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Income from principal operations	1,976,412	2,781,641	819,593	1,186,548
Income from other operations	42,471	44,273	25,692	35,775
Total	2,018,883	2,825,914	845,285	1,222,323
Operating costs	1,592,771	2,429,017	609,596	972,685

The income from principal operations represents revenue from sales of crude oil, natural gas, petroleum and chemical products. Operating costs primarily represent the products cost related to the principal operations. The Group’s segmental information is set out in Note 56.

39	SALES TAXES AND SURCHARGES

The Group

	2015	2014
	RMB million	RMB million
Consumption tax	198,754	136,718
Special oil income levy	6	22,187
City construction tax	18,195	13,753
Education surcharge	13,684	10,210
Resources tax	4,853	7,245
Other taxes	851	1,089
Total	236,343	191,202

The applicable tax rate of the sales taxes and surcharges are set out in Note 4.

40	FINANCIAL EXPENSES

The Group

	2015	2014
	RMB million	RMB million
Interest expenses incurred	8,273	11,929
Less: Capitalised interest expenses	1,221	1,719
Net interest expenses	7,052	10,210
Accretion expenses (Note 31)	1,081	1,008
Interest income	(2,978)	(1,779)
Net foreign exchange loss	3,862	179
Total	9,017	9,618

The interest rates per annum at which borrowing costs were capitalised during the year ended 31 December 2015 by the Group ranged from 2.6% to 5.9% (2014: 0.7% to 7.1%).

41	CLASSIFICATION OF EXPENSES BY NATURE

The operation costs, selling and distribution expenses, general and administrative expenses and exploration expenses (including dry holes) in consolidated income statement classified by nature are as follows:

	2015	2014
	RMB million	RMB million
Purchased crude oil, products and operating supplies and expenses	1,492,926	2,334,399
Personnel expenses	56,331	57,233
Depreciation, depletion and amortization	96,368	90,097
Exploration expenses (including dry holes)	10,459	10,969
Other expenses	65,899	64,062
Total	1,721,983	2,556,760

42	EXPLORATION EXPENSES

Exploration expenses include geological and geophysical expenses and written-off of unsuccessful dry hole costs.

43	IMPAIRMENT LOSSES

The Group

	2015	2014
	RMB million	RMB million
Receivables	(32)	29
Inventories (Note 10)	3,653	3,191
Long-term equity investment (Note 12)	653	—
Fixed assets (Note 13)	4,375	3,428
Intangible assets (Note 15)	7	179
Others	111	12
Total	8,767	6,839

44	GAIN FROM CHANGES IN FAIR VALUE

The Group

	2015	2014
	RMB million	RMB million
Changes in fair value of financial assets and financial liabilities at fair value through profit, net	478	7
Fair value loss on the embedded derivative component of the convertible bonds (Note 30(iii))	(259)	(4,611)
Unrealised gains from ineffective portion cash flow hedges, net	509	369
Others	7	84
Total	735	(4,151)

45	INVESTMENT INCOME

	The Group		The Company
	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million
Income from investment of subsidiaries accounted for under cost method	—	—	25,779	5,839
Income from investment accounted for under equity method	8,081	3,630	3,371	1,999
Investment income/(loss) from disposal of long-term equity investments	324	(22)	1,010	2,794
Investment income from holding/disposal of available-for-sale financial assets	60	2,391	—	2,322
Investment income from holding/disposal of financial assets and liabilities at fair value through profit or loss	392	—	7	—
(Losses)/gains from ineffective portion of cash flow hedge	(344)	1,891	(760)	—
Others	60	247	1,175	463
Total	8,573	8,137	30,582	13,417

46	NON-OPERATING INCOME

The Group

	2015	2014
	RMB million	RMB million
Gain on disposal of non-current assets	264	281
Government grants	5,002	3,165
Others	1,679	1,264
Total	6,945	4,710

47	NON-OPERATING EXPENSES

The Group

	2015	2014
	RMB million	RMB million
Loss on disposal of non-current assets	985	1,903
Fines, penalties and compensation	90	110
Donations	112	125
Others	1,880	1,572
Total	3,067	3,710

48	INCOME TAX EXPENSE

The Group

	2015	2014
	RMB million	RMB million
Provision for income tax for the year	13,677	18,341
Deferred taxation	(1,343)	(1,792)
Under-provision for income tax in respect of preceding year	279	1,022
Total	12,613	17,571

Reconciliation between actual income tax expense and accounting profit at applicable tax rates is as follows:

	2015	2014
	RMB million	RMB million
Profit before taxation	55,959	66,481
Expected income tax expense at a tax rate of 25%	13,990	16,620
Tax effect of non-deductible expenses	836	444
Tax effect of non-taxable income	(2,518)	(1,097)
Tax effect of preferential tax rate (i)	(1,033)	(1,722)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	391	622
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(235)	(27)
Tax effect of tax losses not recognised	828	1,595
Write-down of deferred tax assets	75	114
Adjustment for under provision for income tax in respect of preceding years	279	1,022
Actual income tax expense	12,613	17,571

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

49	DIVIDENDS

(a)	Dividends of ordinary shares declared after the balance sheet date

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 29 Mar 2016, the directors authorised to declare the final dividends during the year ended 31 December 2015 of RMB 0.06 per share totaling RMB 7,264 million.

(b)	Dividends of ordinary shares declared during the year

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2015, the directors authorised to declare the interim dividends for the year ended 31 December 2015 of RMB 0.09 per share totaling RMB 10,896 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million of the year ended 31 December 2014 was declared.

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 22 August 2014, the directors authorised to declare the interim dividends for the year ended 31 December 2014 of RMB 0.09 per share totaling RMB 10,512 million.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million of the year ended 31 December 2013 was declared.

50	SUPPLEMENTAL INFORMATION TO THE CASH FLOW STATEMENT

The Group

(a)	Reconciliation of net profit to cash flows from operating activities:

		2015	2014
		RMB million	RMB million
Net profit		43,346	48,910
Add:	Impairment losses on assets	8,767	6,839
	Depreciation of fixed assets	87,069	82,156
	Amortisation of intangible assets and long-term deferred expenses	9,299	7,941
	Dry hole costs written off	6,099	5,587
	Net loss on disposal of non-current assets	721	1,622
	Fair value (gain)/loss	(735)	4,151
	Financial expenses	10,692	8,596
	Investment income	(8,525)	(6,246)
	Increase in deferred tax assets	(1,982)	(1,510)
	Increase/(decrease) in deferred tax liabilities	639	(282)
	Decrease in inventories	39,072	28,540
	Safety fund reserve	191	(1,093)
	Decrease/(increase) in operating receivables	40,866	(28,654)
	Decrease in operating payables	(69,701)	(8,210)
Net cash flow from operating activities		165,818	148,347

(b)	Net change in cash:

	2015	2014
	RMB million	RMB million
Cash balance at the end of the year	67,824	9,355
Less: Cash at the beginning of the year	9,355	15,046
Net increase/(decrease) of cash	58,469	(5,691)

(c)	The analysis of cash held by the Group is as follows:

	2015	2014
	RMB million	RMB million
Cash at bank and on hand
– Cash on hand	16	30
– Demand deposits	67,808	9,325
Cash at the end of the year	67,824	9,355

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS

(1)	Related parties having the ability to exercise control over the Group

The name of the company	:	China Petrochemical Corporation
Organisation code	:	10169286-X
Registered address	:	No. 22, Chaoyangmen North Street, Chaoyang District, Beijing
Principal activities	:
Exploration, production, storage and transportation (including pipeline transportation), sales and utilisation of crude oil and natural gas; refining; wholesale and retail of gasoline, kerosene and diesel; production, sales, storage and transportation of petrochemical and other chemical products; industrial investment and investment management; exploration, construction, installation and maintenance of petroleum and petrochemical constructions and equipments; manufacturing electrical equipment; research, development, application and consulting services of information technology and alternative energy products; import & export of goods and technology.

Relationship with the Group	:	Ultimate holding company
Types of legal entity	:	State-owned
Authorised representative	:	Wang Yupu
Registered capital	:	RMB 274,867 million

Sinopec Group Company is an enterprise controlled by the PRC government. Sinopec Group Company directly and indirectly holds 71.32% shareholding of the Company.

(2)	Related parties not having the ability to exercise control over the Group

Related parties under common control of a parent company with the Company:
Sinopec Finance (Note)
Sinopec Shengli Petroleum Administration Bureau
Sinopec Zhongyuan Petroleum Exploration Bureau
Sinopec Assets Management Corporation
Sinopec Engineering Incorporation
Sinopec Century Bright Capital Investment Limited
Sinopec Petroleum Storage and Reserve Limited

Associates of the Group:
Sinopec Finance
China Aviation Oil
Zhongtian Synergetic Energy
Shanghai Chemical
CIR

Jointly controlled entities of the Group:
YASREF
BASF-YPC
Taihu
Mansarovar

Note: Sinopec Finance is under common control of a parent company with the Company and is also the associate of the Group.

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows:

		The Group
	Note	2015	2014
		RMB million	RMB million
Sales of goods	(i)	211,868	305,044
Purchases	(ii)	92,990	134,424
Transportation and storage	(iii)	1,299	1,606
Exploration and development services	(iv)	37,444	49,399
Production related services	(v)	10,878	10,306
Ancillary and social services	(vi)	6,754	6,753
Operating lease charges for land	(vii)	10,618	10,531
Operating lease charges for buildings	(vii)	462	497
Other operating lease charges	(vii)	302	274
Agency commission income	(viii)	116	132
Interest income	(ix)	207	135
Interest expense	(x)	1,194	1,421
Net deposits (placed with)/withdrawn from related parties	(ix)	(14,082)	2,319
Net loans (repaid to)/obtained from related parties	(xi)	(57,881)	53,690

The amounts set out in the table above in respect of the year ended 31 December 2015 and 2014 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2015 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 112,449 million (2014: RMB 138,170 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 93,421 million (2014: RMB 118,968 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6,754 million (2014: RMB 6,753 million), operating lease charges for land and buildings paid by the Group of RMB 10,618 million and 462 million (2014: RMB 10,531 million and RMB 497 million), respectively and interest expenses of RMB 1,194 million (2014: RMB 1,421 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 78,418 million (2014: RMB 98,620 million), comprising RMB 78,184 million (2014: RMB 98,479 million) for sales of goods, RMB 207 million (2014: RMB 135 million) for interest income and RMB 27 million (2014: RMB 6 million) for agency commission income.

As at 31 December 2015 and 2014, there was no guarantee given to banks by the Group in respect of banking facilities to Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, except for the disclosure set out in Note 55(b). Guarantees given to banks by the Group in respect of banking facilities to associates and jointly controlled entities are disclosed in Note 55(b).

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of material and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represents the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development of crude oil such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction which includes the construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate.

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(3)
The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities, which were carried out in the ordinary course of business, are as follows: (Continued)

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2015. The terms of these agreements are summarised as follows:

(a)
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months’ notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

‧	the government-prescribed price;

‧	where there is no government-prescribed price, the government-guidance price;

‧	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

‧	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

(b)
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as agreed to in the above Mutual Provision Agreement.

(c)
The Company has entered into a number of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

(d)
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

(e)
The Company has entered into a service station franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

Pursuant to the Equity Transfer Agreement relating to the Transfer of 100% Equity Interest of Jingtian Co. entered into by the Company and Sinopec Baichuan Economic and Trading Company (Baichuan Co.) on 26 August 2015, the Company transferred 100% equity interest of Sinopec Beijing Jingtian Engineering and Construction Co., Ltd. (Jingtian Co.) to Baichuan Co. in December 2015, which was directly and wholly owned by Sinopec Group Company. The preliminary consideration of this transaction was RMB 1,869 million, which was based on the fair value of Jingtian Co.’s net assets as of 31 March 2015, adjusted by the subsequent changes to Jingtian Co.’s net assets between 31 March 2015 and 31 December 2015 according to the audited financial statements of Jingtian Co. as of each date.

51	RELATED PARTIES AND RELATED PARTY TRANSACTIONS (Continued)

(4)	Balances with Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities

The balances with the Group’s related parties at 31 December 2015 and 2014 are as follows:

	The ultimate holding company		Other related companies
	At 31 December 2015	At 31 December 2014	At 31 December 2015	At 31 December 2014
	RMB million	RMB million	RMB million	RMB million
Cash and cash equivalents	—	—	18,303	4,221
Accounts receivable	1	2	22,405	25,476
Prepayments and other current assets	34	40	9,050	3,524
Other non-current assets	—	—	17,759	14,935
Accounts payable	5	5	13,211	16,842
Advances from customers	20	20	1,793	2,687
Other payables	29	15	18,616	21,989
Other non-current liabilities	—	—	8,226	6,470
Short-term loans	—	—	43,693	102,773
Long-term loans (including current portion) (Note)	—	—	44,536	43,337

Note:
The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 21 and Note 29.

As at and for the year ended 31 December 2015 and 2014, no individually significant impairment losses for bad and doubtful debts were recorded in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and jointly controlled entities.

(5)	Key management personnel emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensations are as follows:

	2015	2014
	RMB thousand	RMB thousand
Short-term employee benefits	5,225	8,009
Retirement scheme contributions	510	501
Total	5,735	8,510

52	PRINCIPAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 3. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a)	Oil and gas properties and reserves

The accounting for the exploration and production segment’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. The Group has used the successful efforts method to account for oil and gas business activities. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense. These costs primarily include dry hole costs, seismic costs and other exploratory costs.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in related depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in the similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment expense and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

(b)	Impairment for assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with “ASBE 8 – Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the fair value less costs to sell and the present value of expected future cash flows. It is difficult to precisely estimate the fair value because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value of expected future cash flows, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to sales volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales volume, selling price and amount of operating costs.

(c)	Depreciation

Fixed assets are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting year. The useful lives are based on the Group’s historical experience with similar assets and taking into account anticipated technological changes. The depreciation expense for future years is adjusted if there are significant changes from previous estimates.

(d)	Allowances for doubtful accounts

Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

(e)	Allowance for diminution in value of inventories

If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories would be higher than estimated.

53	PRINCIPAL SUBSIDIARIES

The Company’s principal subsidiaries have been consolidated into the Group’s financial statements for the year ended 31 December 2015. The following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group:

Full name of enterprise	Principal activities	Registered capital/ paid-up capital	Actual investment at 31 December 2015	Percentage of equity interest/ voting right held by the Group	Minority Interests at 31 December 2015
		million	million	%	RMB million
(a) Subsidiaries acquired through group restructuring:
China Petrochemical International Company Limited	Trading of petrochemical products	RMB 1,400	RMB 1,856	100.00	26
China International United Petroleum and Chemical Company Limited	Trading of crude oil and petrochemical products	RMB 3,000	RMB 4,585	100.00	3,218
Sinopec Catalyst Company Limited	Production and sale of catalyst products	RMB 1,500	RMB 1,500	100.00	174
Sinopec Yangzi Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 13,203	RMB 15,651	100.00	60
Sinopec Pipeline Storage & Transportation Company Limited	Pipeline storage and transportation of crude oil	RMB 12,000	RMB 12,000	100.00	—
Sinopec Lubricant Company Limited	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials	RMB 3,374	RMB 3,374	100.00	46
Sinopec Yizheng Chemical Fibre Limited Liability Company	Production and sale of polyester chips and polyester fibres	RMB 4,000	RMB 6,491	100.00	—
Sinopec Marketing Company Limited (“Marketing Company”) (i)	Marketing and distribution of refined petroleum products	RMB 28,403	RMB 20,000	70.42	59,504
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	Trading of crude oil and petroleum products	HKD 248	HKD 3,952	60.34	3,147
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products	RMB 10,800	RMB 5,820	50.56	10,106
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (ii)	Manufacturing of plastics, intermediate petrochemical products and petroleum products	RMB 5,745	RMB 2,873	50.00	2,362
(b) Subsidiaries established by the Group:
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	Investment in exploration, production and sale of petroleum and natural gas	RMB 8,000	RMB 8,000	100.00	16,187
Sinopec Overseas Investment Holding Limited (“SOIH”)	Investment holding	USD 300	USD 300	100.00	32
Sinopec Chemical Sales Company Limited	Marketing and distribution of petrochemical products	RMB 1,000	RMB 1,165	100.00	47
Sinopec Great Wall Energy & Chemical Company Limited	Coal chemical industry investment management, production and sale of coal chemical products	RMB 20,125	RMB 20,135	100.00	340
Sinopec Beihai Refining and Chemical Limited Liability Company	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products	RMB 5,294	RMB 5,240	98.98	63
Sinopec Qingdao Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 5,000	RMB 4,250	85.00	619
Sinopec-SK(Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	Production, sale, research and development of ethylene and downstream byproducts	RMB 6,270	RMB 4,076	65.00	2,561
(c) Subsidiaries acquired through business combination under common control:
Sinopec Hainan Refining and Chemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 3,986	RMB 2,990	75.00	1,540
Sinopec Qingdao Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 1,595	RMB 6,822	100.00	—
(d) Subsidiaries acquired through business combination not under common control:
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	Manufacturing of intermediate petrochemical products and petroleum products	RMB 4,397	RMB 3,225	75.00	461

*	The minority interests of subsidiaries which the Group holds 100% of equity interests at the end of the year are the minority interests of their subsidiaries.

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong, respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC.

53	PRINCIPAL SUBSIDIARIES (Continued)

Note:

(i)
Pursuant to the resolution of the Company’s Meeting of Board of Directors held on 19 February 2014, the Company’s business under its marketing and distribution segment of the Group was injected to Marketing Company, a subsidiary of the Group on 1 April 2014.

On 12 September 2014, Marketing Company entered into the “Capital Injection Agreement relating to Marketing Company” with a number of domestic and foreign investors, pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash upon the relevant approvals for this capital injection being obtained, an aggregate capital contribution of RMB 105.044 billion was made to the Marketing Company by 25 investors, representing 29.58% equity interest in the Marketing Company on 6 March 2015. The difference between the contributions from and the net assets acquired by investors has been credited to capital reserve in amount of RMB 56,224 million and to other comprehensive income in amount of RMB 446 million of the equity attributable to the shareholders of the Company, respectively.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those return through its power over the entity.

Summarised financial information on subsidiaries with material minority interests
Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has minority interests that are material to the Group.

Summarised consolidated balance sheet

	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	140	436	8,144	9,510	1,732	1,777	20,231	15,416	102,948	131,012	1,386	1,724
Current liabilities	(73)	(224)	(7,726)	(12,485)	(3,488)	(1,149)	(5,468)	(2,387)	(156,028)	(280,010)	(9,885)	(13,023)
Net current assets/(liabilities)	67	212	418	(2,975)	(1,756)	628	14,763	13,029	(53,080)	(148,998)	(8,499)	(11,299)
Non-current assets	5,487	4,050	19,878	21,636	13,025	12,622	40,075	47,623	240,312	229,281	15,815	16,874
Non-current liabilities	(831)	(996)	(160)	(1,819)	(3,384)	(3,386)	(34,320)	(35,877)	(1,628)	(1,456)	—	—
Net non-current assets	4,656	3,054	19,718	19,817	9,641	9,236	5,755	11,746	238,684	227,825	15,815	16,874

Summarised consolidated statement of comprehensive income and cash flow

Year ended 31 December	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	5,532	7,322	80,803	102,183	1,642	16,337	6,557	9,038	1,103,934	1,472,232	14,077	18,365
Profit/(loss) for the year	1,456	(745)	3,282	(700)	825	805	(222)	3,046	23,684	22,914	1,738	137
Total comprehensive income/(loss)	1,456	(750)	3,282	(700)	302	622	(4,257)	(106)	24,391	22,934	1,738	137
Comprehensive income/(loss) attributable to minority interests	728	(375)	1,641	(338)	120	247	(1,218)	18	7,755	930	608	48
Dividends paid to minority interests	—	—	10	271	40	39	—	—	7,356	—	—	—
Net cash (used in)/generated from operating activities	(179)	197	5,143	4,040	1,185	880	4,059	5,383	33,196	44,337	4,223	1,467

54	COMMITMENTS

Operating lease commitments
The Group lease land and buildings, service stations and other equipment through non-cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2015 and 2014, the future minimum lease payments of the Group under operating leases are as follows:

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Within one year	13,737	13,909
Between one and two years	13,265	13,480
Between two and three years	13,199	13,113
Between three and four years	13,091	12,984
Between four and five years	12,430	13,063
After five years	284,300	297,425
Total	350,022	363,974

Capital commitments
At 31 December 2015 and 2014, the capital commitments of the Group are as follows:

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Authorised and contracted for (i)	113,017	138,795
Authorised but not contracted for	47,043	102,386
Total	160,060	241,181
These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 4,089 million (2014: RMB 4,030 million).

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two-year term. The Group is obligated to make progressive annual minimum exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of the production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually and recognised in profit and loss. Payments incurred were approximately RMB 372 million for the year ended 31 December 2015 (2014: RMB 408 million).

Estimated future annual payments of the Group are as follows:

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Within one year	283	312
Between one and two years	125	160
Between two and three years	32	32
Between three and four years	22	22
Between four and five years	21	19
After five years	834	811
Total	1,317	1,356

The implementation of commitments in previous year and the Group’s commitments did not have material discrepancy.

55	CONTINGENT LIABILITIES

(a)
The Company has been advised by its PRC lawyers that, except for liabilities constituting or arising out of or relating to the business assumed by the Company in the Reorganisation, no other liabilities were assumed by the Company, and the Company is not jointly and severally liable for other debts and obligations incurred by Sinopec Group Company prior to the Reorganisation.

(b)	At 31 December 2015 and 2014, guarantees by the Group in respect of facilities granted to the parties below are as follows:

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Jointly controlled entities	703	168
Others	6,010	5,552
Total	6,713	5,720

The Group monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2015 and 2014, it was not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect the Group’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 5,813 million for the year ended 31 December 2015 (2014: RMB 5,352 million).

Legal contingencies
The Group is a defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

56	SEGMENT REPORTING

Segment information is presented in respect of the Group’s operating segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production – which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining – which processes and purifies crude oil, which is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution – which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals – which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products to external customers.

(v)	Corporate and others – which largely comprise the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

56	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities

The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for cash at bank and on hand, long-term equity investments, deferred tax assets and other unallocated assets. Segment liabilities exclude short-term loans, short-term debentures payable, non-current liabilities due within one year, long-term loans, debentures payable, deferred tax liabilities, other non-current liabilities and other unallocated liabilities.

Reportable information on the Group’s operating segments is as follows:

	2015	2014
	RMB million	RMB million
Income from principal operations
Exploration and production
External sales	57,740	69,550
Inter-segment sales	71,019	141,544
	128,759	211,094
Refining
External sales	120,650	175,534
Inter-segment sales	800,962	1,092,244
	921,612	1,267,778
Marketing and distribution
External sales	1,086,098	1,458,390
Inter-segment sales	3,056	5,446
	1,089,154	1,463,836
Chemicals
External sales	275,175	356,993
Inter-segment sales	42,743	62,208
	317,918	419,201
Corporate and others
External sales	436,749	721,174
Inter-segment sales	345,454	587,663
	782,203	1,308,837
Elimination of inter-segment sales	(1,263,234)	(1,889,105)

Consolidated income from principal operations	1,976,412	2,781,641
Income from other operations
Exploration and production	9,894	16,503
Refining	5,004	5,317
Marketing and distribution	17,512	12,770
Chemicals	8,390	8,284
Corporate and others	1,671	1,399
Consolidated income from other operations	42,471	44,273

Consolidated operating income	2,018,883	2,825,914

56	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2015	2014
	RMB million	RMB million
Operating profit/(loss)
By segment
Exploration and production	(18,511)	46,309
Refining	19,423	(1,982)
Marketing and distribution	27,299	29,753
Chemicals	19,691	(2,164)
Corporate and others	(678)	(2,982)
Elimination	4,566	2,179
Total segment operating profit	51,790	71,113
Investment income/(loss)
Exploration and production	708	1,118
Refining	754	(854)
Marketing and distribution	1,910	1,292
Chemicals	3,081	811
Corporate and others	2,942	5,770
Elimination	(822)	—
Total segment investment income	8,573	8,137
Financial expenses	(9,017)	(9,618)
Gain/(loss) from changes in fair value	735	(4,151)

Operating profit	52,081	65,481
Add: Non-operating income	6,945	4,710
Less: Non-operating expenses	3,067	3,710
Profit before taxation	55,959	66,481

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Assets
Segment assets
Exploration and production	447,307	453,060
Refining	264,573	297,884
Marketing and distribution	283,416	276,298
Chemicals	150,577	162,685
Corporate and others	108,921	147,015
Total segment assets	1,254,794	1,336,942
Cash at bank and on hand	68,557	10,100
Long-term equity investments	82,970	80,593
Deferred tax assets	7,469	6,979
Other unallocated assets	29,339	16,754
Total assets	1,443,129	1,451,368
Liabilities
Segment liabilities
Exploration and production	96,725	100,548
Refining	58,578	67,328
Marketing and distribution	118,476	118,161
Chemicals	26,963	27,439
Corporate and others	104,193	138,928
Total segment liabilities	404,935	452,404
Short-term loans	74,729	166,688
Non-current liabilities due within one year	11,277	11,890
Long-term loans	56,493	67,426
Debentures payable	83,253	83,506
Deferred tax liabilities	8,259	7,820
Other non-current liabilities	13,673	11,549
Other unallocated liabilities	4,887	2,990
Total liabilities	657,506	804,273

56	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2015	2014
	RMB million	RMB million
Capital expenditure
Exploration and production	54,710	80,196
Refining	15,132	27,957
Marketing and distribution	22,115	26,989
Chemicals	17,471	15,850
Corporate and others	2,821	3,648
	112,249	154,640
Depreciation, depletion and amortisation
Exploration and production	52,155	48,902
Refining	16,557	15,015
Marketing and distribution	14,075	12,491
Chemicals	11,996	12,130
Corporate and others	1,585	1,559
	96,368	90,097
Impairment losses on long-lived assets
Exploration and production	4,864	2,436
Refining	9	29
Marketing and distribution	19	40
Chemicals	142	1,106
Corporate and others	112	8
	5,146	3,619

(2)	Geographical information

The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2015	2014
	RMB million	RMB million
External sales
Mainland China	1,579,364	2,062,775
Others	439,519	763,139
	2,018,883	2,825,914

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Non-current assets
Mainland China	1,027,070	1,003,521
Others	56,081	64,589
	1,083,151	1,068,110

57	FINANCIAL INSTRUMENTS

Overview
Financial assets of the Group include cash at bank, equity investments other than long-term equity investment, accounts receivable, bills receivable, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term loans, accounts payable, bills payable, debentures payable, employee benefits payable, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk;

‧	market risk;

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institution in the PRC with acceptable credit ratings. The majority of the Group’s accounts receivable relates to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 31 December 2015, except for the amounts due from Sinopec Group Company and fellow subsidiaries. The Group performs ongoing credit evaluations of its customers’ financial condition and generally does not require collateral on accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash at bank, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

Liquidity risk
Liquidity risk is the risk that the Group encounters short fall of capital when meeting its obligation of financial liabilities. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed capital conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The Group prepares monthly cash flow budget to ensure that they will always have sufficient liquidity to meet its financial obligation as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the liquidity risk.

At 31 December 2015, the Group has standby credit facilities with several PRC financial institutions which provide the Group to borrow up to RMB 297,997 million (2014: RMB 302,570 million) on an unsecured basis, at a weighted average interest rate of 2.50% (2014: 3.51%). At 31 December 2015, the Group’s outstanding borrowings under these facilities were RMB 32,991 million (2014: RMB 78,983 million) and were included in loans.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	At 31 December 2015
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	74,729	75,314	75,314	—	—	—
Non-current liabilities due within one year	11,277	11,405	11,405	—	—	—
Short-term debentures payable	30,000	30,486	30,486	—	—	—
Long-term loans	56,493	58,156	703	9,366	10,930	37,157
Debentures payable	83,253	97,611	3,314	32,274	39,502	22,521
Bills payable	3,566	3,566	3,566	—	—	—
Accounts payable	130,446	130,446	130,446	—	—	—
Other payables and employee benefits payable	87,502	87,502	87,502	—	—	—
Total	477,266	494,486	342,736	41,640	50,432	59,678

57	FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

	At 31 December 2014
	Carrying amount	Total contractual undiscounted cash flow	Within one year or on demand	More than one year but less than two years	More than two years but less than five years	More than five years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term loans	166,688	167,488	167,488	—	—	—
Non-current liabilities due within one year	11,890	11,949	11,949	—	—	—
Long-term loans	67,426	77,483	1,725	10,240	15,226	50,292
Debentures payable	83,506	96,474	2,865	7,472	54,629	31,508
Bills payable	4,577	4,577	4,577	—	—	—
Accounts payable	198,366	198,366	198,366	—	—	—
Other payables and employee benefits payable	104,141	104,141	104,141	—	—	—
Total	636,594	660,478	491,111	17,712	69,855	81,800

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(a)	Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts denominated in US Dollars, Euro, Japanese Yen and Hong Kong Dollars, and the Group enters into foreign exchange contracts to manage currency risk exposure.

Included in short-term and long-term debts denominated are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

The Group

	At 31 December	At 31 December
	2015	2014
	million	million
Gross exposure arising from loans and borrowings
US Dollars	USD 1,181	USD 8,382
Euro	EUR 1,108	EUR 57
Japanese Yen	—	JPY 8,662
Hong Kong Dollars	HKD 6	HKD 6

A 5 percent strengthening/weakening of Renminbi against the following currencies at 31 December 2015 and 2014 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

The Group

	At 31 December	At 31 December
	2015	2014
	million	million
US Dollars	288	1,923
Euro	295	16
Japanese Yen	—	17

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity of the Group.

57	FINANCIAL INSTRUMENTS (Continued)

Market risk (Continued)

(b)	Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term loans. Loans carrying interest at variable interest rates and at fixed interest rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates and terms of repayment of short-term and long-term loans of the Group are disclosed in Note 21 and Note 29, respectively.

At 31 December 2015 it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year by approximately RMB 91 million (2014: RMB 1,199 million). This sensitivity analysis has been determined assuming that the change in interest rates had occurred at the balance sheet date and the change was applied to the Group’s loans outstanding at that date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2014.

(c)	Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of such risk.

At 31 December 2015, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. At 31 December 2015, the net fair value of such derivative hedging financial instruments is derivative financial assets of RMB 7,875 million (2014: RMB 12,622 million) recognised in other receivables and derivative financial liabilities of RMB 2,750 million (2014: RMB 18,990 million) recognised in other payables.

At 31 December 2015, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments which would decrease/increase the Group’s profit for the year by approximately RMB 1,951 million (2014: decrease/increase RMB 1,167 million), and decrease/increase the Group’s other comprehensive income by approximately RMB 3,052 million (2014: increase/decrease RMB 2,206 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2014.

Fair values

(i)	Financial instruments carried at fair value
The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy. With the fair value of each financial instrument categorised in its entirely based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2015

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	261	—	—	261
Derivative financial instruments:
– Derivative financial assets	4,235	3,640	—	7,875
	4,496	3,640	—	8,136
Liabilities
Derivative financial instruments:
– Other derivative financial liabilities	305	2,445	—	2,750
	305	2,445	—	2,750

57	FINANCIAL INSTRUMENTS (Continued)

Fair values (Continued)

(i)	Financial instruments carried at fair value (Continued)

At 31 December 2014

The Group

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	183	—	—	183
Derivative financial instruments:
– Derivative financial assets	2,885	9,737	—	12,622
	3,068	9,737	—	12,805
Liabilities
Derivative financial instruments:
– Embedded derivative component of the Convertible bonds	—	3,288	—	3,288
– Other derivative financial liabilities	1,920	17,070	—	18,990
	1,920	20,358	—	22,278

During the years ended 31 December 2015 and 2014, there were no transfers between instruments in Level 1 and Level 2.

(ii)	Fair values of financial instruments carried at other than fair value
The fair values of the Group’s financial instruments carried at other than fair value (other than long-term debts and unquoted security investments) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term debts are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities ranging 1.08% to 4.90% (2014: 0.33% to 6.15%). The following table presents the carrying amount and fair value of the Group’s long-term debts other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2015 and 2014:

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Carrying amount	105,927	115,767
Fair value	103,482	112,362

The Group has not developed an internal valuation model necessary to make the estimate of the fair value of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair value because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation of the Group, its existing capital structure and the terms of the borrowings.

Other unquoted equity investments are individually and in the aggregate not material to the Group’s financial position or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted equity investments for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2015 and 2014.

58	EXTRAORDINARY GAINS AND LOSSES

Pursuant to “Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public-Extraordinary Gain and Loss” (2008), the extraordinary gains and losses of the Group are as follows:

	2015	2014
	RMB million	RMB million
Extraordinary (gains)/losses for the year:
Net loss on disposal of non-current assets	721	1,622
Donations	112	125
Government grants	(5,002)	(3,165)
Gain on holding and disposal of various investments	(943)	(4,680)
Other non-operating loss, net	331	419
	(4,781)	(5,679)
Tax effect	1,060	1,420
Total	(3,721)	(4,259)
Attributable to:
Equity shareholders of the Company	(3,306)	(4,192)
Minority interests	(415)	(67)

59	BASIC AND DILUTED EARNINGS PER SHARE

(i)	Basic earnings per share
Basic earnings per share is calculated by the net profit attributable to equity shareholders of the Company and the weighted average number of outstanding ordinary shares of the Company:

	2015	2014
Net profit attributable of equity shareholders of the Company (RMB million)	32,207	47,430
Weighted average number of outstanding ordinary shares of the Company (million)	120,853	116,822
Basic earnings per share (RMB/Share)	0.266	0.406

The calculation of the weighted average number of ordinary shares is as follows:

	2015	2014
Weighted average number of outstanding ordinary shares of the Company	118,280	116,565
Conversion of the 2011 Convertible Bonds (million)	2,573	257
Weighted average number of outstanding ordinary shares of the Company at 31 December (million)	120,853	116,822

(ii)	Diluted earnings per share
Diluted earnings per share is calculated by the net profit attributable to equity shareholders of the Company (diluted) and the weighted average number of ordinary shares of the Company (diluted):

	2015	2014
Net profit attributable to equity shareholders of the Company (diluted) (RMB million)	32,205	47,564
Weighted average number of outstanding ordinary shares of the Company (diluted) (million)	120,853	117,242
Diluted earnings per share (RMB/Share)	0.266	0.406

The calculation of the weighted average number of ordinary shares (diluted) is as follows:

	2015	2014
The weighted average number of the ordinary shares issued at 31 December (million)	120,853	116,822
Effect of the convertible bonds (million)	—	420
Weighted average number of the ordinary shares issued at 31 December (diluted) (million)	120,853	117,242

60	RETURN ON NET ASSETS AND EARNINGS PER SHARE

In accordance with “Regulation on the Preparation of Information Disclosures of Companies Issuing Public Shares No.9 – Calculation and Disclosure of the Return on Net Assets and Earnings Per Share” (2010 revised) issued by the CSRC and relevant accounting standards, the Group’s return on net assets and earnings per share are calculated as follows:

	2015			2014
	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share	Weighted average return on net assets	Basic earnings per share	Diluted earnings per share
	(%)	(RMB/Share)	(RMB/Share)	(%)	(RMB/Share)	(RMB/Share)
Net profit attributable to the Company’s ordinary equity shareholders	5.04	0.266	0.266	8.14	0.406	0.406
Net profit deducted extraordinary gains and losses attributable to the Company’s ordinary equity shareholders	4.52	0.239	0.239	7.42	0.370	0.370

REPORT OF THE INTERNATIONAL AUDITOR

Independent Auditor’s Report
To the shareholders of China Petroleum & Chemical Corporation
(incorporated in People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Petroleum & Chemical Corporation (the “Company”) and its subsidiaries set out on pages 137 to 192, which comprise the consolidated balance sheet as at 31 December 2015, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and its subsidiaries as at 31 December 2015, and of their financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 29 March 2016

PricewaterhouseCoopers, 22/F, Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

(B)	FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)
CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2015
(Amounts in million, except per share data)

	Note	Year ended 31 December
		2015	2014
		RMB	RMB
Turnover and other operating revenues
Turnover	3	1,976,412	2,781,641
Other operating revenues	4	42,471	44,273
		2,018,883	2,825,914
Operating expenses
Purchased crude oil, products and operating supplies and expenses		(1,492,926)	(2,334,399)
Selling, general and administrative expenses	5	(69,330)	(68,374)
Depreciation, depletion and amortisation		(96,368)	(90,097)
Exploration expenses, including dry holes		(10,459)	(10,969)
Personnel expenses	6	(56,331)	(57,233)
Taxes other than income tax	7	(236,343)	(191,202)
Other operating expense, net	8	(98)	(153)
Total operating expenses		(1,961,855)	(2,752,427)

Operating profit		57,028	73,487
Finance costs
Interest expense	9	(8,133)	(11,218)
Interest income		2,978	1,779
Loss on embedded derivative component of the convertible bonds	28(iii)	(259)	(4,611)
Foreign currency exchange losses, net		(3,862)	(179)
Net finance costs		(9,276)	(14,229)
Investment income		444	2,616
Share of profits less losses from associates and joint ventures	19, 20	8,081	3,630

Profit before taxation		56,277	65,504
Tax expense	10	(12,613)	(17,571)
Profit for the year		43,664	47,933
Attributable to:
Owners of the Company		32,438	46,466
Non-controlling interests		11,226	1,467
Profit for the year		43,664	47,933
Earnings per share:	15
Basic		0.268	0.398
Diluted		0.268	0.397

The notes on pages 144 to 192 form part of these consolidated financial statements. Details of dividends payable to owners of the Company attributable to the profit for the year are set out in Note 13.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2015
(Amounts in million)

	Note	Year ended 31 December
		2015	2014
		RMB	RMB
Profit for the year		43,664	47,933
Other comprehensive income:	14
Items that may be reclassified subsequently to profit or loss (net of tax and after reclassification adjustments):
Cash flow hedges		3,163	(4,485)
Available-for-sale securities		62	(1,225)
Share of other comprehensive loss of associates and joint ventures		(5,356)	(3,042)
Foreign currency translation differences		2,268	(514)
Total items that may be reclassified subsequently to profit or loss		137	(9,266)
Total other comprehensive income/(loss)		137	(9,266)

Total comprehensive income for the year		43,801	38,667
Attributable to:
Owners of the Company		31,715	38,798
Non-controlling interests		12,086	(131)
Total comprehensive income for the year		43,801	38,667

The notes on pages 144 to 192 form part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET
As at 31 December 2015
(Amounts in million)

	Note	31 December	31 December
		2015	2014
		RMB	RMB
Non-current assets
Property, plant and equipment, net	16	732,577	703,485
Construction in progress	17	152,276	177,667
Goodwill	18	6,271	6,281
Interest in associates	19	39,652	32,119
Interest in joint ventures	20	43,318	48,474
Available-for-sale financial assets	21	10,326	868
Deferred tax assets	27	7,469	6,979
Lease prepayments	22	51,044	49,136
Long-term prepayments and other assets	23	67,791	66,215
Total non-current assets		1,110,724	1,091,224
Current assets
Cash and cash equivalents		67,824	9,355
Time deposits with financial institutions		733	745
Trade accounts receivable	24	56,126	90,831
Bills receivable	24	10,949	13,963
Inventories	25	145,498	188,223
Prepaid expenses and other current assets	26	51,275	57,027
Total current assets		332,405	360,144
Current liabilities
Short-term debts	28	71,517	75,183
Loans from Sinopec Group Company and fellow subsidiaries	28	43,929	102,965
Trade accounts payable	29	130,446	198,366
Bills payable	29	3,566	4,577
Accrued expenses and other payables	30	212,136	222,075
Income tax payable		1,048	1,091
Total current liabilities		462,642	604,257

Net current liabilities		130,237	244,113

Total assets less current liabilities		980,487	847,111
Non-current liabilities
Long-term debts	28	95,446	107,787
Loans from Sinopec Group Company and fellow subsidiaries	28	44,300	43,145
Deferred tax liabilities	27	8,259	7,820
Provisions	31	33,186	29,715
Other long-term liabilities		15,077	13,067
Total non-current liabilities		196,268	201,534

		784,219	645,577
Equity
Share capital	32	121,071	118,280
Reserves		552,958	474,761
Total equity attributable to owners of the Company		674,029	593,041
Non-controlling interests		110,190	52,536
Total equity		784,219	645,577

Approved and authorised for issue by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

The notes on pages 144 to 192 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2015
(Amounts in million)

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non– controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2014	116,565	(33,713)	33,347	73,337	117,000	2,491	259,776	568,803	52,823	621,626
Profit for the year	—	—	—	—	—	—	46,466	46,466	1,467	47,933
Other comprehensive income (Note 14)	—	—	—	—	—	(7,668)	—	(7,668)	(1,598)	(9,266)
Total comprehensive income for the year	—	—	—	—	—	(7,668)	46,466	38,798	(131)	38,667
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 28(iii))	1,715	–	8,477	—	—	—	—	10,192	—	10,192
Final dividend for 2013 (Note 13)	—	—	—	—	—	—	(17,519)	(17,519)	—	(17,519)
Interim dividend for 2014 (Note 13)	—	—	—	—	—	—	(10,512)	(10,512)	—	(10,512)
Appropriation (Note (a))	—	—	—	3,215	—	—	(3,215)	—	—	—
Contributions to subsidiaries from non-controlling interests	—	—	—	—	—	—	—	—	4,155	4,155
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,545)	(1,545)
Total contributions by and distributions to owners	1,715	—	8,477	3,215	—	—	(31,246)	(17,839)	2,610	(15,229)
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests	—	3,216	—	—	—	—	—	3,216	(2,877)	339
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	3,216	—	—	—	—	—	3,216	(2,877)	339

Total transactions with owners	1,715	3,216	8,477	3,215	—	—	(31,246)	(14,623)	(267)	(14,890)
Others	—	—	—	—	—	(1,002)	1,065	63	111	174

Balance at 31 December 2014	118,280	(30,497)	41,824	76,552	117,000	(6,179)	276,061	593,041	52,536	645,577

The notes on pages 144 to 192 form part of these consolidated financial statements.

	Share capital	Capital reserve	Share premium	Statutory surplus reserve	Discretionary surplus reserve	Other reserves	Retained earnings	Total equity attributable to owners of the Company	Non– controlling interests	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at 1 January 2015	118,280	(30,497)	41,824	76,552	117,000	(6,179)	276,061	593,041	52,536	645,577
Profit for the year	—	—	—	—	—	—	32,438	32,438	11,226	43,664
Other comprehensive income (Note 14)	—	—	—	—	—	(1,169)	—	(1,169)	1,306	137
Total comprehensive income for the year	—	—	—	—	—	(1,169)	32,438	31,269	12,532	43,801
Transactions with owners, recorded directly in equity:
Contributions by and distributions to owners:
Conversion of the 2011 Convertible Bonds (Note 28(iii))	2,791	—	14,026	—	—	—	—	16,817	—	16,817
Final dividend for 2014 (Note 13)	—	—	—	—	—	—	(13,318)	(13,318)	—	(13,318)
Interim dividend for 2015 (Note 13)	—	—	—	—	—	—	(10,896)	(10,896)	—	(10,896)
Appropriation (Note (a))	—	—	—	3,088	—	—	(3,088)	—	—	—
Contributions to subsidiaries from non-controlling interests (Note 37(i))	—	56,224	—	—	—	446	—	56,670	48,807	105,477
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(3,389)	(3,389)
Total contributions by and distributions to owners	2,791	56,224	14,026	3,088	—	446	(27,302)	49,273	45,418	94,691
Changes in ownership interests in subsidiaries that do not result in a loss of control:
Transaction with non-controlling interests	—	326	—	—	—	—	—	326	(326)	—
Total changes in ownership interests in subsidiaries that do not result in a loss of control	—	326	—	—	—	—	—	326	(326)	—

Total transactions with owners	2,791	56,550	14,026	3,088	—	446	(27,302)	49,599	45,092	94,691
Others	—	120	—	—	—	121	(121)	120	30	150

Balance at 31 December 2015	121,071	26,173	55,850	79,640	117,000	(6,781)	281,076	674,029	110,190	784,219

Note:

(a)
According to the Articles of Association of the Company, the Company is required to transfer 10% of its net profit determined in accordance with the accounting policies complying with Accounting Standards for Business Enterprises (“ASBE”), adopted by the Group to statutory surplus reserve. In the event that the reserve balance reaches 50% of the registered capital, no transfer is required. The transfer to this reserve must be made before distribution of a dividend to shareholders. Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by issuing of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

During the year ended 31 December 2015, the Company transferred RMB 3,088 million (2014: RMB 3,215 million), being 10% of the current year’s net profit determined in accordance with the accounting policies complying with ASBE to this reserve.

(b)	The usage of the discretionary surplus reserve is similar to that of statutory surplus reserve.

(c)
As at 31 December 2015, the amount of retained earnings available for distribution was RMB 167,825 million (2014: RMB 166,481 million), being the amount determined in accordance with International Financial Reporting Standards (“IFRS”). According to the Articles of Association of the Company, the amount of retained earnings available for distribution to owners of the Company is lower of the amount determined in accordance with the accounting policies complying with ASBE and the amount determined in accordance with the accounting policies complying with IFRS.

(d)
The capital reserve represents (i) the difference between the total amount of the par value of shares issued and the amount of the net assets transferred from Sinopec Group Company in connection with the Reorganisation; and (ii) the difference between the considerations paid over the amount of the net assets of entities and related operations acquired from Sinopec Group Company and non-controlling interests.

(e)	The application of the share premium account is governed by Sections 167 and 168 of the PRC Company Law.

The notes on pages 144 to 192 form part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2015
(Amounts in million)

	Note	Year ended 31 December
		2015	2014
		RMB	RMB
Net cash generated from operating activities	(a)	165,818	148,347
Investing activities
Capital expenditure		(95,454)	(113,047)
Exploratory wells expenditure		(7,203)	(11,334)
Purchase of investments, investments in associates and investments in joint ventures	19, 20, 21	(23,421)	(16,387)
Proceeds from disposal of investments and investments in associates		3,353	3,874
Proceeds from disposal of property, plant, equipment and other non-current assets		454	1,020
Decrease/(increase) in time deposits with maturities over three months		12	(690)
Interest received		2,196	1,619
Investment and dividend income received		3,111	2,312
Net cash used in investing activities		(116,952)	(132,633)
Financing activities
Proceeds from bank and other loans		1,090,241	1,128,447
Repayments of bank and other loans		(1,152,837)	(1,114,481)
Contributions to subsidiaries from non-controlling interests		105,477	4,128
Dividends paid by the Company		(24,214)	(28,031)
Distributions by subsidiaries to non-controlling interests		(1,212)	(1,674)
Interest paid		(8,145)	(9,789)
Transaction with non-controlling interests		—	(21)
Net cash generated from/(used in) financing activities		9,310	(21,421)

Net increase/(decrease) in cash and cash equivalents		58,176	(5,707)
Cash and cash equivalents at 1 January		9,355	15,046
Effect of foreign currency exchange rate changes		293	16
Cash and cash equivalents at 31 December		67,824	9,355

The notes on pages 144 to 192 form part of these consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 31 December 2015
(Amounts in million)

(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	Year ended 31 December
	2015	2014
	RMB	RMB
Operating activities
Profit before taxation	56,277	65,504
Adjustments for:
Depreciation, depletion and amortisation	96,368	90,097
Dry hole costs written off	6,099	5,587
Share of profits from associates and joint ventures	(8,081)	(3,630)
Investment income	(444)	(2,616)
Interest income	(2,978)	(1,779)
Interest expense	8,133	11,218
Loss/(gain) on foreign currency exchange rate changes and derivative financial instruments	3,085	(662)
Loss on disposal of property, plant, equipment and other non-currents assets, net	721	1,622
Impairment losses on assets	8,767	6,839
Loss on embedded derivative component of the convertible bonds	259	4,611
	168,206	176,791
Net charges from:
Accounts receivable and other current assets	40,866	(28,654)
Inventories	39,072	28,540
Accounts payable and other current liabilities	(68,327)	(6,777)
	179,817	169,900
Income tax paid	(13,999)	(21,553)
Net cash generated from operating activities	165,818	148,347

The notes on pages 144 to 192 form part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2015

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION

Principal activities
China Petroleum & Chemical Corporation (the “Company”) is an energy and chemical company that, through its subsidiaries (hereinafter collectively referred to as the “Group”), engages in oil and gas and chemical operations in the People’s Republic of China (the “PRC”). Oil and gas operations consist of exploring for, developing and producing crude oil and natural gas; transporting crude oil and natural gas by pipelines; refining crude oil into finished petroleum products; and marketing crude oil, natural gas and refined petroleum products. Chemical operations include the manufacture and marketing of a wide range of chemicals for industrial uses.

Organisation
The Company was established in the PRC on 25 February 2000 as a joint stock limited company as part of the reorganisation (the “Reorganisation”) of China Petrochemical Corporation (“Sinopec Group Company”), the ultimate holding company of the Group and a ministry-level enterprise under the direct supervision of the State Council of the PRC. Prior to the incorporation of the Company, the oil and gas and chemical operations of the Group were carried on by oil administration bureaux, petrochemical and refining production enterprises and sales and marketing companies of Sinopec Group Company.

As part of the Reorganisation, certain of Sinopec Group Company’s core oil and gas and chemical operations and businesses together with the related assets and liabilities were transferred to the Company. On 25 February 2000, in consideration for Sinopec Group Company transferring such oil and gas and chemical operations and businesses and the related assets and liabilities to the Company, the Company issued 68.8 billion domestic state-owned ordinary shares with a par value of RMB 1.00 each to Sinopec Group Company. The shares issued to Sinopec Group Company on 25 February 2000 represented the entire registered and issued share capital of the Company on that date. The oil and gas and chemical operations and businesses transferred to the Company were related to (i) the exploration, development and production of crude oil and natural gas, (ii) the refining, transportation, storage and marketing of crude oil and petroleum products, and (iii) the production and sales of chemicals.

Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with all applicable IFRSs as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and related interpretations (“IFRIC”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group are set out in Note 2.

(a)	New and amended standards and interpretations adopted by the Group
The IASB has not issued any new and amended standards and interpretations that are first effective for the current accounting period of the Group. The Group has not adopted any new standard or interpretation that is not yet effective for the current accounting period.

(b)	New and amended standards and interpretations not yet adopted by the Group
The following relevant IFRSs, amendments to existing IFRSs and interpretation of IFRS have been published and are mandatory for accounting periods beginning on or after 1 January 2016 or later periods and have not been early adopted by the Group. Management is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application and has so far concluded that, except for IFRS 16, the adoption of these amendments, new standards and new interpretations is unlikely to have a significant impact on the Group’s results of operations and financial position.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses - the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Earlier application is permitted.

Amendments to IFRS 10 and IAS 28 on sale or contribution of assets between an investor and its associate or joint venture. The amendments address an inconsistency between IFRS 10 and IAS 28 in the sale and contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business. A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if those assets are in a subsidiary. The amendments were originally intended to be effective for annual periods beginning on or after 1 January 2016. The effective date has now been deferred/removed. Early application of the amendments continues to be permitted.

Amendment to IFRS 11 on accounting for acquisitions of interests in joint operations. The amendment requires an investor to apply the principles of business combination accounting when it acquires an interest in a joint operation that constitutes a ‘business’ (as defined in IFRS 3, Business combinations). Specifically, an investor will need to: (1) measure identifiable assets and liabilities at fair value; (2) expense acquisition–related costs; (3) recognise deferred tax; and (4) recognise the residual as goodwill. All other principles of business combination accounting apply unless they conflict with IFRS 11. The amendment is applicable to both the acquisition of the initial interest and a further interest in a joint operation. The previously held interest is not remeasured when the acquisition of an additional interest in the same joint operation with joint control maintained. Amendment to IFRS 11 is effective for annual financial statements for a period beginning on or after 1 January 2016. Earlier application is permitted.

1	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PREPARATION (Continued)

(b)	New and amended standards and interpretations not yet adopted by the Group (Continued)
IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognise revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue-Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018, with earlier application permitted.

Amendment to IAS 27, ‘Method to measure investments in subsidiaries, joint ventures and associates’, allows entities to use equity method to measure investments in subsidiaries, joint ventures and associates in their separate financial statements. IAS 27 currently allows entities to measure their investments in subsidiaries, joint ventures and associates either at cost or as a financial asset in their separate financial statements. The amendments introduce the equity method as a third option. The election can be made independently for each category of investment (subsidiaries, joint ventures and associates). Entities wishing to change to the equity method must do so retrospectively. The amendment is effective for annual period beginning on or after 1 January 2016. Earlier application is permitted.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. Management is still assessing the impact of adoption IFRS 16 to the Group’s results of operation and financial position. An entity shall apply IFRS 16 for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 is also applied.

(c)	New Hong Kong Companies Ordinance
In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year ended 31 December 2015, as a result, there are changes to presentation and disclosures of certain information in the consolidated financial statements.

The accompanying consolidated financial statements are prepared on the historical cost basis except for the remeasurement of available-for-sale securities (Note 2(k)), securities held for trading (Note 2(k)), derivative financial instruments (Note 2(l) and (n)) and derivative component of the convertible bonds (Note 2(r)) to their fair values.

The preparation of the financial statements in accordance with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRSs that have significant effect on the consolidated financial statements and the major sources of estimation uncertainty are disclosed in Note 39.

2	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation
The consolidated financial statements comprise the Company and its subsidiaries, and interest in associates and joint ventures.

(i)	Subsidiaries and non-controlling interests
Subsidiaries are those entities controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Non-controlling interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separately from equity attributable to the owners of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the owners of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture (Note 2(a) (ii)).

In the Company’s balance sheet, investments in subsidiaries are stated at cost less impairment losses (Note 2(o)).

The particulars of the Group’s principal subsidiaries are set out in Note 37.

(ii)	Associates and joint ventures
An associate is an entity, not being a subsidiary, in which the Group exercises significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for in the consolidated financial statements using the equity method from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (Note 2(j) and (o)).

The Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group’s share of the post-acquisition, post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group ceases to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (see Note 2(k)) or, when appropriate, the cost on initial recognition of an investment in an associate (see Note 2(a) (ii)).

In the Company’s balance sheet, investments in associates and joint ventures are stated at cost less impairment losses (Note 2(o)).

(iii)	Transactions eliminated on consolidation
Inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation. Unrealised gains arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in the entity. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Translation of foreign currencies
The presentation currency of the Group is Renminbi. Foreign currency transactions during the year are translated into Renminbi at the applicable rates of exchange quoted by the People’s Bank of China (‘‘PBOC’’) prevailing on the transaction dates. Foreign currency monetary assets and liabilities are translated into Renminbi at the PBOC’s rates at the balance sheet date.

Exchange differences, other than those capitalised as construction in progress, are recognised as income or expense in the “finance costs” section of the consolidated income statement.

The results of foreign operations are translated into Renminbi at the applicable rates quoted by the PBOC prevailing on the transaction dates. Balance sheet items, including goodwill arising on consolidation of foreign operations are translated into Renminbi at the closing foreign exchange rates at the balance sheet date. The income and expenses of foreign operation are translated into Renminbi at the spot exchange rates or an exchange rate that approximents the spot exchange rates on the transaction dates. The resulting exchange differences are recognised in other comprehensive income and accumulated in equity in the other reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to the consolidated income statement when the profit or loss on disposal is recognised.

(c)	Cash and cash equivalents
Cash equivalents consist of time deposits with financial institutions with an initial term of less than three months when purchased. Cash equivalents are stated at cost, which approximates fair value.

(d)	Trade, bills and other receivables
Trade, bills and other receivables are initially recognised at fair value and thereafter stated at amortised cost using the effective interest method, less impairment losses for bad and doubtful debts (Note 2(o)). Trade, bills and other receivables are derecognised if the Group’s contractual rights to the cash flows from these financial assets expire or if the Group transfers these financial assets to another party without retaining control or substantially all risks and rewards of the assets.

(e)	Inventories
Inventories are stated at the lower of cost and net realisable value. Cost includes the cost of purchase computed using the weighted average method and, in the case of work in progress and finished goods, direct labour and an appropriate proportion of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

(f)	Property, plant and equipment
An item of property, plant and equipment is initially recorded at cost, less accumulated depreciation and impairment losses (Note 2(o)). The cost of an asset comprises its purchase price, any directly attributable costs of bringing the asset to working condition and location for its intended use. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred, when it is probable that the future economic benefits embodied with the item will flow to the Group and the cost of the item can be measured reliably. All other expenditure is recognised as an expense in the consolidated income statement in the year in which it is incurred.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment, other than oil and gas properties, are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the consolidated income statement on the date of retirement or disposal.

Depreciation is provided to write off the cost amount of items of property, plant and equipment, other than oil and gas properties, over its estimated useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

	Estimated	Estimated
	usage period	residuals rate

Buildings	12 to 50 years	3%
Equipment, machinery and others	4 to 30 years	3%

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reassessed annually.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)	Oil and gas properties
The Group uses the successful efforts method of accounting for its oil and gas producing activities. Under this method, costs of development wells, the related supporting equipment and proved mineral interests in properties are capitalised. The cost of exploratory wells is initially capitalised as construction in progress pending determination of whether the well has found proved reserves. The impairment of exploratory well costs occurs upon the determination that the well has not found proved reserves. The exploratory well costs are usually not carried as an asset for more than one year following completion of drilling, unless (i) the well has found a sufficient quantity of reserves to justify its completion as a producing well if the required capital expenditure is made; (ii) drilling of the additional exploratory wells is under way or firmly planned for the near future; or (iii) other activities are being undertaken to sufficiently progress the assessing of the reserves and the economic and operating viability of the project. All other exploration costs, including geological and geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

Management estimates future dismantlement costs for oil and gas properties with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with the industry practices and the future cash flows are adjusted to reflect such risks specific to the liability, as appropriate. These estimated future dismantlement costs are discounted at pre-tax risk-free rate and are capitalised as oil and gas properties, which are subsequently amortised as part of the costs of the oil and gas properties.

(h)	Lease prepayments
Lease prepayments represent land use rights paid to the relevant government authorities. Land use rights are carried at cost less accumulated amount charged to expense and impairment losses (Note 2(o)). The cost of lease prepayments is charged to expense on a straight–line basis over the respective periods of the rights.

(i)	Construction in progress
Construction in progress represents buildings, oil and gas properties, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (Note 2(o)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the periods of construction.

Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

No depreciation is provided in respect of construction in progress.

(j)	Goodwill
Goodwill represents amounts arising on acquisition of subsidiaries, associates or joint ventures. Goodwill represents the difference between the cost of acquisition and the fair value of the net identifiable assets acquired.

Prior to 1 January 2008, the acquisition of the non-controlling interests of a consolidated subsidiary was accounted using the acquisition method whereby the difference between the cost of acquisition and the fair value of the net identifiable assets acquired (on a proportionate share) was recognised as goodwill. From 1 January 2008, any difference between the amount by which the non-controlling interest is adjusted (such as through an acquisition of the non-controlling interests) and the cash or other considerations paid is recognised in equity.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit the synergies of the combination and is tested annually for impairment (Note 2(o)). In respect of associates or joint ventures, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or joint venture and the investment as a whole is tested for impairment whenever there is objective evidence of impairment (Note 2(o)).

(k)	Available-for-sale financial assets
Investments in available-for-sale securities are carried at fair value with any change in fair value recognised in other comprehensive income and accumulated separately in equity in other reserves. When these investments are derecognised or impaired, the cumulative gain or loss is reclassified from equity to the consolidated income statement. Investments in equity securities, other than investments in associates and joint ventures, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (Note 2(o)).

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in the consolidated income statement as incurred. At each balance sheet date, the fair value is remeasured, with any resultant gain or loss being recognised in the consolidated income statement.

(l)	Derivative financial instruments
Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the consolidated income statement, except where the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resulting gain or loss depends on the nature of the item being hedged (Note 2(n)).

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)	Offsetting financial instruments
Financial assets and liabilities are presented respectively in the consolidated balance sheet, without any offset. However, they are offset and reported in the balance sheet when satisfied the following: (1) There is a legally enforceable right to offset the recognised amounts. (2) There is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

(n)	Hedging

(i)	Cash flow hedges
Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction, the effective portion of any gains or losses on re-measurement of the derivative financial instrument to fair value are recognised in other comprehensive income and accumulated separately in equity in other reserves. The ineffective portion of any gain or loss is recognised immediately in the consolidated income statement.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset, the associated gain or loss is reclassified from equity to be included in the initial cost or other carrying amount of the non-financial asset.

If a hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the asset acquired or liability assumed affects the consolidated income statement (such as when interest income or expense is recognised).

For cash flow hedges, other than those covered by the preceding two policy statements, the associated gain or loss is reclassified from equity to the consolidated income statement in the same period or periods during which the hedged forecast transaction affects the consolidated income statement.

When a hedging instrument expires or is sold, terminated, exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity until the transaction occurs and it is recognised in accordance with the above policy. If the hedged transaction is no longer expected to take place, the cumulative unrealised gain or loss is reclassified from equity to the consolidated income statement immediately.

(ii)	Fair value hedges
A fair value hedge is a hedge of the exposure to changes in fair value of a recognised asset or liability or an unrecognised firm commitment, or an identified portion of such an asset, liability or unrecognised firm commitment.

The gain or loss from re-measuring the hedging instrument at fair value is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss.

When a hedging instrument expires or is sold, terminated or exercised, or no longer meets the criteria for hedge accounting, the Group discontinues prospectively the hedge accounting treatments. If the hedged item is a financial instrument measured at amortised cost, any adjustment to the carrying amount of the hedged item is amortised to profit or loss from the adjustment date to the maturity date using the recalculated effective interest rate at the adjustment date.

(iii)	Hedge of net investments in foreign operations
The portion of the gain or loss on re-measurement to fair value of an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised in other comprehensive income and accumulated separately in equity in the other reserve until the disposal of the foreign operation, at which time the cumulative gain or loss is reclassified from equity to the consolidated income statement. The ineffective portion is recognised immediately in the consolidated income statement.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o)	Impairment of assets
(i)
Trade accounts receivable, other receivables and investment in equity securities that do not have a quoted market price in an active market are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, an impairment loss is determined and recognised.

The impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material, and is recognised as an expense in the consolidated income statement. Impairment losses for trade and other receivables are reversed through the consolidated income statement if in a subsequent period the amount of the impairment losses decreases. Impairment losses for equity securities carried at cost are not reversed.

For investments in associates and joint ventures accounted under the equity method (Note 2(a) (ii)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with the accounting policy set out in Note 2(o) (ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with the accounting policy set out in Note 2(o) (ii).

(ii)	Impairment of other long-lived assets is accounted as follows:
The carrying amounts of other long-lived assets, including property, plant and equipment, construction in progress, lease prepayments and other assets, are reviewed at each balance sheet date to identify indicators that the assets may be impaired. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. For goodwill, the recoverable amount is estimated at each balance sheet date.

The recoverable amount is the greater of the fair value less costs to disposal and the value in use. In determining the value in use, expected future cash flows generated by the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

The amount of the reduction is recognised as an expense in the consolidated income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal, or value in use, if determinable.

Management assesses at each balance sheet date whether there is any indication that an impairment loss recognised for a long-lived asset, except in the case of goodwill, in prior years may no longer exist. An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A subsequent increase in the recoverable amount of an asset, when the circumstances and events that led to the write-down or write-off cease to exist, is recognised as an income. The reversal is reduced by the amount that would have been recognised as depreciation had the write-down or write-off not occurred. An impairment loss in respect of goodwill is not reversed.

(p)	Trade, bills and other payables
Trade, bills and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(q)	Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the consolidated income statement over the period of borrowings using the effective interest method.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(r)	Convertible bonds

(i)	Convertible bonds that contain an equity component
Convertible bonds that can be converted to equity share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments that contain both a liability component and an equity component.

At initial recognition, the liability component of the convertible bonds is measured as the present value of the future interest and principal payments, discounted at the market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount initially recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The interest expense on the liability component is calculated using the effective interest method. The equity component is recognised in the capital reserve until the bond is converted or redeemed.

If the bond is converted, the capital reserve, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the capital reserve is transferred to share premium.

(ii)	Other convertible bonds
Convertible bonds issued with a cash settlement option and other embedded derivative features are accounted for as compound financial instruments that contain a liability component and a derivative component.

At initial recognition, the derivative component of the convertible bonds is measured at fair value. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs that relate to the issuance of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately as an expense in the consolidated income statement.

The derivative component is subsequently remeasured at each balance sheet date and any gains or losses arising from change in the fair value are recognised in the consolidated income statement. The liability component is subsequently carried at amortised cost until extinguished on conversion or redemption. The interest expense recognised in the consolidated income statement on the liability component is calculated using the effective interest method. Both the liability and the related derivative components are presented together for financial statements reporting purposes (Note 28(iii)).

If the convertible bonds are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the convertible bonds are redeemed, any difference between the amount paid and the carrying amounts of both components is recognised in the consolidated income statement.

(s)	Provisions and contingent liability
A provision is recognised for liability of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, when it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

When it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Provisions for future dismantlement costs are initially recognised based on the present value of the future costs expected to be incurred in respect of the Group’s expected dismantlement and abandonment costs at the end of related oil and gas exploration and development activities. Any subsequent change in the present value of the estimated costs, other than the change due to passage of time which is regarded as interest cost, is reflected as an adjustment to the provision and oil and gas properties.

(t)	Revenue recognition
Revenues associated with the sale of crude oil, natural gas, petroleum and chemical products and ancillary materials are recorded when the customer accepts the goods and the significant risks and rewards of ownership and title have been transferred to the buyer. Revenue from the rendering of services is recognised in the consolidated income statement upon performance of the services. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Interest income is recognised on a time apportioned basis that takes into account the effective yield on the asset.

A government grant that becomes receivable as compensation for expenses or losses already incurred with no future related costs is recognised as income in the period in which it becomes receivable.

2	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(u)	Borrowing costs
Borrowing costs are expensed in the consolidated income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the construction of an asset which necessarily takes a period of time to get ready for its intended use.

(v)	Repairs and maintenance expenditure
Repairs and maintenance expenditure is expensed as incurred.

(w)	Environmental expenditures
Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Liabilities related to future remediation costs are recorded when environmental assessments and/or cleanups are probable and the costs can be reliably estimated. As facts concerning environmental contingencies become known to the Group, the Group reassesses its position both with respect to accrued liabilities and other potential exposures.

(x)	Research and development expense
Research and development expenditures are expensed in the period in which they are incurred. Research and development expense amounted to RMB 5,648 million for the year ended 31 December 2015 (2014: RMB 5,623 million).

(y)	Operating leases
Operating lease payments are charged to the consolidated income statement on a straight-line basis over the period of the respective leases.

(z)	Employee benefits
The contributions payable under the Group’s retirement plans are recognised as an expense in the consolidated income statement as incurred and according to the contribution determined by the plans. Further information is set out in Note 35.

Termination benefits, such as employee reduction expenses, are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(aa)	Income tax
Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Deferred tax is calculated on the basis of the enacted tax rates or substantially enacted tax rates that are expected to apply in the period when the asset is realised or the liability is settled. The effect on deferred tax of any changes in tax rates is charged or credited to the consolidated income statement, except for the effect of a change in tax rate on the carrying amount of deferred tax assets and liabilities which were previously charged or credited to other comprehensive income or directly in equity.

The tax value of losses expected to be available for utilisation against future taxable income is set off against the deferred tax liability within the same legal tax unit and jurisdiction to the extent appropriate, and is not available for set off against the taxable profit of another legal tax unit. The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(bb)	Dividends
Dividends and distributions of profits proposed in the profit appropriation plan which will be authorized and declared after the balance sheet date, are not recognised as a liability at the balance sheet date and are separately disclosed in the notes to the financial statements. Dividends are recognised as a liability in the period in which they are declared.

(cc)	Segment reporting
Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s chief operating decision maker for the purposes of allocating resources to, and assessing the performance of the Group’s various lines of business.

3	TURNOVER
Turnover primarily represents revenue from the sales of crude oil, natural gas, petroleum and chemical products.

4	OTHER OPERATING REVENUES

	2015	2014
	RMB million	RMB million
Sale of materials, service and others	41,508	43,611
Rental income	963	662
	42,471	44,273

5	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The following items are included in selling, general and administrative expenses:

	2015	2014
	RMB million	RMB million
Operating lease charges	14,382	14,052
Auditors’ remuneration:
– audit services	64	87
Impairment losses:
– trade accounts receivable	40	44
– other receivables	49	61

6	PERSONNEL EXPENSES

	2015	2014
	RMB million	RMB million
Salaries, wages and other benefits	48,496	49,599
Contributions to retirement schemes (Note 35)	7,835	7,634
	56,331	57,233

7	TAXES OTHER THAN INCOME TAX

	2015	2014
	RMB million	RMB million
Consumption tax (i)	198,754	136,718
Special oil income levy (ii)	6	22,187
City construction tax (iii)	18,195	13,753
Education surcharge	13,684	10,210
Resources tax (iv)	4,853	7,245
Other	851	1,089
	236,343	191,202

7	TAXES OTHER THAN INCOME TAX (Continued)

Note:

(i)	Consumption tax was levied based on sales quantities of taxable products, tax rate of products is presented as below:

	Effective from	Effective from	Effective from	Effective from
	1 January 2009	29 November 2014	13 December 2014	13 January 2015
Products	RMB/Ton	RMB/Ton	RMB/Ton	RMB/Ton
Gasoline	1,388.00	1,554.56	1,943.20	2,109.76
Diesel	940.80	1,105.44	1,293.60	1,411.20
Naphtha	1,385.00	1,551.20	1,939.00	2,105.20
Solvent oil	1,282.00	1,435.84	1,794.80	1,948.64
Lubricant oil	1,126.00	1,261.12	1,576.40	1,711.52
Fuel oil	812.00	954.10	1,116.50	1,218.00
Jet fuel oil	996.80	1,171.24	1,370.60	1,495.20

(ii)
In accordance with PRC rules and regulations, the threshold above which special oil income levy was imposed (with the five-level progressive tax rates varying from 20% to 40% remaining) has been raised from USD 55 per barrel to USD 65 per barrel from 1 January 2015.

(iii)	City construction tax is levied on an entity based on its total paid amount of value-added tax, consumption tax and business tax.

(iv)	The resources tax rate has been raised from 5% to 6% from 1 December 2014.

8	OTHER OPERATING EXPENSE, NET

	2015	2014
	RMB million	RMB million
Government grant (i)	5,129	3,281
Loss on disposal of property, plant, equipment and other non-currents assets, net	(721)	(1,622)
Ineffective portion of change in fair value of cash flow hedges	165	2,260
Net realised and unrealised gain on derivative financial instruments not qualified as hedging	870	7
Donations	(112)	(125)
Fines, penalties and compensations	(90)	(110)
Impairment losses on long-lived assets (ii)	(5,146)	(3,619)
Others	(193)	(225)
	(98)	(153)

Note:

(i)
Government grants for the years ended 31 December 2015 and 2014 primarily represent financial appropriation income and non-income tax refunds received from respective government agencies without conditions or other contingencies attached to the receipts of the grants.

(ii)
Impairment losses on long-lived assets for the year ended 31 December 2015 primarily represent impairment losses recognised in the exploration and production (“E&P”) segment of RMB 4,864 million (2014: RMB 2,436 million) and for the chemicals segment of RMB 142 million (2014: RMB 1,106 million) (Note 16),most of which are impairment losses on property, plant and equipment. The primary factor resulting in the E&P segment impairment losses was unsuccessful development drilling and high operating and development costs for certain oil fields. The carrying values of these E&P properties were written down to recoverable amounts which were determined based on the present values of the expected future cash flows of the assets using a pre-tax discount rate 10.80% (2014: 10.13%). The assets in the chemicals segment were written down mainly due to the suspension of operations of certain production facilities.

9	INTEREST EXPENSE

	2015	2014
	RMB million	RMB million
Interest expense incurred	8,273	11,929
Less: Interest expense capitalised*	(1,221)	(1,719)
	7,052	10,210
Accretion expenses (Note 31)	1,081	1,008
Interest expense	8,133	11,218
* Interest rates per annum at which borrowing costs were capitalised for construction in progress	2.6% to 5.9%	0.7% to 7.1%

10	TAX EXPENSE

Tax expense in the consolidated income statement represents:

	2015	2014
	RMB million	RMB million
Current tax
– Provision for the year	13,677	18,341
– Adjustment of prior years	279	1,022
Deferred taxation (Note 27)	(1,343)	(1,792)
	12,613	17,571

Reconciliation between actual income tax expense and the expected income tax expense at applicable statutory tax rates is as follows:

	2015	2014
	RMB million	RMB million
Profit before taxation	56,277	65,504
Expected PRC income tax expense at a statutory tax rate of 25%	14,069	16,376
Tax effect of non-deductible expenses	788	717
Tax effect of non-taxable income	(2,549)	(1,126)
Tax effect of preferential tax rate (i)	(1,033)	(1,722)
Effect of difference between income taxes at foreign operations tax rate and the PRC statutory tax rate (ii)	391	622
Tax effect of utilisation of previously unrecognised tax losses and temporary differences	(235)	(27)
Tax effect of tax losses not recognised	828	1,595
Write-down of deferred tax assets	75	114
Adjustment of prior years	279	1,022
Actual income tax expense	12,613	17,571

Note:

(i)
The provision for PRC current income tax is based on a statutory income tax rate of 25% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain entities of the Group in western regions in the PRC are taxed at preferential income tax rate of 15% through the year 2020.

(ii)
It is mainly due to the foreign operation in the Republic of Angola (“Angola”) that is taxed at 50% of the assessable income as determined in accordance with the relevant income tax rules and regulations of Angola.

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS

(a)	Directors’ and supervisors’ emoluments

The emoluments of every director and supervisor is set out below:

				Emoluments paid
				or receivable in
				respect of a
				person’s services
				as a director,
	Emoluments paid or receivable in respect of			whether of the
	director’s other services in connection with the			Company or its
	management of the affairs of the Company or its			subsidiary
	subsidiary undertaking			undertaking
	2015
	Salaries,		Retirement
	allowances and		scheme	Directors’/
Name	benefits in kind	Bonuses	contributions	Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Wang Yupu (i)	—	—	—	—	—
Li Chunguang	186	272	67	—	525
Zhang Jianhua	170	252	67	—	489
Wang Zhigang	170	252	67	—	489
Dai Houliang	170	249	67	—	486
Zhang Haichao (i)	—	—	—	—	—
Jiao Fangzheng (i)	—	—	—	—	—
Fu Chengyu (i)	—	—	—	—	—
Zhang Yaocang (i)	—	—	—	—	—
Cao Yaofeng (i)	—	—	—	—	—
Independent non-executive directors
Jiang Xiaoming	—	—	—	300	300
Andrew Y. Yan	—	—	—	300	300
Tang Min (ii)	—	—	—	175	175
Fan Gang (ii)	—	—	—	175	175
Chen Xiaojin (ii)	—	—	—	125	125
Ma Weihua (ii)	—	—	—	125	125
Bao Guoming (ii)	—	—	—	125	125
Supervisors
Liu Yun (iii)	—	—	—	—	—
Liu Zhongyun (iii)	—	—	—	—	—
Zhou Hengyou (iii)	—	—	—	—	—
Zou Huiping	202	288	62	—	552
Jiang Zhenying	202	288	62	—	552
Yu Renming	202	288	62	—	552
Wang Yajun (iii)	118	102	37	—	257
Xu Bin (iii)	—	—	—	—	—
Geng Limin (iii)	—	—	—	—	—
Li Xinjian (iii)	—	—	—	—	—
Zhou Shiliang (iii)	—	—	—	—	—
Chen Mingzheng (iii)	81	408	19	—	508
Independent supervisors
Kang Mingde (iv)	—	—	—	—	—
Total	1,501	2,399	510	1,325	5,735

11	DIRECTORS’ AND SUPERVISORS’ EMOLUMENTS (Continued)

(a)	Directors’ and supervisors’ emoluments (Continued)

The emoluments of every director and supervisor is set out below: (Continued)

				Emoluments paid
				or receivable in
				respect of a
				person’s services
				as a director,
	Emoluments paid or receivable in respect of			whether of the
	director’s other services in connection with the			Company or its
	management of the affairs of the Company or its			subsidiary
	subsidiary undertaking			undertaking
	2014
	Salaries,		Retirement
	allowances and		scheme	Directors’/
Name	benefits in kind	Bonuses	contributions	Supervisors’ fee	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Directors
Fu Chengyu	—	—	—	—	—
Zhang Yaocang	—	—	—	—	—
Li Chunguang	366	546	61	—	973
Zhang Jianhua	366	548	61	—	975
Wang Zhigang	366	548	61	—	975
Cao Yaofeng	—	—	—	—	—
Dai Houliang	366	542	61	—	969
Liu Yun	—	—	—	—	—
Independent non-executive directors
Chen Xiaojin	—	—	—	300	300
Ma Weihua	—	—	—	300	300
Jiang Xiaoming	—	—	—	300	300
Andrew Y. Yan	—	—	—	300	300
Bao Guoming	—	—	—	300	300
Supervisors
Xu Bin	—	—	—	—	—
Geng Limin	—	—	—	—	—
Li Xinjian	—	—	—	—	—
Zou Huiping	212	284	57	—	553
Zhou Shiliang	—	—	—	—	—
Chen Mingzheng	192	327	41	—	560
Jiang Zhenying	199	284	57	—	540
Yu Renming	212	329	57	—	598
Independent supervisors
Kang Mingde	—	—	—	—	—
Total	2,279	3,408	456	1,500	7,643

Notes:

(i)	Mr. Fu Chengyu, Mr. Zhang Yaocang and Mr. Cao Yaofeng ceased being directors from 27 May 2015; Mr. Wang Yupu, Mr. Zhang Haichao and Mr. Jiao Fangzheng were elected as directors from 27 May 2015.

(ii)
Mr. Chen Xiaojin, Mr. Ma Weihua and Ms. Bao Guoming ceased being independent non-executive directors from 27 May 2015; Mr. Tang Min and Mr. Fan Gang were elected as independent non-executive directors from 27 May 2015.

(iii)
Mr Xu Bin, Mr. Geng Limin, Mr. Li Xinjian, Mr. Zhou Shiliang and Mr. Chen Mingzheng ceased being supervisors from 27 May 2015; Mr. Liu Zhongyun, Mr. Zhou Hengyou and Mr. Wang Yajun were elected as supervisors from 27 May 2015. Mr. Liu Yun ceased being director and was elected as supervisor from 27 May 2015.

(iv)	Mr. Kang Mingde ceased being independent supervisor from 27 May 2015.

(v)
Mr. Wang Tianpu ceased being non-executive director and vice chairman from 27 April 2015, and received no emoluments from the company during the year 2014 and 2015; Mr. Cai Xiyou ceased being Chairman, member of Strategy Committee and Senior Vice President from 24 October 2014, and emoluments received from the company during the year 2015 and 2014 were RMB nil and RMB 867,000, respectively.

12	SENIOR MANAGEMENT’S EMOLUMENTS

For the year ended 31 December 2015, the five highest paid individuals in the Company included nil directors and five senior management. The emolument paid to each of the five senior management was below RMB 1,000 thousand. The total amount of the five senior management’s salaries, wages and other benefits was RMB 2,877 thousand, and the total amount of their retirement scheme contributions was RMB 307 thousand. For the year ended 31 December 2014, all the five highest paid individuals in the Company were directors whose emoluments were disclosed in Note 11.

13	DIVIDENDS

Dividends payable to owners of the Company attributable to the year represent:

	2015	2014
	RMB million	RMB million
Dividends declared and paid during the year of RMB 0.09 per share (2014: RMB 0.09 per share)	10,896	10,512
Dividends declared after the balance sheet date of RMB 0.06 per share (2014: RMB 0.11 per share)	7,264	13,318
	18,160	23,830

Pursuant to the Company’s Articles of Association and a resolution passed at the Directors’ meeting on 26 August 2015, the directors authorised to declare the interim dividends for the year ending 31 December 2015 of RMB 0.09 (2014: RMB 0.09) per share totaling RMB 10,896 million (2014: RMB 10,512 million). Dividends were paid on 23 September 2015.

Pursuant to a resolution passed at the director’s meeting on 29 March 2016, final dividends in respect of the year ended 31 December 2015 of RMB 0.06 (2014: RMB 0.11) per share totaling RMB 7,264 million (2014: RMB 13,318 million) were proposed for shareholders’ approval at the Annual General Meeting. Final cash dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Dividends payable to owners of the Company attributable to the previous financial year, approved during the year represent:

	2015	2014
	RMB million	RMB million

Final cash dividends in respect of the previous financial year, approved and paid during the year of RMB 0.11 per share (2014: RMB 0.15 per share)	13,318	17,519

Pursuant to the shareholders’ approval at the Annual General Meeting on 27 May 2015, a final dividend of RMB 0.11 per share totaling RMB 13,318 million according to total shares of 18 June 2015 was approved. All dividends have been paid in the year ended 31 December 2015.

Pursuant to the shareholders’ approval at the Annual General Meeting on 9 May 2014, a final dividend of RMB 0.15 per share totaling RMB 17,519 million in respect of the year ended 31 December 2013 was declared and paid on 19 June 2014.

14	OTHER COMPREHENSIVE INCOME

	2015			2014
	Before tax	Tax	Net of tax	Before tax	Tax	Net of tax
	amount	effect	amount	amount	effect	amount
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cash flow hedges:
Effective portion of changes in fair value of hedging instruments recognised during the year	2,881	(405)	2,476	265	(47)	218
Amounts transferred to initial carrying amount of hedged items	(1,354)	223	(1,131)	(1,013)	181	(832)
Reclassification adjustments for amounts transferred to the consolidated income statement	2,273	(455)	1,818	(4,710)	839	(3,871)
Net movement during the year recognised in other comprehensive income	3,800	(637)	3,163	(5,458)	973	(4,485)
Available-for-sale securities:
Changes in fair value recognised during the year	66	(4)	62	659	(146)	513
Amounts transferred to the consolidated income statement (i)	—	—	—	(2,317)	579	(1,738)
Net movement during the year recognised in other comprehensive income	66	(4)	62	(1,658)	433	(1,225)
Share of other comprehensive loss of associates and joint ventures	(5,356)	—	(5,356)	(3,042)	—	(3,042)
Foreign currency translation differences	2,268	—	2,268	(514)	—	(514)
Other comprehensive income	778	(641)	137	(10,672)	1,406	(9,266)

Note:

(i)
The Group sold its shares of China Gas Holdings Limited in August 2014, which was accounted for as available–for–sale financial assets prior to the transaction and the accumulated unrealised gain in other comprehensive income of RMB 2,317 million was reclassified to the investment income at the completion of this transaction.

15	BASIC AND DILUTED EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2015 is based on the profit attributable to ordinary owners of the Company of RMB 32,438 million (2014: RMB 46,466 million) and the weighted average number of shares of 120,852,547,200 (2014: 116,822,487,451) during the year.

The calculation of diluted earnings per share for the year ended 31 December 2015 is based on the profit attributable to ordinary owners of the Company (diluted) of RMB 32,436 million (2014: RMB 46,600 million) and the weighted average number of shares of 120,852,547,200 (2014: 117,242,396,710) calculated as follows:

(i)	Profit attributable to ordinary owners of the Company (diluted)

	2015	2014
	RMB million	RMB million
Profit attributable to ordinary owners of the Company	32,438	46,466
After tax effect of interest expenses (net of exchange gain) of the 2007 Convertible Bonds and the 2011 Convertible Bonds	—	133
After tax effect of net loss on embedded derivative components of the 2007 Convertible Bonds and the 2011 Convertible Bonds	—	1
After tax effect of employee share option scheme of Shanghai Petrochemical	(2)	—
Profit attributable to ordinary owners of the Company (diluted)	32,436	46,600

(ii)	Weighted average number of shares (diluted)

	2015	2014
	Number of shares	Number of shares
Weighted average number of shares at 31 December	120,852,547,200	116,822,487,451
Effect of conversion of the 2007 Convertible Bonds	—	419,909,259
Weighted average number of shares (diluted) at 31 December	120,852,547,200	117,242,396,710

16	PROPERTY, PLANT AND EQUIPMENT

			Equipment,
	Plants and	Oil and gas	machinery
	buildings	properties	and others	Total
	RMB million	RMB million	RMB million	RMB million
Cost:
Balance at 1 January 2014	96,787	515,701	768,102	1,380,590
Additions	40	3,309	579	3,928
Transferred from construction in progress	6,164	50,130	73,857	130,151
Acquisitions	440	—	2,984	3,424
Reclassifications	390	(6)	(384)	—
Contribution to joint ventures	(52)	—	(190)	(242)
Reclassification to lease prepayments and other long–term assets	(1,822)	(13)	(18,854)	(20,689)
Disposals	(863)	(69)	(12,924)	(13,856)
Exchange adjustments	6	120	8	134
Balance at 31 December 2014	101,090	569,172	813,178	1,483,440
Balance at 1 January 2015	101,090	569,172	813,178	1,483,440
Additions	268	2,899	560	3,727
Transferred from construction in progress	4,928	39,949	74,405	119,282
Reclassifications	1,780	(1,008)	(772)	—
Contribution to associates and joint ventures	(4)	—	(8)	(12)
Reclassification to lease prepayments and other long–term assets	(380)	—	(1,170)	(1,550)
Disposals	(479)	(79)	(7,657)	(8,215)
Exchange adjustments	112	2,201	157	2,470
Balance at 31 December 2015	107,315	613,134	878,693	1,599,142
Accumulated depreciation:
Balance at 1 January 2014	37,680	288,594	384,721	710,995
Depreciation for the year	3,381	38,235	41,513	83,129
Impairment losses for the year	21	2,436	971	3,428
Reclassifications	130	(2)	(128)	—
Reclassification to lease prepayments and other long–term assets	(317)	(8)	(5,117)	(5,442)
Written back on disposals	(732)	(57)	(11,441)	(12,230)
Exchange adjustments	2	69	4	75
Balance at 31 December 2014	40,165	329,267	410,523	779,955
Balance at 1 January 2015	40,165	329,267	410,523	779,955
Depreciation for the year	3,528	40,200	44,078	87,806
Impairment losses for the year	32	4,213	130	4,375
Reclassifications	679	(766)	87	—
Contribution to associates and joint ventures	—	—	(4)	(4)
Reclassification to lease prepayments and other long–term assets	(68)	(2)	(86)	(156)
Written back on disposals	(278)	(65)	(6,518)	(6,861)
Exchange adjustments	40	1,344	66	1,450
Balance at 31 December 2015	44,098	374,191	448,276	866,565
Net book value:
Balance at 1 January 2014	59,107	227,107	383,381	669,595
Balance at 31 December 2014	60,925	239,905	402,655	703,485
Balance at 31 December 2015	63,217	238,943	430,417	732,577

The additions to oil and gas properties of the Group for the year ended 31 December 2015 included RMB 2,899 million (2014: RMB 3,309 million) of estimated dismantlement costs for site restoration (Note 31).

17	CONSTRUCTION IN PROGRESS

	2015	2014
	RMB million	RMB million
Balance at 1 January	177,667	160,630
Additions	106,620	149,830
Acquisitions	—	14,162
Dry hole costs written off	(6,099)	(5,587)
Transferred to property, plant and equipment	(119,282)	(130,151)
Reclassification to lease prepayments and other long-term assets	(5,600)	(10,154)
Impairment losses for the year	(111)	(10)
Disposals	(1,009)	(1,058)
Exchange adjustments	90	5
Balance at 31 December	152,276	177,667

As at 31 December 2015, the amount of capitalised cost of exploratory wells included in construction in progress related to the exploration and production segment was RMB 16,772 million (2014: RMB 19,286 million). The geological and geophysical costs paid during the year ended 31 December 2015 were RMB 4,347 million (2014: RMB 5,028 million).

18	GOODWILL

	31 December	31 December
	2015	2014
	RMB million	RMB million
Cost	13,928	13,938
Less: Accumulated impairment losses	(7,657)	(7,657)
	6,271	6,281

Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the following Group’s cash-generating units:

	Principal activities	31 December	31 December
		2015	2014
		RMB million	RMB million
Sinopec Beijing Yanshan Petrochemical Branch (“Sinopec Yanshan”)	Manufacturing of intermediate petrochemical products and petroleum products	1,157	1,157
Sinopec Zhenhai Refining and Chemical Branch (“Sinopec Zhenhai”)	Manufacturing of intermediate petrochemical products and petroleum products	4,043	4,043
Sinopec (Hong Kong) Limited	Trading of petrochemical products	853	853
Multiple units without individually significant goodwill		218	228
		6,271	6,281

Goodwill represents the excess of the cost of purchase over the fair value of the underlying assets and liabilities. The recoverable amounts of the above cash generating units are determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a one-year period and pre-tax discount rates primarily ranging from 10.7% to 11.3% (2014: 10.0% to 10.9%). Cash flows beyond the one-year period are maintained constant. Based on the estimated recoverable amount, no impairment loss was recognised.

Key assumptions used for cash flow forecasts for these entities are the gross margin and sales volume. Management determined the budgeted gross margin based on the gross margin achieved in the period immediately before the budget period and management’s expectation on the future trend of the prices of crude oil and petrochemical products. The sales volume was based on the production capacity and/or the sales volume in the period immediately before the budget period.

19	INTEREST IN ASSOCIATES

The Group’s investments in associates are with companies primarily engaged in the oil and gas, petrochemical, and marketing and distribution operations in the PRC.

The Group’s principal associates are as follows:

Name of company	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Sinopec Finance Company Limited (“Sinopec Finance”)	49.00	Provision of non-banking financial services	Equity method	Beijing	PRC
China Aviation Oil Supply Company Limited (“China Aviation Oil”)	29.00	Marketing and distribution of refined petroleum products	Equity method	Beijing	PRC
Zhongtian Synergetic Energy Company Limited (“Zhongtian Synergetic Energy”)	38.75	Manufacturing of coal-chemical products	Equity method	Inner Mongolia	PRC
Shanghai Chemical Industry Park Development Company Limited (“Shanghai Chemical”)	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, the PRC	Equity method	Shanghai	PRC
Caspian Investments Resources Ltd. (“CIR”) (i)	50.00	Crude oil and natural gas extraction	Equity method	British Virgin Islands	The Republic of Kazakhstan

Summarised financial information and reconciliation to their carrying amounts in respect of the Group’s principal associates:

	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy		Shanghai Chemical		CIR (i)
	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December	31 December
	2015	2014	2015	2014	2015	2014	2015	2014	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	154,437	108,999	8,240	13,816	10,168	6,833	2,487	2,466	4,826
Non-current assets	15,739	14,992	5,220	4,996	37,571	15,849	2,693	2,819	7,768
Current liabilities	(147,952)	(105,289)	(4,717)	(11,051)	(16,536)	(7,538)	(404)	(640)	(1,305)
Non-current liabilities	(114)	(104)	(321)	(227)	(15,407)	(2,348)	(981)	(1,043)	(1,282)
Net assets	22,110	18,598	8,422	7,534	15,796	12,796	3,795	3,602	10,007
Net assets attributable to owners of the Company	22,110	18,598	7,438	6,657	15,796	12,796	3,795	3,602	10,007
Net assets attributable to non-controlling interests	—	—	984	877	—	—	—	—	—
Share of net assets from associates	10,834	9,113	2,157	1,998	6,121	4,958	1,121	1,043	5,004
Carrying Amounts	10,834	9,113	2,157	1,998	6,121	4,958	1,121	1,043	5,004

19	INTEREST IN ASSOCIATES (Continued)

Summarised statement of comprehensive income

Year ended 31 December	Sinopec Finance		China Aviation Oil		Zhongtian Synergetic Energy (ii)		Shanghai Chemical		CIR (i)
	2015	2014	2015	2014	2015	2014	2015	2014	2015
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	2,533	2,706	78,623	115,725	—	—	1	1	687
Profit/(loss) for the year	3,484	2,522	2,248	1,097	—	—	236	222	(90)
Other comprehensive income/(loss)	28	(508)	—	—	—	—	—	—	(4,017)
Total comprehensive income/(loss)	3,512	2,014	2,248	1,097	—	—	236	222	(4,107)
Dividends declared by associates	—	—	336	309	—	—	16	11	—
Share of profit/(loss) from associates	1,707	1,236	495	318	—	—	90	85	(45)
Share of other comprehensive income/(loss) from associates	14	(249)	—	—	—	—	—	—	(2,009)

The share of profit and other comprehensive loss for the year ended 31 December 2015 in all individually immaterial associates accounted for using equity method in aggregate was RMB 1,108 million (2014: RMB 1,209 million) and RMB 632 million (2014: RMB 57 million) respectively. As at 31 December 2015, the carrying amount of all individually immaterial associates accounted for using equity method in aggregate was RMB 14,415 million (2014: RMB 15,007 million).

Note:

(i)
In August 2015, one of the subsidiaries of Sinopec Group Company completed the acquisition from LUKOIL OVERSEAS WEST PROJECT Ltd. a 50% equity interests in CIR and revised CIR’s Articles of Association subsequently. According to the revised CIR’s Articles of Association, the Group retained significant influences over CIR. As a result, the Group reclassified the investment interest in CIR from joint ventures to associates. The summarized statement of comprehensive income represents the operating result for the period from the date when the Group reclassified the investment in joint ventures to interest in associates to 31 December 2015.

(ii)	The main asset of Zhongtian Synergetic Energy was under construction during the year ended 31 December 2015.

20	INTEREST IN JOINT VENTURES

The Group’s principal interests in joint ventures are as follows:

Name of entity	% of ownership interests	Principal activities	Measurement method	Country of incorporation	Principal place of business
Yanbu Aramco Sinopec Refining Company Ltd. (“YASREF”) (i)	37.50	Petroleum refining and processing business	Equity method	Saudi Arabia	Saudi Arabia
BASF-YPC Company Limited (“BASF-YPC”)	40.00	Manufacturingand distribution of petrochemical products	Equity method	PRC	PRC
Taihu Limited (“Taihu”)	49.00	Crude oil and natural gas extraction	Equity method	Cyprus	Russia
Mansarovar Energy Colombia Ltd. (“Mansarovar”)	50.00	Crude oil and natural gas extraction	Equity method	British Bermuda	Colombia

20	INTEREST IN JOINT VENTURES (Continued)

Summarised balance sheet and reconciliation to their carrying amounts in respect of the Group’s principal joint ventures:

	YASREF		BASF-YPC		Taihu		Mansarovar		CIR
	31 December 2015	31 December 2014	31 December 2015	31 December 2014	31 December 2015	31 December 2014	31 December 2015	31 December 2014	31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets
Cash and cash equivalents	4,171	2,662	488	1,112	78	117	262	580	4,873
Other current assets	5,965	1,446	4,765	5,879	2,243	2,886	759	328	1,881
Total current assets	10,136	4,108	5,253	6,991	2,321	3,003	1,021	908	6,754
Non-current assets	54,027	49,222	15,543	17,209	5,662	7,995	7,433	9,702	13,078
Current liabilities
Current financial liabilities (ii)	(3,362)	—	(2,005)	(3,318)	(2,315)	(1,228)	—	—	(272)
Other current liabilities	(7,886)	(3,160)	(1,864)	(2,235)	(1,088)	(1,742)	(767)	(860)	(851)
Total current liabilities	(11,248)	(3,160)	(3,869)	(5,553)	(3,403)	(2,970)	(767)	(860)	(1,123)
Non-current liabilities
Non-current financial liabilities (iii)	(39,214)	(37,029)	(3,113)	(4,019)	(26)	(2,905)	—	—	(680)
Other non-current liabilities	(978)	(910)	—	—	(1,337)	(2,175)	(3,320)	(3,662)	(1,253)
Total non-current liabilities	(40,192)	(37,939)	(3,113)	(4,019)	(1,363)	(5,080)	(3,320)	(3,662)	(1,933)
Net assets	12,723	12,231	13,814	14,628	3,217	2,948	4,367	6,088	16,776
Net assets attributable to owners of the company	12,723	12,231	13,814	14,628	3,106	2,846	4,367	6,088	16,776
Net assets attributable to non-controlling interests	—	—	—	—	111	102	—	—	—
Share of net assets from joint ventures	4,771	4,587	5,526	5,851	1,522	1,395	2,184	3,044	8,388
Other (iv)	—	—	—	—	729	814	—	85	616
Carrying Amounts	4,771	4,587	5,526	5,851	2,251	2,209	2,184	3,129	9,004
Summarised statement of comprehensive income

Year ended 31 December	YASREF	BASF-YPC		Taihu		Mansarovar		CIR (v)
	2015	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	31,823	15,430	22,191	10,725	18,183	1,876	3,781	1,821	8,366
Depreciation, depletion and amortisation	(1,915)	(2,312)	(15,649)	(1,279)	(1,501)	(782)	(1,870)	(1,248)	(2,632)
Interest income	13	29	26	—	—	9	31	64	8
Interest expense	(721)	(239)	(356)	(119)	(54)	(15)	—	(20)	—
(Loss)/profit before taxation	(259)	214	373	3,455	3,014	(1,847)	641	870	7
Tax expense	13	(56)	(94)	(733)	(809)	(333)	(897)	(367)	(252)
(Loss)/profit for the year	(246)	158	279	2,722	2,205	(2,180)	(256)	503	(245)
Other comprehensive income/(loss)	738	—	—	(2,633)	(5,373)	290	24	(3,164)	63
Total comprehensive income/(loss)	492	158	279	89	(3,168)	(1,890)	(232)	(2,661)	(182)
Dividends declared by joint ventures	—	470	933	—	—	—	—	—	—
Share of net (loss)/profit from joint ventures	(92)	63	112	1,287	1,043	(1,090)	(128)	252	(123)
Share of other comprehensive income/(loss) from joint ventures	277	—	—	(1,245)	(2,541)	145	12	(1,582)	32

20	INTEREST IN JOINT VENTURES (Continued)

The share of profit and other comprehensive loss for the year ended 31 December 2015 in all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 4,306 million (2014: loss RMB 122 million) and RMB 324 million (2014: RMB 239 million) respectively. As at 31 December 2015, the carrying amount of all individually immaterial joint ventures accounted for using equity method in aggregate was RMB 28,586 million (2014: RMB 23,694 million).

Note:

(i)
Pursuant to the resolution passed at the Directors’ meeting held on 31 October 2014 and the purchase agreement entered into with relevant vendors, the Group completed the acquisition from the Sinopec Group Company a 37.5% equity interests in YASREF for a consideration of approximately USD 562 million (approximately RMB 3,439 million) and also injected capital of approximately USD 199 million (approximately RMB 1,216 million) to YASREF on 31 December 2014.

(ii)	Excluding trade accounts payable and other payables.

(iii)	Excluding provisions.

(iv)	Other reflects the excess of consideration transferred over the net fair value of identifiable assets acquired and liabilities assumed as of the acquisition date.

(v)
The summarized statement of comprehensive income of CIR represents the operating result for the period from 1 January 2015 to the date when the Group reclassified the investment interest in CIR from joint ventures to associates (note 19(i)).

21	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	31 December	31 December
	2015	2014
	RMB million	RMB million
Equity securities, listed and at quoted market price	261	183
Other investment, unlisted and at cost (i)	10,094	714
	10,355	897
Less: Impairment loss for investments	(29)	(29)
	10,326	868

Other investment, unlisted and at cost, represents the Group’s interests in privately owned enterprises which are mainly engaged in oil and natural gas activities and chemical production.

The impairment losses relating to investments for the year ended 31 December 2015 amounted to nil (2014: nil).

Note:

(i)
The Group acquired 10% share of Public-Stock Company Sibur Holdings (「Sibur」) for a consideration of USD 1,338 million (approximately RMB 8,725 million) in December 2015. Sibur is registered in Russia, mainly engaged in business of natural gas processing and petrochemical products.

22	LEASE PREPAYMENTS

	2015	2014
	RMB million	RMB million
Cost:
Balance at 1 January	59,861	51,417
Additions	1,835	904
Transferred from construction in progress	3,125	4,693
Transferred from other long-term assets	543	4,408
Reclassification to other assets	(536)	(1,324)
Disposals	(1,509)	(247)
Exchange adjustments	—	10
Balance at 31 December	63,319	59,861
Accumulated amortisation:
Balance at 1 January	10,725	8,147
Amortisation charge for the year	1,572	1,504
Transferred from other long-term assets	111	1,279
Reclassification to other assets	(113)	(186)
Written back on disposals	(20)	(22)
Exchange adjustments	—	3
Balance at 31 December	12,275	10,725
Net book value:	51,044	49,136

23	LONG-TERM PREPAYMENTS AND OTHER ASSETS

	31 December	31 December
	2015	2014
	RMB million	RMB million
Operating rights of service stations	26,097	26,075
Long-term receivables from and prepayment to Sinopec Group Company and fellow subsidiaries	17,759	14,935
Prepayments for construction projects to third parties	2,989	4,944
Others (i)	20,946	20,261
Balance at 31 December	67,791	66,215

Note:

(i)	Others mainly comprise prepaid operating lease charges over one year and catalyst expenditures.

The cost of operating rights of service stations is charged to expense on a straight-line basis over the respective periods of the rights. The movement of operating rights of service stations is as follows:

	2015	2014
	RMB million	RMB million
Operating rights of service stations
Cost:
Balance at 1 January	32,748	15,840
Additions	1,720	17,038
Decreases	(61)	(130)
Balance at 31 December	34,407	32,748
Accumulated amortisation:
Balance at 1 January	6,673	2,213
Additions	1,643	4,477
Decreases	(6)	(17)
Balance at 31 December	8,310	6,673
Net book value at 31 December	26,097	26,075

24	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE

	31 December	31 December
	2015	2014
	RMB million	RMB million
Amounts due from third parties	34,245	65,883
Amounts due from Sinopec Group Company and fellow subsidiaries	18,672	20,188
Amounts due from associates and joint ventures	3,734	5,290
	56,651	91,361
Less: Impairment losses for bad and doubtful debts	(525)	(530)
Trade accounts receivable, net	56,126	90,831
Bills receivable	10,949	13,963
	67,075	104,794

24	TRADE ACCOUNTS RECEIVABLE AND BILLS RECEIVABLE (Continued)

The ageing analysis of trade accounts and bills receivables (net of impairment losses for bad and doubtful debts) is as follows:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Within one year	66,311	104,019
Between one and two years	715	720
Between two and three years	36	53
Over three years	13	2
	67,075	104,794

Impairment losses for bad and doubtful debts are analysed as follows:

	2015	2014
	RMB million	RMB million
Balance at 1 January	530	574
Provision for the year	40	44
Written back for the year	(13)	(15)
Written off for the year	(38)	(57)
Others	6	(16)
Balance at 31 December	525	530

Sales are generally on a cash term. Credit is generally only available for major customers with well-established trading records. Amounts due from Sinopec Group Company and fellow subsidiaries are repayable under the same terms.

Trade accounts receivable and bills receivables (net of impairment losses for bad and doubtful debts) primarily represent receivables that are neither past due nor impaired. These receivables relate to a wide range of customers for whom there is no recent history of default.

25	INVENTORIES

	31 December	31 December
	2015	2014
	RMB million	RMB million
Crude oil and other raw materials	59,313	95,298
Work in progress	22,736	22,728
Finished goods	66,300	71,959
Spare parts and consumables	1,551	1,841
	149,900	191,826
Less: Allowance for diminution in value of inventories	(4,402)	(3,603)
	145,498	188,223

The cost of inventories recognised as an expense in the consolidated income statement amounted to RMB 1,565,205 million for the year ended 31 December 2015 (2014: RMB 2,404,093 million). It includes the write-down of inventories of RMB 3,687 million (2014: RMB 3,327 million) and the reversal of write-down of inventories made in prior years of RMB 34 million (2014: RMB 136 million), which were recorded in purchased crude oil, products and operating supplies and expenses in the consolidated income statement. The write-down of inventories of RMB 2,931 million for the year ended 31 December 2015 (2014: RMB 1,327 million) was realised primarily with the sales of inventories. The write-down of inventories is mainly related to the work in progress in the refining segment and finished goods in the marketing segment, which was mainly due to decline of petroleum products price at the end of the year.

26	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	31 December	31 December
	2015	2014
	RMB million	RMB million
Receivables	20,182	17,941
Advances to suppliers	2,919	3,780
Value-added input tax to be deducted	20,299	22,684
Derivative financial instruments	7,875	12,622
	51,275	57,027

27	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities before offset are attributable to the items detailed in the table below:

	Deferred tax assets		Deferred tax liabilities		Net balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	1,755	2,883	—	—	1,755	2,883
Accruals	413	258	—	—	413	258
Cash flow hedges	348	887	(98)	—	250	887
Non-current
Property, plant and equipment	8,209	7,752	(17,340)	(16,387)	(9,131)	(8,635)
Tax losses carried forward	5,883	3,474	—	—	5,883	3,474
Embedded derivative component of the convertible bonds	—	282	—	—	—	282
Available-for-sale securities	—	7	—	(4)	—	3
Others	98	86	(58)	(79)	40	7
Deferred tax assets/(liabilities)	16,706	15,629	(17,496)	(16,470)	(790)	(841)

At 31 December 2015, certain subsidiaries of the Company did not recognise deferred tax of deductible loss carried forward of RMB 19,338 million (2014: RMB 17,085 million), of which RMB 4,080 million (2014: RMB 6,996 million) was incurred for the year ended 31 December 2015, because it was not probable that the future taxable profits will be realised. These deductible losses carried forward of RMB 3,299 million, RMB 3,777 million, RMB 2,634 million, RMB 5,548 million and RMB 4,080 million will expire in 2016, 2017, 2018, 2019, 2020 and after, respectively.

Periodically, management performed assessment on the probability that future taxable profit will be available over the period which the deferred tax assets can be realised or utilised. In assessing the probability, both positive and negative evidence was considered, including whether it is probable that the operations will have sufficient future taxable profits over the periods which the deferred tax assets are deductible or utilised and whether the tax losses result from identifiable causes which are unlikely to recur. During the year ended 31 December 2015, write-down of deferred tax assets amounted to RMB 75 million (2014: RMB 114 million).

27	DEFERRED TAX ASSETS AND LIABILITIES (Continued)

Movements in the deferred tax assets and liabilities are as follows:

		Recognised in	Recognised
		consolidated	in other
	Balance at	income	comprehensive		Balance at
	1 January 2014	statement	income	Others	31 December 2014
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	3,315	(432)	—	—	2,883
Accruals	357	(99)	—	—	258
Cash flow hedges	(86)	—	973	—	887
Non-current
Property, plant and equipment	(8,390)	(42)	(21)	(182)	(8,635)
Tax losses carried forward	2,261	1,213	—	—	3,474
Embedded derivative component of the convertible bonds	(870)	1,152	—	—	282
Available-for-sale securities	(436)	6	433	—	3
Others	13	(6)	—	—	7
Net deferred tax liabilities	(3,836)	1,792	1,385	(182)	(841)

		Recognised in	Recognised
		consolidated	in other
	Balance at	income	comprehensive	Others	Balance at
	1 January 2015	statement	income		31 December 2015
	RMB million	RMB million	RMB million	RMB million	RMB million
Current
Receivables and inventories	2,883	(1,131)	3	—	1,755
Accruals	258	155	—	—	413
Cash flow hedges	887	—	(637)	—	250
Non-current
Property, plant and equipment	(8,635)	(113)	(383)	—	(9,131)
Tax losses carried forward	3,474	2,398	11	—	5,883
Embedded derivative component of the convertible bonds	282	—	—	(282)	—
Available-for-sale securities	3	1	(4)	—	—
Others	7	33	—	—	40
Net deferred tax liabilities	(841)	1,343	(1,010)	(282)	(790)

28	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES

Short-term debts represent:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Third parties’ debts
Short-term bank loans	31,036	63,915
RMB denominated	11,357	22,805
US Dollar (“USD”) denominated	11,824	40,685
Euro (“EUR”) denominated	7,855	425
Current portion of long-term bank loans	5,613	268
RMB denominated	5,559	163
Japanese Yen (“JPY”) denominated	—	54
USD denominated	54	51
Current portion of long-term corporate bonds	4,868	11,000
USD denominated	4,868	—
RMB denominated	—	11,000
	10,481	11,268
Corporate bonds(i)	30,000	—

	71,517	75,183
Loans from Sinopec Group Company and fellow subsidiaries
Short-term loans	43,693	102,773
RMB denominated	10,806	9,628
USD denominated	32,878	93,126
HKD denominated	5	5
EUR denominated	4	14
Current portion of long-term loans	236	192
RMB denominated	50	80
USD denominated	186	112
	43,929	102,965

	115,446	178,148

The Group’s weighted average interest rates on short-term loans were 1.7% (2014: 1.9%) at 31 December 2015.

28	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Long-term debts represent:

	Interest rate and final maturity	31 December	31 December
		2015	2014
		RMB million	RMB million
Third parties’ debts
Long-term bank loans
RMB denominated	Interest rates ranging from 1.08% to
	6.15% per annum at 31 December 2015
	with maturities through 2030	17,345	23,001
JPY denominated	Interest rates at 2.60% per annum at 31
	December 2015 with maturities in 2023 (which has
	redeemed in January 2015)	—	445
USD denominated	Interest rates ranging from 1.30% to
	4.29% per annum at 31 December 2015
	with maturities through 2031	461	1,103
		17,806	24,549
Corporate bonds (ii)
RMB denominated	Fixed interest rates ranging from 3.30% to
	5.68% per annum at 31 December 2015
	with maturity through 2022	65,500	56,500
USD denominated	Fixed interest rates ranging from 1.25% to
	4.25% per annum at 31 December 2015
	with maturities through 2043	22,621	21,285
		88,121	77,785
Convertible bonds
RMB denominated	Convertible bonds with maturity
	in 2017 (iii)	—	16,721

Total third parties’ long-term debts		105,927	119,055
Less: Current portion		(10,481)	(11,268)
		95,446	107,787
Long-term loans from Sinopec Group Company and fellow subsidiaries
RMB denominated	Interest rates ranging from interest free to
	6.15% per annum at 31 December 2015
	with maturities through 2021	44,350	43,225
USD denominated	Interest rates of 1.93% per
	annum at 31 December 2015 with maturities in 2016	186	112
Less: Current portion		(236)	(192)
		44,300	43,145

		139,746	150,932

Short-term and long-term bank loans, long-term other loans and loans from Sinopec Group Company and fellow subsidiaries are primarily unsecured and carried at amortised cost.

Note:

(i)
The Company issued 180-day corporate bonds of face value RMB 10 billion to corporate investors in the PRC debenture market on 23 September 2015 at par value of RMB 100.The effective cost of the 180-day corporate bonds is 2.99% per annum.

The Company issued 182-day corporate bonds of face value RMB 16 billion to corporate investors in the PRC debenture market on 14 December 2015 at par value of RMB 100.The effective cost of the 182-day corporate bonds is 2.90% per annum.

The Company issued 180-day corporate bonds of face value RMB 4 billion to corporate investors in the PRC debenture market on 31 December 2015 at par value of RMB 100.The effective cost of the 180-day corporate bonds is 2.75% per annum.

(ii)	These corporate bonds are carried at amotised cost. US dollar denominated corporate bonds are guaranteed by Sinopec Group Company.

28	SHORT-TERM AND LONG-TERM DEBTS AND LOANS FROM SINOPEC GROUP COMPANY AND FELLOW SUBSIDIARIES (Continued)

Note: (Continued)

(iii)
On 1 March 2011, the Company issued convertible bonds due in 2017 with an aggregate principal amount of RMB 23 billion in the PRC (the “2011 Convertible Bonds”). The 2011 Convertible Bonds were issued at par value of RMB 100 and bear a fixed interest rate of 0.5% per annum for the first year, 0.7% for the second year, 1.0% for the third year, 1.3% for the fourth year, 1.8% for the fifth year and 2.0% for the sixth year, payable annually. The holders can convert the 2011 Convertible Bonds into A shares of the Company from 24 August 2011 onwards at an initial conversion price of RMB 9.73 per share, subject to adjustment for, amongst other things, cash dividends, subdivision or consolidation of shares, bonus issues, issue of new shares, rights issues, capital distribution, change of control and other events which have an effect on the issued share capital of the Company (the “Conversion Option”). Unless previously redeemed, converted or purchased and cancelled, the 2011 Convertible Bonds will be redeemed within 5 trading days after maturity at 107% of the principal amount, including interest for the sixth year. The initial carrying amounts of the liability component and the derivative component, representing the Conversion Option of the 2011 Convertible Bonds, were RMB 19,279 million and RMB 3,610 million, respectively.

During the term of the 2011 Convertible Bonds, the conversion price may be subject to downward adjustment that if the closing prices of the Company’s A Shares in any fifteen trading days out of any thirty consecutive trading days are lower than 80% of the prevailing conversion price, the board of directors may propose downward adjustment to the conversion price subject to the shareholders’ approval. The adjusted conversion price shall be not less than (a) the average trading price of the Company’s A Shares for the twenty trading days prior to the shareholders’ approval, (b) the average trading price of the Company’s A Shares on the day immediately before the shareholders’ approval, (c) the net asset value per share based on the latest audited financial statements prepared under ASBE, and (d) the nominal value per share.

During the term of the 2011 Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% of the conversion price in at least fifteen trading days out of any thirty consecutive trading days, the Company has the right to redeem all or part of the 2011 Convertible Bonds based on the nominal value plus the accrued interest (“the terms of conditional redemption”).

As at 26 January 2015, the terms of conditional redemption of 2011 Convertible Bonds of the Company have been triggered for the first time. At the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal for the redemption of 2011 Convertible Bonds, and decided to exercise the right of redemption and to redeem all of the outstanding 2011 Convertible Bonds registered on 11 February 2015.

From 1 January 2015 to 11 February 2015, the 2011 Convertible Bonds with a total nominal value of RMB 13,647 million were converted into 2,790,814,006 A shares of the Company with a conversion price of 4.89 per share. As of 11 February 2015, the total share capital of the Company has been increased to 121,071,209,646 shares. The unconverted convertible bonds amounted to RMB 52.78 million (527,760 convertible bonds). As at 17 February 2015, the Company has redeemed and fully paid the unconverted portion at RMB 101.261 per convertible bond (including the accrued interest and interest tax accrued thereon).

The changes in the fair value of the derivative component from 31 December 2014 to 31 December 2015 resulted in realised loss of RMB 259 million (2014: realised loss of RMB 1,613 million and unrealised loss of RMB 2,997 million), which has been recorded in “finance costs” section of the consolidated income statement for the year ended 31 December 2015.

As at 31 December 2015, the 2011 Convertible bonds have been fully converted or redeemed (2014: liability component RMB 13,433 million, derivative component RMB 3,288 million).

29	TRADE ACCOUNTS AND BILLS PAYABLES

	31 December	31 December
	2015	2014
	RMB million	RMB million
Amounts due to third parties	117,230	181,519
Amounts due to Sinopec Group Company and fellow subsidiaries	10,348	13,575
Amounts due to associates and joint ventures	2,868	3,272
	130,446	198,366
Bills payable	3,566	4,577
Trade accounts and bills payables measured at amortised cost	134,012	202,943

The aging analysis of trade accounts and bills payables are as follows:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Within 1 month or on demand	115,300	184,697
Between 1 month and 6 months	13,682	13,138
Over 6 months	5,030	5,108
	134,012	202,943

30	ACCRUED EXPENSES AND OTHER PAYABLES

	31 December	31 December
	2015	2014
	RMB million	RMB million
Salaries and welfare payable	1,185	839
Interest payable	1,457	1,695
Payables for constructions	58,778	55,400
Other payables	23,892	27,647
Financial liabilities carried at amortised costs	85,312	85,581
Taxes other than income tax	31,425	27,586
Receipts in advance	92,649	89,918
Derivative financial instruments	2,750	18,990
	212,136	222,075

31	PROVISIONS
Provisions primarily represent provision for future dismantlement costs of oil and gas properties. The Group has mainly committed to the PRC government to established certain standardised measures for the dismantlement of its oil and gas properties by making reference to the industry practices and is thereafter constructively obligated to take dismantlement measures of its oil and gas properties.

Movement of provision of the Group’s obligations for the dismantlement of its oil and gas properties is as follow:

	2015	2014
	RMB million	RMB million
Balance at 1 January	29,613	26,004
Provision for the year	2,899	3,309
Accretion expenses	1,081	1,008
Utilised	(599)	(714)
Exchange adjustments	121	6
Balance at 31 December	33,115	29,613

32	SHARE CAPITAL

	31 December	31 December
	2015	2014
	RMB million	RMB million
Registered, issued and fully paid
95,557,771,046 listed A shares (2014: 92,766,957,040) of RMB 1.00 each	95,558	92,767
25,513,438,600 listed H shares (2014: 25,513,438,600) of RMB 1.00 each	25,513	25,513
	121,071	118,280

The Company was established on 25 February 2000 with a registered capital of 68.8 billion domestic state–owned shares with a par value of RMB 1.00 each. Such shares were issued to Sinopec Group Company in consideration for the assets and liabilities transferred to the Company (Note 1).

Pursuant to the resolutions passed at an Extraordinary General Meeting held on 25 July 2000 and approvals from relevant government authorities, the Company is authorised to increase its share capital to a maximum of 88.3 billion shares with a par value of RMB 1.00 each and offer not more than 19.5 billion shares with a par value of RMB 1.00 each to investors outside the PRC. Sinopec Group Company is authorised to offer not more than 3.5 billion shares of its shareholdings in the Company to investors outside the PRC. The shares sold by Sinopec Group Company to investors outside the PRC would be converted into H shares.

In October 2000, the Company issued 15,102,439,000 H shares with a par value of RMB 1.00 each, representing 12,521,864,000 H shares and 25,805,750 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HKD 1.59 per H share and USD 20.645 per ADS, respectively, by way of a global initial public offering to Hong Kong and overseas investors. As part of the global initial public offering, 1,678,049,000 state-owned ordinary shares of RMB 1.00 each owned by Sinopec Group Company were converted into H shares and sold to Hong Kong and overseas investors.

In July 2001, the Company issued 2.8 billion listed A shares with a par value of RMB 1.00 each at RMB 4.22 by way of a public offering to natural persons and institutional investors in the PRC.

During the year ended 31 December 2010, the Company issued 88,774 listed A shares with a par value of RMB 1.00 each, as a result of exercise of 188,292 warrants entitled to the Bonds with Warrants.

During the year ended 31 December 2011, the Company issued 34,662 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2012, the Company issued 117,724,450 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

On 14 February 2013, the Company issued 2,845,234,000 listed H shares (“the Placing”) with a par value of RMB 1.00 each at the Placing Price of HKD 8.45 per share. The aggregate gross proceeds from the Placing amounted to approximately HKD 24,042,227,300.00 and the aggregate net proceeds (after deduction of the commissions and estimated expenses) amounted to approximately HKD 23,970,100,618.00.

32	SHARE CAPITAL (Continued)

In June 2013, the Company issued 21,011,962,225 listed A shares and 5,887,716,600 listed H shares as a result of bonus issues of 2 shares converted from the retained earnings, and 1 share transferred from the share premium for every 10 existing shares.

During the year ended 31 December 2013, the Company issued 114,076 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2014, the Company issued 1,715,081,853 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds.

During the year ended 31 December 2015, the Company issued 2,790,814,006 listed A shares with a par value of RMB 1.00 each, as a result of conversion by the holders of the 2011 Convertible Bonds (Note 28(iii)).

All A shares and H shares rank pari passu in all material aspects.

Capital management
Management optimises the structure of the Group’s capital, which comprises of equity and debts. In order to maintain or adjust the capital structure of the Group, management may cause the Group to issue new shares, adjust the capital expenditure plan, sell assets to reduce debt, or adjust the proportion of short-term and long-term loans. Management monitors capital on the basis of the debt-to-capital ratio, which is calculated by dividing long-term loans (excluding current portion), including long-term debts and loans from Sinopec Group Company and fellow subsidiaries, by the total of equity attributable to owners of the Company and long-term loans (excluding current portion), and liability-to-asset ratio, which is calculated by dividing total liabilities by total assets. Management’s strategy is to make appropriate adjustments according to the Group’s operating and investment needs and the changes of market conditions, and to maintain the debt-to-capital ratio and the liability-to-asset ratio of the Group at a range considered reasonable. As at 31 December 2015, the debt-to-capital ratio and the liability-to-asset ratio of the Group were 17.2% (2014: 20.3%) and 45.7% (2014: 55.5%), respectively.

The schedule of the contractual maturities of loans and commitments are disclosed in Notes 28 and 33, respectively.

There were no changes in the management’s approach to capital management of the Group during the year. Neither the Company nor any of its subsidiaries is subject to externally imposed capital requirements.

33	COMMITMENTS AND CONTINGENT LIABILITIES

Operating lease commitments
The Group leases land and buildings, service stations and other equipment through non–cancellable operating leases. These operating leases do not contain provisions for contingent lease rentals. None of the rental agreements contains escalation provisions that may require higher future rental payments.

At 31 December 2015 and 2014, the future minimum lease payments under operating leases are as follows:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Within one year	13,737	13,909
Between one and two years	13,265	13,480
Between two and three years	13,199	13,113
Between three and four years	13,091	12,984
Between four and five years	12,430	13,063
Thereafter	284,300	297,425
	350,022	363,974

Capital commitments
At 31 December 2015 and 2014, capital commitments are as follows:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Authorised and contracted for (i)	113,017	138,795
Authorised but not contracted for	47,043	102,386
	160,060	241,181

These capital commitments relate to oil and gas exploration and development, refining and petrochemical production capacity expansion projects, the construction of service stations and oil depots and investment commitments.

Note:

(i)	The investment commitments of the Group is RMB 4,089 million (2014: RMB 4,030 million).

33	COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Commitments to joint ventures
Pursuant to certain of the joint venture agreements entered into by the Group, the Group is obliged to purchase products from the joint ventures based on market prices.

Exploration and production licenses
Exploration licenses for exploration activities are registered with the Ministry of Land and Resources. The maximum term of the Group’s exploration licenses is 7 years, and may be renewed twice within 30 days prior to expiration of the original term with each renewal being for a two–year term. The Group is obligated to make progressive annual exploration investment relating to the exploration blocks in respect of which the license is issued. The Ministry of Land and Resources also issues production licenses to the Group on the basis of the reserve reports approved by relevant authorities. The maximum term of a full production license is 30 years unless a special dispensation is given by the State Council. The maximum term of production licenses issued to the Group is 80 years as a special dispensation was given to the Group by the State Council. The Group’s production license is renewable upon application by the Group 30 days prior to expiration.

The Group is required to make payments of exploration license fees and production right usage fees to the Ministry of Land and Resources annually which are expensed. Payments incurred were approximately RMB 372 million for the year ended 31 December 2015 (2014: RMB 408 million).

Estimated future annual payments are as follows:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Within one year	283	312
Between one and two years	125	160
Between two and three years	32	32
Between three and four years	22	22
Between four and five years	21	19
Thereafter	834	811
	1,317	1,356

Contingent liabilities
At 31 December 2015 and 2014, guarantees by the group in respect of facilities granted to the parties below are as follows:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Joint ventures	703	168
Others	6,010	5,552
	6,713	5,720

Management monitors the conditions that are subject to the guarantees to identify whether it is probable that a loss has occurred, and recognises any such losses under guarantees when those losses are estimable. At 31 December 2015 and 2014, it was not probable that the Group will be required to make payments under the guarantees. Thus no liabilities have been accrued for a loss related to the Group’s obligation under these guarantee arrangements.

Environmental contingencies
Under existing legislation, management believes that there are no probable liabilities that will have a material adverse effect on the financial position or operating results of the Group. The PRC government, however, has moved, and may move further towards more rigorous enforcement of applicable laws, and towards the adoption of more stringent environmental standards. Environmental liabilities are subject to considerable uncertainties which affect management’s ability to estimate the ultimate cost of remediation efforts. These uncertainties include (i) the exact nature and extent of the contamination at various sites including, but not limited to refineries, oil fields, service stations, terminals and land development areas, whether operating, closed or sold, (ii) the extent of required cleanup efforts, (iii) varying costs of alternative remediation strategies, (iv) changes in environmental remediation requirements, and (v) the identification of new remediation sites. The amount of such future cost is indeterminable due to such factors as the unknown magnitude of possible contamination and the unknown timing and extent of the corrective actions that may be required. Accordingly, the outcome of environmental liabilities under proposed or future environmental legislation cannot reasonably be estimated at present, and could be material. The Group paid normal routine pollutant discharge fees of approximately RMB 5,813 million in the consolidated financial statements for the year ended 31 December 2015 (2014: RMB 5,352 million).

Legal contingencies
The Group is defendant in certain lawsuits as well as the named party in other proceedings arising in the ordinary course of business. Management has assessed the likelihood of an unfavourable outcome of such contingencies, lawsuits or other proceedings and believes that any resulting liabilities will not have a material adverse effect on the financial position, operating results or cash flows of the Group.

34	RELATED PARTY TRANSACTIONS

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control or jointly control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to control or common control. Related parties may be individuals (being members of key management personnel, significant shareholders and/or their close family members) or other entities and include entities which are under the significant influence of related parties of the Group where those parties are individuals, and post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group.

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures
The Group is part of a larger group of companies under Sinopec Group Company, which is controlled by the PRC government, and has significant transactions and relationships with Sinopec Group Company and fellow subsidiaries. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The principal related party transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures, which were carried out in the ordinary course of business are as follows:

	Note	2015	2014
		RMB million	RMB million
Sales of goods	(i)	211,868	305,044
Purchases	(ii)	92,990	134,424
Transportation and storage	(iii)	1,299	1,606
Exploration and development services	(iv)	37,444	49,399
Production related services	(v)	10,878	10,306
Ancillary and social services	(vi)	6,754	6,753
Operating lease charges for land	(vii)	10,618	10,531
Operating lease charges for buildings	(vii)	462	497
Other operating lease charges	(vii)	302	274
Agency commission income	(viii)	116	132
Interest income	(ix)	207	135
Interest expense	(x)	1,194	1,421
Net deposits (placed with)/withdrawn from related parties	(ix)	(14,082)	2,319
Net loans (repaid to)/obtained from related parties	(xi)	(57,881)	53,690

The amounts set out in the table above in respect of the year ended 31 December 2015 and 2014 represent the relevant costs and income as determined by the corresponding contracts with the related parties.

Included in the transactions disclosed above, for the year ended 31 December 2015 are: a) purchases by the Group from Sinopec Group Company and fellow subsidiaries amounting to RMB 112,449 million (2014: RMB 138,170 million) comprising purchases of products and services (i.e. procurement, transportation and storage, exploration and development services and production related services) of RMB 93,421 million (2014: RMB 118,968 million), ancillary and social services provided by Sinopec Group Company and fellow subsidiaries of RMB 6,754 million (2014: RMB 6,753 million), operating lease charges for land and buildings paid by the Group of RMB 10,618 million and RMB 462 million (2014: RMB 10,531 million and RMB 497 million), respectively and interest expenses of RMB 1,194 million (2014: RMB 1,421 million); and b) sales by the Group to Sinopec Group Company and fellow subsidiaries amounting to RMB 78,418 million (2014: RMB 98,620 million), comprising RMB 78,184 million (2014: RMB 98,479 million) for sales of goods, RMB 207 million (2014: RMB 135 million) for interest income and RMB 27 million (2014: RMB 6 million) for agency commission income.

At 31 December 2015 and 2014, there was no guarantee given to banks by the Group in respect of banking facilities to related parties, except for the guarantees disclosed in Note 33.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

34	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)

Note:

(i)	Sales of goods represent the sale of crude oil, intermediate petrochemical products, petroleum products and ancillary materials.

(ii)
Purchases represent the purchase of materials and utility supplies directly related to the Group’s operations such as the procurement of raw and ancillary materials and related services, supply of water, electricity and gas.

(iii)	Transportation and storage represent the cost for the use of railway, road and marine transportation services, pipelines, loading, unloading and storage facilities.

(iv)	Exploration and development services comprise direct costs incurred in the exploration and development such as geophysical, drilling, well testing and well measurement services.

(v)
Production related services represent ancillary services rendered in relation to the Group’s operations such as equipment repair and general maintenance, insurance premium, technical research, communications, firefighting, security, product quality testing and analysis, information technology, design and engineering, construction of oilfield ground facilities, refineries and chemical plants, manufacture of replacement parts and machinery, installation, project management and environmental protection.

(vi)
Ancillary and social services represent expenditures for social welfare and support services such as educational facilities, media communication services, sanitation, accommodation, canteens, property maintenance and management services.

(vii)	Operating lease charges represent the rental paid to Sinopec Group Company for operating leases in respect of land, buildings and equipment.

(viii)	Agency commission income represents commission earned for acting as an agent in respect of sales of products and purchase of materials for certain entities owned by Sinopec Group Company.

(ix)
Interest income represents interest received from deposits placed with Sinopec Finance Company Limited and Sinopec Century Bright Capital Investment Limited, finance companies controlled by Sinopec Group Company. The applicable interest rate is determined in accordance with the prevailing saving deposit rate. The balance of deposits at 31 December 2015 was RMB 18,303 million (2014: RMB 4,221 million).

(x)	Interest expense represents interest charges on the loans and advances obtained from Sinopec Group Company and fellow subsidiaries.

(xi)	The Group obtained or repaid loans from or to Sinopec Group Company and fellow subsidiaries.

In connection with the Reorganisation, the Company and Sinopec Group Company entered into a number of agreements under which 1) Sinopec Group Company will provide goods and products and a range of ancillary, social and supporting services to the Group and 2) the Group will sell certain goods to Sinopec Group Company. These agreements impacted the operating results of the Group for the year ended 31 December 2015. The terms of these agreements are summarised as follows:

‧
The Company has entered into a non-exclusive “Agreement for Mutual Provision of Products and Ancillary Services” (“Mutual Provision Agreement”) with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain ancillary production services, construction services, information advisory services, supply services and other services and products. While each of Sinopec Group Company and the Company is permitted to terminate the Mutual Provision Agreement upon at least six months notice, Sinopec Group Company has agreed not to terminate the agreement if the Group is unable to obtain comparable services from a third party. The pricing policy for these services and products provided by Sinopec Group Company to the Group is as follows:

(1)	the government-prescribed price;

(2)	where there is no government-prescribed price, the government-guidance price;

(3)	where there is neither a government-prescribed price nor a government-guidance price, the market price; or

(4)	where none of the above is applicable, the price to be agreed between the parties, which shall be based on a reasonable cost incurred in providing such services plus a profit margin not exceeding 6%.

‧
The Company has entered into a non-exclusive “Agreement for Provision of Cultural and Educational, Health Care and Community Services” with Sinopec Group Company effective from 1 January 2000 in which Sinopec Group Company has agreed to provide the Group with certain cultural, educational, health care and community services on the same pricing terms and termination conditions as described in the above Mutual Provision Agreement.

‧
The Company has entered into a series of lease agreements with Sinopec Group Company to lease certain lands and buildings effective on 1 January 2000. The lease term is 40 or 50 years for lands and 20 years for buildings, respectively. The Company and Sinopec Group Company can renegotiate the rental amount every three years for land. The Company and Sinopec Group Company can renegotiate the rental amount for buildings every year. However such amount cannot exceed the market price as determined by an independent third party.

‧
The Company has entered into agreements with Sinopec Group Company effective from 1 January 2000 under which the Group has been granted the right to use certain trademarks, patents, technology and computer software developed by Sinopec Group Company.

‧
The Company has entered into a service stations franchise agreement with Sinopec Group Company effective from 1 January 2000 under which its service stations and retail stores would exclusively sell the refined products supplied by the Group.

34	RELATED PARTY TRANSACTIONS (Continued)

(a)	Transactions with Sinopec Group Company and fellow subsidiaries, associates and joint ventures (Continued)
Pursuant to the Equity Transfer Agreement relating to the Transfer of 100% Equity Interest of Jingtian Co. entered into by the Company and Sinopec Baichuan Economic and Trading Company (Baichuan Co.) on 26 August 2015, the Company transferred 100% equity interest of Sinopec Beijing Jingtian Engineering and Construction Co., Ltd. (Jingtian Co.) to Baichuan Co. in December 2015, which was directly and wholly owned by Sinopec Group Company. The preliminary consideration of this transaction was RMB 1,869 million, which was based on the fair value of Jingtian Co.’s net assets as of 31 March 2015, adjusted by the subsequent changes to Jingtian Co.’s net assets between 31 March 2015 and 31 December 2015 according to the audited financial statements of Jingtian Co. as of each date.

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures included in the following accounts captions are summarised as follows:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Trade accounts receivable	22,406	25,478
Prepaid expenses and other current assets	9,084	3,564
Long-term prepayments and other assets	17,759	14,935
Total	49,249	43,977
Trade accounts payable	13,216	16,847
Accrued expenses and other payables	20,458	24,711
Other long-term liabilities	8,226	6,470
Short-term loans and current portion of long-term loans from Sinopec Group Company and fellow subsidiaries	43,929	102,965
Long-term loans excluding current portion from Sinopec Group Company and fellow subsidiaries	44,300	43,145
Total	130,129	194,138

Amounts due from/to Sinopec Group Company and fellow subsidiaries, associates and joint ventures, other than short-term loans and long-term loans, bear no interest, are unsecured and are repayable in accordance with normal commercial terms. The terms and conditions associated with short-term loans and long-term loans payable to Sinopec Group Company and fellow subsidiaries are set out in Note 28.

The long-term borrowings mainly include an interest-free loan with a maturity period of 20 years amounting to RMB 35,560 million from the Sinopec Group Company (a state-owned enterprise) through the Sinopec Finance. This borrowing is a special arrangement to reduce financing costs and improve liquidity of the Company during its initial global offering in 2000.

As at and for the year ended 31 December 2015, and as at and for the year ended 31 December 2014, no individually significant impairment losses for bad and doubtful debts were recognised in respect of amounts due from Sinopec Group Company and fellow subsidiaries, associates and joint ventures.

(b)	Key management personnel emoluments
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key management personnel compensation is as follows:

	2015	2014
	RMB’000	RMB’000
Short-term employee benefits	5,225	8,009
Retirement scheme contributions	510	501
	5,735	8,510

(c)	Contributions to defined contribution retirement plans
The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group’s employee benefits plan are disclosed in Note 35. As at 31 December 2015 and 2014, the accrual for the contribution to post-employment benefit plans was not material.

34	RELATED PARTY TRANSACTIONS (Continued)

(d)	Transactions with other state-controlled entities in the PRC
The Group is a state-controlled energy and chemical enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through its government authorities, agencies, affiliations and other organisations (collectively referred as “state-controlled entities”).

Apart from transactions with Sinopec Group Company and fellow subsidiaries, the Group has transactions with other state-controlled entities, include but not limited to the followings:

‧	sales and purchases of goods and ancillary materials;

‧	rendering and receiving services;

‧	lease of assets;

‧	depositing and borrowing money; and

‧	uses of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled.

35	EMPLOYEE BENEFITS PLAN

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The Group is required to make contributions to the retirement plans at rates ranging from 17.0% to 24.0% of the salaries, bonuses and certain allowances of its staff. In addition, the Group provides a supplementary retirement plan for its staff at rates not exceeding 5% of the salaries. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. The Group’s contributions for the year ended 31 December 2015 were RMB 7,835 million (2014: RMB 7,634 million).

36	SEGMENT REPORTING

Segment information is presented in respect of the Group’s business segments. The format is based on the Group’s management and internal reporting structure.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Exploration and production, which explores and develops oil fields, produces crude oil and natural gas and sells such products to the refining segment of the Group and external customers.

(ii)
Refining, which processes and purifies crude oil, that is sourced from the exploration and production segment of the Group and external suppliers, and manufactures and sells petroleum products to the chemicals and marketing and distribution segments of the Group and external customers.

(iii)
Marketing and distribution, which owns and operates oil depots and service stations in the PRC, and distributes and sells refined petroleum products (mainly gasoline and diesel) in the PRC through wholesale and retail sales networks.

(iv)	Chemicals, which manufactures and sells petrochemical products, derivative petrochemical products and other chemical products mainly to external customers.

(v)	Corporate and others, which largely comprises the trading activities of the import and export companies of the Group and research and development undertaken by other subsidiaries.

The segments were determined primarily because the Group manages its exploration and production, refining, marketing and distribution, chemicals, and corporate and others businesses separately. The reportable segments are each managed separately because they manufacture and/or distribute distinct products with different production processes and due to their distinct operating and gross margin characteristics.

36	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities
The Group’s chief operating decision maker evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance costs or investment income. Inter-segment transfer pricing is based on the market price or cost plus an appropriate margin, as specified by the Group’s policy.

Assets and liabilities dedicated to a particular segment’s operations are included in that segment’s total assets and liabilities. Segment assets include all tangible and intangible assets, except for interest in associates and joint ventures, investments, deferred tax assets, cash and cash equivalents, time deposits with financial institutions and other unallocated assets. Segment liabilities exclude short-term, income tax payable, long-term debts, loans from Sinopec Group Company and fellow subsidiaries, deferred tax liabilities and other unallocated liabilities.

Information of the Group’s reportable segments is as follows:

	2015	2014
	RMB million	RMB million
Turnover
Exploration and production
External sales	57,740	69,550
Inter-segment sales	71,019	141,544
	128,759	211,094
Refining
External sales	120,650	175,534
Inter-segment sales	800,962	1,092,244
	921,612	1,267,778
Marketing and distribution
External sales	1,086,098	1,458,390
Inter-segment sales	3,056	5,446
	1,089,154	1,463,836
Chemicals
External sales	275,175	356,993
Inter-segment sales	42,743	62,208
	317,918	419,201
Corporate and others
External sales	436,749	721,174
Inter-segment sales	345,454	587,663
	782,203	1,308,837
Elimination of inter-segment sales	(1,263,234)	(1,889,105)

Turnover	1,976,412	2,781,641
Other operating revenues
Exploration and production	9,894	16,503
Refining	5,004	5,317
Marketing and distribution	17,512	12,770
Chemicals	8,390	8,284
Corporate and others	1,671	1,399
Other operating revenues	42,471	44,273

Turnover and other operating revenues	2,018,883	2,825,914

36	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)

	2015	2014
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
– Exploration and production	(17,418)	47,057
– Refining	20,959	(1,954)
– Marketing and distribution	28,855	29,449
– Chemicals	19,682	(2,181)
– Corporate and others	384	(1,063)
– Elimination	4,566	2,179
Total segment operating profit	57,028	73,487
Share of profits/(losses) from associates and joint ventures
– Exploration and production	633	1,117
– Refining	725	(871)
– Marketing and distribution	1,379	963
– Chemicals	3,062	603
– Corporate and others	2,282	1,818
Aggregate share of profits from associates and joint ventures	8,081	3,630
Investment income
– Exploration and production	835	1
– Refining	(8)	17
– Marketing and distribution	70	71
– Chemicals	19	208
– Corporate and others	350	2,319
– Elimination	(822)	—
Aggregate investment income	444	2,616
Net finance costs	(9,276)	(14,229)

Profit before taxation	56,277	65,504

	At 31 December	At 31 December
	2015	2014
	RMB million	RMB million
Assets
Segment assets
– Exploration and production	447,307	453,060
– Refining	264,573	297,884
– Marketing and distribution	283,416	276,298
– Chemicals	150,577	162,685
– Corporate and others	108,921	147,015
Total segment assets	1,254,794	1,336,942
Interest in associates and joint ventures	82,970	80,593
Available-for-sale financial assets	10,326	868
Deferred tax assets	7,469	6,979
Cash and cash equivalents and time deposits with financial institutions	68,557	10,100
Other unallocated assets	19,013	15,886
Total assets	1,443,129	1,451,368
Liabilities
Segment liabilities
– Exploration and production	96,773	100,552
– Refining	58,578	67,327
– Marketing and distribution	118,897	118,493
– Chemicals	27,053	27,532
– Corporate and others	104,194	138,930
Total segment liabilities	405,495	452,834
Short-term debts	41,517	75,183
Income tax payable	1,048	1,091
Long-term debts	95,446	107,787
Loans from Sinopec Group Company and fellow subsidiaries	88,229	146,110
Deferred tax liabilities	8,259	7,820
Other unallocated liabilities	18,916	14,966
Total liabilities	658,910	805,791

36	SEGMENT REPORTING (Continued)

(1)	Information of reportable segmental revenues, profits or losses, assets and liabilities (Continued)
Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

	2015	2014
	RMB million	RMB million
Capital expenditure
Exploration and production	54,710	80,196
Refining	15,132	27,957
Marketing and distribution	22,115	26,989
Chemicals	17,471	15,850
Corporate and others	2,821	3,648
	112,249	154,640
Depreciation, depletion and amortisation
Exploration and production	52,155	48,902
Refining	16,557	15,015
Marketing and distribution	14,075	12,491
Chemicals	11,996	12,130
Corporate and others	1,585	1,559
	96,368	90,097
Impairment losses on long-lived assets
Exploration and production	4,864	2,436
Refining	9	29
Marketing and distribution	19	40
Chemicals	142	1,106
Corporate and others	112	8
	5,146	3,619

(2)	Geographical information
The following tables set out information about the geographical information of the Group’s external sales and the Group’s non-current assets, excluding financial instruments and deferred tax assets. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers, and segment assets are based on the geographical location of the assets.

	2015	2014
	RMB million	RMB million
External sales
Mainland China	1,579,364	2,062,775
Others	439,519	763,139
	2,018,883	2,825,914

	31 December	31 December
	2015	2014
	RMB million	RMB million
Non-current assets
Mainland China	1,027,070	1,003,521
Others	56,081	64,589
	1,083,151	1,068,110

37	PRINCIPAL SUBSIDIARIES

At 31 December 2015, the following list contains the particulars of subsidiaries which principally affected the results, assets and liabilities of the Group.

			Interests
	Particulars of	Interests held	held by
	issued capital	by the	non-controlling
Name of company	(million)	Company %	interests %	Principal activities
Sinopec International Petroleum Exploration and Production Limited (“SIPL”)	RMB 8,000	100.00	—	Investment in exploration, production and sale of petroleum and natural gas
Sinopec Great Wall Energy & Chemical Company Limited	RMB 20,125	100.00	—	Coal chemical industry investment management, production and sale of coal chemical products
Sinopec Yangzi Petrochemical Company Limited	RMB 13,203	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Pipeline Storage & Transportation Company Limited	RMB 12,000	100.00	—	Pipeline storage and transportation of crude oil
Sinopec Yizheng Chemical Fibre Limited Liability Company	RMB 4,000	100.00	—	Production and sale of polyester chips and polyester fibres
Sinopec Lubricant Company Limited	RMB 3,374	100.00	—	Production and sale of refined petroleum products, lubricant base oil, and petrochemical materials
Sinopec Qingdao Petrochemical Company Limited	RMB 1,595	100.00	—	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Chemical Sales Company Limited	RMB 1,000	100.00	—	Marketing and distribution of petrochemical products
China International United Petroleum and Chemical Company Limited	RMB 3,000	100.00	—	Trading of crude oil and petrochemical products
Sinopec Overseas Investment Holding Limited (“SOIH”)	USD 300	100.00	—	Investment holding
Sinopec Catalyst Company Limited	RMB 1,500	100.00	—	Production and sale of catalyst products
China Petrochemical International Company Limited	RMB 1,400	100.00	—	Trading of petrochemical products
Sinopec Beihai Refining and Chemical Limited Liability Company	RMB 5,294	98.98	1.02	Import and processing of crude oil, production, storage and sale of petroleum products and petrochemical products
Sinopec Qingdao Refining and Chemical Company Limited	RMB 5,000	85.00	15.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Zhanjiang Dongxing Petrochemical Company Limited	RMB 4,397	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Hainan Refining and Chemical Company Limited	RMB 3,986	75.00	25.00	Manufacturing of intermediate petrochemical products and petroleum products
Sinopec Marketing Company Limited (“Marketing Company”) (i)	RMB 28,403	70.42	29.58	Marketing and distribution of refined petroleum products
Sinopec-SK(Wuhan) Petrochemical Company Limited (“Zhonghan Wuhan”)	RMB 6,270	65.00	35.00	Production, sale, research and development of ethylene and downstream byproducts
Sinopec Kantons Holdings Limited (“Sinopec Kantons”)	HKD 248	60.34	39.66	Trading of crude oil and petroleum products
Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical”)	RMB 10,800	50.56	49.44	Manufacturing of synthetic fibres, resin and plastics, intermediate petrochemical products and petroleum products
Fujian Petrochemical Company Limited (“Fujian Petrochemical”) (ii)	RMB 5,745	50.00	50.00	Manufacturing of plastics, intermediate petrochemical products and petroleum products

Except for Sinopec Kantons and SOIH, which are incorporated in Bermuda and Hong Kong respectively, all of the above principal subsidiaries are incorporated and operate their businesses principally in the PRC. All of the above principal subsidiaries are limited companies.

37	PRINCIPAL SUBSIDIARIES (Continued)

Note:

(i)
Pursuant to the resolution of the Company’s Meeting of Board of Directors held on 19 February 2014, the Company’s business under its marketing and distribution segment of the Group was injected to Marketing Company, a subsidiary of the Group on 1 April 2014.

On 12 September 2014, Marketing Company entered into the “Capital Injection Agreement relating to Marketing Company” with a number of domestic and foreign investors, pursuant to which the investors shall subscribe for equity interest in Marketing Company in cash upon the relevant approvals for this capital injection being obtained, an aggregate capital contribution of RMB 105.044 billion was made to the Marketing Company by 25 investors, representing 29.58% equity interest in the Marketing Company on 6 March 2015. The difference between the contributions from and the net assets acquired by investors has been credited to capital reserve in amount of RMB 56,224 million and to other comprehensive income in amount of RMB 446 million of the equity attributable to the shareholders of the Company, respectively.

(ii)
The Group consolidated the financial statements of the entity because it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Summarised financial information on subsidiaries with material non-controlling interests
Set out below are the summarised financial information which the amount before inter-company eliminations for each subsidiary that has non-controlling interests that are material to the Group.

Summarised consolidated balance sheet

	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December	At 31 December
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Current assets	140	436	8,144	9,510	1,732	1,777	20,231	15,416	102,948	131,012	1,386	1,724
Current liabilities	(73)	(224)	(7,726)	(12,485)	(3,488)	(1,149)	(5,468)	(2,387)	(156,028)	(280,010)	(9,885)	(13,023)
Net current assets/(liabilities)	67	212	418	(2,975)	(1,756)	628	14,763	13,029	(53,080)	(148,998)	(8,499)	(11,299)
Non-current assets	5,487	4,050	19,676	21,395	13,025	12,622	40,075	47,623	240,312	229,281	15,815	16,874
Non-current liabilities	(831)	(996)	—	(1,649)	(3,384)	(3,386)	(34,320)	(35,877)	(1,628)	(1,456)	—	—
Net non-current assets	4,656	3,054	19,676	19,746	9,641	9,236	5,755	11,746	238,684	227,825	15,815	16,874
Net assets	4,723	3,266	20,094	16,771	7,885	9,864	20,518	24,775	185,604	78,827	7,316	5,575
Attributable to owners of the Company	2,361	1,633	10,009	8,342	4,738	5,933	4,331	7,370	126,100	72,701	4,755	3,624
Attributable to non-controlling interests	2,362	1,633	10,085	8,429	3,147	3,931	16,187	17,405	59,504	6,126	2,561	1,951

Summarised consolidated statement of comprehensive income

Year ended 31 December	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	5,532	7,322	80,748	102,126	1,642	16,337	6,557	9,038	1,103,934	1,472,232	14,077	18,365
Profit/(loss) for the year	1,456	(745)	3,310	(676)	825	805	(222)	3,046	23,684	22,914	1,738	137
Total comprehensive income/(loss)	1,456	(750)	3,310	(676)	302	622	(4,257)	(106)	24,391	22,934	1,738	137
Comprehensive income/(loss) attributable to non-controlling interests	728	(375)	1,655	(326)	120	247	(1,218)	18	7,755	930	608	48
Dividends paid to non-controlling interests	—	—	10	271	40	39	—	—	7,356	—	—	—

37	PRINCIPAL SUBSIDIARIES (Continued)

Summarised statement of cash flows

Year ended 31 December	Fujian Petrochemical		Shanghai Petrochemical		Sinopec Kantons		SIPL		Marketing Company		Zhonghan Wuhan
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Net cash (used in)/generated from operating activities	(179)	197	4,933	3,662	1,185	880	4,059	5,383	33,196	44,337	4,223	1,467
Net cash generated from/(used in) investing activities	76	(303)	(439)	(910)	(504)	(1,120)	(4,052)	(8,282)	21,180	(46,140)	(4,869)	(2,643)
Net cash (used in)/generated from financing activities	(176)	264	(3,696)	(2,606)	(443)	(414)	637	1,740	(42,777)	1,584	588	1,513
Net (decrease)/increase in cash and cash equivalents	(279)	158	798	146	238	(654)	644	(1,159)	11,599	(219)	(58)	337
Cash and cash equivalents at 1 January	380	222	279	133	630	1,279	1,327	2,468	2,682	2,878	337	—
Effect of foreign currency exchange rate changes	—	—	—	—	18	5	71	18	633	23	(19)	—
Cash and cash equivalents at 31 December	101	380	1,077	279	886	630	2,042	1,327	14,914	2,682	260	337

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES

Overview
Financial assets of the Group include cash and cash equivalents, time deposits with financial institutions, investments, trade accounts receivable, bills receivable, amounts due from Sinopec Group Company and fellow subsidiaries, amounts due from associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other receivables. Financial liabilities of the Group include short-term and long-term debts, loans from Sinopec Group Company and fellow subsidiaries, trade accounts payable, bills payable, amounts due to Sinopec Group Company and fellow subsidiaries, derivative financial instruments and other payables.

The Group has exposure to the following risks from its uses of financial instruments:

‧	credit risk;

‧	liquidity risk;

‧	market risk.

The Board of Directors has overall responsibility for the establishment, oversight of the Group’s risk management framework, and developing and monitoring the Group’s risk management policies.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, and set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management controls and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. Internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Group’s audit committee.

Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s deposits placed with financial institutions and receivables from customers. To limit exposure to credit risk relating to deposits, the Group primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings. The majority of the Group’s trade accounts receivable relate to sales of petroleum and chemical products to related parties and third parties operating in the petroleum and chemical industries. No single customer accounted for greater than 10% of total accounts receivable at 31 December 2015, except the amounts due from Sinopec Group Company and fellow subsidiaries. Management performs ongoing credit evaluations of the Group’s customers’ financial condition and generally does not require collateral on trade accounts receivable. The Group maintains an impairment loss for doubtful accounts and actual losses have been within management’s expectations.

The carrying amounts of cash and cash equivalents, time deposits with financial institutions, trade accounts and bills receivables, derivative financial instruments and other receivables, represent the Group’s maximum exposure to credit risk in relation to financial assets.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach in managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Management prepares monthly cash flow budget to ensure that the Group will always have sufficient liquidity to meet its financial obligations as they fall due. The Group arranges and negotiates financing with financial institutions and maintains a certain level of standby credit facilities to reduce the Group’s liquidity risk.

At 31 December 2015, the Group has standby credit facilities with several PRC financial institutions which provide borrowings up to RMB 297,997 million (2014: RMB 302,570 million) on an unsecured basis, at a weighted average interest rate of 2.50% per annum (2014: 3.51%). At 31 December 2015, the Group’s outstanding borrowings under these facilities were RMB 32,991 million (2014: RMB 78,983 million) and were included in debts.

The following table sets out the remaining contractual maturities at the balance sheet date of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on prevailing rates current at the balance sheet date) and the earliest date the Group would be required to repay:

	31 December 2015
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	71,517	72,476	72,476	—	—	—
Long-term debts	95,446	110,678	3,747	41,176	41,637	24,118
Loans from Sinopec Group Company and fellow subsidiaries	88,229	89,258	44,439	464	8,795	35,560
Trade accounts payable	130,446	130,446	130,446	—	—	—
Bills payable	3,566	3,566	3,566	—	—	—
Accrued expenses and other payables	88,062	88,062	88,062	—	—	—
	477,266	494,486	342,736	41,640	50,432	59,678

	31 December 2014
		Total
		contractual	Within	More than 1	More than 2
	Carrying	undiscounted	1 year or	year but less	years but less	More than
	amount	cash flow	on demand	than 2 years	than 5 years	5 years
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Short-term debts	75,183	75,794	75,794	—	—	—
Long-term debts	107,787	129,849	4,328	16,411	63,221	45,889
Loans from Sinopec Group Company and fellow subsidiaries	146,110	147,321	103,475	1,301	6,634	35,911
Trade accounts payable	198,366	198,366	198,366	—	—	—
Bills payable	4,577	4,577	4,577	—	—	—
Accrued expenses and other payables	104,571	104,571	104,571	—	—	—
	636,594	660,478	491,111	17,712	69,855	81,800

Management believes that the Group’s current cash on hand, expected cash flows from operations and available standby credit facilities from financial institutions will be sufficient to meet the Group’s working capital requirements and repay its short-term debts and obligations when they become due.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Currency risk
Currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Group’s currency risk exposure primarily relates to short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries denominated in USD, JPY and HKD. The Group enters into foreign exchange contracts to manage its currency risk exposure.

Included in short-term and long-term debts and loans from Sinopec Group Company and fellow subsidiaries of the Group are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Gross exposure arising from loans and borrowings
USD	USD 1,181	USD 8,382
EUR	EUR 1,108	EUR 57
JPY	—	JPY 8,662
HKD	HKD 6	HKD 6

A 5 percent strengthening/weakening of RMB against the following currencies at 31 December 2015 and 2014 would have increased/decreased net profit for the year of the Group by the amounts shown below. This analysis has been determined assuming that the change in foreign exchange rates had occurred at the balance sheet date and had been applied to the foreign currency balances to which the Group has significant exposure as stated above, and that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2014.

	31 December	31 December
	2015	2014
	RMB million	RMB million
USD	288	1,923
EUR	295	16
JPY	—	17

Other than the amounts as disclosed above, the amounts of other financial assets and liabilities of the Group are substantially denominated in the functional currency of respective entity within the Group.

Interest rate risk
The Group’s interest rate risk exposure arises primarily from its short-term and long-term debts. Debts bearing interest at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest rate risk respectively. The interest rates of short-term and long-term debts, and loans from Sinopec Group Company and fellow subsidiaries of the Group are disclosed in Note 28.

As at 31 December 2015, it is estimated that a general increase/decrease of 100 basis points in variable interest rates, with all other variables held constant, would decrease/increase the Group’s net profit for the year by approximately RMB 91 million (2014: RMB 1,199 million). This sensitivity analysis has been determined assuming that the change of interest rates was applied to the Group’s debts outstanding at the balance sheet date with exposure to cash flow interest rate risk. The analysis is performed on the same basis for 2014.

Commodity price risk
The Group engages in oil and gas operations and is exposed to commodity price risk related to price volatility of crude oil, refined oil products and chemical products. The fluctuations in prices of crude oil, refined oil products and chemical products could have significant impact on the Group. The Group uses derivative financial instruments, including commodity futures and swaps, to manage a portion of this risk. As at 31 December 2015, the Group had certain commodity contracts of crude oil, refined oil products and chemical products designated as qualified cash flow hedges and economic hedges. The fair values of these derivative financial instruments as at 31 December 2015 are set out in Notes 26 and 30.

As at 31 December 2015, it is estimated that a general increase/decrease of USD 10 per barrel in basic price of derivative financial instruments, with all other variables held constant, would impact the fair value of derivative financial instruments, which would decrease/increase the Group’s profit for the period by approximately RMB 1,951 million (2014: decrease/increase RMB 1,167 million), and decrease/increase the Group’s other reserves by approximately RMB 3,052 million (2014: increase/decrease RMB 2,206 million). This sensitivity analysis has been determined assuming that the change in prices had occurred at the balance sheet date and the change was applied to the Group’s derivative financial instruments at that date with exposure to commodity price risk. The analysis is performed on the same basis for 2014.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values

(i)	Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS 7, ‘Financial Instruments: Disclosures’, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

‧	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments.

‧
Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data.

‧	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data.

At 31 December 2015

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	261	—	—	261
Derivative financial instruments:
– Derivative financial assets	4,235	3,640	—	7,875
	4,496	3,640	—	8,136
Liabilities
Derivative financial instruments:
– Other derivative financial liabilities	305	2,445	—	2,750
	305	2,445	—	2,750

At 31 December 2014

	Level 1	Level 2	Level 3	Total
	RMB million	RMB million	RMB million	RMB million
Assets
Available-for-sale financial assets:
– Listed	183	—	—	183
Derivative financial instruments:
– Derivative financial assets	2,885	9,737	—	12,622
	3,068	9,737	—	12,805
Liabilities
Derivative financial instruments:
– Embedded derivative components of the convertible bonds	—	3,288	—	3,288
– Other derivative financial liabilities	1,920	17,070	—	18,990
	1,920	20,358	—	22,278

During the years ended 31 December 2015 and 2014, there were no transfers between instruments in Level 1 and Level 2.

38	FINANCIAL RISK MANAGEMENT AND FAIR VALUES (Continued)

Fair values (Continued)

(ii)	Fair values of financial instruments carried at other than fair value

The disclosures of the fair value estimates, and their methods and assumptions of the Group’s financial instruments, are made to comply with the requirements of IFRS 7 and IAS 39 and should be read in conjunction with the Group’s consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgement is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair values of the Group’s financial instruments carried at other than fair value (other than long-term indebtedness and investments in unquoted equity securities) approximate their carrying amounts due to the short-term maturity of these instruments. The fair values of long-term indebtedness are estimated by discounting future cash flows using current market interest rates offered to the Group that range from 1.08% to 4.90% (2014: 0.33% to 6.15%). The following table presents the carrying amount and fair value of the Group’s long-term indebtedness other than loans from Sinopec Group Company and fellow subsidiaries at 31 December 2015 and 2014:

	31 December	31 December
	2015	2014
	RMB million	RMB million
Carrying amount	105,927	115,767
Fair value	103,482	112,362

The Group has not developed an internal valuation model necessary to estimate the fair values of loans from Sinopec Group Company and fellow subsidiaries as it is not considered practicable to estimate their fair values because the cost of obtaining discount and borrowing rates for comparable borrowings would be excessive based on the Reorganisation, the Group’s existing capital structure and the terms of the borrowings.

Investments in unquoted equity securities are individually and in the aggregate not material to the Group’s financial condition or results of operations. There are no listed market prices for such interests in the PRC and, accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs. The Group intends to hold these unquoted other investments in equity securities for long term purpose.

Except for the above items, the financial assets and liabilities of the Group are carried at amounts not materially different from their fair values at 31 December 2015 and 2014.

39	ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group’s financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the consolidated financial statements. Management bases the assumptions and estimates on historical experience and on various other assumptions that it believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an ongoing basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of such policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the consolidated financial statements. The significant accounting policies are set forth in Note 2. Management believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the consolidated financial statements.

Oil and gas properties and reserves
The accounting for the exploration and production’s oil and gas activities is subject to accounting rules that are unique to the oil and gas industry. There are two methods to account for oil and gas business activities, the successful efforts method and the full cost method. The Group has elected to use the successful efforts method. The successful efforts method reflects the volatility that is inherent in exploring for mineral resources in that costs of unsuccessful exploratory efforts are charged to expense as they are incurred. These costs primarily include dry hole costs, seismic costs and other exploratory costs. Under the full cost method, these costs are capitalised and written-off or depreciated over time.

Engineering estimates of the Group’s oil and gas reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated oil and gas reserves can be designated as “proved”. Proved and proved developed reserves estimates are updated at least annually and take into account recent production and technical information about each field. In addition, as prices and cost levels change from year to year, the estimate of proved and proved developed reserves also changes. This change is considered a change in estimate for accounting purposes and is reflected on a prospective basis in relation to depreciation rates.

Future dismantlement costs for oil and gas properties are estimated with reference to engineering estimates after taking into consideration the anticipated method of dismantlement required in accordance with industry practices in similar geographic area, including estimation of economic life of oil and gas properties, technology and price level. The present values of these estimated future dismantlement costs are capitalised as oil and gas properties with equivalent amounts recognised as provisions for dismantlement costs.

Despite the inherent imprecision in these engineering estimates, these estimates are used in determining depreciation expense, impairment loss and future dismantlement costs. Capitalised costs of proved oil and gas properties are amortised on a unit-of-production method based on volumes produced and reserves.

39	ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

Impairment for long-lived assets
If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered “impaired”, and an impairment loss may be recognised in accordance with IAS 36 “Impairment of Assets”. The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. For goodwill, the recoverable amount is estimated annually. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group’s assets or cash-generating units are not readily available. In determining the value in use, expected cash flows generated by the asset or the cash-generating unit are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

Depreciation
Property, plant and equipment, other than oil and gas properties, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets at least annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and take into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Impairment for bad and doubtful debts
Management estimates impairment losses for bad and doubtful debts resulting from the inability of the Group’s customers to make the required payments. Management bases the estimates on the ageing of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

Allowance for diminution in value of inventories
If the costs of inventories become higher than their net realisable values, an allowance for diminution in value of inventories is recognised. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

40	PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the parent and ultimate holding company of the Group as at 31 December 2015 is Sinopec Group Company, a state-owned enterprise established in the PRC. This entity does not produce financial statements available for public use.

41	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY

BALANCE SHEET OF THE COMPANY (Amounts in million)	Note	31 December	31 December
		2015	2014
		RMB	RMB
Non-current assets
Property, plant and equipment, net		439,477	452,361
Construction in progress		72,763	100,543
Investment in subsidiaries		191,403	164,399
Interest in associates		5,931	5,453
Interest in joint ventures		13,196	13,346
Available-for-sale financial assets		297	91
Lease prepayments		6,492	6,930
Long-term prepayments and other assets		16,018	7,218
Total non-current assets		745,577	750,341
Current assets
Cash and cash equivalents		46,453	1,804
Time deposits with financial institutions		—	1
Trade accounts receivable		29,512	25,031
Bills receivable		540	176
Inventories		46,029	74,654
Prepaid expenses and other current assets		104,726	222,382
Total current assets		227,260	324,048

Current liabilities

Short-term debts		49,131	62,079
Loans from Sinopec Group Company and fellow subsidiaries		18,690	6,750
Trade accounts payable		85,182	102,399
Bills payable		1,852	2,933
Accrued expenses and other payables		112,999	221,715
Income tax payable		—	552
Total current liabilities		267,854	396,428

Net current liabilities		40,594	72,380

Total assets less current liabilities		704,983	677,961
Non-current liabilities
Long-term debts		75,926	75,493
Loans from Sinopec Group Company and fellow subsidiaries		44,100	41,930
Deferred tax liabilities		177	600
Provisions		28,968	25,830
Other long-term liabilities		3,382	3,104
Total non-current liabilities		152,553	146,957

		552,430	531,004
Equity
Share capital		121,071	118,280
Reserves	(a)	431,359	412,724
Total equity		552,430	531,004

Approved and authorised for issue by the board of directors on 29 March 2016.

Wang Yupu	Li Chunguang	Wen Dongfen
Chairman	President	Chief Financial Officer
(Legal representative)

41	BALANCE SHEET AND RESERVE MOVEMENT OF THE COMPANY (Continued)

(a)      RESERVES MOVEMENT OF THE COMPANY
The reconciliation between the opening and closing balances of each component of the Group’s consolidated reserves is set out in the consolidated statement of changes in equity. Details of the change in the Company’s individual component of reserves between the beginning and the end of the year are as follows:

	The Company
	2015	2014
	RMB million	RMB million
Capital reserve
Balance at 1 January	9,122	9,122
Balance at 31 December	9,122	9,122
Share premium
Balance at 1 January	41,824	33,347
Conversion of the 2011 Convertible Bonds (Note 28(iii))	14,026	8,477
Balance at 31 December	55,850	41,824
Statutory surplus reserve
Balance at 1 January	76,552	73,337
Appropriation	3,088	3,215
Balance at 31 December	79,640	76,552
Discretionary surplus reserve
Balance at 1 January	117,000	117,000
Balance at 31 December	117,000	117,000
Other reserves
Balance at 1 January	1,745	4,613
Cash flow hedges, net of deferred tax	47	(657)
Change in fair value of available-for-sale financial assets, net of deferred tax	—	(1,309)
Special reserve	81	(994)
Others	49	92
Balance at 31 December	1,922	1,745
Retained earnings
Balance at 1 January	166,481	164,698
Profit for the year	28,727	32,035
Distribution to owners (Note 13)	(24,214)	(28,031)
Appropriation	(3,088)	(3,215)
Special reserve	(81)	994
Balance at 31 December	167,825	166,481

	431,359	412,724

(C)	DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH THE ACCOUNTING POLICIES COMPLYING WITH ASBE AND IFRS (UNAUDITED)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with the accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, presentation or disclosures. Such information has not been subject to independent audit or review. The major differences are:

(I)	GOVERNMENT GRANTS

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognised as deferred income and are transferred to the income statement over the useful life of these assets.

(II)	SAFETY PRODUCTION FUND

Under ASBE, safety production fund should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, payments are expensed as incurred, or capitalised as fixed assets and depreciated according to applicable depreciation methods.

Effects of major differences between the net profit under ASBE and the profit for the year under IFRS are analysed as follows:

	Note	2015	2014
		RMB million	RMB million
Net profit under ASBE		43,346	48,910
Adjustments:
Government grants	(i)	127	116
Safety production fund	(ii)	191	(1,093)
Profit for the year under IFRS*		43,664	47,933

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

	Note	31 December	31 December
		2015	2014
		RMB million	RMB million
Shareholders’ equity under ASBE		785,623	647,095
Adjustments:
Government grants	(i)	(1,404)	(1,518)
Safety production fund	(ii)	—	—
Total equity under IFRS*		784,219	645,577

*
The figures are extracted from the consolidated financial statements prepared in accordance with the accounting policies complying with IFRS during the year ended 31 December 2014 and 2015 which have been audited by PricewaterhouseCoopers.

(D)	SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the Accounting Standards Update 2010–03, “Extractive Activities - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), issued by the Financial Accounting Standards Board of the United States, and in accordance with “Industrial Information Disclosure Guidelines for Public Company - No.8 Oil and Gas Exploitation”, issued by Shanghai Stock Exchange, this section provides supplemental information on oil and gas exploration and producing activities of the Group and its equity method investments at 31 December 2015 and 2014, and for the years then ended in the following six separate tables. Tables I through III provide historical cost information under IFRS pertaining to capitalised costs related to oil and gas producing activities; costs incurred in oil and gas exploration and development; and results of operation related to oil and gas producing activities. Tables IV through VI present information on the Group’s and its equity method investments’ estimated net proved reserve quantities; standardised measure of discounted future net cash flows; and changes in the standardised measure of discounted cash flows.

Tables I to VI of supplemental information on oil and gas producing activities set out below represent information of the Company and its consolidated subsidiaries and equity method investments.

     Table I: Capitalised costs related to oil and gas producing activities

			2015			2014
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Property cost, wells and related equipments and facilities	613,134	572,446	40,688	569,172	533,137	36,035
Supporting equipments and facilities	204,793	204,773	20	191,003	190,988	15
Uncompleted wells, equipments and facilities	70,731	69,873	858	78,971	78,185	786
Total capitalised costs	888,658	847,092	41,566	839,146	802,310	36,836
Accumulated depreciation, depletion, amortisation and impairment losses	(465,393)	(438,097)	(27,296)	(411,450)	(389,578)	(21,872)
Net capitalised costs	423,265	408,995	14,270	427,696	412,732	14,964
Equity method investments
Share of net capitalised costs of associates and joint ventures	11,296	—	11,296	15,277	—	15,277
Total of the Group’s and its equity method investments’ results of net capitalised costs	434,561	408,995	25,566	442,973	412,732	30,241

Table II: Costs incurred in oil and gas exploration and development

			2015			2014
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Exploration	11,572	11,572	—	16,704	16,704	—
Development	52,229	49,605	2,624	73,923	71,468	2,455
Total costs incurred	63,801	61,177	2,624	90,627	88,172	2,455
Equity method investments
Share of costs of exploration and development of associates and joint ventures	1,218	—	1,218	1,381	—	1,381
Total of the Group’s and its equity method investments’ results of exploration and development costs	65,019	61,177	3,842	92,008	88,172	3,836

TABLE III: Results of operations related to oil and gas producing activities

			2015			2014
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Revenues
Sales	52,580	52,580	—	69,223	69,223	—
Transfers	70,453	63,900	6,553	141,521	132,920	8,601
	123,033	116,480	6,553	210,744	202,143	8,601
Production costs excluding taxes	(48,315)	(46,883)	(1,432)	(50,567)	(48,962)	(1,605)
Exploration expenses	(10,459)	(10,459)	—	(10,969)	(10,969)	—
Depreciation, depletion, amortisation and impairment losses	(56,293)	(52,216)	(4,077)	(51,338)	(48,665)	(2,673)
Taxes other than income tax	(6,083)	(6,083)	—	(31,995)	(31,995)	—
Profit before taxation	1,883	839	1,044	65,875	61,552	4,323
Income tax expense	(1,205)	(210)	(995)	(17,454)	(15,387)	(2,067)
Results of operation from producing activities	678	629	49	48,421	46,165	2,256
Equity method investments
Revenues
Sales	7,207	—	7,207	12,973	—	12,973
	7,207	—	7,207	12,973	—	12,973
Production costs excluding taxes	(1,165)	—	(1,165)	(1,371)	—	(1,371)
Exploration expenses	(4)	—	(4)	(10)	—	(10)
Depreciation, depletion, amortisation and impairment losses	(2,157)	—	(2,157)	(2,961)	—	(2,961)
Taxes other than income tax	(3,036)	—	(3,036)	(6,881)	—	(6,881)
Profit before taxation	845	—	845	1,750	—	1,750
Income tax expense	(418)	—	(418)	(958)	—	(958)
Share of profit for producing activities of associates and joint ventures	427	—	427	792	—	792
Total of the Group’s and its equity method investments’ results of operations for producing activities	1,105	629	476	49,213	46,165	3,048

The results of operations for producing activities for the years ended 31 December 2015 and 2014 are shown above. Revenues include sales to unaffiliated parties and transfers (essentially at third-party sales prices) to other segments of the Group. Income taxes are based on statutory tax rates, reflecting allowable deductions and tax credits. General corporate overhead and interest income and expense are excluded from the results of operations.

TABLE IV: RESERVE QUANTITIES INFORMATION

The Group’s and its equity method investments’ estimated net proved underground oil and gas reserves and changes thereto for the years ended 31 December 2015 and 2014 are shown in the following table.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulation before contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of underground reserves are subject to change as additional information becomes available.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well.

“Net” reserves exclude royalties and interests owned by others and reflect contractual arrangements and obligation of rental fee in effect at the time of the estimate.

	2015			2014
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	2,772	2,700	72	2,841	2,773	68
Revisions of previous estimates	(638)	(641)	3	(38)	(46)	8
Improved recovery	99	99	—	154	154	—
Extensions and discoveries	41	41	—	141	130	11
Production	(317)	(297)	(20)	(326)	(311)	(15)
End of year	1,957	1,902	55	2,772	2,700	72
Non-controlling interest in proved developed and undeveloped reserves at the end of year	25	—	25	32	—	32
Proved developed reserves
Beginning of year	2,529	2,465	64	2,562	2,501	61
End of year	1,753	1,701	52	2,529	2,465	64
Proved undeveloped reserves
Beginning of year	243	235	8	279	272	7
End of year	204	201	3	243	235	8
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,715	6,715	—	6,493	6,493	—
Revisions of previous estimates	(252)	(252)	—	175	175	—
Improved recovery	70	70	—	48	48	—
Extensions and discoveries	1,749	1,749	—	711	711	—
Production	(731)	(731)	—	(712)	(712)	—
End of year	7,551	7,551	—	6,715	6,715	—
Proved developed reserves
Beginning of year	5,987	5,987	—	5,781	5,781	—
End of year	6,439	6,439	—	5,987	5,987	—
Proved undeveloped reserves
Beginning of year	728	728	—	712	712	—
End of year	1,112	1,112	—	728	728	—

TABLE IV: RESERVE QUANTITIES INFORMATION (Continued)

	2015			2014
			Other			Other
	Total	China	countries	Total	China	countries
Equity method investments
Proved developed and undeveloped reserves of associates and joint ventures (oil) (million barrels)
Beginning of year	275	—	275	289	—	289
Revisions of previous estimates	34	—	34	16	—	16
Improved recovery	1	—	1	—	—	—
Extensions and discoveries	9	—	9	2	—	2
Production	(33)	—	(33)	(32)	—	(32)
End of year	286	—	286	275	—	275
Proved developed reserves
Beginning of year	252	—	252	259	—	259
End of year	260	—	260	252	—	252
Proved undeveloped reserves
Beginning of year	23	—	23	30	—	30
End of year	26	—	26	23	—	23
Proved developed and undeveloped reserves of associates and joint ventures (gas) (billion cubic feet)
Beginning of year	26	—	26	27	—	27
Revisions of previous estimates	(3)	—	(3)	4	—	4
Improved recovery	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—
Production	(4)	—	(4)	(5)	—	(5)
End of year	19	—	19	26	—	26
Proved developed reserves
Beginning of year	24	—	24	24	—	24
End of year	18	—	18	24	—	24
Proved undeveloped reserves
Beginning of year	2	—	2	3	—	3
End of year	1	—	1	2	—	2
Total of the Group and its equity method investments
Proved developed and undeveloped reserves (oil) (million barrels)
Beginning of year	3,047	2,700	347	3,130	2,773	357
End of year	2,243	1,902	341	3,047	2,700	347
Proved developed and undeveloped reserves (gas) (billion cubic feet)
Beginning of year	6,741	6,715	26	6,520	6,493	27
End of year	7,570	7,551	19	6,741	6,715	26

TABLE V: STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

The standardised measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of ASU 2010-03 and “Industrial Information Disclosure Guidelines for Public Company – No.8 Oil and Gas Exploitation”. Estimated future cash inflows from production are computed by applying the average, first-day-of-the-month price for oil and gas during the twelve-month period before the ending date of the period covered by the report to year-end quantities of estimated net proved reserves. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% midperiod discount factors. This discounting requires a year-by-year estimate of when the future expenditure will be incurred and when the reserves will be produced.

The information provided does not represent management’s estimate of the Group’s and its equity method investments’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities are imprecise and change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation requires assumptions as to the timing and amount of future development and production costs. The calculations are made for the years ended 31 December 2015 and 2014 and should not be relied upon as an indication of the Group’s and its equity method investments’ future cash flows or value of its oil and gas reserves.

			2015			2014
			RMB million			RMB million
			Other			Other
	Total	China	countries	Total	China	countries
The Group
Future cash flows	931,637	912,898	18,739	1,807,330	1,763,757	43,573
Future production costs	(440,079)	(430,695)	(9,384)	(823,575)	(811,267)	(12,308)
Future development costs	(38,669)	(34,092)	(4,577)	(46,684)	(38,442)	(8,242)
Future income tax expenses	(11,139)	(9,779)	(1,360)	(135,219)	(125,329)	(9,890)
Undiscounted future net cash flows	441,750	438,332	3,418	801,852	788,719	13,133
10% annual discount for estimated timing of cash flows	(152,031)	(150,855)	(1,176)	(288,393)	(283,670)	(4,723)
Standardised measure of discounted future net cash flows	289,719	287,477	2,242	513,459	505,049	8,410
Discounted future net cash flows attributable to non-controlling interests	1,356	—	1,356	4,815	—	4,815
Equity method investments
Future cash flows	41,013	—	41,013	77,593	—	77,593
Future production costs	(11,665)	—	(11,665)	(14,393)	—	(14,393)
Future development costs	(2,996)	—	(2,996)	(13,313)	—	(13,313)
Future income tax expenses	(4,159)	—	(4,159)	(8,530)	—	(8,530)
Undiscounted future net cash flows	22,193	—	22,193	41,357	—	41,357
10% annual discount for estimated timing of cash flows	(9,828)	—	(9,828)	(21,707)	—	(21,707)
Standardised measure of discounted future net cash flows	12,365	—	12,365	19,650	—	19,650
Total of the Group’s and its equity method investments’ results of standardised measure of discounted future net cash flows	302,084	287,477	14,607	533,109	505,049	28,060

TABLE VI: CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED CASH FLOWS

	2015	2014
	RMB million	RMB million
The Group
Sales and transfers of oil and gas produced, net of production costs	(68,635)	(128,182)
Net changes in prices and production costs	(281,975)	(11,220)
Net changes in estimated future development cost	(6,873)	(14,207)
Net changes due to extensions, discoveries and improved recoveries	44,838	68,147
Revisions of previous quantity estimates	(68,875)	(1,453)
Previously estimated development costs incurred during the year	18,494	22,286
Accretion of discount	60,005	60,425
Net changes in income taxes	79,281	6,262
Net changes for the year	(223,740)	2,058
Equity method investments
Sales and transfers of oil and gas produced, net of production costs	(3,006)	(4,721)
Net changes in prices and production costs	(12,987)	(4,573)
Net changes in estimated future development cost	997	(431)
Net changes due to extensions, discoveries and improved recoveries	611	404
Revisions of previous quantity estimates	1,520	978
Previously estimated development costs incurred during the year	1,163	1,343
Accretion of discount	2,681	2,746
Net changes in income taxes	1,736	643
Net changes for the year	(7,285)	(3,611)
Total of the Group’s and its equity method investments’ results of net changes for the year	(231,025)	(1,553)

CORPORATE INFORMATION

STATUTORY NAME
中国石油化工股份有限公司

ENGLISH NAME
China Petroleum & Chemical Corporation

CHINESE ABBREVIATION
中国石化

ENGLISH ABBREVIATION
Sinopec Corp.

LEGAL REPRESENTATIVE
Mr. Wang Yupu

AUTHORISED REPRESENTATIVES
Mr. Li Chunguang
Mr. Huang Wensheng

SECRETARY TO THE BOARD
Mr. Huang Wensheng

REPRESENTATIVE ON SECURITIES MATTERS
Mr. Zheng Baomin

REGISTERED ADDRESS AND PLACE OF BUSINESS
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC
Postcode: 100728
Tel.: 86-10-59960028
Fax: 86-10-59960386
Website: http://www.sinopec.com
E-mail addresses: ir@sinopec.com

PLACE OF BUSINESS IN HONG KONG
20th Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

INFORMATION DISCLOSURE AND PLACES FOR COPIES OF RELATIVE REPORTS
No change during the reporting period

LEGAL ADVISORS
People’s Republic of China:
Haiwen & Partners
20th Floor, Fortune Financial Centre
No. 5, Dong San Huan Central Road
Chaoyang District
Beijing PRC
Postcode: 100020

Hong Kong:
Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen’s Road
Central, Hong Kong

U.S.A.
Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark
15 Queen’s Road, Central, Hong Kong

REGISTRARS
A Shares:
China Securities Registration and Clearing
Company Limited Shanghai Branch Company
36th Floor, China Insurance Building
166 Lujiazui East Road
Shanghai, PRC

H Shares:
Hong Kong Registrars Limited
R1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong

DEPOSITARY FOR ADRS
The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

COPIES OF THIS ANNUAL REPORT ARE AVAILABLE AT
The PRC:
China Petroleum & Chemical Corporation
Board Secretariat
No.22 Chaoyangmen North Street,
Chaoyang District
Beijing, PRC

The US:
Citibank, N.A.
388 Greenwich St., 14th Floor
New York NY 10013
United States of America

The UK:
Citibank, N.A.
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB, U.K.

PLACES OF LISTING OF SHARES, STOCK NAMES AND STOCK CODES
A Shares:
Shanghai Stock Exchange
Stock name: SINOPEC CORP
Stock code: 600028

H Shares:
Hong Kong Stock Exchange
Stock name: Sinopec Corp
Stock code: 0386

ADRs:
New York Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

London Stock Exchange
Stock name: SINOPEC CORP
Stock code: SNP

NAMES AND ADDRESSES OF AUDITORS OF SINOPEC CORP.
Domestic Auditors:
PricewaterhouseCoopers
Zhong Tian LLP
Address:
11th Floor
PricewaterhouseCoopers,
2 Corporate Avenue,
202 Hu Bin Road,
Huangpu District,
Shanghai, PRC

Overseas Auditors: PricewaterhouseCoopers
Address:
22nd Floor,
Prince’s Building,
Central, Hong Kong

DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal business hours after 29 March 2016 (Tuesday) at the registered address of Sinopec Corp. upon requests by the relevant regulatory authorities and shareholders in accordance with the Articles of Association and the laws and regulations of PRC:

a)	The original copies of the 2015 annual reports signed by Mr. Wang Yupu, the Chairman;

b)
The original copies of financial statements and consolidated financial statements as of 31 December 2015 prepared under IFRS and ABSE, signed by Mr.Wang Yupu, the Chairman, Mr. Li Chunguang, director and President, Ms. Wen Dongfen, the Chief Financial Officer and head of the financial department of Sinopec Corp.;

c)	The original auditors’ report signed by the auditors; and

d)	All the original copies of the documents and announcements that Sinopec Corp. has published in the newspapers stipulated by the CSRC during the reporting period.

By Order of the Board
Wang Yupu
Chairman

Beijing, PRC, 29 March 2016

CONFIRMATION FROM THE DIRECTORS AND SENIOR MANAGEMENT

According to the relevant provisions and requirements of the PRC Securities Law and Management Rules for Information Disclosure by Listed Companies promulgated by the CSRC, as the Board directors and senior management of Sinopec Corp., we have carefully reviewed the 2015 annual report of Sinopec Corp. and concluded that this annual report truly and objectively represents Sinopec Corp.’s business performance in 2015, it contains no false representations, misleading statements or material omissions and complies with the requirements of the CSRC and other relevant regulatory authorities.

Signatures of the Directors and Senior Management:

Wang Yupu	Li Chunguang	Zhang Jianhua	Wang Zhigang

Dai Houliang	Zhang Haichao	Jiao Fangzheng	Ma Yongsheng

Jiang Xiaoming	Andrew Y. Yan	Tang Min	Fan Gang

Jiang Zhenghong	Ling Yiqun	Huang Wensheng	Chang Zhenyong

Wen Dongfen	Lei Dianwu

29 March 2016

This annual report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.